Filed pursuant to Rule 424(b)(4)
SEC File No. 333-183671

10,000,000 Common Units

Representing Limited Partner Interests

Alon USA Partners, LP

This is the initial public offering of our common units representing limited partner interests. We are offering 10,000,000 common units in this offering.

Prior to this offering, there has been no public market for our common units. Our common units have been approved for listing on the New York Stock Exchange under the symbol “ALDW.”

Investing in our common units involves risks. See “Risk Factors” beginning on page 18. These risks include the following:

•	We may not have sufficient available cash to pay any quarterly distribution on our common units.

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The price volatility of crude oil, other feedstocks, refined products and fuel and utility services may have a material adverse effect on our earnings, profitability and cash flows, and our ability to make distributions to unitholders.

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Changes in the WTI—Brent or Cushing WTI—Midland WTS differentials or the easing of logistical and infrastructure constraints at Cushing, Oklahoma could adversely affect the crude oil cost advantage that has been in our favor, which could negatively affect our profitability.

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The amount of our quarterly cash distributions, if any, will vary significantly both quarterly and annually and will be directly dependent on the performance of our business. Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase distributions over time.

•	Our unitholders have limited voting rights and are not entitled to elect our general partner or our general partner’s directors.

•	You will incur immediate and substantial dilution in net tangible book value per common unit.

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Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation for federal income tax purposes or we were to become subject to material additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to you could be substantially reduced.

•	You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Initial public offering price	$16.00	$160,000,000
Underwriting discount	$1.12	$11,200,000
Proceeds, before expenses, to Alon USA Partners, LP	$14.88	$148,800,000

To the extent that the underwriters sell more than 10,000,000 common units, the underwriters have the option to purchase up to an additional 1,500,000 common units at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the common units against payment in New York, New York on or about November 26, 2012.

Goldman, Sachs & Co.	Credit Suisse	Citigroup
Jefferies
Macquarie Capital		Tudor, Pickering, Holt & Co.

Prospectus dated November 19, 2012.

i

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by or on behalf of us or any other information to which we have referred you in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of our common units means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy our common units in any circumstances under which the offer or solicitation is unlawful.

Through and including December 14, 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the common units offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Industry and Market Data

The data included in this prospectus regarding the refining industry, including trends in the market and our position and the position of our competitors within the refining industry, is based on a variety of sources, including information provided by independent industry publications, government publications and other published independent sources, information obtained from customers, distributors, suppliers, trade and business organizations and publicly available information (including the reports and other information our competitors file with the SEC, which we did not participate in preparing and as to which we make no representation), as well as our good faith estimates, which have been derived from management’s knowledge and experience in the areas in which our business operates. Estimates of market size and relative positions in a market are difficult to develop and inherently uncertain.

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common units. You should read this entire prospectus carefully, including the historical and pro forma combined financial statements and the notes to those statements, before investing in our common units. The information presented in this prospectus assumes, unless otherwise indicated, that the underwriters’ option to purchase additional common units is not exercised. You should read “Risk Factors” beginning on page 18 for information about important risks that you should consider before buying our common units.

Unless the context otherwise requires, in this prospectus, all references to “Alon USA,” “Alon USA Partners, LP Predecessor,” the “partnership,” “we,” “us” and “our” or like terms when used in a historical context refer to the businesses of Alon USA, LP, a Texas limited partnership, and Alon USA Refining, Inc., a Delaware corporation, each of which Alon USA Energy, Inc., a Delaware corporation, is contributing to Alon USA Partners, LP in connection with this offering. Unless the context otherwise requires, when used in the present tense or prospectively, those terms refer to Alon USA Partners, LP, a Delaware limited partnership, and its subsidiaries. References in this prospectus to “our general partner” refer to Alon USA Partners GP, LLC, a Delaware limited liability company and the general partner of the partnership. Unless the context otherwise requires, references in this prospectus to Alon Energy refer to Alon USA Energy, Inc., our parent company and the owner of our general partner, and its consolidated subsidiaries other than us. We have included a glossary of industry terms in Appendix B hereto.

Alon USA Partners, LP

Overview

We are a Delaware limited partnership formed in August 2012 by Alon USA Energy, Inc. (NYSE: ALJ) to own, operate and grow our strategically located refining and petroleum products marketing business. Our integrated downstream business operates primarily in the South Central and Southwestern regions of the United States. We own and operate a crude oil refinery in Big Spring, Texas with total throughput capacity of approximately 70,000 barrels per day (“bpd”), which we refer to as our Big Spring refinery. We refine crude oil into finished products, which we market primarily in West Texas, Central Texas, Oklahoma, New Mexico and Arizona through our wholesale distribution network to both Alon Energy’s retail convenience stores and other third-party distributors.

Our Big Spring refinery has a Nelson complexity rating of 10.2. Our refinery’s complexity allows us the flexibility to process a variety of crudes into higher-value refined products. For the year ended December 31, 2011 and the nine months ended September 30, 2012, sour crude, such as West Texas Sour (“WTS”), represented approximately 80.4% and 78.6% of our throughput, respectively, and sweet crude, such as West Texas Intermediate (“WTI”), represented approximately 15.8% and 18.8% of our throughput, respectively. For the year ended December 31, 2011 and the nine months ended September 30, 2012, we produced approximately 49.1% and 49.6% gasoline, 32.3% and 32.8% diesel/jet fuel, 7.1% and 6.3% asphalt, 6.0% and 5.9% petrochemicals and 5.5% and 5.4% other refined products, in each case, respectively. Major processing units at our Big Spring refinery include fluid catalytic cracking, naphtha reforming, vacuum distillation, hydrotreating and alkylation units. During the year ended December 31, 2011 and the nine months ended September 30, 2012, our Big Spring refinery had a utilization rate of 90.8% and 97.3%, respectively.

We believe the location and sour crude processing capability of our Big Spring refinery provide us strategic cost advantages for sourcing our crude oil requirements. Our close proximity to the Midland and Cushing markets allows us to source WTS and WTI crude oils, both of which currently trade at a considerable discount to imported waterborne crude oils, such as Brent crude oil (“Brent”). Our ability to purchase these less expensive crude oils provides us a cost advantage compared to refineries located on the U.S. Gulf Coast that utilize more expensive waterborne crude oils to produce the refined products they sell in our market area. In addition, our Big Spring refinery’s ability to process substantial volumes of WTS provides us with a further cost advantage. WTS has historically traded at a discount to WTI due to the cost associated with eliminating sulfur content from sour crude in the refining process. Because our Big Spring refinery is able to process substantial volumes of WTS, our overall feedstock costs are generally lower than those of refineries that are not capable of processing high volumes of WTS and therefore must utilize a greater percentage of sweeter, more expensive crudes such as WTI.

In addition to cost advantages resulting from our proximity to domestic crude oil sources and our refinery’s capability to process substantial volumes of WTS, we have been able to capitalize on the oversupply of West Texas crudes in Midland, the largest origination terminal for West Texas crude oil, resulting from increased production in the Permian Basin coupled with infrastructure constraints in Cushing, Oklahoma. Although West Texas crudes are typically transported to Cushing for sale, current logistical and infrastructure constraints at Cushing are limiting the ability of Permian Basin producers to transport their production to Cushing. The resulting oversupply of West Texas crudes at Midland has depressed Midland WTI crude prices and enabled us to access an increased portion of our West Texas crude supply directly from Midland at discounted prices to Cushing. Moreover, by sourcing West Texas crude oils at Midland, we are able to eliminate the cost of transporting crude supply to and from Cushing.

The following table shows average crude oil source differentials for the periods presented, which we believe have provided us the strategic cost advantages described above.

Average Differential(1)	Nine Months Ended September 30, 2012	Year Ended December 31, 2011	Five Years Ended December 31, 2011
NYMEX Cushing WTI–ICE Brent	$(16.04)	$(15.80)	$(3.23)
Midland WTS–NYMEX Cushing WTI	(4.13)	(2.14)	(2.95)
Midland WTI–NYMEX Cushing WTI	(2.86)	(0.60)	(0.28)

(1)	Average prices from Alon Energy.

We sell refined products from our Big Spring refinery in both the wholesale rack and bulk markets. We focus our marketing of transportation fuels produced at our Big Spring refinery on portions of Texas, Oklahoma, New Mexico and Arizona through our physically integrated refining and distribution system. We distribute fuel products through a product pipeline and terminal network of seven pipelines totaling approximately 840 miles and five terminals that we own or access through leases or long-term throughput agreements. On a historical basis, we sold 19.1% and 19.4% of the motor fuels we produced and all of the asphalt we produced to Alon Energy during the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively. In addition, in connection with this offering, we will enter into a 20-year fuel supply agreement with Alon Energy under which we will supply substantially all of the motor fuel requirements of Alon Energy’s retail convenience stores. We will also enter into a 20-year asphalt supply agreement with Alon Energy. For the twelve months ending September 30, 2013, we expect to sell approximately 21% of the motor fuels and all of the asphalt we produce to Alon Energy.

Our total net sales for the year ended December 31, 2011 and the nine months ended September 30, 2012 were $3.2 billion and $2.7 billion, respectively. Our pro forma net income and Adjusted EBITDA for the year ended December 31, 2011 were $286.4 million and $371.3 million, respectively, and for the nine months ended September 30, 2012 were $262.8 million and $334.2 million, respectively. Please read “—Summary Historical Combined and Pro Forma Combined Financial and Operating Data—Non-GAAP Financial Measure” beginning on page 17 for the definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles (“GAAP”). Please also read our unaudited pro forma combined financial statements included elsewhere in this prospectus.

Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and contribute to our continued success:

Strategically Located Refinery with Advantageous Access to Crude Oil Supply. Our Big Spring refinery is located in close proximity to Midland, Texas, the largest origination terminal for West Texas crude oil. We believe this proximity provides us with cost-effective sources of WTS and WTI crude. The recent increase in the discount at which a barrel of WTI trades relative to Brent has allowed refineries, such as ours, that are capable of sourcing and utilizing WTI and WTI-linked crude oils, to realize relatively lower feedstock costs while benefiting from the higher refined product prices resulting from higher Brent prices. As of August 2012, the U.S. Energy Information Administration (“EIA”) has forecasted that WTI will continue to trade at a significant discount to Brent through 2013. Moreover, our strategic location provides us with a low relative transportation cost to source WTS and WTI crude oil in Midland, Texas versus purchasing such crude at Cushing, further increasing the discount to Brent that we realize. We believe regulatory and capital hurdles make it difficult for competitors to replicate our business.

Attractive Regional Refined Products Supply/Demand Dynamics. Because of our inland location closer to the areas in which we market our products, foreign and coastal domestic refiners seeking to access our marketing area would incur higher transportation costs than we do. For the year ended December 31, 2011 and the nine months ended September 30, 2012, the aggregate average gasoline and diesel sale prices we realized exceeded the aggregate average gasoline and diesel prices used in calculating the Gulf Coast (WTI) 3-2-1 crack spread by $2.99 and $1.08 per barrel, respectively.

Sophisticated and Flexible Refinery with Crude Oil Supply and Operating Advantages. In addition to the benefits attributable to our strategic location, our refinery’s high relative net cash margin per barrel is due primarily to:

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our ability to process substantial volumes of sour crude oil which results in lower feedstock costs and provides the competitive flexibility to utilize an alternative to low sulfur, or sweet, crude oils such as WTI, allowing us to capitalize on any long-term price differentials; and

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the low-cost operations and efficiencies we realize by having a sophisticated refinery and a network of pipelines and terminals that we either own or have access to through leases or long-term throughput agreements.

Physically Integrated Refining and Distribution System. Our pipeline, terminal and distribution network provides us with the flexibility to: (1) access a variety of crude oils for feedstock, thereby allowing us to optimize our refinery’s crude supply; and (2) distribute our motor fuel products efficiently to markets in the South Central and Southwestern United States through interconnections with third-party transportation systems. Our physically integrated system also allows us to achieve cost efficiencies that are not available to those competitors who are not similarly integrated. Our distribution system is enhanced through our supply arrangements with Alon Energy.

Low-Risk Wholesale Marketing Operations. Through our wholesale marketing operations, we supply refined products and provide brand support services such as payment card processing, advertising programs and loyalty and marketing programs to branded distributors as well as Alon Energy’s retail convenience stores. Because our unaffiliated customers are distributors rather than individual retailers, we make sales to a select number of large, creditworthy customers, whose credit profile may be more closely monitored. Additionally, our distributors take possession of their motor fuels directly from our inventories at fuel terminals in our distribution system, which limits our commodities risk exposure and risk associated with fuel transportation.

Our Relationship with Alon Energy. Our sponsor is an independent refiner and marketer of petroleum products operating primarily in the South Central, Southwestern and Western regions of the United States. As of September 30, 2012, Alon Energy operated 299 convenience stores in Central and West Texas and New Mexico, substantially all of which are branded 7-Eleven and all of which we supply. In connection with this offering, we will also enter into a 20-year fuel supply agreement with Alon Energy under which we will supply substantially all of the motor fuel requirements of Alon Energy’s retail convenience stores. We believe that access to Alon Energy’s complementary retail business fosters a mutually beneficial commercial relationship that allows us to benefit from our combined economies of scale and purchasing power. We also believe that Alon Energy’s ownership of our general partner and a majority of our common units will serve to align Alon Energy’s interests with ours and promote and support the successful execution of our business strategies.

Experienced and Incentivized Leadership. Our executive officers have an average of over 20 years’ experience in the industry. A number of our executive officers and key operating personnel have spent the majority of their careers operating refineries and have successfully managed our business through multiple industry cycles. We also benefit from the management and marketing expertise provided by Alon Energy, who, following this offering, will own 100% of the voting interests in our general partner and 84.0% of our common units.

Business Strategy

The primary components of our business strategy are:

Distribute All Available Cash We Generate Each Quarter. The board of directors of our general partner will adopt a policy under which distributions for each quarter will equal the amount of available cash (as described in “Cash Distribution Policy and Restrictions on Distributions”) we generate each quarter. We do not intend to maintain excess distribution coverage in order to stabilize our quarterly distributions or to otherwise reserve cash for future distributions. In addition, our general partner has a non-economic interest and no incentive distribution rights, and, accordingly, our unitholders will receive 100% of our cash distributions. The board of directors of our general partner may change our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to pay distributions to our unitholders on a quarterly or other basis. See “Cash Distribution Policy and Restrictions on Distributions” beginning on page 50.

Maintain Efficient Refinery Operations and Promote Operational Excellence and Reliability. For the year ended December 31, 2011 and the nine months ended September 30, 2012, our Big Spring refinery maintained a utilization rate of 90.8% and 97.3%, respectively. We intend to continue to operate our refinery as reliably and efficiently as possible to optimize utilization and further improve our operations by maintaining our costs at competitive levels. We will continue to devote significant time and resources toward improving the reliability of our operations. We will also seek to improve operating performance through commitment to our preventive maintenance program and to employee training and development programs.

Enhance Existing Operations and Invest in Organic Growth. We are focused on the profitable enhancement of our existing operations and investment in organic growth by:

•	continuing to make investments to enhance the operating flexibility of our refinery and increase our crude oil sourcing advantage;

•	evaluating ways to increase the profitability of our Big Spring refinery through cost-effective upgrades and expansions;

•	pursuing organic growth projects at the refinery to improve the yield of motor fuels we produce and the efficiency of our operations; and

•	expanding our physically integrated system by making investments in logistics operations, including terminal and pipeline facilities.

Maintain Modest Leverage and Sufficient Levels of Liquidity. We anticipate we will remain modestly leveraged and will continue to benefit from a number of sources of liquidity that will provide us with financial flexibility during periods of volatile commodity prices, including cash on hand, our amended and restated revolving credit facility and trade credit from our crude oil suppliers. For example, in February 2011, we entered into a supply and offtake agreement with J. Aron & Company (“J. Aron”) under which (i) J. Aron agreed to sell to us, and we agreed to buy from J. Aron, at market prices, up to our daily refining capacity limit of crude oil for processing at the Big Spring refinery and (ii) we agreed to sell, and J. Aron agreed to buy, at market prices, certain refined products produced by the Big Spring refinery. On a pro forma basis for this offering, as of September 30, 2012, we estimate that we would have had approximately $101.4 million of available liquidity comprised of cash on hand and amounts available for borrowing under our amended and restated revolving credit facility. For the twelve months ending September 30, 2013, we anticipate we will have a total debt to Adjusted EBITDA ratio of 0.7 to 1.0. Our actual available liquidity may vary from our estimated amount depending on several factors, including fluctuations in inventory and accounts receivable values as well as cash reserves.

Evaluate Accretive Acquisition Opportunities. We may pursue accretive acquisitions within our refining and wholesale marketing business operations, both in our existing areas of operations as well as in new geographic regions that would diversify our operating footprint. Our acquisition strategy may include purchases from or together with Alon Energy. We believe that Alon Energy’s active participation in the refining and wholesale marketing business and its unique insights into business opportunities in our industry will help us identify, evaluate and pursue attractive commercial growth opportunities.

Refining Industry Overview

Crude oil refining is the process of separating the hydrocarbons present in crude oil for the purpose of converting them into marketable finished, or refined, petroleum products such as gasoline, diesel, jet fuel, asphalt and other products. Refining is primarily a margin-based business where both the feedstock (primarily crude oil) and the refined products are commodities with fluctuating prices. In order to increase profitability, refineries focus on maximizing the yields of high-value finished products and minimizing the costs of feedstock and operating expenses. The U.S. economy has historically been the largest consumer of petroleum-based products in the world. According to the EIA’s 2012 Refinery Capacity Report, there were 134 operating oil refineries in the United States in January 2012, with a total refining capacity of approximately 16.7 million bpd.

Crude oil supply and demand dynamics can vary by region, creating differentiated margin opportunities depending on a given refinery’s location. Our Big Spring refinery is located in the Gulf Coast region of the United States, represented in part by Petroleum Administration for Defense District III (“PADD III”). Refineries that operate in PADD III and utilize WTI and WTI-linked crudes, including our Big Spring refinery, often benchmark their performance against the Gulf Coast (WTI) 3-2-1 crack spread. The Gulf Coast (WTI) 3-2-1 crack spread averaged $8.64 per barrel for the three years ended December 31, 2010. During the year ended December 31, 2011, and for the first nine months of 2012, the Gulf Coast (WTI) 3-2-1 crack spread averaged $23.37 and $27.54 per barrel, respectively. The primary driver of the increased crack spread is the differential between WTI and Brent, which is resulting in part from the logistical and infrastructure constraints at Cushing that are leading to lower Midland WTI prices.

According to the EIA, total demand for refined products in PADD III has represented approximately 20.9% of total U.S. refined products demand from 2007 to 2011. Total refiner capacity for PADD III in May 2012 was 8.7 million bpd with total throughput at 8.2 million bpd, representing a refinery utilization rate of approximately 93.8%. Refinery capacity exceeds refined product demand with finished petroleum products consumed in the region totaling 3.5 million bpd, causing refiners in PADD III to supply all other PADDs. Despite this high level of refining capacity relative to the refined product demand, refiners who can access advantageous crude supplies are still able to achieve high margins.

Risk Factors

Investing in our common units involves risks that include the volatility of crude oil and other refinery feedstocks, refined product prices, competition, our partnership structure, the tax characteristics of our common units and other material factors. For a discussion of these risks and other considerations that could negatively affect us, see “Risk Factors” beginning on page 18 and “Cautionary Note Regarding Forward-Looking Statements” beginning on page 45.

Our Relationship with Alon Energy

Alon Energy is an independent refiner and marketer of petroleum products operating primarily in the South Central, Southwestern and Western regions of the United States. Following this offering, Alon Energy will own 100% of the voting interests in our general partner and 84.0% of our common units. Our ongoing relationship with Alon Energy provides us with secure fuel distribution outlets and marketing expertise, which we believe provides us with a competitive advantage. Given its significant ownership in us, we believe Alon Energy will be motivated to promote and support the successful execution of our business plan and to pursue projects and/or acquisitions that enhance the value of our business. Under the terms of the omnibus agreement that we will enter into in connection with the closing of this offering, we will have a right of first refusal if Alon Energy or any of its controlled affiliates has the opportunity to acquire a controlling interest in any refinery and related crude oil and refined product logistic assets, including non-retail transportation terminal sales, and that operate in Arizona, Arkansas, Colorado, Kansas, New Mexico, Oklahoma or Texas. In addition, pursuant to the terms of the omnibus agreement, we will have a 60-day exclusive right of negotiation if Alon Energy or any of its controlled affiliates decide to attempt to sell any refinery and related crude oil and refined product logistic assets, including non-retail transportation terminal sales, that operate in Arizona, Arkansas, Colorado, Kansas, New Mexico, Oklahoma or Texas. Additionally, in connection with this offering, we will enter into a 20-year fuel supply agreement with Alon Energy under which we will supply substantially all of the motor fuel requirements of Alon Energy’s retail convenience stores. We will also enter into a 20-year asphalt supply agreement with Alon Energy. See “Certain Relationships and Related Party Transactions—Agreements with Alon Energy” beginning on page 114.

Our Management

We are managed and operated by the board of directors and executive officers of our general partner, Alon USA Partners GP, LLC, an indirect subsidiary of Alon Energy. Following this offering, Alon Energy will own, directly or indirectly, approximately 84.0% of our outstanding common units. As a result of owning our general partner, Alon Energy will have the right to appoint all of the members of the board of directors of our general partner, including all of our general partner’s independent directors. The first independent director was appointed to the board of directors of our general partner effective November 19, 2012. Alon Energy will appoint our general partner’s second independent director within three months of the date our common units begin trading, and our general partner’s third independent director within one year from such date. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. For more information about the executive officers and directors of our general partner, please read “Management” beginning on page 101.

Following the consummation of this offering, neither our general partner nor Alon Energy will receive any management fee or other compensation in connection with our general partner’s management of our business, but we will reimburse our general partner and its affiliates, including Alon Energy, for all expenses they incur and payments they make on our behalf pursuant to our partnership agreement, the omnibus agreement and the services agreement. Neither our partnership agreement, the omnibus agreement nor our services agreement limits the amount of expenses for which our general partner and its affiliates may be reimbursed. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Party Transactions” beginning on page 113.

Conflicts of Interest and Fiduciary Duties

Our general partner has a legal duty to manage us in good faith. However, the officers and directors of our general partner also have fiduciary duties to manage our general partner in a manner beneficial to its indirect owner, Alon Energy. As a result, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and Alon Energy, on the other hand. Our partnership agreement limits the liability and replaces the duties owed by our general partner to our unitholders. Our partnership agreement also restricts the remedies available to our unitholders for actions that might otherwise constitute a breach of our general partner’s duties. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and each unitholder is treated as having consented to various actions and potential conflicts of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law.

For a more detailed description of the conflicts of interest and the fiduciary duties of our general partner, see “Conflicts of Interest and Fiduciary Duties” beginning on page 117. For a description of other relationships with our affiliates, see “Certain Relationships and Related Party Transactions” beginning on page 113.

About Us

Alon USA Partners, LP was formed in Delaware in August 2012. Our principal executive offices are located at 12700 Park Central Dr., Suite 1600, Dallas, Texas 75251, and our telephone number is (972) 367-3600. Our website address is www.alonpartners.com. Information contained on our website or Alon Energy’s website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (the “SEC”) available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC.

The IPO Transactions

In connection with this offering, the following transactions will occur:

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On or before the closing date of this offering, Alon Energy will conduct a series of internal restructuring transactions that will result in our ownership of the Big Spring refinery and related assets through our operating subsidiaries.

•	On the closing date of this offering, we will enter into the following agreements with Alon Energy:

•

a services agreement with Alon Energy pursuant to which (i) Alon Energy will provide certain general and administrative services to us, and (ii) we will reimburse Alon Energy for certain expenses incurred by them on our behalf;

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an omnibus agreement with Alon Energy pursuant to which (i) we will have certain rights of first refusal on refinery and related crude oil and refined product logistic assets in our areas of operations, (ii) we will have certain exclusive rights of negotiation with respect to assets to be sold by Alon Energy, (iii) Alon Energy will agree to indemnify us with respect to certain liabilities, and (iv) we will receive the rights to continue to use the “Alon” name and related marks;

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a tax sharing agreement pursuant to which we will reimburse Alon Energy for our share of state and local income and other taxes borne by Alon Energy as a result of our results being included in a combined or consolidated tax return filed by Alon Energy with respect to taxable periods including or beginning on the closing date of this offering;

•	a 20-year fuel supply agreement with Alon Energy under which we will supply substantially all of the motor fuel requirements of Alon Energy’s retail convenience stores; and

•	a 20-year asphalt supply agreement with Alon Energy.

For a more detailed description of these agreements, see “Certain Relationships and Related Party Transactions—Agreements with Alon Energy” beginning on page 114.

•	We will issue to Alon Energy 52,500,000 common units, representing a 84.0% limited partner interest in us (assuming the underwriters do not exercise their option to acquire additional common units).

•

On the closing date of this offering, we will issue and sell 10,000,000 common units to the public in this offering and pay related underwriting discounts and commissions and all related transaction costs in connection with this offering.

•

We will use the net proceeds from the sale of 10,000,000 common units in this offering to repay approximately $146.8 million of principal and accrued interest relating to intercompany debt payable by our subsidiaries to Alon Energy and its affiliates. We expect that the remaining balance of the intercompany debt will be eliminated prior to closing or in connection with the underwriters’ option to purchase additional units.

•

We will assume from Alon Energy a fully drawn $250.0 million term loan facility, which we refer to as our “new term loan facility.” We expect that the new term loan facility will be guaranteed by Alon Energy and that Alon Energy will be released from all of its obligations thereunder other than with respect to its obligations as a guarantor.

See “Use of Proceeds” beginning on page 46.

We refer to the above transactions throughout this prospectus as the “IPO Transactions.”

We have granted the underwriters a 30-day option to purchase up to an aggregate of 1,500,000 additional common units. Any net proceeds received from the exercise of this option will be distributed to Alon Energy. The number of common units to be issued to Alon Energy above includes 1,500,000 common units that will be issued at the expiration of the underwriters’ option to purchase additional common units if the underwriters do not exercise their option. Any common units that would have been sold to the underwriters had they exercised the option in full will be issued to Alon Energy at the expiration of the option period as satisfaction of all remaining intercompany debt. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding, but if the underwriters’ option is not exercised in full, Alon Energy’s limited partner interest in us will increase.

Organizational Structure

The following chart illustrates our organizational structure after giving effect to the IPO Transactions (assuming the underwriters’ option to purchase additional common units is not exercised):

The Offering

Issuer	Alon USA Partners, LP

Common units offered	10,000,000 common units

Over-allotment option	We have granted the underwriters a 30-day option to purchase up to an aggregate of 1,500,000 additional common units. Any common units not purchased pursuant to the over-allotment option will be issued to Alon Energy.

Use of proceeds	We intend to use the estimated net proceeds of approximately $146.8 million from this offering, after deducting the estimated underwriting discount and offering expenses, to repay approximately $146.8 million of principal and accrued interest outstanding as of September 30, 2012 relating to intercompany debt payable by our subsidiaries to Alon Energy and its affiliates. We expect that the remaining balance of the intercompany debt will be eliminated prior to closing or in connection with the underwriters’ option to purchase additional common units.

The net proceeds from any exercise of the underwriters’ option to purchase additional common units (approximately $22.3 million, if exercised in full) will be distributed to Alon Energy as repayment of intercompany debt and in whole or in part as reimbursement for certain pre-formation capital expenditures.

Please read “Use of Proceeds” beginning on page 46.

Cash distributions	Within 60 days after the end of each quarter, beginning with the quarter ending December 31, 2012, we expect to make distributions to unitholders of record on the applicable record date. We expect our first distribution will include available cash (as described below) for the period from the closing of this offering through December 31, 2012.

The board of directors of our general partner will adopt a policy pursuant to which distributions for each quarter will be in an amount equal to the available cash we generate in such quarter. Available cash for each quarter will be determined by the board of directors of our general partner following the end of such quarter. We expect that available cash for each quarter will generally equal our cash flow from operations for the quarter, less cash needed for maintenance capital expenditures, accrued but unpaid expenses, reimbursement of expenses incurred by our general partner and its affiliates, debt service and other contractual obligations and reserves for future operating or capital needs that the board of directors of our general partner deems necessary or appropriate, including reserves for turnarounds, catalyst replacement and related expenses.

We do not intend to maintain excess distribution coverage for the purpose of maintaining stability or growth in our quarterly distribution or to otherwise reserve cash for distributions, and we do not intend to incur debt to pay quarterly distributions. We expect to finance substantially all of our growth externally, either by debt issuances or additional issuances of equity. We intend to reserve amounts each quarter in order to fund capital expenditures associated with our major turnaround and catalyst replacements.

Because our policy will be to distribute an amount equal to all available cash we generate each quarter, our unitholders will have direct exposure to fluctuations in the amount of cash generated by our business. We expect that the amount of our quarterly distributions, if any, will vary based on our operating cash flow during such quarter. As a result, our quarterly distributions, if any, will not be stable and will vary from quarter to quarter as a direct result of variations in, among other factors, (i) our operating performance, (ii) cash flows caused by, among other things, fluctuations in the prices of crude oil and other feedstocks and the prices we receive for finished products, working capital needs or capital expenditures and (iii) cash reserves deemed necessary or appropriate by the board of directors of our general partner. Such variations in the amount of our quarterly distributions may be significant. Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase distributions over time. The board of directors of our general partner may change our distribution policy at any time. Our partnership agreement does not require us to pay distributions to our unitholders on a quarterly or other basis.

Based upon our forecasted results for the twelve months ending September 30, 2013, and assuming the board of directors of our general partner declares distributions in accordance with our cash distribution policy, we expect that our aggregate distributions for the twelve months ending September 30, 2013 will be approximately $325.0 million, or $5.20 per common unit, including special turnaround reserve and wholesale business rebranding expenses of approximately $14.1 million. See “Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2013” beginning on page 54.

Unanticipated events may occur which could materially adversely affect the actual results we achieve during the forecast periods. Consequently, our actual results of operations, cash flows, financial condition and our need for cash reserves during the forecast periods may vary from the forecast, and such variations may be material. Prospective investors are cautioned not to place undue reliance on our forecast and should make their own independent assessment of our future results of operations, cash flows and financial condition. In addition, the board of directors of our general partner may be required to, or elect to, reduce or eliminate our distributions at any time during periods of high prices for refinery feedstocks, such as crude oil, and/or reduced prices or demand for our refined products, among other reasons. See “Risk Factors” beginning on page 18.

Subordinated units	None.

Incentive Distribution Rights	None.

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders.

Please read “Units Eligible for Future Sale” beginning on page 141 and “The Partnership Agreement—Issuance of Additional Partnership Interests” beginning on page 130.

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, Alon Energy will own an aggregate of 84.0% of our common units (or 81.6% of our common units if the underwriters exercise their option to purchase additional common units in full). This will give Alon Energy the ability to prevent the removal of our general partner. Please read “The Partnership Agreement—Voting Rights” beginning on page 128.

Limited call right	If at any time our general partner and its affiliates (including Alon Energy) own more than 90% of the units, our general partner will have the right, but not the obligation, to purchase all, but not less than all, of the units held by unaffiliated unitholders at a price not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. If our general partner and its affiliates reduce their ownership percentage to below 70% of the outstanding units, the ownership threshold to exercise the call right will be permanently reduced to 80%. See “The Partnership Agreement—Call Right” beginning on page 136.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through December 31, 2015, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be approximately 50% of the cash distributed to you. Because of the nature of our business and the expected variability of our quarterly distributions, however, the ratio of our taxable income to distributions may vary significantly from one year to another. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions” beginning on page 145.

Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material U.S. Federal Income Tax Consequences” beginning on page 143.

Exchange listing	Our common units have been approved for listing on the New York Stock Exchange (the “NYSE”) under the symbol “ALDW.”

Summary Historical Combined and Pro Forma Combined Financial and Operating Data

The summary historical combined financial and other information presented as of September 30, 2012 and December 31, 2010 and 2011 and for the nine months ended September 30, 2011 and 2012 and the years ended December 31, 2009, 2010 and 2011 have been derived from the audited and unaudited financial statements included elsewhere in this prospectus. The summary historical combined financial and other information presented as of December 31, 2009 have been derived from audited financial statements and as of September 30, 2011 have been derived from unaudited financial statements not included in this prospectus. These combined financial statements relate to the operating subsidiaries of Alon Energy that will be transferred to Alon USA Partners, LP upon the closing of this offering, which we refer to as “Alon USA Partners, LP Predecessor.”

Our combined financial statements included elsewhere in this prospectus include certain costs of Alon Energy that were incurred on our behalf. These costs, which are reflected in selling, general and administrative expenses and direct operating expenses include an allocation of costs and certain other amounts in order to account for a reasonable share of Alon Energy’s total expenses, so that the accompanying combined financial statements reflect substantially all of our costs of doing business. The amounts charged or allocated to us were determined by Alon Energy and are not necessarily indicative of the costs that we would have incurred had we operated as a stand-alone company for all periods presented.

The historical data presented below has been derived from financial statements that have been prepared using GAAP. This data should be read in conjunction with, and is qualified in its entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements of Alon USA Partners, LP Predecessor and related notes included elsewhere in this prospectus.

Our results of operations for 2009 and 2010 were affected by decreased utilization of the refinery as a result of a February 2008 fire and other scheduled and unscheduled downtime during 2009 and 2010. For more information on the downtime of the Big Spring refinery in 2008, 2009 and 2010, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability of Our Historical Results—Decreased Utilization of Refinery due to February 2008 Fire and Other Downtime.”

The pro forma financial and operating information presented below as of and for the nine months ended September 30, 2012 and for the year ended December 31, 2011 was derived from the unaudited pro forma combined financial statements of Alon USA Partners, LP included elsewhere in this prospectus. Our unaudited pro forma combined financial information gives pro forma effect to the IPO Transactions described under “—The IPO Transactions.”

	Alon USA Partners, LP Predecessor Historical Combined
	Year Ended December 31,			Nine Months Ended September 30,		Alon USA Partners, LP Pro Forma Combined
	2009	2010	2011	2011	2012	Year Ended December 31, 2011	Nine Months Ended September 30, 2012
				(unaudited)		(unaudited)
	(dollars in thousands)
Statements of Operations Data(1):
Net sales	$1,498,176	$1,639,935	$3,207,969	$2,351,481	$2,651,191	$3,207,969	$2,651,191
Total operating costs and expenses	1,541,574	1,647,662	2,877,177	2,075,291	2,351,958	2,877,177	2,351,958

Gain on disposition of assets	2,105	—	—	10	—	—	—

Operating income (loss)	(41,293)	(7,727)	330,792	276,200	299,233	330,792	299,233
Interest expense	(8,171)	(13,314)	(16,719)	(12,305)	(15,070)	(41,802)	(33,883)
Interest expense-related parties	(17,067)	(17,067)	(17,067)	(12,800)	(12,990)	—	—
Other income (loss), net	183	(269)	18	—	11	18	11

Income (loss) before state income tax expense	(66,348)	(38,377)	297,024	251,095	271,184	289,008	265,361
State income tax expense	—	136	2,597	2,153	2,518	2,597	2,518

Net income (loss)	$(66,348)	$(38,513)	$294,427	$248,942	$268,666	$286,411	$262,843

Statements of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(29,108)	$60,139	$258,575	$165,587	$363,616
Investing activities	(19,634)	(25,562)	(19,545)	(17,996)	(25,455)
Financing activities	47,812	(15,338)	(123,437)	(23,197)	(444,692)
Capital expenditures	(46,688)	(15,411)	(12,460)	(11,090)	(17,328)
Capital expenditures for turnarounds and catalyst replacement	(9,176)	(10,151)	(7,085)	(6,916)	(8,127)
Depreciation and amortization	36,651	39,570	40,448	30,206	34,963		$34,963
Balance Sheet Data:
Cash and cash equivalents	$1,113	$20,352	$135,945	$144,746	$29,414		$29,414
Property, plant and equipment, net	531,307	512,169	493,970	499,882	485,115		485,115
Total assets	659,134	675,039	810,480	849,483	739,520		751,270
Total debt	387,459	438,526	533,592	526,326	430,582		334,000
Partners’ equity	96,315	9,664	102,689	160,444	45,235		153,567
Other financial information:
Adjusted EBITDA(2)	$(6,564)	$31,574	$371,258	$306,396	$334,207	$371,258	$334,207

	Alon USA Partners, LP Predecessor Historical Combined
	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
				(unaudited)
	(dollars in thousands, except per unit data)
Operating Data:
Refinery Throughput (bpd):
WTS crude	48,340	39,349	51,202	48,882	53,297
WTI crude	9,238	7,288	10,023	9,845	12,790
Blendstocks	2,292	2,391	2,389	2,162	1,797

Total refinery throughput(3)	59,870	49,028	63,614	60,889	67,884

Refinery Production:
Gasoline	26,826	24,625	31,105	28,969	33,653
Diesel/jet	19,136	15,869	20,544	19,704	22,234
Asphalt	5,289	2,827	4,539	4,505	4,241
Petrochemicals	2,928	2,939	3,837	3,664	4,005
Other	5,327	2,341	3,488	3,837	3,627

Total refinery production(4)	59,506	48,601	63,513	60,679	67,760

Key Operating Statistics:
Refinery utilization	82.3%	68.2%	90.8%	88.3%	97.3%
Per barrel of throughput:
Refinery operating margin(5)	$4.57	$7.64	$20.89	$23.57	$22.88
Refinery direct operating expense(6)	$4.12	$5.05	$4.23	$4.40	$3.92

(1)	Net loss per unit information is not presented as such information is not required by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) topic 260, Earnings per share.
(2)	See “—Non-GAAP Financial Measure” for a definition of Adjusted EBITDA.
(3)	Total refinery throughput represents the total barrels per day of crude oil and blendstock inputs in the refinery production process.
(4)	Total refinery production represents the barrels per day of various refined products produced from processing crude and other refinery feedstocks through the crude units and other conversion units.
(5)	Refinery operating margin is a per barrel measurement calculated by dividing the margin between net sales and cost of sales by the refinery’s throughput volumes. Industry-wide refining results are driven and measured by the margins between refined product prices and the prices for crude oil, which are referred to as crack spreads. We compare our refinery operating margin to these crack spreads to assess our operating performance relative to other participants in our industry.
(6)	Refinery direct operating expense is a per barrel measurement calculated by dividing direct operating expenses by total throughput volumes.

Non-GAAP Financial Measure

Adjusted EBITDA represents earnings before state income tax expense, interest expense, depreciation and amortization and gain on disposition of assets. Adjusted EBITDA is not a recognized measurement under GAAP; however, the amounts included in Adjusted EBITDA are derived from amounts included in our combined financial statements. Our management believes that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition, our management believes that Adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of Adjusted EBITDA generally eliminates the effects of state income tax expense, interest expense, gain on disposition of assets and the accounting effects of capital expenditures and acquisitions, items that may vary for different companies for reasons unrelated to overall operating performance.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and

•	Our calculation of Adjusted EBITDA may differ from Adjusted EBITDA calculations of other companies in our industry, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally.

The following table reconciles net income (loss) to Adjusted EBITDA for the years ended December 31, 2009, 2010 and 2011 and the nine months ended September 30, 2011 and 2012 as well as the year ended December 31, 2011 and the nine months ended September 30, 2012 on a pro forma basis:

	Alon USA Partners, LP Predecessor Historical Combined
	Year Ended December 31,			Nine Months Ended September 30,		Alon USA Partners, LP Pro Forma Combined
	2009	2010	2011	2011	2012	Year Ended December 31, 2011	Nine Months Ended September 30, 2012
				(unaudited)		(unaudited)
	(in thousands)
Net income (loss)	$(66,348)	$(38,513)	$294,427	$248,942	$268,666	$286,411	$262,843
State income tax expense	—	136	2,597	2,153	2,518	2,597	2,518
Interest expense	25,238	30,381	33,786	25,105	28,060	41,802	33,883
Depreciation and amortization	36,651	39,570	40,448	30,206	34,963	40,448	34,963
Gain on disposition of assets	(2,105)	—	—	(10)	—	—	—

Adjusted EBITDA	$(6,564)	$31,574	$371,258	$306,396	$334,207	$371,258	$334,207

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition, results of operations and cash available for distribution could be materially adversely affected. In that case, we might not be able to make distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment.

Risks Inherent in Our Business

We may not have sufficient available cash to pay any quarterly distribution on our common units.

We may not have sufficient available cash each quarter to enable us to pay any distributions to our unitholders. The amount we will be able to distribute on our common units principally depends on the amount of cash we generate from our operations, which is primarily dependent upon operating margins. Our operating margins, and thus, the cash we generate from operations have been volatile, and we expect that they will fluctuate from quarter to quarter based on, among other things:

•	the cost of refining feedstocks, such as crude oil, that are processed and blended into refined products;

•	the prices at which we are able to sell refined products;

•	the level of our direct operating expenses, including expenses such as maintenance and energy costs;

•	seasonality and weather conditions;

•	overall economic and local market conditions; and

•	non-payment or other non-performance by our customers and suppliers.

The actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

•	our operating margins;

•	the level of capital expenditures we make;

•	our debt service requirements;

•	the amount of any accrued but unpaid expenses;

•	the amount of any reimbursement of expenses incurred by our general partner and its affiliates;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•

planned and unplanned maintenance at our facility that, based on determinations by the board of directors of our general partner to maintain reserves, may negatively impact our cash flows in the quarter in which such maintenance occurs;

•	restrictions on distributions and on our ability to make working capital borrowings; and

•	the amount of cash reserves established by our general partner, including for turnarounds, catalyst replacement and related expenses.

Our partnership agreement will not require us to pay a minimum quarterly distribution. The amount of distributions that we pay, if any, and the decision to pay any distribution at all, will be determined by the board of directors of our general partner. Our quarterly distributions, if any, will be subject to significant fluctuations based on the above factors.

For a description of additional restrictions and factors that may affect our ability to pay distributions, see “Cash Distribution Policy and Restrictions on Distributions.”

The price volatility of crude oil and other feedstocks and refined products may have a material adverse effect on our earnings, profitability and cash flows, and our ability to make distributions to unitholders.

Our earnings, profitability, cash flows from operations and our ability to make distributions to unitholders depend primarily on the margin between refined product prices and the prices for crude oil and other feedstocks. When the margin between refined product prices and crude oil and other feedstock prices contracts or inverts, as has been the case in recent periods and may be the case in the future, our results of operations and cash flows are negatively affected. Refining margins historically have been volatile, and are likely to continue to be volatile as a result of a variety of factors including fluctuations in the prices of crude oil, other feedstocks, refined products and fuel and utility services. The direction and timing of changes in prices for crude oil and refined products do not necessarily correlate with one another, and it is the relationship between such prices that has the greatest impact on our results of operations and cash flows. For example, from January 2007 to September 2012, the price for NYMEX Cushing WTI crude oil fluctuated between $31.27 and $145.31 per barrel and the price for Midland WTS crude oil fluctuated between $31.27 and $145.31 per barrel, while the price for U.S. Gulf Coast conventional gasoline fluctuated between $32.27 per barrel and $199.34 per barrel. While an increase or decrease in the price of crude oil may result in a similar increase or decrease in prices for refined products, there may be a time lag in the realization, if any, of the similar increase or decrease in prices for refined products over the long term. The effect of changes in crude oil prices on our refining margins therefore depends in part on how quickly and how significantly refined product prices adjust to reflect these changes.

Prices of crude oil and other feedstocks, and the relationships between such prices and prices for refined products, depend on numerous factors beyond our control, including the supply of and demand for crude oil, other feedstocks, gasoline, diesel, asphalt and other refined products and the relative magnitude and timing of such changes. Such supply and demand are affected by, among other things:

•	changes in general economic conditions;

•	changes in the underlying demand for our products;

•	the availability, costs and price volatility of crude oil, other refinery feedstocks and refined products;

•	worldwide political conditions, particularly in significant oil producing regions such as the Middle East, West Africa and Latin America;

•	the level of foreign and domestic production of crude oil and refined products and the volume of crude oil, feedstock and refined products imported in the United States;

•	the ability of the Organization of Petroleum Exporting Countries (“OPEC”) to affect oil prices and maintain production controls;

•	the actions of customers and competitors;

•	disruptions due to equipment interruption, pipeline disruptions or failure at our or third-party facilities and other factors affecting transportation infrastructure;

•	the effects of transactions involving forward contracts and derivative instruments and general commodities speculation;

•	the execution of planned capital projects, including the build out of additional pipeline infrastructure;

•	the effects of and cost of compliance with current and future state and federal environmental, economic, safety and other laws, policies and regulations;

•	operating hazards, natural disasters, casualty losses and other matters beyond our control;

•	the impact of global economic conditions, including the current European financial crisis, on our business; and

•	the development and marketing of alternative and competing fuels.

Although we continually analyze our operating margins and seek to adjust throughput volumes and product slates to optimize our operating results based on market conditions, there are inherent limitations on our ability to offset the effects of adverse market conditions. For example, reductions in throughput volumes in a negative operating margin environment may reduce operating losses, but it would not eliminate them because we would still be incurring fixed costs and certain levels of variable costs.

The price volatility of crude oil and refined products will affect the market value of our inventories, which could have a material adverse effect on our ability to make distributions to unitholders.

The nature of our business has historically required us to maintain substantial quantities of crude oil and refined product inventories. Because crude oil and refined products are essentially commodities, we have no control over the changing market value of these inventories. Our inventory is valued at the lower of cost or market value under the last-in, first-out (“LIFO”) inventory valuation methodology. As a result, if the market value of our inventory were to decline to an amount less than our LIFO cost, we would record a write-down of inventory and a non-cash charge to cost of sales. Our investment in inventory is affected by the general level of crude oil prices, and significant increases in crude oil prices could result in substantial working capital requirements to maintain inventory volumes. Changes in the value of our inventory or increases in the amount of our working capital necessary to maintain our inventory volumes could have a material adverse effect on our ability to pay distributions to our unitholders.

The price volatility of fuel and utility services may have a material adverse effect on our earnings, profitability and cash flows, and our ability to make distributions to unitholders.

The volatility in costs of natural gas, electricity and other utility services used by our refinery and other operations affect our operating costs. Utility prices have been, and will continue to be, affected by factors outside our control, such as supply and demand for utility services in both local and regional markets. Future increases in utility prices that result in increased operating costs may have a negative effect on our earnings, profitability and cash flows, and our ability to make distributions to unitholders.

Changes in the WTI–Brent or Cushing WTI–Midland WTS differentials could adversely affect the crude oil cost advantage that has been in our favor, which could negatively affect our profitability.

Our profit margins depend primarily on the spread between the price of crude oil and the price of our refined products. Our ability to purchase and process less expensive crudes, such as WTS and WTI, which currently trade at a considerable discount to imported waterborne crude oils, such as Brent, has provided us with a significant cost advantage relative to many of our competitors. However, between October and November 2011, the WTI spot price increased $22.75 per barrel while the price of Brent crude oil increased only $8.81 per barrel. As a result, the WTI–Brent crude oil price differential narrowed to under $10.13 per barrel. The increase in the WTI spot price was due in part to a perception that that constraints on transportation of crude oil out of the U.S. Midwest were easing. For example, the Seaway Crude Pipeline System, which historically has transported crude oil to Cushing, Oklahoma from the U.S. Gulf Coast, has recently been reversed such that it currently transports crude from Cushing to the U.S. Gulf Coast. The ability to ship crude oil out of Cushing via pipeline, while not eliminating delays in moving WTI crude oil to other markets, is expected to allow WTI and similar inland U.S. crudes to compete directly with the higher-priced waterborne crude oils available on the Gulf Coast. As a result, the price of WTI may be brought more in line with prices for other crude oils trading on the global markets.

Because our refinery is able to process substantial volumes of WTS, our overall feedstock costs are generally lower than those of refineries that lack this capability and therefore must utilize a greater percentage of sweeter crudes such as WTI. Any narrowing of the Cushing WTI–Midland WTS differential in the future would also result in a reduction of our crude oil source cost advantage.

Future declines in the WTI–Brent or Cushing WTI–Midland WTS differentials could adversely impact our earnings and profitability.

The easing of logistical and infrastructure constraints at Cushing, Oklahoma could adversely affect our crude oil cost advantage.

Due to logistical and infrastructure constraints at the Cushing, Oklahoma transport hub, which have resulted in an oversupply of crude oil at Midland, Texas, we have historically been able to purchase WTS and WTI at discounted prices to Cushing. Moreover, by sourcing West Texas crude oils at Midland, we are able to eliminate the cost of transporting crude supply to and from Cushing. If the constraints at Cushing begin to ease due to the building of additional pipeline capacity and logistics assets, the discount at which we source our West Texas crude supply at Midland relative to Cushing may decrease.

The easing of infrastructure constraints in Cushing and other changes in market dynamics could adversely impact our earnings and profitability.

The amount of our quarterly cash distributions, if any, will vary significantly both quarterly and annually and will be directly dependent on the performance of our business. Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase distributions over time.

Investors who are looking for an investment that will pay regular and predictable quarterly distributions should not invest in our common units. We expect our business performance will be more volatile, and our cash flows will be less stable, than the business performance and cash flows of most publicly traded partnerships. As a result, our quarterly cash distributions will be volatile and are expected to vary quarterly and annually. Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase distributions over time. The amount of our quarterly cash distributions will be directly dependent on the performance of our business, which has been historically volatile and seasonal, and which we expect will continue to be volatile and seasonal. Because our quarterly distributions will significantly correlate to the cash we generate each quarter after payment of our fixed and variable expenses, future quarterly distributions paid to our unitholders will vary significantly from quarter to quarter and may be zero. See “Cash Distribution Policy and Restrictions on Distributions.”

The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to make any distributions at all.

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we will distribute all of the available cash we generate each quarter to unitholders of record on a pro rata basis. However, the board may change such policy at any time at its discretion and could elect not to make distributions for one or more quarters. Our partnership agreement does not require us to make any distributions at all. Accordingly, investors are cautioned not to place undue reliance on the permanence of such a policy in making an investment decision. Any modification or revocation of our cash distribution policy could substantially reduce or eliminate the amounts of distributions to our unitholders.

The assumptions underlying the forecast of available cash that we include in “Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2013” are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

Our forecast of available cash set forth in “Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2013” includes our forecast of results of operations and available cash for the twelve months ending September 30, 2013. The forecast has been prepared by our management. Neither our independent registered public accounting firm nor any other independent accountants have examined, compiled or performed any procedures with respect to the forecast, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for the forecast. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. If the forecasted results are not achieved, we would not be able to pay the forecasted annual distribution, in which event the market price of the common units may decline materially. Our actual results may differ materially from the forecasted results presented in this prospectus. In addition, based on our historical results of operations, which have been volatile and seasonal, our distributions for the year ended December 31, 2011, on a pro forma basis, would have been significantly less than the distribution we forecast that we will be able to pay for the twelve months ending September 30, 2013. Investors should review the forecast of our results of operations for the twelve months ending September 30, 2013 together with the other information included elsewhere in this prospectus, including “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The pro forma available cash information for the year ended December 31, 2011 and the twelve months ended September 30, 2012 do not necessarily reflect the actual cash that would have been available over the course of those periods.

Our actual cash available for distribution may differ materially from our presentation of pro forma available cash for the year ended December 31, 2011 and the twelve months ended September 30, 2012.

We have included in this prospectus pro forma available cash information for the year ended December 31, 2011 and twelve months ended September 30, 2012 that indicates the amount of cash that we would have had available for distribution during that period on a pro forma basis. This pro forma information is based on numerous estimates and assumptions. Our financial performance, had the IPO Transactions (as set forth in “Prospectus Summary—The IPO Transactions”) occurred at the beginning of such periods, could have been materially different from the pro forma results. Accordingly, investors should review the unaudited pro forma information, including the related footnotes, together with the other information included elsewhere in this prospectus, including “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our actual results may differ, possibly materially, from those presented in the pro forma available cash information.

For the year ended December 31, 2011, on a pro forma basis, we would not have generated sufficient available cash to have paid the aggregate distributions that we project that we will be able to pay for the twelve months ending September 30, 2013.

We project that we will be able to pay aggregate distributions of $5.20 per unit for the twelve months ending September 30, 2013. In order to pay these projected distributions, we must generate approximately $325.0 million of available cash in the twelve months ending September 30, 2013, including special turnaround reserve and wholesale business rebranding expenses of approximately $14.1 million. However, for the year ended December 31, 2011, on a pro forma basis, we would have generated $307.8 million of available cash. The increase in forecasted available cash for the twelve months ending September 30, 2013 compared to our pro forma available cash for the year ended December 31, 2011 and the twelve months ending September 30, 2012 is primarily driven by an increase in forecasted refinery utilization. There can therefore be no assurance that we will generate enough available cash to pay distributions of $5.20 per unit, or any distribution at all, with respect to the twelve months ending September 30, 2013, or any future period. For a description of the price assumptions upon which we have based our projected per unit distribution for the twelve months ending September 30, 2013, see “Cash Distribution Policy and Restrictions on Distributions—Forecast Assumptions and Considerations.”

We may have capital needs for which our internally generated cash flows and other sources of liquidity may not be adequate.

If we cannot generate sufficient cash flows or otherwise secure sufficient liquidity to support our short-term and long-term capital requirements, we may not be able to meet our payment obligations, comply with certain deadlines related to environmental regulations and standards or pursue our business strategies, any of which could have a material adverse effect on our results of operations or liquidity. We have substantial short-term capital needs and may have substantial long-term capital needs. Our short-term working capital needs are primarily related to financing our inventory and accounts receivable. Our long-term needs for cash include those to support ongoing capital expenditures for equipment maintenance and upgrades during turnarounds at our refinery and for costs of catalyst replacement and to complete our routine and normally scheduled maintenance, regulatory and security expenditures. For example, we expect to perform our next major turnaround during the first quarter of 2014. We estimate total major turnaround expense at the Big Spring refinery of approximately $23.0 million in the aggregate over a five year turnaround cycle. The refinery is expected to be shut down for a portion of the first quarter of 2014 to complete the turnaround. In addition, from time to time, we are required to spend significant amounts for repairs when one or more processing units experiences temporary shutdowns. We continue to utilize significant capital to upgrade equipment, improve facilities, and reduce operational, safety and environmental risks. We may incur substantial compliance costs in connection with any new environmental, health and safety regulations. In addition, the board of directors of our general partner will adopt a distribution policy pursuant to which we will distribute an amount equal to the available cash we generate each quarter to unitholders. As a result, we will need to rely on external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our growth. Our liquidity will affect our ability to satisfy any of these needs. The board of directors of our general partner may change our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to pay distributions to our unitholders on a quarterly or other basis. See “Cash Distribution Policy and Restrictions on Distributions.”

The recent recession and credit crisis and related turmoil in the global financial system has had and may continue to have an adverse impact on our business, results of operations and cash flows.

Our business and profitability are affected by the overall level of demand for our products, which in turn is affected by factors such as overall levels of economic activity and business and consumer confidence and spending. Declines in global economic activity and consumer and business confidence and spending have in the past, and may in the future, significantly reduced the level of demand for our products, including by consumers and our wholesale customers. In the past, severe reductions in the availability and increases in the cost of credit have adversely affected our ability to fund our operations and operate our refinery at full capacity, and have adversely affected our operating margins. Together, these factors have had and may in the future have an adverse impact on our business, financial condition, results of operations and cash flows.

Our business is indirectly exposed to risks faced by our suppliers, customers and other business partners. The impact on these constituencies of the risks posed by the recent recession and credit crisis and related turmoil in the global financial system have included or could include interruptions or delays in the performance by counterparties to our contracts, reductions and delays in customer purchases, delays in or the inability of customers to obtain financing to purchase our products and the inability of customers to pay for our products. Any of these events may have an adverse impact on our business, financial condition, results of operations and cash flows.

The dangers inherent in our operations could cause disruptions and could expose us to potentially significant losses, costs or liabilities. We are particularly vulnerable to disruptions in our operations because all of our refining operations are conducted at a single facility.

Our operations are subject to significant hazards and risks inherent in refining operations and in transporting and storing crude oil, intermediate products and refined products. These hazards and risks include, but are not limited to, natural disasters, fires, explosions, pipeline ruptures and spills, third party interference and mechanical failure of equipment at our or third-party facilities, any of which could result in production and distribution difficulties and disruptions, environmental pollution, personal injury or wrongful death claims and other damage to our properties and the properties of others. For example, on February 18, 2008, a fire at the Big Spring refinery destroyed the propylene recovery unit and damaged equipment in the alkylation and gas concentration units, forcing a temporary shutdown. Although the crude unit was restarted in April 2008, repairs and reconstruction continued through the first quarter of 2010. In addition, in 2010, we implemented new operating procedures at the refinery that also resulted in downtime. As a result of the fire in 2008 and subsequent activities, we had significantly lower throughput and net sales in 2009 and 2010 than in 2011. Because all of our refining operations are conducted at a single refinery, any such event at our refinery could significantly disrupt our production and distribution of refined products, and any sustained disruption could have a material adverse effect on our business, financial condition, results of operations and cash flows, and as a result, our ability to make distributions.

We are subject to interruptions of supply as a result of our reliance on pipelines for transportation of crude oil and refined products.

Our refinery receives a substantial percentage of its crude oil and delivers a substantial percentage of its refined products through pipelines. We could experience an interruption of supply or delivery, or an increased cost of receiving crude oil and delivering refined products to market, if the ability of these pipelines to transport crude oil or refined products is disrupted because of accidents, earthquakes, hurricanes, governmental regulation, terrorism or other third party action. Our prolonged inability to use any of the pipelines that we use to transport crude oil or refined products could have a material adverse effect on our business, results of operations and cash flows.

Our operating results are seasonal and generally lower in the first and fourth quarters of the year.

Demand for gasoline and asphalt products is generally higher during the summer months than during the winter months due to seasonal increases in highway traffic and road construction work. As a result, our operating results for the first and fourth calendar quarters are generally lower than those for the second and third calendar quarters of each year. This seasonality is most pronounced in our asphalt business.

Our indebtedness could adversely affect our financial condition or make us more vulnerable to adverse economic conditions.

Our level of indebtedness could have significant effects on our business, financial condition and results of operations and cash flows and, consequently, important consequences to your investment in our securities, such as:

•	we may be limited in our ability to obtain additional financing to fund our working capital needs, capital expenditures and debt service requirements or our other operational needs;

•

we may be limited in our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make principal and interest payments on our debt;

•	we may be at a competitive disadvantage compared to competitors with less leverage since we may be less capable of responding to adverse economic and industry conditions; and

•	we may not have sufficient flexibility to react to adverse changes in the economy, our business or the industries in which we operate.

Our ability to service our indebtedness will depend on our ability to generate cash in the future.

Our ability to make payments on our indebtedness will depend on our ability to generate cash in the future. Our ability to generate cash is subject to general economic and market conditions and financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash to fund our working capital requirements, capital expenditure, debt service and other liquidity needs, which could result in our inability to comply with financial and other covenants contained in our debt agreements, our being unable to repay or pay interest on our indebtedness, and our inability to fund our other liquidity needs. If we are unable to service our debt obligations, fund our other liquidity needs and maintain compliance with our financial and other covenants, we could be forced to curtail our operations, our creditors could accelerate our indebtedness and exercise other remedies and we could be required to pursue one or more alternative strategies, such as selling assets or refinancing or restructuring our indebtedness. However, we cannot assure you that any such alternatives would be feasible or prove adequate.

Covenants in the credit agreements governing our indebtedness could limit our ability to undertake certain types of transactions and adversely affect our liquidity.

The credit agreements governing our indebtedness may contain negative and financial covenants and events of default that may limit our financial flexibility and ability to undertake certain types of transactions. For example, we may be subject to negative covenants that restrict our activities, including restrictions on creating liens, engaging in mergers, consolidations and sales of assets, incurring additional indebtedness, entering into certain lease obligations, making certain capital expenditures, and making certain distributions, debt and other restricted payments, including distributions to our unitholders. Should we desire to undertake a transaction that is prohibited or limited by the credit agreements governing our indebtedness, we may need to obtain the consent of our lenders or refinance our credit facilities. Such consents or refinancings may not be possible or may not be available on commercially acceptable terms, or at all.

Changes in our credit profile could affect our relationships with our suppliers, which could have a material adverse effect on our liquidity and our ability to operate our refinery at full capacity.

Changes in our credit profile could affect the way crude oil suppliers view our ability to make payments and induce them to shorten the payment terms for our purchases or require us to post security prior to payment. Due to the large dollar amounts and volume of our crude oil and other feedstock purchases, any imposition by our suppliers of more burdensome payment terms on us may have a material adverse effect on our liquidity and our ability to make payments to our suppliers. This, in turn, could cause us to be unable to operate our refinery at full capacity. A failure to operate our refinery at full capacity could adversely affect our profitability and cash flows. Alternatively, these more burdensome payment terms may require us to incur additional indebtedness under our amended and restated revolving credit facility, which could increase our interest expense and adversely affect our cash flows.

Our relationship with Alon Energy and its financial condition subjects us to potential risks that are beyond our control.

Due to our relationship with Alon Energy, adverse developments or announcements concerning Alon Energy could materially adversely affect our financial condition, even if we have not suffered any similar development. For example, Alon Energy will guarantee our new term loan facility. As a result, downgrades of the credit ratings of Alon Energy could increase our cost of capital and collateral requirements, and could impede our access to the capital markets.

The credit and business risk profiles of Alon Energy may be factors considered in credit evaluations of us. This is because we rely on Alon Energy for various services, including management services. Another factor that may be considered is the financial condition of Alon Energy, including the degree of its financial leverage and its dependence on cash flow from us to service its indebtedness. The credit and risk profile of Alon Energy could adversely affect our credit ratings and risk profile, which could increase our borrowing costs or hinder our ability to raise capital. If we were to seek a credit rating in the future, our credit rating may be adversely affected by the leverage of Alon Energy, as credit rating agencies may consider the leverage and credit profile of Alon Energy and its affiliates because of their ownership interest in and joint control of us and the strong operational links between Alon Energy’s business and us. Any adverse effect on our credit rating would increase our cost of borrowing or hinder our ability to raise financing in the capital markets, which would impair our ability to grow our business and make distributions to unitholders.

On a historical basis, we sold 19.1% and 19.4% of the motor fuels we produced and all of the asphalt we produced to Alon Energy during the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively. In addition, in connection with this offering, we will enter into a 20-year fuel supply agreement with Alon Energy under which we will supply substantially all of the motor fuel requirements of Alon Energy’s retail convenience stores. We will also enter into a 20-year asphalt supply agreement with Alon Energy. For the twelve months ending September 30, 2013, we expect to sell approximately 21% of the motor fuels and all of the asphalt we produce to Alon Energy. Because a significant percentage of our sales are to Alon Energy, adverse developments concerning Alon Energy’s financial condition could result in adverse effects on our net sales. This would in turn adversely affect our profitability and ability to make distributions to unitholders.

Our arrangement with J. Aron exposes us to J. Aron related credit and performance risk.

We have a supply and offtake agreement with J. Aron, who is our largest supplier of crude oil and largest customer of refined products. For the year ended December 31, 2011, we purchased 52.9% of our crude oil from J. Aron and J. Aron accounted for 14.6% of our total sales of refined products. In the future, we could purchase up to 100% of our supply needs from J. Aron pursuant to this agreement. Additionally, we are obligated to repurchase all consigned inventories and certain other inventories upon termination of this agreement, which may be terminated by J. Aron as early as May 31, 2015. Relying on J. Aron’s ability to honor its fuel requirements purchase obligations exposes us to J. Aron’s credit and business risks. An adverse change in J. Aron’s business, results of operations, liquidity or financial condition could adversely affect its ability to perform its obligations, which could consequently have a material adverse effect on our business, results of operations or liquidity and, as a result, our ability to make distributions. In addition, we may be required to use substantial capital to repurchase inventories from J. Aron upon termination of the agreement, which could have a material adverse effect on our financial condition.

Competition in the refining and marketing industry is intense, and an increase in competition in the markets in which we sell our products could adversely affect our earnings and profitability.

We compete with a broad range of companies in our refining and marketing operations. Many of these competitors are integrated, multinational oil companies that are substantially larger than we are. Because of their diversity, integration of operations, larger capitalization, larger and more complex refineries and greater resources, these companies may be better able to withstand disruptions in operations and volatile market conditions, to offer more competitive pricing during times of intense price fluctuations and to obtain crude oil in times of shortage.

We are not engaged in the business of exploration and production of oil and therefore do not produce any of our crude oil or other feedstocks. Certain of our competitors, however, obtain a portion of their feedstocks from company-owned production. Competitors that have their own crude production are at times able to offset losses from refining operations with profits from oil producing operations, and may be better positioned to withstand periods of depressed refining margins or feedstock shortages. In addition, we compete with other industries, such as wind, solar and hydropower that provide alternative means to satisfy the energy and fuel requirements of our industrial, commercial and individual customers. If we are unable to compete effectively with these competitors, both within and outside our industry, there could be a material adverse effect on our business, financial condition, results of operations and cash flows.

We may incur significant costs to comply with new or changing environmental laws and regulations.

Our operations are subject to extensive regulatory controls on air emissions, water discharges, waste management and the clean-up of contamination that can require costly compliance measures. If we fail to comply with environmental requirements, we may be subject to administrative, civil and criminal proceedings by state and federal authorities, as well as civil proceedings by environmental groups and other individuals, which could result in substantial fines and penalties against us as well as governmental or court orders that could alter, limit or suspend our operations.

In October 2006, we were contacted by Region 6 of the U.S. Environmental Protection Agency (“EPA”) and invited to enter into discussions under the EPA’s National Petroleum Refinery Initiative (the “Initiative”). This Initiative is a coordinated, integrated compliance and enforcement strategy to address federal Clean Air Act compliance issues at the nation’s largest petroleum refineries, including compliance with New Source Review/Prevention of Significant Deterioration requirements, New Source Performance Standards, Leak Detection and Repair requirements, and National Emission Standards for Hazardous Air Pollutants for Benzene Waste Operations. Since March 2000, at least 31 refining companies (representing over 90% of the U.S. refining capacity) have entered into “global settlements” under the Initiative. In February 2007, we committed in writing to enter into discussions with the EPA regarding our Big Spring refinery and, since that time, have held negotiations with the agency with respect to entering into a global settlement under the Initiative. Based on our on-going negotiations as well as consideration of prior settlements that the EPA has reached with other petroleum refineries under the Initiative, we believe that the EPA will seek relief under any global settlement in the form of the payment of a civil penalty, the installation of air pollution controls, enhanced operations and maintenance programs, and the implementation of environmentally beneficial projects in consideration for a broad release from liability for violations that may have occurred historically at the Big Spring refinery. At this time, while we cannot estimate the cost of any such civil penalties, pollution controls or environmentally beneficial projects, these costs could be significant and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our Big Spring refinery is one of more than 100 facilities in Texas to receive a Clean Air Act request for information from the EPA relating to the EPA’s disapproval of Texas’ “flexible permit program.” According to the EPA, the Texas flexible permit program and its implementing rule was never approved by the EPA for inclusion in the Texas state clean-air implementation plan and, therefore, emission limitations in Texas flexible permits are not federally enforceable. The EPA indicated that it would consider enforcement against holders of flexible permits that failed to comply with applicable federal requirements on a case-by-case basis. We have agreed to convert the refinery’s non-flexible permit to a federally enforceable non-flexible permit and currently are in the process of such conversion. It is unclear whether we will have any obligation to install new air pollution controls or be assessed civil penalties. On August 13, 2012, the U.S. Fifth Circuit Court of Appeals vacated the EPA’s final rule disapproving Texas’ flexible permit program and remanded the program back to the EPA for further consideration. We are presently assessing our Big Spring refinery’s air emissions permitting alternatives as a result of this ruling.

In addition, new laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement or other developments could require us to make additional unforeseen expenditures. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. For example, on June 1, 2012, the EPA issued final amendments to the New Source Performance Standards (“NSPS”) for petroleum refineries, including standards for emissions of nitrogen oxides from process heaters and work practice standards and monitoring requirements for flares. EPA has finalized this rule and published it in the Federal Register on September 12, 2012. We are currently evaluating the effect that the NSPS rule may have on our refinery operations. In another example, the EPA has announced plans to propose new “Tier 3” motor vehicle emission and fuel standards sometime in the second half of 2012. We are not able to predict the impact of new or changed laws or regulations or changes in the ways that such laws or regulations are administered, interpreted or enforced but we may incur increased operating costs and capital expenditures to comply, which could be material. To the extent that the costs associated with meeting any of these requirements are substantial and not adequately provided for, our results of operations and cash flows could suffer.

Climate change legislation or regulations restricting emissions of greenhouse gases could result in increased operating costs and a reduced demand for our refining services.

In December 2009, the EPA determined that emissions of carbon dioxide, methane and other greenhouse gases (“GHGs”) present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes. Based on its findings, the EPA has begun adopting and implementing regulations to restrict emissions of GHGs under existing provisions of the federal Clean Air Act including one rule that requires a reduction in emissions of GHGs from motor vehicles and another rule that requires certain construction and operating permit reviews for GHG emissions from certain large stationary sources. The stationary source final rule addresses the permitting of GHG emissions from stationary sources under the Clean Air Act Prevention of Significant Deterioration (“PSD”) construction and Title V operating permit programs, pursuant to which these permit programs have been “tailored” to apply to certain stationary sources of GHG emissions in a multi-step process, with the largest sources subject to permitting first and smaller sources subject to permitting later. Facilities required to obtain PSD permits for their GHG emissions will be required to reduce those emissions according to “best available control technology” standards for GHGs. The EPA’s rule relating to emissions of GHGs from large stationary sources of emissions has been subject to a number of legal challenges, with the federal D.C. Circuit Court of Appeals dismissing the challenges to EPA’s tailoring rule on June 26, 2012. The EPA has also adopted rules requiring the monitoring and reporting of GHG emissions from specified large GHG emission sources in the United States, including petroleum refineries, on an annual basis, for emissions occurring after January 1, 2010.

In addition, the federal Congress has from time to time considered adopting legislation to reduce emissions of GHGs, and almost one-half of the states have already taken legal measures to reduce emissions of GHGs primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. The adoption of legislation or regulatory programs to reduce emissions of GHGs could require us to incur increased operating costs, such as costs to purchase and operate emissions control systems, to acquire emissions allowances or comply with new regulatory or monitoring and reporting requirements. Any such legislation or regulatory programs could also increase the cost of consuming, and thereby reduce demand for, the oil and natural gas produced by our customers, which could reduce demand for our refining services. One or more of these developments could have an adverse effect on our business, financial condition and results of operations.

Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts and floods and other climatic events; if any such effects were to occur, they could have an adverse effect on our financial condition and results of operations.

We may incur significant costs and liabilities with respect to environmental lawsuits and proceedings and any investigation and remediation of existing and future environmental conditions.

We are currently investigating and remediating, in some cases pursuant to government orders, soil and groundwater contamination at our refinery and terminals arising from our or predecessor operators’ handling of petroleum hydrocarbons and wastes. We have reserved approximately $6.0 million in investigation and remediation expenses over the next 15 years in connection with historical soil and groundwater contamination at our Big Spring refinery and the Abilene, Southlake and Wichita Falls terminals that we acquired from FINA at the time of the Big Spring refinery acquisition. There can be no assurances, however, that costs will be limited to these anticipated amounts. Our handling and storage of petroleum and hazardous substances may lead to additional contamination at our facilities and facilities to which we send or sent wastes or by-products for treatment or disposal, in which case we may be subject to additional cleanup costs, governmental penalties, and third-party suits alleging personal injury and property damage. Joint and several strict liability may be incurred in connection with such releases of petroleum hydrocarbons, hazardous substances and/or wastes. Although we have sold three of our pipelines and three of our terminals to Holly Energy Partners, L.P. (“HEP”) and two of our pipelines pursuant to a transaction with an affiliate of Sunoco, Inc. (“Sunoco”), we have agreed, subject to certain limitations, to indemnify HEP and Sunoco for costs and liabilities that may be incurred by HEP or Sunoco as a result of environmental conditions existing at the time of the sale, and we will retain these indemnification obligations following the closing of this offering. If we are forced to incur costs or pay liabilities in connection with such releases and contamination or any associated third-party proceedings and investigations, or in connection with any of our indemnification obligations to HEP or Sunoco, such costs and payments could be significant and could adversely affect our business, results of operations and cash flows.

We could incur substantial costs or disruptions in our business if we cannot obtain or maintain necessary permits and authorizations or otherwise comply with worker health and safety, environmental and other laws and regulations.

From time to time, we have been sued or investigated for alleged violations of worker health and safety, environmental and other laws. If a lawsuit or enforcement proceeding were commenced or resolved against us, we could incur significant costs and liabilities. In addition, our operations require numerous permits and authorizations under environmental and various other laws and regulations. These authorizations and permits are subject to revocation, renewal or modification and can require operational changes to limit impacts or potential impacts on the environment and/or worker health and safety. A violation of authorization or permit conditions or of other legal or regulatory requirements could result in substantial fines, criminal sanctions, permit revocations, injunctions, and/or facility shutdowns. In addition, major modifications of our operations could require modifications to our existing permits or upgrades to our existing pollution control equipment. Any or all of these matters could have an adverse effect on our business, results of operations, cash flows or ability to make distributions to unitholders.

Renewable fuels mandates may reduce demand for the petroleum fuels we produce, which could have a material adverse effect on our results of operations and financial condition, and our ability to make distributions to our unitholders.

Pursuant to the Energy Policy Act of 2005 and the Energy Independence and Security Act of 2007, the EPA has issued Renewable Fuels Standards (“RFS”) implementing mandates to blend renewable fuels into the petroleum fuels produced and sold in the United States. Under RFS, the volume of renewable fuels that obligate refineries like the Big Spring refinery must blend into their finished petroleum fuels increases annually over time until 2022. Although we currently do not purchase renewable identification number credits (“RINS”) for fuel categories on the open market, in the future, we may be required to do so to comply with RFS. We cannot currently predict the future prices of RINS or waiver credits, but the costs to obtain the necessary number of RINS and waiver credits could be material. On October 13, 2010, the EPA raised the maximum amount of ethanol allowed under federal law from 10% to 15% for cars and light trucks manufactured since 2007, and on January 21, 2011, EPA extended the maximum allowable ethanol content of 15% to apply to cars and light trucks manufactured since 2001. The maximum amount allowed under federal law currently remains at 10% ethanol for all other vehicles. Existing laws and regulations could change, and the minimum volumes of renewable fuels that must be blended with refined petroleum fuels may increase. Because we do not produce renewable fuels, increasing the volume of renewable fuels that must be blended into our products displaces an increasing volume of our refinery’s product pool, potentially resulting in lower earnings and materially adversely affecting our ability to make distributions.

Terrorist attacks, threats of war or actual war may negatively affect our operations, financial condition, results of operations and prospects.

Terrorist attacks, threats of war or actual war, as well as events occurring in response to or in connection with them, may adversely affect our operations, financial condition, results of operations and prospects. Energy-related assets (which could include refineries, terminals and pipelines such as ours) may be at greater risk of terrorist attacks than other possible targets in the United States. A direct attack on our assets or assets used by us could have a material adverse effect on our business, financial condition and results of operations. In addition, any terrorist attack, threats of war or actual war could have an adverse impact on energy prices, including prices for our crude oil and refined products, and an adverse impact on the margins from our refining and marketing operations. In addition, disruption or significant increases in energy prices could result in government-imposed price controls.

Our insurance policies do not cover all losses, costs or liabilities that we may experience.

We maintain significant insurance coverage, but it does not cover all potential losses, costs or liabilities. Our property and business interruption insurance policies that cover the Big Spring refinery have a $750 million limit, with a $10 million deductible for physical damage and a 75-day waiting period before losses resulting from business interruptions are recoverable. We are fully exposed to all losses in excess of the applicable limits and sub-limits and for losses due to business interruptions of fewer than 75 days. We could suffer losses for uninsurable or uninsured risks or in amounts in excess of our existing insurance coverage. Our ability to obtain and maintain adequate insurance may be affected by conditions in the insurance market over which we have no control. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to risks associated with the credit-worthiness of the insurer of our environmental policies.

The insurer under two of our environmental policies is The Kemper Insurance Companies, which has been operating under a run-off plan administered by the Illinois Department of Insurance since 2004 and has experienced significant downgrades of its credit ratings in recent years. These two policies are 20-year policies that were purchased to protect us against expenditures not covered by our indemnification agreement with Atofina Petrochemicals, Inc. (“FINA”). Our insurance brokers have advised us that environmental insurance policies with terms in excess of ten years are not currently available and that policies with shorter terms are available only at premiums equal to or in excess of the premiums paid for our policies with Kemper. Accordingly, we are currently subject to the risk that Kemper will be unable to fully comply with its obligations under these policies and that comparable insurance may not be available or, if available, at premiums equal to or in excess of our current premiums with Kemper. However, we have no reason at this time to believe that Kemper will not be able to comply with its obligations under these policies.

If we lose any of our key personnel, our ability to manage our business and continue our growth could be negatively affected.

Our future performance depends to a significant degree upon the continued contributions of our senior management team and key technical personnel. We do not currently maintain key man life insurance with respect to any member of our senior management team. The loss or unavailability to us of any member of our senior management team or a key technical employee could significantly harm us. We face competition for these professionals from our competitors, our customers and other companies operating in our industry. To the extent that the services of members of our senior management team and key technical personnel would be unavailable to us for any reason, we would be required to hire other personnel to manage and operate our company and to develop our products and technology. We cannot assure you that we would be able to locate or employ such qualified personnel on acceptable terms or at all.

A substantial portion of our workforce is unionized, and we may face labor disruptions that would interfere with our operations.

As of September 30, 2012, Alon Energy employed approximately 190 people at our Big Spring refinery, approximately 120 of whom were covered by a collective bargaining agreement. The collective bargaining agreement expires in March 2015. The current labor agreement may not prevent a strike or work stoppage in the future, and any such work stoppage could have a material adverse effect on our results of operation and financial condition.

We may not be able to successfully execute our strategy of growth through acquisitions.

A component of our growth strategy is to selectively pursue accretive acquisitions within our refining and wholesale marketing assets, both in our existing areas of operations as well as in new geographic regions that would diversify our operating footprint. Our ability to do so will be dependent upon a number of factors, including our ability to identify acceptable acquisition candidates, consummate acquisitions on favorable terms, successfully integrate acquired assets and obtain financing to fund acquisitions and to support our growth and many other factors beyond our control. Risks associated with acquisitions include those relating to:

•	diversion of management time and attention from our existing business;

•	challenges in managing the increased scope, geographic diversity and complexity of operations;

•	difficulties in integrating the financial, technological and management standards, processes, procedures and controls of an acquired business with those of our existing operations;

•	our ability to understand and capitalize on supply/demand balances in the markets of such acquired assets;

•	liability for known or unknown environmental conditions or other contingent liabilities not covered by indemnification or insurance;

•	greater than anticipated expenditures required for compliance with environmental or other regulatory standards or for investments to improve operating results;

•	difficulties in achieving anticipated operational improvements;

•	incurrence of additional indebtedness to finance acquisitions or capital expenditures relating to acquired assets; and

•	issuance of additional equity, which could result in further dilution of the ownership interest of existing unitholders.

We may not be successful in acquiring additional assets, and any acquisitions that we do consummate may not produce the anticipated benefits or may have adverse effects on our business and operating results.

The wholesale fuel distribution industry is characterized by intense competition and fragmentation and our failure to effectively compete could adversely affect our business and results of operations.

The market for distribution of wholesale motor fuel is highly competitive and fragmented. We have numerous competitors, some of which have significantly greater resources and name recognition than us. We rely on our ability to provide reliable supply and value-added services and to control our operating costs in order to maintain our margins and competitive position. If we were to fail to maintain the quality of our services, customers could choose alternative distribution sources and our competitive position could be adversely affected. Furthermore, we compete against major oil companies with integrated marketing businesses. Through their greater resources and access to crude oil, these companies may be better able to compete on the basis of price or offer lower wholesale and retail pricing which could negatively affect our fuel margins. The occurrence of any of these events could have a material adverse effect on our business and results of operations.

Our commodity derivative contracts may limit our potential gains, exacerbate potential losses, result in period-to-period earnings volatility and involve other risks.

We may enter into commodity derivatives contracts to mitigate our crack spread risk with respect to a portion of our expected gasoline and diesel production. We enter into these arrangements with the intent to secure a minimum fixed cash flow stream on the volume of products hedged during the hedge term. However, our hedging arrangements may fail to fully achieve these objectives for a variety of reasons, including our failure to have adequate hedging contracts, if any, in effect at any particular time and the failure of our hedging arrangements to produce the anticipated results. We may not be able to procure adequate hedging arrangements due to a variety of factors. Moreover, while intended to reduce the adverse effects of fluctuations in crude oil and refined product prices, such transactions may limit our ability to benefit from favorable changes in margins. In addition, our hedging activities may expose us to the risk of financial loss in certain circumstances, including instances in which:

•	the volumes of our actual use of crude oil or production of the applicable refined products is less than the volumes subject to the hedging arrangement;

•	accidents, interruptions in feedstock transportation, inclement weather or other events cause unscheduled shutdowns or otherwise adversely affect our refinery, or those of our suppliers or customers;

•	the counterparties to our futures contracts fail to perform under the contracts; or

•	a sudden, unexpected event materially impacts the commodity or crack spread subject to the hedging arrangement.

As a result, the effectiveness of our risk mitigation strategy could have a material adverse impact on our financial results and our ability to make distributions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk.”

The adoption of regulations implementing recent financial reform legislation could impede our ability to manage business and financial risks by restricting our use of derivative instruments as hedges against fluctuating commodity prices.

The U.S. Congress adopted the Dodd-Frank Wall Street Reform and Consumer Protection Act in 2010 (the “Dodd-Frank Act”). This comprehensive financial reform legislation establishes federal oversight and regulation of the over-the-counter derivatives market and entities, such as us, that participate in that market. The Dodd-Frank Act requires the Commodity Futures Trading Commission (“CFTC”), the SEC and other regulators to promulgate rules and regulations implementing the new legislation. The CFTC has adopted regulations to set position limits for certain futures and option contracts in the major energy markets and for swaps that are their economic equivalents. Certain bona fide hedging transactions or derivative instruments would be exempt from these position limits. The Dodd-Frank Act may also require compliance with margin requirements and with certain clearing and trade-execution requirements in connection with certain derivative activities, although the application of those provisions to us is uncertain at this time. The legislation may also require certain counterparties to our commodity derivative contracts to spin off some of their derivatives activities to a separate entity, which may not be as creditworthy as the current counterparty, or cause the entity to comply with the capital requirements, which could result in increased costs to counterparties such as us. The final rules will be phased in over time according to a specified schedule which is dependent on finalization of certain other rules to be promulgated by the CFTC and the SEC.

The Dodd-Frank Act and any new regulations could significantly increase the cost of some commodity derivative contracts (including through requirements to post collateral, which could adversely affect our available liquidity), materially alter the terms of some commodity derivative contracts, reduce the availability of some derivatives to protect against risks we encounter, reduce our ability to monetize or restructure our existing commodity derivative contracts and potentially increase our exposure to less creditworthy counterparties. If we reduce our use of derivatives as a result of the Dodd-Frank Act and any new regulations, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to make distributions or plan for and fund capital expenditures. Increased volatility may make us less attractive to certain types of investors. Finally, the Dodd- Frank Act was intended, in part, to reduce the volatility of oil and natural gas prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil and natural gas. If the Dodd-Frank Act and any new regulations result in lower commodity prices, our net sales could be adversely affected. Any of these consequences could adversely affect our business, financial condition and results of operations and therefore could have an adverse effect on our ability to make distributions.

Our historical financial statements may not be indicative of future performance.

The historical financial statements presented in this prospectus reflect carve-out financial statements, representing the assets and liabilities that will be transferred to us upon the closing of this offering. The historical combined financial statements reflect intercompany allocations of expenses which may not be indicative of the actual expenses that would have been incurred had we been operating as a company independent from Alon Energy for the periods presented. In addition, our results of operations for periods subsequent to the closing of this offering may not be comparable to our results of operations for periods prior to the closing of this offering as a result of certain transactions undertaken in connection with this offering described in “Prospectus Summary—The IPO Transactions.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability of Our Historical Results” for a discussion of factors that affect comparability. As a result, it is difficult to evaluate our historical results of operations to assess our future operating results.

Risks Inherent in an Investment in Us

The board of directors of our general partner will adopt a policy to distribute an amount equal to the available cash we generate each quarter, which could limit our ability to grow and make acquisitions.

The board of directors of our general partner will adopt a policy to distribute an amount equal to the available cash we generate each quarter to our unitholders, beginning with the quarter ending December 31, 2012. As a result, we will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund any acquisitions and expansion capital expenditures. As such, to the extent we are unable to finance growth externally, our distribution policy will significantly impair our ability to grow.

In addition, because of our distribution policy, our growth, if any, may not be as robust as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures or as in-kind distributions, current unitholders will experience dilution and the payment of distributions on those additional units will decrease the amount we distribute on each outstanding unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, would reduce the available cash that we have to distribute to our unitholders. The board of directors of our general partner may change our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to pay distributions to our unitholders on a quarterly or other basis. See “Cash Distribution Policy and Restrictions on Distributions.”

Our general partner, an indirect subsidiary of Alon Energy, has fiduciary duties to Alon Energy and its stockholders, and the interests of Alon Energy and its stockholders may differ significantly from, or conflict with, the interests of our public common unitholders.

Our general partner is responsible for managing us. Although our general partner has a duty to manage us in a manner that is in our best interests, its duties are specifically replaced by the express terms of our partnership agreement, and the directors and officers of our general partner also have fiduciary duties to manage our general partner in a manner beneficial to Alon Energy and its stockholders. The interests of Alon Energy and its stockholders may differ from, or conflict with, the interests of our common unitholders. In resolving these conflicts, our general partner may favor its own interests or the interests of Alon Energy and holders of Alon Energy’s common stock, including its controlling stockholder, Alon Israel Oil Company, Ltd. (“Alon Israel”), over our interests and those of our common unitholders.

The potential conflicts of interest include, among others, the following:

•

The affiliates of our general partner, including Alon Energy, have fiduciary duties to make decisions in their own best interests and in the best interest of holders of Alon Energy’s common stock, including

Alon Israel, which may be contrary to our interests. In addition, our general partner is allowed to take into account the interests of parties other than us or our unitholders, such as its owners or Alon Energy, in resolving conflicts of interest, which has the effect of limiting its duties to our unitholders.

•

Our general partner has limited its liability and duties under our partnership agreement and has also restricted the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty under applicable law. As a result of purchasing common units, unitholders consent to certain actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law.

•

The board of directors of our general partner will determine the amount and timing of asset purchases and sales, capital expenditures, borrowings, repayment of indebtedness and issuances of additional partnership interests, each of which can affect the amount of cash that is available for distribution to our common unitholders.

•

Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf. There is no limitation on the amounts our general partner can cause us to pay it or its affiliates.

•

Our general partner may exercise its rights to call and purchase all of our common units if at any time it and its affiliates own more than 90% of the common units (if our general partner and its affiliates reduce their ownership percentage to below 70% of the outstanding common units, the ownership threshold to exercise the call right will be permanently reduced to 80%).

•

Our general partner will control the enforcement of obligations owed to us by it and its affiliates. In addition, our general partner will decide whether to retain separate counsel or others to perform services for us.

•	Our general partner determines which costs incurred by it and its affiliates are reimbursable by us.

•

The executive officers of our general partner, and the directors of our general partner, also serve as directors and/or executive officers of Alon Energy. The executive officers who work for both Alon Energy and our general partner, including our chief executive officer and chief financial officer, divide their time between our business and the business of Alon Energy. These executive officers will face conflicts of interest from time to time in making decisions which may benefit either us or Alon Energy.

See “Conflicts of Interest and Fiduciary Duties.”

Our partnership agreement restricts the remedies available to us and our common unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under applicable law.

Our partnership agreement limits the liability and duties of our general partner, while also restricting the remedies available to our common unitholders for actions that, without these limitations and reductions, might constitute breaches of fiduciary duty under applicable law. Delaware partnership law permits such contractual limitations of fiduciary duty. By purchasing common units, common unitholders consent to some actions that might otherwise constitute a breach of fiduciary or other duties applicable under state law. Our partnership agreement contains provisions that replace the standards to which our general partner would otherwise be held by state fiduciary duty law. For example:

•

Our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to its capacity as general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, our common unitholders. Decisions made by our general partner in its individual capacity will be made by Alon Energy, which owns the sole member of our general partner, and not by the board of directors of our general partner. Examples include the exercise of the general partner’s call right, its voting rights with respect to any common units it may own, its registration rights and its determination whether or not to consent to any merger or consolidation or amendment to our partnership agreement. In addition, our general partner may decline to undertake any transaction that it believes would materially adversely affect Alon Energy’s ability to continue to comply with the covenants contained in its debt agreements.

•

Our partnership agreement provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning it believed that the decisions were not adverse to the interests of the partnership and, except as specifically provided by our partnership agreement, our general partner will not be subject to any other or different standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity.

•

Our partnership agreement provides that our general partner and the officers and directors of our general partner will not be liable for monetary damages to us for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those persons acted in bad faith or, in the case of a criminal matter, acted with knowledge that such person’s conduct was unlawful.

•

Our partnership agreement provides that our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our limited partners if a transaction with an affiliate or the resolution of a conflict of interest is:

•	Approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval; or

•	Approved by the vote of a majority of the outstanding units, excluding any units owned by our general partner and its affiliates.

By purchasing a common unit, a unitholder will become bound by the provisions of our partnership agreement, including the provisions described above. See “Description of the Common Units—Transfer of Common Units.”

Alon Energy has the power to appoint and remove our general partner’s directors.

Upon the consummation of this offering, Alon Energy will have the power to elect all of the members of the board of directors of our general partner. Our general partner has control over all decisions related to our operations. See “Management—Management of Alon USA Partners, LP.” Our public unitholders do not have an ability to influence any operating decisions and will not be able to prevent us from entering into any transactions. Furthermore, the goals and objectives of Alon Energy, as the indirect owner of our general partner, may not be consistent with those of our public unitholders.

Common units are subject to our general partner’s call right.

If at any time our general partner and its affiliates own more than 90% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by public unitholders at a price not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. If our general partner and its affiliates reduce their ownership percentage to below 70% of the outstanding units, the ownership threshold to exercise the call right will be permanently reduced to 80%. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and then exercising its call right. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. See “The Partnership Agreement—Call Right.”

Our unitholders have limited voting rights and are not entitled to elect our general partner or our general partner’s directors.

Unlike the holders of common stock in a corporation, our unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will have no right to elect our general partner or our general partner’s board of directors on an annual or other continuing basis. The board of directors of our general partner, including the independent directors, will be chosen entirely by Alon Energy as the indirect owner of the general partner and not by our common unitholders. Unlike publicly traded corporations, we will not hold annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders. Furthermore, even if our unitholders are dissatisfied with the performance of our general partner, they will have no practical ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished.

Our public unitholders will not have sufficient voting power to remove our general partner without Alon Energy’s consent.

Following the closing of this offering, Alon Energy will indirectly own approximately 84.0% of our common units (or approximately 81.6% if the underwriters exercise their option to purchase additional common units in full), which means holders of common units purchased in this offering will not be able to remove the general partner, under any circumstances, unless Alon Energy sells some of the common units that it owns or we sell additional units to the public.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units (other than our general partner and its affiliates and permitted transferees).

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, may not vote on any matter. Our partnership agreement also contains provisions limiting the ability of common unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the ability of our common unitholders to influence the manner or direction of management.

Cost reimbursements due to our general partner and its affiliates will reduce cash available for distribution to you.

Prior to making any distribution on our outstanding units, we will reimburse our general partner for all expenses it incurs on our behalf including, without limitation, our pro rata portion of management compensation and overhead charged by Alon Energy in accordance with our services agreement. The services agreement does not contain any cap on the amount we may be required to pay pursuant to this agreement. The payment of these amounts, including allocated overhead, to our general partner and its affiliates could adversely affect our ability to make distributions to you. See “Cash Distribution Policy and Restrictions on Distributions,” “Certain Relationships and Related Party Transactions” and “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest.”

Unitholders may have liability to repay distributions and in certain circumstances may be personally liable for the obligations of the partnership.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”), we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

It may be determined that the right, or the exercise of the right by the limited partners as a group, to (i) remove or replace our general partner, (ii) approve some amendments to our partnership agreement or (iii) take other action under our partnership agreement constitutes “participation in the control” of our business. A limited partner that participates in the control of our business within the meaning of the Delaware Act may be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. Please read “The Partnership Agreement—Limited Liability.”

Our general partner’s interest in us and the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest in us to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders, subject to receiving the approval of the lenders under our amended and restated revolving credit facility and new term loan facility, under which our general partner’s general partner interest in us will be pledged. Furthermore, other than any approval required under Alon Energy’s new term loan facility and our amended and restated revolving credit facility, under which the equity interests in our general partner are pledged, there is no restriction in our partnership agreement on the ability of the owners of our general partner to transfer their equity interests in our general partner to a third party. The new equity owner of our general partner would then be in a position to replace the board of directors and the officers of our general partner with its own choices and to influence the decisions taken by the board of directors and officers of our general partner. For additional information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Amended and Restated Revolving Credit Facility” and “—New Term Loan Facility.”

If control of our general partner were transferred to an unrelated third party, the new owner of the general partner would have no interest in Alon Energy. We rely substantially on the senior management team of Alon Energy and have entered into a number of significant agreements with Alon Energy, including a services agreement pursuant to which Alon Energy provides us with the services of its senior management team. If our general partner were no longer controlled by Alon Energy, could be more likely to terminate the services agreement which, following the one-year anniversary of the closing date of this offering, it may do upon 180 days’ prior written notice.

There is no existing market for our common units, and we do not know if one will develop to provide you with adequate liquidity. If our unit price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our common units. If an active trading market does not develop, you may have difficulty selling any of our common units that you buy. The initial public offering price for the common units will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common units at prices equal to or greater than the price paid by you in this offering. The market price of our common units may be influenced by many factors including:

•	our operating and financial performance;

•	quarterly variations in our financial indicators, such as net (loss) earnings per unit, net earnings (loss) and refinery operating margin;

•	the amount of distributions we make and our earnings or those of other companies in our industry or other publicly traded partnerships;

•	strategic actions by our competitors;

•	changes in earnings or other estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	sales of our common units by us or other unitholders, or the perception that such sales may occur;

•	changes in accounting principles;

•	additions or departures of key management personnel;

•	actions by our unitholders;

•	general market conditions, including fluctuations in commodity prices, in particular the differentials between WTI and Brent crude oils; and

•	domestic and international economic, legal and regulatory factors unrelated to our performance.

As a result of these factors, investors in our common units may not be able to resell their common units at or above the initial offering price. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our common units, regardless of our operating performance.

You will incur immediate and substantial dilution in net tangible book value per common unit.

The initial public offering price of our common units is substantially higher than the pro forma net tangible book value of our outstanding units. As a result, if you purchase common units in this offering, you will incur immediate and substantial dilution in the amount of $13.57 per common unit. This dilution results primarily because the assets contributed by Alon Energy and its affiliates are recorded at their historical costs, and not their fair value, in accordance with GAAP. See “Dilution.”

We may issue additional common units and other equity interests without your approval, which would dilute your existing ownership interests.

Under our partnership agreement, we are authorized to issue an unlimited number of additional interests without a vote of the unitholders. The issuance by us of additional common units or other equity interests of equal or senior rank will have the following effects:

•	the proportionate ownership interest of unitholders immediately prior to the issuance will decrease;

•	the amount of cash distributions on each unit will decrease;

•	the ratio of our taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit will be diminished; and

•	the market price of the common units may decline.

In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to the common units.

Units eligible for future sale may cause the price of our common units to decline.

Sales of substantial amounts of our common units in the public market, or the perception that these sales may occur, could cause the market price of our common units to decline. This could also impair our ability to raise additional capital through the sale of our equity interests.

There will be 62,500,000 common units outstanding following this offering. 10,000,000 common units are being sold to the public in this offering (or 11,500,000 common units if the underwriters exercise their option to purchase additional common units in full) and 52,500,000 common units will be owned indirectly by Alon Energy following this offering (or 51,000,000 common units if the underwriters exercise their option to purchase additional common units in full). The common units sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933 (the “Securities Act”) by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act.

In addition, under our partnership agreement, our general partner and its affiliates have the right to cause us to register their units under the Securities Act and applicable state securities laws.

In connection with this offering, we, the subsidiary of Alon Energy that will own our common units, our general partner and our general partner’s directors and executive officers will enter into lock-up agreements, pursuant to which they will agree, subject to certain exceptions, not to sell or transfer, directly or indirectly, any of our common units until 180 days from the date of this prospectus, subject to extension in certain circumstances. Following termination of these lockup agreements, all common units indirectly held by Alon Energy, our general partner and their affiliates will be freely tradable under Rule 144, subject to the volume and other limitations of Rule 144. See “Units Eligible for Future Sale.”

We will incur increased costs as a result of being a publicly traded partnership.

As a publicly traded partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Act of 2010, as well as rules implemented by the SEC and the NYSE, require, or will require, publicly traded entities to adopt various corporate governance practices that will further increase our costs. Before we are able to make distributions to our unitholders, we must first pay our expenses, including the costs of being a public company and other operating expenses. As a result, the amount of cash we have available for distribution to our unitholders will be affected by our expenses, including the costs associated with being a publicly traded partnership. We estimate that we will incur approximately $1.5 million of estimated incremental costs per year, some of which will be direct charges associated with being a publicly traded partnership, and some of which will be allocated to us by Alon Energy; however, it is possible that our actual incremental costs of being a publicly traded partnership will be higher than we currently estimate.

Prior to this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We expect these requirements will increase our legal and financial compliance costs and make compliance activities more time-consuming and costly. For example, as a result of becoming a publicly traded partnership, we are required to have at least three independent directors and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal control over financial reporting. In addition, we will incur additional costs associated with our publicly traded company reporting requirements.

As a publicly traded partnership we qualify for, and are relying on, certain exemptions from the NYSE’s corporate governance requirements.

As a publicly traded partnership, we qualify for, and are relying on, certain exemptions from the NYSE’s corporate governance requirements, including:

•	the requirement that a majority of the board of directors of our general partner consist of independent directors;

•	the requirement that the board of directors of our general partner have a nominating/corporate governance committee that is composed entirely of independent directors; and

•	the requirement that the board of directors of our general partner have a compensation committee that is composed entirely of independent directors.

As a result of these exemptions, our general partner’s board of directors will not be comprised of a majority of independent directors, and our general partner’s board of directors does not currently intend to establish a compensation committee or a nominating/corporate governance committee. Accordingly, unitholders will not have the same protections afforded to equityholders of companies that are subject to all of the corporate governance requirements of the NYSE. See “Management.”

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.

We are in the process of evaluating our internal controls systems to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and under current rules will be required to comply with Section 404 in our annual report for the year ended December 31, 2013. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board (“PCAOB”) rules and regulations that remain unremediated. Although we produce our financial statements in accordance with GAAP, our internal accounting controls may not currently meet all standards applicable to companies with publicly traded securities. As a publicly traded partnership, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities such as the SEC. If we do not implement improvements to our disclosure controls and procedures or to our internal controls in a timely manner, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal controls over financial reporting pursuant to an audit of our internal controls over financial reporting. This may subject us to adverse regulatory consequences or a loss of confidence in the reliability of our financial statements. We could also suffer a loss of confidence in the reliability of our financial statements if our independent registered public accounting firm reports a material weakness in our internal controls, if we do not develop and maintain effective controls and procedures or if we are otherwise unable to deliver timely and reliable financial information. Any loss of confidence in the reliability of our financial statements or other negative reaction to our failure to develop timely or adequate disclosure controls and procedures or internal controls could result in a decline in the price of our common units. In addition, if we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets and the price of our common units may be adversely affected.

It may be difficult to serve process on or enforce a U.S. judgment against certain of our directors.

Certain of our directors, including Messrs. D. Weissman, Bader, Biran, S. Wiessman, Raff and Ventura, reside in Israel. In addition, a substantial portion of their assets is located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon such persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against such persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt that the courts of the State of Israel would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

Tax Risks

In addition to reading the following risk factors, please read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation for federal income tax purposes or we were to become subject to material additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to you could be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for U.S. federal income tax purposes.

Despite the fact that we are organized as a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. Although we do not believe, based upon our current operations, that we will be so treated, a change in our business (or a change in current law) could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for U.S. federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

The tax treatment of publicly traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial changes or differing interpretations at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Currently, one such legislative proposal would eliminate the qualifying income exception to the treatment of all publicly traded partnerships as corporations upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any of these changes or other proposals will be reintroduced or will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units. Any modification to the U.S. federal income tax laws may be applied retroactively and could make it more difficult or impossible to meet the exception for certain publicly traded partnerships to be treated as partnerships for U.S. federal income tax purposes.

You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income that could be different in amount than the cash we distribute, you will be required to pay federal income taxes and, in some cases, state and local income taxes on your share of our taxable income whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from that income.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated as a partnership for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, our sponsor will directly and indirectly own more than 50% of the total interests in our capital and profits. Therefore, a transfer by our sponsor of all or a portion of its interests in us could result in a termination of us as a partnership for federal income tax purposes. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than the calendar year, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead, after our termination we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units—Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Because distributions in excess of your allocable share of our net taxable income result in a decrease in your tax basis in your common units, the amount, if any, of such prior excess distributions with respect to the units you sell will, in effect, become taxable income to you if you sell such units at a price greater than your tax basis in those units, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture of depreciation and deductions and certain other items. In addition, because the amount realized includes a unitholder’s share of our liabilities, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units—Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investments in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (or “IRAs”), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S.

persons will be reduced by withholding taxes, and non-U.S. persons will be required to file U.S. federal tax returns and pay tax on their shares of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to you.

The IRS may adopt positions that differ from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take. A court may not agree with some or all of the positions we take. Any contest by the IRS may materially and adversely impact the market for our common units and the price at which they trade. Our costs of any contest by the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we adopt.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We generally prorate our items of income, gain, loss and deduction between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. Nonetheless, we allocate certain deductions for depreciation of capital additions based upon the date the underlying property is placed in service. The use of this proration method may not be permitted under existing Treasury Regulations, and although the U.S. Treasury Department issued proposed Treasury Regulations allowing a similar monthly simplifying convention, such regulations are not final and do not specifically authorize the use of the proration method we have adopted. Accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to successfully challenge our proration method, we may be required to change the allocation of items of income, gain, loss, and deduction among our unitholders.

A unitholder whose common units are the subject of a securities loan (e.g., a loan to a “short seller” to cover a short sale of common units) may be considered as having disposed of those common units. If so, he would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because there are no specific rules governing the federal income tax consequences of loaning a partnership interest, a unitholder whose common units are the subject of a securities loan may be considered as having disposed of the loaned units. In that case, the unitholder may no longer be treated for tax purposes as a partner in us with respect to those common units during the period of the loan and the unitholder may recognize gain or loss as if it sold rather than loaned the units subject to such disposition. Moreover, during the period of the loan, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder, and any cash distributions received by the unitholder as to those common units may be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units.

You will likely be subject to state and local taxes and return filing requirements in states where you do not live as a result of investing in our common units.

In addition to U.S. federal income taxes, you may be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future, even if you do not live in any of those jurisdictions. For example, we will initially own assets and conduct business in the State of Texas, which currently imposes a franchise tax on corporations and other entities. Although Texas does not impose an income tax on nonresident partners of partnerships doing business in Texas, you may be required to file state and local income tax returns in Texas or other states in which we currently conduct business or may conduct business in the future. Further, you may be subject to penalties for failure to comply with those requirements. As we make acquisitions or expand our business, we may own assets or conduct business in additional states or foreign jurisdictions that impose a personal income tax. It is your responsibility to file all U.S. federal, foreign, state and local tax returns. Our counsel has not rendered an opinion on the foreign, state or local tax consequences of an investment in our common units.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus, or in other written or oral statements made by us, other than statements of historical fact, are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project” and similar terms and phrases to identify forward-looking statements.

Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our financial condition, results of operations and cash flows.

Actual events, results and outcomes may differ materially from our expectations due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, the following:

•	changes in general economic conditions and capital markets;

•	changes in the underlying demand for our products;

•	the availability, costs and price volatility of crude oil, other refinery feedstocks and refined products;

•	changes in the WTI—Brent or Cushing WTI—Midland WTS differentials;

•	actions of customers and competitors;

•	changes in fuel and utility costs incurred by our facilities;

•	disruptions due to equipment interruption, pipeline disruptions or failure at our or third-party facilities;

•	the execution of planned capital projects;

•	adverse changes in the credit ratings assigned to our debt instruments or to Alon Energy;

•	the effects and cost of compliance with current and future state and federal environmental, economic, safety and other laws, policies and regulations;

•	operating hazards, natural disasters, casualty losses and other matters beyond our control;

•	the effects of transactions involving forward contracts and derivative instruments;

•	the effect of any national or international financial crisis on our business and financial condition; and

•	the other factors discussed in this prospectus under the caption “Risk Factors.”

Any one of these factors or a combination of these factors could materially affect our future results of operations and could influence whether any forward-looking statements ultimately prove to be accurate. Our forward-looking statements are not guarantees of future performance, and actual results and future performance may differ materially from those suggested in any forward-looking statements. We do not intend to update these statements unless we are required by the securities laws to do so.

USE OF PROCEEDS

We will receive net proceeds of approximately $146.8 million from the sale of 10,000,000 common units offered by this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering to repay approximately $146.8 million of principal and accrued interest relating to intercompany debt payable by our subsidiaries to Alon Energy and its affiliates.

As of September 30, 2012, we had approximately $346.6 million in intercompany debt payable to Alon Energy and certain of its subsidiaries with a January 2018 maturity and a weighted-average interest rate of approximately 8.0%. It is expected that an additional $51.5 million of intercompany debt payable, which has currently been eliminated in the Alon USA Partners, LP Predecessor combined financial statements, will be transferred to Alon Energy or one of its subsidiaries prior to closing. The transfer will cause the intercompany debt payable to Alon Energy to increase from $346.6 million at September 30, 2012, to approximately $398.1 million. This intercompany debt was incurred to satisfy working capital requirements, fund acquisitions and for general corporate purposes. We expect that the remaining balance of the intercompany debt will be eliminated prior to closing or in connection with the underwriters’ option to purchase additional common units, and we do not expect that we will incur any significant additional intercompany debt following the closing of this offering. In addition, we expect to have approximately $84.0 million and $250 million outstanding under our amended and restated revolving credit facility and new term loan facility following the closing of this offering, respectively. We do not currently expect to draw significant amounts under our amended and restated revolving credit facility following the closing of this offering other than in the ordinary course to fund capital expenditures and our working capital needs. For additional information, please see “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources.”

The net proceeds from any exercise of the underwriters’ option to purchase additional common units (approximately $22.3 million, if exercised in full) will be distributed to Alon Energy as repayment of intercompany debt and in whole or in part as reimbursement for certain pre-formation capital expenditures. If the underwriters do not exercise their option to purchase additional common units, we will issue 1,500,000 common units to Alon Energy at the expiration of the option period as satisfaction of all remaining intercompany debt. If and to the extent the underwriters exercise their option to purchase additional common units, the number of units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to Alon Energy as satisfaction of all remaining intercompany debt. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash available to pay distributions on our common units. Please read “Underwriting.”

Certain of the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking, investment banking and advisory services for us, Alon Energy and our respective affiliates from time to time in the ordinary course of their business for which they have received customary fees and reimbursement of expenses. Affiliates of certain of the underwriters are expected to be lenders under our new term loan facility. Certain of the underwriters or their affiliates have performed or will perform commercial banking, investment banking and advisory services for Alon Energy during the 180-day period prior to, or the 90-day period following, the date of this prospectus, for which they have received or will receive customary fees and reimbursement or expenses.

CAPITALIZATION

The following table sets forth our combined cash and cash equivalents and capitalization as of September 30, 2012:

•	on an actual basis; and

•

on a pro forma basis, to reflect the offering of our common units, the other transactions described under “Prospectus Summary—The IPO Transactions” and the application of the net proceeds from this offering by our general partner as described under “Use of Proceeds.”

This table is derived from, and should be read together with, the unaudited historical and pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Prospectus Summary—The IPO Transactions,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2012
	Actual	Pro Forma
	(in thousands)
Cash and cash equivalents	$29,414	$29,414

Long-term debt, including current maturities:
Revolving credit facility	$84,000	$84,000
Intercompany debt—related parties	346,582	—
New term loan facility	—	250,000

Total long-term debt	430,582	334,000

Partners’ equity	45,235	153,567

Total capitalization	$475,817	$487,567

DILUTION

Purchasers of common units offered by this prospectus will suffer immediate and substantial dilution in net tangible book value per unit. Our pro forma net tangible book value as of September 30, 2012, excluding the net proceeds of this offering, was approximately $4.9 million, or approximately $0.09 per unit. Pro forma net tangible book value per unit gives effect to the pro forma adjustments described in the notes to the unaudited pro forma combined financial statements included elsewhere in this prospectus (other than the issuance of common units in this offering and the receipt of the net proceeds from this offering as described under “Use of Proceeds”) and represents the amount of pro forma tangible assets less pro forma total liabilities (excluding the net proceeds of this offering), divided by the pro forma number of units outstanding (excluding the units issued in this offering).

Dilution in net tangible book value per unit represents the difference between the amount per unit paid by purchasers of our common units in this offering and the pro forma net tangible book value per unit immediately after this offering. After giving effect to the sale of common units in this offering at an initial public offering price of $16.00 per common unit, and after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2012 would have been approximately $151.7 million, or $2.43 per unit. This represents an immediate increase in net tangible book value of $2.34 per unit to our existing unitholders and an immediate pro forma dilution of $13.57 per unit to purchasers of common units in this offering. The following table illustrates this dilution on a per unit basis:

Assumed initial public offering price per common unit		$16.00
Pro forma net tangible book value per common unit before this offering(1)	$0.09
Increase in net tangible book value per common unit attributable to purchasers in this offering and the use of proceeds	2.34

Less: Pro forma net tangible book value per common unit after this offering(2)		2.43

Immediate dilution in net tangible book value per common unit to purchasers in this offering		$13.57

(1)	Determined by dividing the net tangible book value of the contributed assets less total liabilities by the number of common units to be issued to subsidiaries of Alon Energy and its affiliates.
(2)	Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of the offering by the total number of common units outstanding after this offering.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates and by the purchasers of our common units in this offering upon consummation of the transactions contemplated by this prospectus:

	Units		Total Consideration
	Number	Percent	Amount		Percent
Alon Energy	52,500,000	84.0%	6,800,000	(1)	4.4%
New investors	10,000,000	16.0%	146,800,000	(2)	95.6%

Total	62,500,000	100%	$153,600,000		100%

(1)

The net assets contributed by Alon Energy were recorded at historical cost in accordance with GAAP. Our partners’ equity, which is the result of contributions by Alon Energy, as of September 30, 2012, was

$45.2 million. In addition, Alon Energy will convert $199.8 million of subordinated debt to our partners’ equity in connection with closing or the underwriters’ option to purchase additional common units and we will assume debt of $250.0 million before debt issuance costs of $11.8 million.
(2)	Reflects the net proceeds of this offering after deducting the underwriting discounts and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase 1,500,000 common units in full, then the pro forma increase per unit attributable to new investors would be $0.03, the net tangible book value per unit after this offering would be $151.7 and the dilution per unit to new investors would be $12.28. In addition, new investors would purchase 11,500,000 common units, or approximately 18.4% of units outstanding, and the total consideration contributed to us by new investors would increase to $169.1 million, or 110.1% of the total consideration contributed.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy and restrictions on distributions in conjunction with the specific assumptions upon which our cash distribution policy is based. See “—Forecast Assumptions and Considerations” below. For additional information regarding our historical and pro forma operating results, you should refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited historical combined financial statements, our unaudited historical combined financial statements and our unaudited pro forma combined financial statements included elsewhere in this prospectus. In addition, you should read “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

Our Cash Distribution Policy

The board of directors of our general partner will adopt a policy pursuant to which we will distribute all of the available cash we generate each quarter, beginning with the quarter ending December 31, 2012. Available cash for each quarter will be determined by the board of directors of our general partner following the end of such quarter. We expect that available cash for each quarter will generally equal our cash flow from operations for the quarter, less cash needed for maintenance capital expenditures, debt service and other contractual obligations, and reserves for future operating or capital needs that the board of directors of our general partner deems necessary or appropriate, including reserves for our expenses in the quarters in which our planned turnarounds and catalyst replacement occur. We expect to fund scheduled turnarounds and catalyst replacement capital expenditures with cash reserves and borrowings under our credit facilities. In order to fund our major turnaround and catalyst replacement capital expenditures, following the closing of this offering, we expect to reserve approximately $1.2 million per quarter. In addition, we expect to reserve an additional $3.5 million in each of the five quarters beginning with the fourth quarter of 2012 in order to fund our next scheduled major turnaround and catalyst replacement, which is scheduled for the first quarter of 2014. We do not intend to maintain excess distribution coverage for the purpose of maintaining stability or growth in our quarterly distribution or otherwise to reserve cash for distributions, nor do we intend to incur debt to pay quarterly distributions. We expect to finance substantially all of our growth externally, either by debt issuances or additional issuances of equity. We intend to reserve amounts each quarter in order to fund capital expenditures associated with our major turnaround and catalyst replacements.

Because our policy will be to distribute all available cash we generate each quarter, without reserving cash for future distributions or borrowing to pay distributions during periods of low cash flow from operations, our unitholders will have direct exposure to fluctuations in the amount of cash generated by our business. We expect that the amount of our quarterly distributions, if any, will vary based on our operating cash flow during each quarter. Our quarterly cash distributions, if any, will not be stable and will vary from quarter to quarter as a direct result of variations in our operating performance and cash flow caused by fluctuations in our refining margins, which will be affected by prices of feedstock and refined products as well as our working capital requirements and capital expenditures. Such variations may be significant. The board of directors of our general partner may change the foregoing distribution policy at any time and from time to time. Our partnership agreement does not require us to pay cash distributions on a quarterly or other basis.

Limitations on Cash Distributions; Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly cash distributions from us. Our distribution policy may be changed at any time and is subject to certain restrictions, including:

•

Our unitholders have no contractual or other legal right to receive cash distributions from us on a quarterly or other basis. The board of directors of our general partner will adopt a policy pursuant to which we will distribute to our unitholders each quarter all of the available cash we generate each quarter, as determined quarterly by the board of directors, but it may change this policy at any time.

•

Our ability to make cash distributions pursuant to our cash distribution policy will be subject to our compliance with our amended and restated revolving credit facility and our new term loan facility, which will contain financial tests and covenants that we must satisfy. Should we be unable to satisfy these financial covenants or if we are otherwise in default under our amended and restated revolving credit facility and our new term loan facility, we will be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy.

•

Our business performance is expected to be volatile, and our cash flows are expected to be less stable than the business performance and cash flows of most publicly traded partnerships. As a result, our quarterly cash distributions are expected to vary quarterly and annually. Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase distributions over time. Furthermore, none of our limited partnership interests, including those indirectly held by Alon Energy, will be subordinate in right of distribution payment to the common units sold in this offering.

•	Under Section 17-607 of the Delaware Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to make distributions to our unitholders due to a number of factors that would adversely affect us, including but not limited to decreases in net sales or increases in operating expenses, principal and interest payments on debt, working capital requirements, capital expenditures or anticipated cash needs. See “Risk Factors” for information regarding these factors.

We do not have any operating history as an independent company upon which to rely in evaluating whether we will have sufficient cash to allow us to pay distributions on our common units. While we believe, based on our financial forecast and related assumptions, that we should have sufficient cash to enable us to pay the forecasted aggregate distribution on all of our common units for the twelve months ending September 30, 2013, we may be unable to pay the forecasted distribution or any amount on our common units.

We expect to pay our distributions within sixty days of the end of each quarter. Our first distribution will include available cash for the period from the closing of this offering through the quarter ending December 31, 2012.

In the sections that follow, we present the following two tables:

•

“Alon USA Partners, LP Unaudited Pro Forma Available Cash for Distribution,” in which we present our unaudited estimate of the amount of pro forma available cash we would have had for the year ended December 31, 2011 and the twelve months ended September 30, 2012 had the IPO Transactions described under “Prospectus Summary—The IPO Transactions” been consummated on January 1, 2011, in each case, based on our historical and pro forma combined financial statements included elsewhere in this prospectus; and

•	“Alon USA Partners, LP Estimated Cash Available for Distribution,” in which we present our unaudited forecast of cash available for distribution for the twelve months ending September 30, 2013.

We do not as a matter of course make or intend to make projections as to future sales, earnings, or other results. However, our management has prepared the prospective financial information set forth under “—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2013” below to supplement the historical and pro forma combined financial statements included elsewhere in this prospectus. To management’s knowledge and belief, the accompanying prospective financial information was prepared on a reasonable basis, reflects currently available estimates and judgments, and presents our expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information. Neither our independent registered public accounting firm, nor any other registered public accounting firm, has compiled, examined, or performed any procedures with respect to the prospective financial information contained in this section, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

Unaudited Pro Forma Available Cash

We believe that we would have generated pro forma available cash during the year ended December 31, 2011 and the twelve months ended September 30, 2012 of $307.8 million and $325.1 million, respectively. Based on the cash distribution policy we expect our board of directors to adopt, this amount would have resulted in an aggregate annual distribution equal to $4.92 per common unit for the year ended December 31, 2011 and $5.20 per common unit for the twelve months ended September 30, 2012.

Pro forma available cash reflects the payment of incremental general and administrative expenses we expect that we will incur as a publicly traded limited partnership, such as costs associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees, director and officer insurance expenses and director compensation expenses. We estimate that these incremental general and administrative expenses will be approximately $1.5 million per year. The estimated incremental general and administrative expenses are reflected in our pro forma available cash but are not reflected in our unaudited pro forma combined financial statements.

The unaudited pro forma combined financial statements, from which pro forma available cash is derived, do not purport to present our results of operations had the transactions contemplated below actually been completed as of the date indicated. Furthermore, available cash is a cash accounting concept, while our unaudited pro forma combined financial statements have been prepared on an accrual basis. We derived the amounts of pro forma available cash stated above in the manner described in the table below. As a result, the amount of pro forma available cash should only be viewed as a general indication of the amount of available cash that we might have generated had we been formed and completed the transactions contemplated below in earlier periods.

The following table illustrates, on a pro forma basis for the year ended December 31, 2011, and for the twelve months ended September 30, 2012, the amount of cash that would have been available for distribution to our unitholders, assuming that the IPO Transactions had occurred on January 1, 2011:

Alon USA Partners, LP Unaudited Pro Forma Available Cash for Distribution

	Year Ended December 31, 2011	Twelve Months Ended September 30, 2012
	(in millions except per unit data)
Net sales	$3,208.0	$3,507.7
Operating costs and expenses:
Cost of sales	$2,722.9	$2,988.9
Direct operating expenses	98.2	98.3
Selling, general and administrative expenses	15.6	21.5
Depreciation and amortization(a)	40.4	45.2

Operating income	$330.8	$353.8
Interest expense(b)	(41.8)	(44.5)
Interest expense—related parties(c)	—	—

Income before state income tax expense	$289.0	$309.4
State income tax expense	(2.6)	(3.0)

Net income	$286.4	$306.4
Adjustments to reconcile net income to Adjusted EBITDA:
Interest expense(b)	$41.8	$44.5
Interest expense—related parties(c)	—	—
State income tax expense	2.6	3.0
Depreciation and amortization(a)	40.4	45.2
(Gain) loss on disposition of assets	—	—

Adjusted EBITDA	$371.3	$399.1

Adjusted EBITDA(d)	$371.3	$399.1
Adjustments to reconcile Adjusted EBITDA to pro forma available cash:
less: Incremental general and administrative expense(e)	(1.5)	(1.5)
less: Capital expenditures	(12.5)	(18.7)
less: Turnaround and catalyst replacement capital expenditures(f)	(7.1)	(8.3)
less: Turnaround reserve(f)	—	—
less: Principal payments(g)	—	—
less: Cash interest expense(b)	(39.8)	(42.5)
less: Cash interest expense—related parties(c)	—	—
less: State income tax expense	(2.6)	(3.0)

Pro forma available cash	$307.8	$325.1

Common units outstanding	62,500,000	62,500,000
Pro forma available cash per unit	$4.92	$5.20

(a)	Includes amortization expense related to turnarounds and catalyst replacements.
(b)	Reflects:
(i)	cash interest expense related to borrowings under our amended and restated revolving credit facility and new term loan facility, costs associated with our letters of credit as well as financing costs associated with crude oil purchases as part of our supply and offtake agreement with J. Aron; and
(ii)	non-cash amortization of $2.0 million associated with debt issuance costs.
(c)	Reflects change in interest expense related to the repayment and elimination of intercompany debt. See “—Forecast Assumptions and Considerations—Interest Expense.”
(d)	For a description of Adjusted EBITDA, see “Prospectus Summary—Summary Historical Combined and Pro Forma Combined Financial and Operating Data—Non-GAAP Financial Measure.”
(e)	Reflects an adjustment to our Adjusted EBITDA for approximately $1.5 million of incremental general and administrative expenses that we expect to incur as a result of operating as a publicly traded partnership, which are not reflected in our unaudited pro forma combined financial statements included elsewhere in this prospectus.
(f)	Includes capital expenditures related to annual turnaround and catalyst replacement costs. We expect to maintain quarterly reserves for major turnaround and catalyst replacement capital expenditures. See “—Forecast Assumptions and Considerations—Turnaround and Catalyst Replacement Capital Expenditures and “—Forecast Assumptions and Considerations—Major Turnaround Reserve.”
(g)	Reflects amortization payments relating to our new term loan facility.

Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2013

During the twelve months ending September 30, 2013, we estimate that we will generate approximately $325.0 million of cash available for distribution, including special turnaround reserve and wholesale business rebranding expenses of approximately $14.1 million. In “—Forecast Assumptions and Considerations” below, we discuss the major assumptions underlying this estimate. The available cash discussed in the forecast should not be viewed as management’s projection of the actual available cash that we will generate during the twelve months ending September 30, 2013. We can give you no assurance that our assumptions will be realized or that we will generate any available cash, in which event we will not be able to pay quarterly cash distributions on our common units.

When considering our ability to generate available cash and how we calculate forecasted available cash, please keep in mind all the risk factors and other cautionary statements under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” which discuss factors that could cause our results of operations and available cash to vary significantly from our estimates.

We do not, as a matter of course, make public projections as to future sales, earnings or other results. However, our management has prepared the prospective financial information set forth below in the table entitled “Alon USA Partners, LP Estimated Available Cash for Distribution” to present our expectations regarding our ability to generate approximately $325.0 million of cash available for distribution for the twelve months ending September 30, 2013, including special turnaround reserve and wholesale business rebranding expenses of approximately $14.1 million. The accompanying prospective financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on this prospective financial information.

Although the assumptions and estimates underlying the prospective financial information included herein are considered reasonable by the management team of our general partner (all of whom are employed by Alon

Energy), such assumptions and estimates are inherently uncertain and are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Such risks and uncertainties include risks relating to the volatility of prices of crude oil and other refinery feedstocks, refined product prices and competition within our industry. Accordingly, there can be no assurance that the prospective results are indicative of our future performance or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this prospectus should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast to reflect events or circumstances after the date of this prospectus. In light of the above, the statement that we believe that we will have sufficient available cash to allow us to pay the forecasted quarterly distributions on all of our outstanding common units for the twelve months ending September 30, 2013, should not be regarded as a representation by us or the underwriters or any other person that we will make such distributions. Therefore, you are cautioned not to place undue reliance on this information.

The following table shows how we calculate estimated available cash for the twelve months ending September 30, 2013. The assumptions that we believe are relevant to particular line items in the table below are explained in the corresponding footnotes and in “—Forecast Assumptions and Considerations.”

Neither our independent registered public accounting firm, nor any other independent registered public accounting firm, has compiled, examined or performed any procedures with respect to the forecasted financial information contained herein, nor has it expressed any opinion or given any other form of assurance on such information or its achievability, and it assumes no responsibility for such forecasted financial information. Our independent registered public accounting firm’s reports included elsewhere in this prospectus relate to our audited historical combined financial information. These reports do not extend to the tables and the related forecasted information contained in this section and should not be read to do so.

The following table illustrates the amount of cash that we estimate we will generate for the twelve months ending September 30, 2013 and for each quarter during that twelve-month period that would be available for distribution to our unitholders. All of the amounts in the table below are estimates. Refinery operating margin per barrel, refinery direct operating expense per barrel, forecasted Gulf Coast (WTI) 3-2-1 crack spread, forecasted Cushing WTI prices and forecasted Midland WTS—Cushing WTI differentials represent weighted averages estimated over the stated period.

Alon USA Partners, LP Estimated Cash Available for Distribution

	Three Months Ending				Twelve Months Ending September 30, 2013
	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013
	(Dollars in millions except per unit and per bbl data)
Operating data:
Refinery feedstocks (bpd):
Sour crude oil	55,204	56,200	56,200	53,652	55,307
Sweet crude oil	13,342	10,800	10,800	10,957	11,480
Other feedstocks/blendstocks	3,129	2,024	655	728	1,634

Total throughput	71,675	69,024	67,655	65,337	68,421
Refinery product yields (bpd):
Gasoline	36,718	34,860	33,210	30,608	33,845
Diesel/jet fuel	23,867	22,808	22,842	22,190	22,928
Asphalt	4,358	4,815	4,815	4,619	4,651
Other	6,789	6,173	6,430	7,686	6,774

Total production	71,733	68,657	67,297	65,103	68,198

Refinery operating margin per bbl of throughput(a)	$23.97	$20.85	$21.83	$20.00	$21.71
Refinery direct operating expense per bbl of throughput(a)	$3.98	$3.93	$4.01	$4.15	$4.02
Forecasted Gulf Coast (WTI) 3-2-1 crack spread (per bbl)	$27.91	$19.76	$22.09	$20.46	$22.57
Forecasted Cushing WTI (per bbl)	$89.93	$93.44	$93.35	$92.55	$92.31
Forecasted Cushing WTI—Midland WTS differential (per bbl)	$3.87	$4.50	$4.50	$4.50	$4.34
Statement of operations data:
Net sales	$873.1	$812.8	$815.5	$785.1	$3,286.5
Operating costs and expenses:
Cost of sales	715.0	683.2	681.1	664.9	2,744.3
Direct operating expenses	26.2	24.4	24.7	24.9	100.3
Selling, general and administrative expenses	4.4	4.8	5.4	4.7	19.3
Depreciation and amortization	11.7	11.8	12.0	12.1	47.6

Operating income	$115.7	$88.5	$92.4	$78.4	$375.0
Interest expense	(9.1)	(8.7)	(8.6)	(8.6)	(35.0)

Income before state income tax expense	$106.6	$79.8	$83.8	$69.8	$340.0
State income tax expense	(0.9)	(0.7)	(0.7)	(0.6)	(3.0)

Net income	$105.7	$79.1	$83.1	$69.2	$337.0

Adjustments to reconcile net income to Adjusted EBITDA:
Interest expense	9.1	8.7	8.6	8.6	35.0
State income tax expense	0.9	0.7	0.7	0.6	3.0
Depreciation and amortization	11.7	11.8	12.0	12.1	47.6

Adjusted EBITDA(b)	$127.4	$100.3	$104.4	$90.5	$422.6

	Three Months Ending				Twelve Months Ending September 30, 2013
	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013
	(Dollars in millions except per unit and per bbl data)
Adjustments to reconcile Adjusted EBITDA to estimated cash available for distribution:
less: Maintenance/growth capital expenditures	$(11.7)	$(6.9)	$(6.9)	$(6.9)	$(32.3)
less: Turnaround and catalyst replacement capital expenditures	—	(2.9)	(2.9)	(2.9)	(8.8)
less: Major turnaround reserve	(1.2)	(1.2)	(1.2)	(1.2)	(4.6)
less: Principal payments	—	(0.6)	(0.6)	(0.6)	(1.9)
less: State income tax expense	(0.9)	(0.7)	(0.7)	(0.6)	(3.0)
less: Interest paid in cash	(8.6)	(8.2)	(8.1)	(8.2)	(33.0)

Estimated cash available for distribution before special expenses	$105.1	$79.9	$84.0	$70.2	$339.1

less: Special turnaround reserve	(3.5)	(3.5)	(3.5)	(3.5)	(13.8)
less: Special wholesale rebranding expenses	(0.3)	—	—	—	(0.3)

Estimated cash available for distribution after giving effect to special expenses	$101.3	$76.4	$80.5	$66.7	$325.0

Estimated cash available for distribution per unit	$1.62	$1.22	$1.29	$1.07	$5.20
Cash distributions to common unitholders after special expenses	$101.3	$76.4	$80.5	$66.7	$325.0

Sensitivity analysis:
Changes in estimated cash available for distribution if:
$1/bbl increase in Gulf Coast (WTI) 3-2-1 crack spread	$5.6	$5.2	$5.1	$4.9	$20.7
$1/bbl increase in realized crude oil price—Cushing WTI differential	$6.3	$6.0	$6.1	$5.8	$24.3
1,000 bpd increase in throughput	$2.1	$1.7	$1.8	$1.7	$7.3

(a)	For definitions of refining operating margin per bbl of throughput and refinery direct operating expenses per bbl of throughput, see “Prospectus Summary—Summary Historical Combined and Pro Forma Combined Financial and Operating Data.”
(b)	For a description of Adjusted EBITDA, see “Prospectus Summary—Summary Historical Combined and Pro Forma Combined Financial and Operating Data—Non-GAAP Financial Measure.”

*	Total amounts in the table above may not foot due to rounding.

Forecast Assumptions and Considerations

General

The accompanying financial forecast and specific significant forecast assumptions assume that the IPO Transactions had occurred as of October 1, 2012.

Utilization

Our refinery has a throughput capacity of approximately 70,000 bpd. We have assumed that the refinery will operate at an average total throughput of approximately 68,400 bpd during the twelve months ending September 30, 2013 and have assumed no significant downtime during such period. For the year ended December 31, 2011 and the twelve months ended September 30, 2012, the Big Spring refinery operated at an average total throughput of 63,614 bpd and 68,843 bpd, respectively.

The Big Spring refinery completed a reformer regeneration in April 2012, and the next reformer regeneration is scheduled in the third quarter of 2013. During a reformer regeneration (which typically lasts nine to ten days), the refinery runs at a lower throughput versus its normal capacity. During 2011, the Big Spring refinery ran at lower average throughput due to reformer regeneration and fluid catalytic converter unit work during June and July 2011. Average total throughput from August through December 2011 was 70,300 bpd.

Net Sales

We project net sales of $3.3 billion over the twelve months ending September 30, 2013. During the twelve months ended September 30, 2012 and the year ended December 31, 2011, we generated net sales of $3.5 billion and $3.2 billion, respectively.

Gasoline. We estimate net gasoline sales based on forecast future product prices multiplied by the number of barrels of gasoline we estimate that we will sell during the twelve months ending September 30, 2013. We forecast that we will sell approximately 12.4 million barrels of gasoline at a weighted average price of $110.81 per barrel during the twelve months ending September 30, 2013. We forecast the weighted average selling price of gasoline based on a differential between Gulf Coast gasoline pricing and the realized pricing by our Big Spring refinery. Gulf Coast gasoline pricing is based on a differential between Platts Gulf Coast gasoline and NYMEX RBOB futures. The forecasted differentials are based on historical pricing differentials between NYMEX RBOB, Platts Gulf Coast gasoline and realized pricing by our Big Spring refinery.

For the year ended December 31, 2011, we sold approximately 11.7 million barrels of gasoline at a weighted average price of $115.61 per barrel and realized net gasoline sales of approximately $1.4 billion. For the twelve months ended September 30, 2012, we sold approximately 12.7 million barrels of gasoline at a weighted average price of $119.19 per barrel and realized net gasoline sales of approximately $1.5 billion. Changes in forecasted gasoline sales volumes for the twelve months ending September 30, 2013 are due primarily to changes in forecasted throughput at the refinery period compared to prior periods as described above under “—Utilization.”

Diesel/Jet Fuel. We estimate net diesel/jet fuel sales based on forecast future product prices multiplied by the number of barrels of diesel/jet fuel we estimate that we will produce and sell during the twelve months ending September 30, 2013. We forecast that we will sell approximately 8.4 million barrels of diesel/jet fuel at a weighted average price of $126.35 per barrel during the twelve months ending September 30, 2013. We forecast the weighted average selling price of diesel based on a differential between Gulf Coast ultra-low-sulfur diesel (“ULSD”) and the realized pricing by our Big Spring refinery. The Gulf Coast ULSD pricing is based on a differential between Platts Gulf Coast ULSD and NYMEX Heating Oil futures. The forecast differentials are based on historical pricing differentials between NYMEX Heating Oil, Platts Gulf Coast ULSD and realized pricing by our Big Spring refinery. The forecast weighted average selling price of jet fuel is based on the historical differential to ULSD.

For the year ended December 31, 2011, we sold approximately 7.7 million barrels of diesel/jet fuel at a weighted average price of $124.88 per barrel and realized net diesel/jet fuel sales of approximately $966.1 million. For the twelve months ended September 30, 2012, we sold approximately 8.2 million barrels of diesel/jet fuel at a weighted average price of $128.16 per barrel and realized net diesel/jet fuel sales of approximately $1.1 billion. Increases in forecasted diesel/jet fuel sales volumes for the twelve months ending September 30, 2013 are due primarily to increases in forecasted throughput at the refinery compared to prior periods as described above under “—Utilization.”

Asphalt. We estimate net asphalt sales based on forecast future product prices multiplied by the number of barrels of asphalt we estimate that we will produce and sell during the twelve months ending September 30, 2013. Forecast future product prices are estimated assuming that the purchaser will pay all shipping costs. We forecast that we will sell approximately 1.7 million barrels of asphalt at a weighted average price of $67.00 per barrel during the twelve months ending September 30, 2013. We have assumed asphalt sales at a weighted average discount of $25.31 per barrel to the applicable Cushing WTI price over the twelve months ending September 30, 2013. The $25.31 per barrel discount to Cushing WTI is calculated from a regression formula derived from monthly Cushing WTI oil prices and Big Spring refinery realized asphalt prices based on historical data going back further than five years. The Cushing WTI benchmark price per barrel is forecast based on our view of future prices. Based on these assumptions, we forecast our net asphalt sales for the twelve months ending September 30, 2013 to be approximately $113.7 million.

For the year ended December 31, 2011, we sold approximately 1.7 million barrels of asphalt at a weighted average price of $64.69 per barrel and realized net asphalt sales of approximately $107.2 million. For the twelve months ended September 30, 2012, we sold approximately 1.6 million barrels of asphalt at a weighted average price of $66.90 per barrel and realized net asphalt sales of approximately $106.3 million.

Petrochemicals and Other Products. In addition to gasoline, diesel, jet fuel and asphalt, the Big Spring refinery produces and sells other refined products, including benzene, propane, refinery grade propylene, carbon black oil and butane. We forecast that we will sell approximately 2.5 million barrels of these products at a weighted average price of $97.51 per barrel during the twelve months ending September 30, 2013. Based on these forecasted prices and the volumes, we forecast net sales of other products to be approximately $241.0 million during the twelve months ending September 30, 2013.

For the year ended December 31, 2011, we sold approximately 2.7 million barrels of other products at a weighted average price of $94.78 per barrel and realized net sales of approximately $259.0 million. For the twelve months ended September 30, 2012, we sold approximately 2.3 million barrels of other products at a weighted average price of $86.92 per barrel and realized net sales of approximately $200.0 million.

Cost of Sales

We estimate that our cost of sales for the twelve months ending September 30, 2013 will be approximately $2.7 billion. Cost of sales for the year ended December 31, 2011 was approximately $2.7 billion. Cost of sales for the twelve months ended September 30, 2012 was approximately $3.0 billion.

Cost of sales includes the purchased raw material costs for crude oil, isobutane, normal butane, and other costs. Our feedstock and raw material costs consist of blending components for the finished products production process, which are driven primarily by commodity prices and volumes. We assume that our product yield will be approximately 99.7% over the twelve months ending September 30, 2013. For the year ended December 31, 2011, our product yield was 99.8%. For the twelve months ended September 30, 2012, our product yield was 99.9%.

Crude Oil. We estimate that we will purchase approximately 24.4 million barrels of crude oil for the twelve months ending September 30, 2013. We estimate crude oil costs of approximately $2.2 billion and that our realized crude oil cost will be $88.74 per barrel for the twelve months ending September 30, 2013. We forecast that the Big Spring refinery will realize an average crude oil price discount of $3.57 per barrel to the benchmark Cushing WTI price. We believe the Big Spring refinery will continue to realize favorable crude differentials to Cushing WTI because we expect to continue to process significant amounts of WTS and as a result of the oversupply of crude oil in Midland due to increased Permian Basin production. Our average crude oil price discount relative to Cushing WTI realized for the six years ended December 31, 2011 was $4.28 per barrel. For the year ended December 31, 2011, we purchased approximately 22.3 million barrels of crude oil at a weighted average price of $93.08 per barrel for a total crude oil cost of approximately $2.1 billion. For the twelve months ended September 30, 2012, we purchased approximately 24.4 million barrels of crude oil at a weighted average price of $92.68 per barrel for a total crude oil cost of approximately $2.3 billion.

Feedstocks and Blendstocks. Cost of sales also includes the cost of isobutane, normal butane, and other costs, among others, that we blend into our gasoline and diesel/jet fuel finished products. We forecast these elements of cost of sales to be approximately $46.0 million over the twelve months ending September 30, 2013. For the year ended December 31, 2011, these elements of cost of sales were approximately $80.7 million. For the twelve months ended September 30, 2012, these elements of cost of sales were approximately $69.2 million.

Direct Operating Expenses

Direct operating expenses include all direct and indirect labor at the facility, materials, supplies, and other expenses associated with the operation and maintenance of the refinery. We estimate that our direct operating expenses for the twelve months ending September 30, 2013 will be approximately $100.3 million, or $4.02 per barrel of throughput. Our direct operating expenses for the year ended December 31, 2011 were $98.2 million, or $4.25 per barrel of throughput. Direct operating expenses for the twelve months ended September 30, 2012 were $98.3 million, or $3.90 per barrel of throughput. Our direct operating expenses are generally fixed in nature, and increases in refinery utilization generally result in a lower direct operating cost per barrel.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include salary and benefits costs for executive management, stock based compensation, accounting and information technology personnel, legal, audit, tax and other professional service costs. We estimate that our selling, general and administrative expense will be approximately $19.3 million for the twelve months ending September 30, 2013, of which approximately $8.4 million is attributed to our wholesale business and approximately $10.9 million is related to our Big Spring refinery. Of these expenses, approximately $1.5 million is related to increased expenses that we expect we will incur as a publicly traded partnership. Selling, general and administrative expenses for the year ended December 31, 2011 were approximately $15.6 million. Selling, general and administrative expenses for the twelve months ended September 30, 2012 were approximately $21.5 million.

Depreciation and Amortization Expense

We estimate the depreciation and amortization expense for the twelve months ending September 30, 2013 to be approximately $47.6 million. Depreciation and amortization expense for the year ended December 31, 2011 was approximately $40.4 million. Depreciation and amortization expense for the twelve months ended September 30, 2012 was approximately $45.2 million. The increase in expected depreciation and amortization expense is related to increased expected capital expenditures as described below under “—Maintenance/Growth Capital Expenditures.”

Interest Expense

Interest expense includes interest incurred under our amended and restated revolving credit facility and new term loan facility, fees relating to our letters of credit and financing costs associated with crude oil purchases as part of our supply and offtake agreement with J. Aron. For the twelve months ending September 30, 2013, our forecasted interest expense is $35.0 million, of which $2.0 million relates to our amended and restated revolving credit facility, $23.0 million relates to our new term loan facility, $4.0 million relates to our letters of credit, $4.0 million relates to the J. Aron supply and offtake agreement and $2.0 million relates to debt issuance costs. We have assumed average borrowings under our amended and restated revolving credit facility of $40.0 million and borrowings under our new term loan facility of $250.0 million (the fully drawn amount), and we have assumed weighted average interest rates on our amended and restated revolving credit facility and new term loan facility of 4.0% and 9.25%, respectively, based on current market rates. Our forecasted interest expense for the twelve months ending September 30, 2013 does not include any interest expense on related party borrowings, as we have assumed the repayment of such borrowings with a portion of the net proceeds of this offering or the conversion of such borrowings into equity. We do not expect to have significant additional borrowings under our amended and restated revolving credit facility during the twelve months ending September 30, 2013. In addition, we do not expect to incur any significant additional intercompany debt following the completion of this offering.

For the year ended December 31, 2011, our pro forma interest expense was $41.8 million, of which $5.9 million related to our amended and restated revolving credit facility, $23.0 million related to our new term loan facility, $6.6 million related to our letters of credit, $4.2 million related to the J. Aron supply and offtake agreement and $2.0 million was associated with debt issuance costs. Our historical interest expense for the year ended December 31, 2011 included $17.0 million of interest expense to related parties. As of December 31, 2011, on a pro forma basis, we had $200.0 million outstanding under our amended and restated revolving credit facility and $250.0 million outstanding under our new term loan facility. The assumed weighted average interest rates on our amended and restated revolving credit facility and new term loan facility during the year ended December 31, 2011 were 4.0% and 9.25%, respectively.

For the twelve months ended September 30, 2012, our pro forma interest expense was $44.5 million, of which $7.7 million related to our amended and restated revolving credit facility, $23.0 million related to our new term loan facility, $5.5 million related to our letters of credit, $6.3 million related to the J. Aron supply and offtake agreement and $2.0 million was associated with debt issuance costs. Our historical interest expense for the twelve months ended September 30, 2012 included $17.3 million of interest expense to related parties. As of September 30, 2012, on a pro forma basis, we had $84.0 million outstanding under our amended and restated revolving credit facility and $250.0 million outstanding under our new term loan facility. The assumed weighted average interest rates on our amended and restated revolving credit facility and new term loan facility during the twelve months ended September 30, 2012 were 4.0% and 9.25%, respectively.

State Income Tax Expense

We estimate that we will pay a minimal state income tax in the form of a Texas franchise tax for our refining business during the twelve months ending September 30, 2013 amounting to $3.0 million. For the year ended December 31, 2011 and the twelve months ended September 30, 2012, we paid state income taxes of $2.6 million and $3.0 million, respectively.

Maintenance/Growth Capital Expenditures

We estimate maintenance/growth capital expenditures during the twelve months ending September 30, 2013 of approximately $32.3 million, of which approximately $8.0 million is attributed to the wholesale business. Maintenance/growth capital expenditures for the year ended December 31, 2011 were approximately $12.5 million, of which approximately $1.4 million is attributed to the wholesale business. Maintenance/growth capital expenditures for the twelve months ended September 30, 2012 were approximately $18.7 million, of which approximately $9.7 million is attributed to the wholesale business.

The increase in forecasted maintenance/growth capital expenditures for the twelve months ending September 30, 2013 relative to prior periods includes increased expected maintenance/growth capital expenditures in the fourth quarter of 2012 relating to increasing liquid recovery for the refinery, a new cooling tower and certain regulatory projects. Increased expected maintenance/growth capital expenditures during the first three quarters of 2013 relate to regulatory projects, increasing liquid recovery for the refinery and tank replacement and cleaning.

Rebranding Expenses

Forecasted cash available for distribution for the twelve months ending September 30, 2013 also gives effect to approximately $0.3 million of one-time additional capital expenditures relating to the rebranding of our wholesale business from FINA to ALON that we expect to incur in the fourth quarter of 2012.

Turnaround and Catalyst Replacement Capital Expenditures

Turnaround and catalyst replacement capital expenditures represent the costs of required annual and major maintenance projects on the refinery processing units. We incur two types of turnaround catalyst replacement expenses: (i) expenses relating to our annual reformer regeneration and catalyst replacement activities and (ii) expenses relating to major turnarounds, which occur every five years. Our annual turnaround expenses relating to reformer regeneration activities are capitalized and included in our capital expenditures in the tables above.

Forecasted turnaround and catalyst replacement capital expenditures relating to our annual reformer regeneration and catalyst replacement activities for the twelve months ending September 30, 2013 are $8.8 million. Capital expenditures relating to annual reformer regeneration and catalyst replacement activities for the year ended December 31, 2011 and the twelve months ended September 30, 2012 were $7.1 million and $8.3 million, respectively.

Major Turnaround Reserve

In advance of scheduled major turnarounds at our refinery, the board of directors of our general partner intends to elect to reserve amounts to fund actual capital expenditures associated with such turnarounds. Such a decision by the board of directors may have an adverse impact on our cash available for distribution in the quarter(s) in which the reserves are withheld and a corresponding mitigating impact on the future quarter(s) in which the reserves are utilized. We currently estimate total major turnaround expense at the Big Spring refinery of approximately $23.0 million in the aggregate over a five-year turnaround cycle. We expect to perform our next major turnaround during the first quarter of 2014.

We estimate reserving approximately $4.6 million of cash available for distribution per year, or approximately $1.2 million per quarter, for capital expenditures relating to the major turnarounds of our refinery that occur every five years.

Special Turnaround Reserve

In order to fund our capital expenditures relating to the major turnaround in the first quarter of 2014, we estimate reserving an additional $3.5 million per quarter for five quarters beginning with the fourth quarter of 2012. Accordingly, our forecasted special turnaround reserve for the twelve months ending September 30, 2013 is $13.8 million and the total forecasted turnaround reserve for the twelve months ending September 30, 2013 is $18.4 million. This assumption is subject to change as we complete our turnaround planning. We intend to use cash reserves or borrowings under our amended and restated revolving credit facility to fund other turnaround and catalyst replacement expenses.

Regulatory, Industry and Economic Factors

Our forecast for the twelve months ending September 30, 2013, is based on the following assumptions related to regulatory, industry and economic factors:

•	No material nonperformance or credit-related defaults by suppliers, customer or vendors;

•	No new regulation or interpretation of existing regulations that, in either case, would be materially adverse to our business;

•

No material accidents, weather-related incidents, floods, unplanned turnarounds or other downtime or similar unanticipated events that would reduce our capacity utilization below what we are currently forecasting;

•	No material adverse change in the market in which we operate resulting from reduced demand for gasoline, diesel/jet fuel, asphalt or our other products;

•	No material decreases in the prices we receive for our products; and

•	No material changes to market or overall economic conditions.

Actual conditions may differ materially from those anticipated in this section as a result of a number of factors, including, but not limited to, those set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Compliance with Debt Covenants

Our ability to make distributions could be affected if we do not remain in compliance with the covenants in our new term loan facility and our amended and restated revolving credit facility. We have assumed we will remain in compliance with such covenants. The new term loan facility is expected to contain restrictive covenants, such as restrictions on liens, mergers, consolidations, sales of assets, additional indebtedness, different businesses, certain lease obligations, and certain restricted payments. The amended and restated revolving credit facility contains certain restrictive covenants that limit our ability to incur certain additional debt, pay cash distributions, grant liens, make certain investments, enter into certain mergers or consolidations, sell assets and engage in certain other transactions. Additionally, the amended and restated revolving credit facility requires us to maintain certain financial ratios, including requiring our Funded Debt to Adjusted EBITDA ratio, as such terms are defined therein.

Sensitivity Analysis

Our cash available for distribution is significantly impacted by volatility in prevailing crack spreads, crude oil prices and throughput at our refinery. In the paragraphs below, we discuss the impact of changes in these variables, while holding all other variables constant, on our ability to generate our estimated available cash for the twelve months ending September 30, 2013.

Crack Spread Volatility

Crack spreads measure the difference between the price received from the sale of motor fuels and the price paid for crude oil. Holding all other variables constant, we expect that a $1.00 change in the Gulf Coast (WTI) 3-2-1 crack spread per barrel would change our forecasted available cash by $20.7 million for the twelve months ending September 30, 2013.

Crude Oil Price Volatility

We are exposed to significant fluctuations in the price of crude oil. Holding all other variables constant, we expect a $1.00 increase (decrease) in our realized crude price differential to Cushing WTI would increase (decrease) our forecasted available cash by $24.3 million for the twelve months ending September 30, 2013.

Refinery Throughput

Holding all other variables constant, we expect a 1,000 bpd change in our total refinery throughput would change our forecasted available cash by $7.3 million for the twelve months ending September 30, 2013.

HOW WE MAKE CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Within 60 days after the end of each quarter, beginning with the quarter ending December 31, 2012, we expect to make distributions, as determined by the board of directors of our general partner, to unitholders of record on the applicable record date.

Common Units Eligible for Distributions

Upon closing of this offering, we will have 62,500,000 common units outstanding. Each common unit will be allocated a portion of our income, gain, loss deduction and credit on a pro forma basis and each common unit will be entitled to receive distributions (including upon liquidation) in the same manner as each other unit.

Method of Distributions

We will distribute available cash to our unitholders, pro rata; provided, however, that our partnership agreement allows us to issue an unlimited number of additional equity interests of equal or senior rank. Our partnership agreement permits us to borrow to make distributions, but we are not required and do not intend to borrow to pay quarterly distributions. Accordingly, there is no guarantee that we will pay any distribution on the units in any quarter.

We do not have a legal obligation to pay distributions, and the amount of distributions paid under our policy and the decision to make any distribution is determined by the board of directors of our general partner. Moreover, we may be restricted from paying distributions of available cash by the instruments governing our indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

General Partner Interest

Upon the closing of this offering, our general partner will own a non-economic general partner interest and therefore will not be entitled to receive cash distributions. However, it may acquire common units and other equity interests in the future and will be entitled to receive pro rata distributions therefrom.

SELECTED HISTORICAL COMBINED AND PRO FORMA COMBINED FINANCIAL DATA

The selected historical combined financial information presented below as of September 30, 2012 and December 31, 2010 and 2011 and for the nine months ended September 30, 2012 and 2011 and the years ended December 31, 2009, 2010 and 2011 have been derived from the audited and unaudited financial statements included elsewhere in this prospectus. The selected historical combined financial information as of December 31, 2009 have been derived from audited financial statements that are not included in this prospectus. The selected historical combined financial information for the years ended December 31, 2007 and 2008 and as of December 31, 2007 and 2008 have been derived from our unaudited combined financial statements and as of September 30, 2011 have been derived from our unaudited combined financial statements that are not included in this prospectus. These combined financial statements relate to the operating subsidiaries of Alon Energy that will be transferred to Alon USA Partners, LP Predecessor upon the closing of this offering, which we refer to as “Alon USA Partners, LP.”

Our combined financial statements included elsewhere in this prospectus include certain costs of Alon Energy that were incurred on our behalf. These costs, which are reflected in selling, general and administrative expenses and direct operating expenses include an allocation of costs and certain other amounts in order to account for a reasonable share of Alon Energy’s total expenses, so that the accompanying combined financial statements reflect substantially all of our costs of doing business. The amounts charged or allocated to us were determined by Alon Energy and are not necessarily indicative of the costs that we would have incurred had we operated as a stand-alone company for all periods presented.

This data should be read in conjunction with, and is qualified in its entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements of Alon USA Partners, LP Predecessor and related notes included elsewhere in this prospectus.

Our results of operations for 2009 and 2010 were affected by decreased utilization of the refinery as a result of a February 2008 fire and other scheduled and unscheduled downtime during 2009 and 2010. For more information on the downtime of the Big Spring refinery in 2008, 2009 and 2010, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability of Our Historical Results—Decreased Utilization of Refinery due to February 2008 Fire and Other Downtime.”

The pro forma financial and other information presented below was derived from the unaudited pro forma combined financial statements of Alon USA Partners, LP included elsewhere in this prospectus. Our unaudited pro forma combined financial information gives pro forma effect to the IPO Transactions discussed under “Prospectus Summary—The IPO Transactions.”

	Alon USA Partners, LP Predecessor Historical Combined							Alon USA Partners, LP Pro Forma Combined
	Year Ended December 31,					Nine Months Ended September 30,		Year Ended December 31, 2011	Nine Months Ended September 30, 2012
	2007	2008(2)	2009	2010	2011	2011	2012
	(unaudited)					(unaudited)		(unaudited)
	(in thousands)
Statements of Operations Data(1):

Net sales	$2,426,138	$2,202,403	$1,498,176	$1,639,935	$3,207,969	$2,351,481	$2,651,191	$3,207,969	$2,651,191
Total operating costs and expenses	2,221,561	2,360,839	1,541,574	1,647,662	2,877,177	2,075,291	2,351,958	2,877,177	2,351,958

Gain on involuntary conversion of assets	—	279,680	—	—	—	—	—	—	—
Gain on disposition of assets	—	3,352	2,105	—	—	10	—	—	—

Operating income (loss)	204,577	124,596	(41,293)	(7,727)	330,792	276,200	299,233	330,792	299,233
Interest expense	(19,263)	(26,697)	(25,238)	(30,381)	(33,786)	(25,105)	(28,060)	(41,802)	(33,883)
Other income (loss), net	4,432	667	183	(269)	18	—	11	18	11

Income (loss) before state income tax expense	189,746	98,566	(66,348)	(38,377)	297,024	251,095	271,184	289,008	265,361
State income tax expense	1,599	—	—	136	2,597	2,153	2,518	2,597	2,518

Net income (loss)	$188,147	$98,566	$(66,348)	$(38,513)	$294,427	$248,942	$268,666	$286,411	$262,843

Statements of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$208,447	$(159,084)	$(29,108)	$60,139	$258,575	$165,587	$363,616
Investing activities	(20,014)	(64,571)	(19,634)	(25,562)	(19,545)	(17,996)	(25,455)
Financing activities	(153,589)	186,107	47,812	(15,338)	(123,437)	(23,197)	(444,692)
Capital expenditures	(10,173)	(374,966)	(46,688)	(15,411)	(12,460)	(11,090)	(17,328)
Capital expenditures for turnarounds and catalyst replacement	(9,841)	(1,615)	(9,176)	(10,151)	(7,085)	(6,916)	(8,127)
Depreciation and amortization	20,752	19,115	36,651	39,570	40,448	30,206	34,963		$34,963
Balance Sheet Data:
Cash and cash equivalents	$39,591	$2,043	$1,113	$20,352	$135,945	$144,746	$29,414		$29,414
Property, plant and equipment, net	123,355	512,744	531,307	512,169	493,970	499,882	485,115		485,115
Total assets	414,057	677,582	659,134	675,039	810,480	849,483	739,520		751,270
Total debt	265,325	400,392	387,459	438,526	533,592	526,326	430,582		334,000
Partners’ equity	(63,445)	83,561	96,315	9,664	102,689	160,444	45,235		153,567

(1)	Net loss per unit information is not presented as such information is not required by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) topic 260, Earnings per share.

(2)	On February 18, 2008, a fire at our Big Spring refinery destroyed the propylene recovery unit and damaged equipment in the alkylation and gas concentration units. For the year ended December 31, 2008, we recorded pre-tax costs of $56.9 million associated with the fire. These costs included: $51.1 million for expenses incurred from pipeline commitment deficiencies, crude sale losses and other incremental costs; $5.0 million for our third party liability insurance deductible; and $0.8 million of depreciation for the temporarily idled facilities.

As a result of the fire in 2008, Alon Energy received $330.0 million of insurance proceeds and $55.0 million for business interruption recovery. With the $330.0 million of insurance proceeds received, we recognized an involuntary gain on conversion of assets of $279.7 million, which reflects (i) the proceeds received in excess of the $25.3 million book value of the assets impaired and (ii) demolition and repair expenses of $25.0 million incurred through December 31, 2008. Pre-tax income of $55.0 million was also recorded in 2008 for business interruption recovery. For more information on the downtime of the Big Spring refinery in 2008, 2009 and 2010, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability of Our Historical Results—Decreased Utilization of Refinery due to February 2008 Fire and Other Downtime.”

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition, results of operations and cash flows in conjunction with our combined financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Among other things, those combined financial statements include more detailed information regarding the basis of presentation for the following information. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those set forth under “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus.

The following discussion assumes that our business was operated as a separate entity prior to its inception. The historical combined financial statements of Alon USA Partners, LP Predecessor, whose results are discussed below, have been carved out of the consolidated financial statements of our sponsor, which operated the Big Spring refinery during the periods presented. Our sponsor’s facilities and other assets, liabilities, net sales and expenses that do not relate to the Big Spring refinery acquired or to be acquired by us are not included in our combined financial statements. Our financial position, results of operations and cash flows reflected in our combined financial statements include all expenses allocable to our business, but may not be indicative of those that would have been achieved had we operated as a separate public entity for all periods presented or of future results. The following financial information has been derived from the historical combined financial statements and accounting records of Alon USA Partners, LP Predecessor and reflects significant assumptions and allocations. All significant intercompany accounts and transactions have been eliminated in the combined financial statements of Alon USA Partners, LP Predecessor.

Overview

We are a Delaware limited partnership formed in August 2012 by Alon USA Energy, Inc. (NYSE: ALJ) (“Alon Energy”) to own, operate and grow our strategically located refining and petroleum products marketing business. Our integrated downstream business operates primarily in the South Central and Southwestern regions of the United States. We own and operate a crude oil refinery in Big Spring, Texas with total throughput capacity of approximately 70,000 barrels per day (“bpd”), which we refer to as our Big Spring refinery. We refine crude oil into finished products, which we market primarily in West Texas, Central Texas, Oklahoma, New Mexico and Arizona through our wholesale distribution network to both Alon Energy’s retail convenience stores and other third-party distributors.

Our Big Spring refinery has a Nelson complexity rating of 10.2. Our refinery’s complexity allows us the flexibility to process a variety of crudes into higher-value refined products. For the year ended December 31, 2011 and the nine months ended September 30, 2012, sour crude, such as West Texas Sour (“WTS”), represented approximately 80.4% and 78.6% of our throughput, respectively, and sweet crude, such as West Texas Intermediate (“WTI”), represented approximately 15.8% and 18.8% of our throughput, respectively. For the year ended December 31, 2011 and the nine months ended September 30, 2012, we produced approximately 49.1% and 49.6% gasoline, 32.3% and 32.8% diesel/jet fuel, 7.1% and 6.3% asphalt, 6.0% and 5.9% petrochemicals and 5.5% and 5.4% other refined products, in each case, respectively. Major processing units at our Big Spring refinery include fluid catalytic cracking, naphtha reforming, vacuum distillation, hydrotreating and alkylation units. During the year ended December 31, 2011 and the nine months ended September 30, 2012, our Big Spring refinery had a utilization rate of 90.8% and 97.3%, respectively.

We sell refined products from our Big Spring refinery in both the wholesale rack and bulk markets. We focus our marketing of transportation fuels produced at our Big Spring refinery on portions of Texas, Oklahoma, New Mexico and Arizona through our physically integrated refining and distribution system. We distribute fuel products through a product pipeline and terminal network of seven pipelines totaling approximately 840 miles and five terminals that we own or access through leases or long-term throughput agreements.

Outlook

Refining is primarily a margin-based business in which both the feedstock (primarily crude oil) and the refined products are commodities with fluctuating prices. In order to increase profitability, refineries focus on maximizing the yields of high-value finished products and minimizing the costs of feedstock and operating expenses. Supply and demand dynamics can vary by region, creating differentiated margin opportunities depending on a refinery’s location and refining capabilities. Our Big Spring refinery is located in the Gulf Coast region of the United States, which is included in the Petroleum Administration for Defense District III, or “PADD III.” Refineries like ours that operate in PADD III and utilize WTI and WTI-linked crudes often benchmark their performance against the Gulf Coast (WTI) 3-2-1 crack spread, which has significantly increased over the last few years due primarily to the differential between WTI and imported waterborne crude oils, such as Brent crude oil (“Brent”). As of August 2012, the U.S. Energy Information Administration (“EIA”) has forecasted that WTI will continue to trade at a significant discount to Brent through 2013. WTS has also historically traded at a discount to WTI due to the additional cost associated with eliminating sulfur content from sour crude in the refining process.

Moreover, the strategic location of our refinery near Midland, Texas provides us with a low relative transportation cost to source WTS and WTI crude oil versus purchasing such crude at Cushing, Oklahoma, further increasing the discount to Brent that we realize. Our ability to source a majority of our crude oil supply from Midland also allows us to benefit from favorable price differentials between Midland WTI and Cushing WTI. Recent increased production in the Permian Basin and continued oversupply at Cushing, together with a lack of transportation infrastructure at Cushing, is causing additional crude oil to enter the Midland market and drive the price of Midland WTI lower. Although we believe that current infrastructure plans will likely ease transportation constraints around Cushing in the longer term, we believe that producers transporting their crude oil through Cushing will likely incur additional transportation costs, and we believe our Big Spring refinery should still be able to access its crude oil supply at a discount to Cushing prices.

According to the EIA, total demand for refined products in PADD III has represented approximately 20.9% of total U.S. refined products demand from 2007 to 2011. Refinery capacity exceeds refined product demand with finished petroleum products consumed in the region totaling 3.5 million bpd. Despite this high level of refining capacity relative to the refined product demand, refiners who can access advantageous crude supplies, such as we do at our Big Spring refinery, are still able to achieve high margins.

Factors Affecting Comparability of Our Historical Results

Our historical results of operations for the periods presented may not be comparable with prior periods or to our results of operations in the future for the reasons discussed below.

Decreased Utilization of Refinery due to February 2008 Fire and Other Downtime. In February 2008, a fire at the Big Spring refinery destroyed the propylene recovery unit and damaged equipment in the alkylation and gas concentration units. The re-start of the crude unit in a hydroskimming mode began in April 2008, and the fluid catalytic cracking unit resumed operations in September 2008. However, repairs to the alkylation unit damaged in the fire were not substantially completed until the first quarter of 2010. Refinery throughput for 2009 also reflects the effects of downtime associated with a scheduled reformer regeneration in May 2009, an unscheduled reformer regeneration in November 2009 and a scheduled shutdown of the ultra-low sulfur gas unit for completion of our ultra-low sulfur gas project. In addition, in 2010, we implemented new operating procedures at the refinery, which reduced throughput rates. Accordingly, the Big Spring refinery did not resume operating at its full throughput capacity until the fourth quarter of 2010. As a result of these downtime periods, our results of operations presented below for 2009 and 2010 do not reflect full utilization of the Big Spring refinery, were not indicative of our operations in 2011 and will not be indicative of our expected results of operations for periods subsequent to the closing of this offering.

Loan Agreements and Interest Expense. We had approximately $200.0 million and $84.0 million of borrowings outstanding under our amended and restated revolving credit facility as of December 31, 2011 and September 30, 2012, respectively. We also had approximately $35.5 million and $84.0 million of letters of credit outstanding under our amended and restated revolving credit facility at such respective dates. Borrowings under the amended and restated revolving credit facility bear interest at the Eurodollar rate plus 3.50% per annum subject to an overall minimum interest rate of 4.00%. We also had $333.6 million and $346.6 million of intercompany debt payable to Alon Energy and certain of its subsidiaries at December 31, 2011 and September 30, 2012, respectively. This intercompany debt bears interest at a weighted average rate of approximately 8.0% and was based on prevailing market rates at the time of issue. In connection with this offering and the transactions described under “Prospectus Summary—The IPO Transactions,” we intend to repay approximately $146.8 million of principal and accrued interest relating to intercompany debt with the proceeds of this offering and will assume from Alon Energy a $250.0 million term loan facility, which will be fully drawn at the closing of this offering. We expect that the remaining balance of the intercompany debt will be eliminated prior to closing or in connection with the underwriters’ option to purchase additional common units and we do not expect to incur any significant additional intercompany debt following this offering.

Product Inventory Valuation. Because crude oil and refined products are essentially commodities, we have no control over the changing market value of our inventories. Therefore, the lower the target inventory we are able to maintain, the lesser the impact of commodity price volatility on our petroleum product inventory position. Our inventory of crude oil and refined products is valued at the lower of cost or market value under the last-in-first-out (“LIFO”) cost flow assumption. For periods in which the market price is volatile and the quantity of inventory on hand changes, we are subject to significant fluctuations in the recorded value of our inventory and related cost of products sold. If the market value of our inventory were to decline to an amount less than our LIFO cost, we would record a write-down of inventory and a non-cash charge to cost of sales. Our investment in inventory is affected by the general level of crude oil prices, and significant increases in crude oil prices could result in substantial working capital requirements to maintain inventory volumes. In February 2011, we entered into a supply and offtake agreement with J. Aron and Company (“J. Aron”) under which (i) J. Aron agreed to sell to us, and we agreed to buy from J. Aron, at market prices, crude oil for processing at the Big Spring refinery and (ii) we agreed to sell, and J. Aron agreed to buy, at market prices, certain refined products produced by the Big Spring refinery. We believe that this supply and offtake agreement significantly reduces our crude inventories and reduces the time we are exposed to market fluctuations before the finished product output is sold.

IPO Transactions. In connection with this offering, in addition to entering into the new term loan facility as described above, we will enter into the agreements and complete the reorganization transactions described in “Prospectus Summary—The IPO Transactions,” which we expect will affect the comparability of our results of operations in the following ways:

•

Our general and administrative expenses will increase due to the costs of operating as a publicly traded company, including costs associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees, director and officer insurance expenses and director compensation expenses. We estimate that these incremental general and administrative expenses, which also include increased personnel costs, will be approximately $1.5 million per year, excluding the costs associated with the initial implementation of our Sarbanes-Oxley Section 404 internal controls review and testing.

•

Historically, our operating expenses have included allocations of certain general and administrative costs from our sponsor for services provided to us by our sponsor. Upon completion of the offering, we will reimburse our general partner and its affiliates for all expenses they incur and payments they make on our behalf in accordance with the services agreement into which we will enter in connection with this offering. The services agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed, and the amount of such charges could vary from historical amounts.

Factors Affecting Our Results of Operations

We expect the following factors to continue to affect our results of operations for periods following the closing of this offering.

Feedstock and Refined Product Prices. Our earnings and cash flows from our petroleum operations are primarily affected by the relationship between refined product prices and the prices for crude oil and other feedstocks. Refining is primarily a margin-based business, and in order to increase profitability, it is important for the refinery to maximize the yields of high-value finished products and to minimize the costs of feedstock and operating expenses. The cost to acquire feedstocks and the price for which refined products are ultimately sold depend on factors beyond our control, including the supply of and demand for crude oil, as well as gasoline and other refined products which, in turn, depend on, among other factors, changes in domestic and foreign economies, weather conditions, domestic and foreign political affairs, production levels, the availability of imports, the marketing of competitive fuels and the extent of government regulation. The effect of changes in crude oil prices on our results of operations is influenced by the rate at which the prices of refined products adjust to reflect these changes.

Feedstock and refined product prices are also affected by other factors, such as product pipeline capacity, transportation infrastructure, local market conditions and the operating levels of competing refineries. Crude oil costs and the prices of refined products have historically been subject to wide fluctuations. An expansion or upgrade of our competitors’ facilities, price volatility, international political and economic developments and other factors beyond our control are likely to continue to play an important role in refining industry economics and affect demand for feedstocks and refined products. These factors can impact, among other things, the level of inventories in the market, resulting in price volatility and a reduction in product margins.

The refining industry typically experiences seasonal fluctuations in demand for refined products, such as increases in the demand for gasoline during the summer driving season and for home heating oil during the winter. In addition to current market conditions, there are long-term factors that may impact the demand for refined products. These factors include mandated renewable fuels standards, proposed climate change laws and regulations, and increased mileage standards for vehicles.

Refining Margins as Compared with Industry Benchmarks. In order to measure our operating performance, we compare our per barrel refinery operating margins to certain industry benchmarks. We compare our per barrel operating margin to the Gulf Coast (WTI) 3-2-1 crack spread. The Gulf Coast (WTI) 3-2-1 crack spread is determined using the market values of Gulf Coast conventional gasoline and ultra-low sulfur diesel and the market value of Cushing WTI. We calculate the per barrel operating margin by dividing the difference between net sales and cost of sales by throughput.

Our ability to purchase WTI and WTS crude oil feedstocks provides us a cost advantage compared to refineries located on the U.S. Gulf Coast that utilize more expensive waterborne crude oil feedstocks to produce the refined products they sell in our market area. Our refinery is capable of processing substantial volumes of sour crude oil, which has historically cost less than intermediate and sweet crude oils. We measure the cost advantage of refining sour crude oil at our refinery by calculating the difference between the value of WTI crude oil less the value of WTS. In addition to cost advantages resulting from our proximity to domestic crude oil sources and our refinery’s capability to process substantial volumes of WTS, we have been able to capitalize on the oversupply of West Texas crudes in Midland, the largest origination terminal for West Texas crude oil, resulting from increased production in the Permian Basin coupled with infrastructure constraints in Cushing, Oklahoma. Although West Texas crudes are typically transported to Cushing for sale, current logistical and infrastructure constraints at Cushing are limiting the ability of Permian Basin producers to transport their production to Cushing. The resulting oversupply of West Texas crudes at Midland has depressed Midland WTI crude prices and enabled us to access an increased portion of our West Texas crude supply directly from Midland at discounted prices to Cushing. Moreover, by sourcing West Texas crude oils at Midland, we are able to eliminate the cost of transporting crude supply to and from Cushing.

A widening of the Brent—WTI differential, the Cushing WTI—Midland WTS differential or the Cushing WTI—Midland WTI differential can favorably influence the operating margin for our refinery. Conversely, the narrowing of any of these differentials can reduce our operating margins.

Direct Operating Expenses. Our direct operating expense structure is also important to our profitability. Major direct operating expenses include energy, employee labor, maintenance, contract labor, and environmental compliance. Our predominant variable cost is energy, which is comprised primarily of electrical cost and natural gas. We are therefore sensitive to the movements of natural gas prices. Assuming the same rate of consumption of natural gas for the year ended December 31, 2011, a $1.00 change in natural gas prices would have increased or decreased our natural gas costs by approximately $4.5 million.

Scheduled and Unscheduled Downtime. Consistent, safe, and reliable operation at our refinery is key to our financial performance and results of operations. Unscheduled downtime at our refinery may result in lost margin opportunity, increased maintenance expense and a temporary increase in working capital investment and related inventory position. We seek to mitigate the financial impact of scheduled downtime, such as major turnaround maintenance, through a diligent planning process that takes into account the margin environment, the availability of resources to perform the needed maintenance, feedstock logistics and other factors, and we intend to maintain quarterly reserves for turnaround expenses. Our refinery generally requires a facility turnaround every four to five years. The length of the turnaround is contingent upon the scope of work to be completed. We expect to perform our next major turnaround during 2014. We estimate total major turnaround expense at the Big Spring refinery of approximately $23.0 million in the aggregate over a five year turnaround cycle.

Results of Operations

The period to period comparisons of our results of operations have been prepared using the historical periods included in our combined financial statements. This “Results of Operations” section compares the nine months ended September 30, 2012 with the nine months ended September 30, 2011 as well as compares the year ended December 31, 2011 with the year ended December 31, 2010 and the year ended December 31, 2010 with the year ended December 31, 2009.

We refer to our financial statement line items in the explanation of our period-to-period changes in results of operations. Below are general definitions of what those line items include and represent.

Net sales. Net sales consist principally of sales of refined petroleum products, and are mainly affected by refined product prices, changes to the product mix and volume changes caused by operations. Product mix refers to the percentage of production represented by higher value motor fuels, such as gasoline, rather than lower value finished products.

Cost of sales. Cost of sales primarily includes crude oil, blending materials, other raw materials and transportation cost.

Direct operating expenses. Direct operating expenses include costs associated with the actual operations of the refinery and terminals, such as energy and utility costs, routine maintenance, labor, insurance and environmental compliance costs. Environmental compliance costs, including monitoring and routine maintenance, are expensed as incurred. Substantially all of the operating costs associated with our crude oil and product pipelines are considered to be transportation costs and are reflected in cost of sales in the combined statements of operations.

Selling, general and administrative expenses. Selling, general and administrative expenses primarily include corporate overhead costs and marketing expenses.

Depreciation and amortization. Depreciation and amortization represents an allocation to expense within the combined statements of operations of the carrying value of capital and intangible assets. The value is allocated based on the straight-line method over the estimated useful life of the related asset. Depreciation and amortization also includes deferred turnaround and catalyst replacement costs. Turnaround and catalyst replacement costs are currently deferred and amortized on a straight-line basis beginning the month after the completion of the turnaround and ending immediately prior to the next scheduled turnaround.

Operating income (loss). Operating income (loss) represents our net sales less our total operating costs and expenses.

Interest expense. Interest expense includes interest expense, letters of credit, financing costs associated with crude oil purchases, fees, and amortization of deferred debt issuance costs but excludes capitalized interest.

Industry-wide petroleum results are driven and measured by the relationship, or margin, between refined products and the prices for crude oil referred to as crack spreads. See “—Factors Affecting Our Results of Operations.” We discuss our results of refinery operations in the context of per barrel consumed crack spreads and the relationship between net sales and cost of product sold.

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
				(unaudited)
	(Dollars in thousands, other than per barrel and average pricing statistics)
Statement of Operations Data:
Net sales(1)	$1,498,176	$1,639,935	$3,207,969	$2,351,481	$2,651,191
Operating costs and expenses:
Cost of sales	1,398,365	1,503,301	2,722,918	1,959,728	2,225,702
Direct operating expenses	89,994	90,359	98,178	73,144	73,223
Selling, general and administrative expenses	16,564	14,432	15,633	12,213	18,070
Depreciation and amortization	36,651	39,570	40,448	30,206	34,963

Total operating costs and expenses	1,541,574	1,647,662	2,877,177	2,075,291	2,351,958

Gain on disposition of assets	2,105	—	—	10	—

Operating income (loss)	(41,293)	(7,727)	330,792	276,200	299,233
Interest expense	(8,171)	(13,314)	(16,719)	(12,305)	(15,070)
Interest expense—related parties	(17,067)	(17,067)	(17,067)	(12,800)	(12,990)
Other income (loss), net	183	(269)	18	—	11

Income (loss) before state income tax expense	(66,348)	(38,377)	297,024	251,095	271,184
State income tax expense	—	136	2,597	2,153	2,518

Net income (loss)	$(66,348)	$(38,513)	$294,427	$248,942	$268,666

Operating Data:
Refinery Throughput (bpd):
WTS crude	48,340	39,349	51,202	48,882	53,297
WTI crude	9,238	7,288	10,023	9,845	12,790
Blendstocks	2,292	2,391	2,389	2,162	1,797

Total refinery throughput(2)	59,870	49,028	63,614	60,889	67,884

Refinery Production (bpd):
Gasoline	26,826	24,625	31,105	28,969	33,653
Diesel/jet	19,136	15,869	20,544	19,704	22,234
Asphalt	5,289	2,827	4,539	4,505	4,241
Petrochemicals	2,928	2,939	3,837	3,664	4,005
Other	5,327	2,341	3,488	3,837	3,627

Total refinery production(3)	59,506	48,601	63,513	60,679	67,760

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
				(Unaudited)
	(Dollars in thousands, other than per barrel and average pricing statistics)
Key Operating Statistics:
Refinery utilization(4)	82.3%	68.2%	90.8%	88.3%	97.3%
Per barrel of throughput:
Refinery operating margin(5)	$4.57	$7.64	$20.89	$23.57	$22.88
Refinery direct operating expense(6)	$4.12	$5.05	$4.23	$4.40	$3.92
Capital expenditures	$(46,688)	$(15,411)	$(12,460)	$(11,090)	$(17,328)
Capital expenditures for turnaround and catalyst replacement	$(9,176)	$(10,151)	$(7,085)	$(6,916)	$(8,127)
Average Pricing Statistics:
WTI crude oil (per barrel)	$61.82	$79.41	$95.07	$95.42	$96.17
WTS crude oil (per barrel)	$60.30	$77.26	$93.01	$92.95	$92.08
Crack spreads (per barrel):
Gulf Coast (WTI) 3-2-1	$7.24	$8.22	$23.37	$24.53	$27.54
Crude oil differentials (per barrel):
Cushing WTI less Midland WTS	$1.52	$2.15	$2.14	$2.47	$4.13
Product price (dollars per gallon):
Gulf Coast unleaded gasoline	$1.64	$2.05	$2.75	$2.80	$2.89
Gulf Coast ultra-low sulfur diesel	$1.66	$2.16	$2.97	$2.97	$3.06
Natural gas (per MMBtu)	$4.16	$4.38	$4.03	$4.21	$2.58

(1)	Includes sales to related parties of $416,492 and $450,416 for the nine months ended September 30, 2011 and 2012, respectively, and $277,014, $361,740 and $553,253 for the years ended December 31, 2009, 2010 and 2011, respectively.
(2)	Total refinery throughput represents the total barrels per day of crude oil and blendstock inputs in the refinery production process.
(3)	Total refinery production represents the barrels per day of various refined products produced from processing crude and other refinery feedstocks through the crude units and other conversion units.
(4)	Refinery utilization represents average daily crude oil throughput divided by crude oil capacity (which represents the stated refining capacity of our refinery), excluding planned periods of downtime for maintenance and turnarounds.
(5)	Refinery operating margin is a per barrel measurement calculated by dividing the margin between net sales and cost of sales by the refinery’s throughput volumes. Industry-wide refining results are driven and measured by the margins between refined product prices and the prices for crude oil, which are referred to as crack spreads. We compare our refinery operating margin to these crack spreads to assess our operating performance relative to other participants in our industry.
(6)	Refinery direct operating expense is a per barrel measurement calculated by dividing direct operating expenses by total throughput volumes.

Nine Months Ended September 30, 2012 Compared to Nine Months Ended September 30, 2011

Net sales. Net sales for the nine months ended September 30, 2012 were $2,651.2 million, compared to $2,351.5 million for the nine months ended September 30, 2011, an increase of $299.7 million or 12.7%. Of this increase, $247.7 million was attributable to higher volumes, primarily higher refinery throughput and $52.0 million was attributable to higher refined product prices from the prior year period. Refinery throughput for the nine months ended September 30, 2012 was 67,884 barrels per day (“bpd”) compared to 60,889 bpd for the nine months ended September 30, 2011, an increase of 11.5%. The average per gallon price of Gulf Coast gasoline for the nine months ended September 30, 2012 increased $0.09, or 3.2%, to $2.89 from $2.80 for the nine months ended September 30, 2011. The average per gallon price of Gulf Coast ultra-low sulfur diesel for the nine months ended September 30, 2012, increased $0.09 or 3.0%, to $3.06 from $2.97 for the nine months ended September 30, 2011.

Cost of Sales. Cost of sales for the nine months ended September 30, 2012 was $2,225.7 million, compared to $1,959.7 million for the nine months ended September 30, 2011, an increase of $266.0 million or 13.6%. Of this increase, $252.0 million was due to higher volumes, primarily higher refinery throughput. Additionally, cost of sales includes $14.0 million of realized losses on commodity swaps for the nine months ended September 30, 2012.

Direct Operating Expenses. Direct operating expenses for the nine months ended September 30, 2012, were $73.2 million compared to $73.1 million for the nine months ended September 30, 2011, an increase of $0.1 million or 0.1%. The increase is primarily due to increased refinery throughput, partially offset by lower natural gas costs. Refinery direct operating expense per barrel decreased to $3.92 from $4.40 between the two periods reflecting higher throughput.

Selling, General and Administrative Expenses. SG&A expenses for the nine months ended September 30, 2012 were $18.1 million, compared to $12.2 million for the nine months ended September 30, 2011, an increase of $5.9 million or 48.4%. This is primarily due to higher employee related costs.

Depreciation and Amortization. Depreciation and amortization for the nine months ended September 30, 2012 was $35.0 million, compared to $30.2 million for the nine months ended September 30, 2011, an increase of $4.8 million or 15.9%. This increase is due to higher turnaround and catalyst amortization expenses.

Operating Income. Operating income for the nine months ended September 30, 2012, was $299.2 million, compared to $276.2 million for the nine months ended September 30, 2011, an increase of $23.0 million or 8.3%. The increase was primarily due to higher refinery throughput, partially offset by higher selling, general and administrative expenses and depreciation and amortization and slightly lower refinery operating margins. Refinery operating margin at the Big Spring refinery was $22.88 per barrel for the nine months ended September 30, 2012, which includes a negative $0.75 per barrel impact related to realized losses on commodity swaps of $14.0 million, compared to $23.57 per barrel for the nine months ended September 30, 2011. The average Gulf Coast 3/2/1 crack spread increased 12.3% to $27.54 per barrel for the nine months ended September 30, 2012, compared to $24.53 per barrel for the nine months ended September 30, 2011.

Interest Expense. Interest expense for the nine months ended September 30, 2012 was $15.1 million, compared to $12.3 million for the nine months ended September 30, 2011, an increase of $2.8 million, as a result of higher utilization of our amended and restated revolving credit facility due to higher refinery throughput.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net sales. Net sales for the year ended December 31, 2011 were $3,208.0 million compared to $1,639.9 million for the year ended December 31, 2010, an increase of $1,568.1 million or 95.6%. Of this increase, $938.1 million was due to higher volumes, primarily higher refinery throughput and $630.0 million was due to higher refined product prices in 2011 as compared to 2010. Refinery throughput for the year ended December 31, 2011 was 63,614 bpd compared to 49,028 bpd for the year ended December 31, 2010, an increase of 29.8%. The average per gallon price of Gulf Coast gasoline for the year ended December 31, 2011 increased $0.70, or 34.1%, to $2.75 from $2.05 for the year ended December 31, 2010. The average per gallon price of Gulf Coast ultra-low sulfur diesel for the year ended December 31, 2011 increased $0.81, or 37.5%, to $2.97 from $2.16 for the year ended December 31, 2010. Refinery throughput was lower for the year ended December 31, 2010 as a result of the factors discussed above under “—Factors Affecting Comparability of Our Historical Results—Decreased Utilization of Refinery due to February 2008 Fire and Other Downtime.”

Cost of sales. Cost of sales for the year ended December 31, 2011 were $2,722.9 million compared to $1,503.3 million for the year ended December 31, 2010, an increase of $1,219.6 million or 81.1%. Of this increase, $355.0 million was due to an increase in the cost of crude oil and $864.6 million was due to higher volumes, primarily higher refinery throughput in 2011 as compared to 2010. The average price of WTI increased 19.7% from $79.41 per barrel for the year ended December 31, 2010 to $95.07 per barrel for the year ended December 31, 2011. Refinery throughput was lower for the year ended December 31, 2010 as a result of the factors discussed above under “—Factors Affecting Comparability of Our Historical Results—Decreased Utilization of Refinery due to February 2008 Fire and Other Downtime.”

Direct operating expenses. Direct operating expenses for the year ended December 31, 2011 were $98.2 million compared to $90.4 million for the year ended December 31, 2010, an increase of $7.8 million or 8.6%. The increase was primarily due to the increase in operating expenses of $10.3 million resulting primarily from higher refinery throughput in the year ended December 31, 2011 compared to the year ended December 31, 2010, partially offset by a decrease of $2.5 million in natural gas costs. Refinery direct operating expenses per barrel decreased to $4.23 from $5.05 between the two periods reflecting higher throughput.

Selling, general and administrative expenses. SG&A expenses for the year ended December 31, 2011 were $15.6 million compared to $14.4 million for the year ended December 31, 2010, an increase of $1.2 million or 8.3%. This increase was primarily due to higher employee related costs.

Depreciation and amortization. Depreciation and amortization for the year ended December 31, 2011 were $40.4 million compared to $39.6 million for the year ended December 31, 2010, an increase of $0.8 million or 2%.

Operating income (loss). Operating income (loss) for the year ended December 31, 2011 was $330.8 million compared to $(7.7) million for the year ended December 31, 2010, an increase of $338.5 million. The increase was primarily due to higher refinery margins and higher refinery throughput. Refinery operating margin at the Big Spring refinery was $20.89 per barrel for the year ended December 31, 2011, compared to $7.64 per barrel for the year ended December 31, 2010. The average Gulf Coast (WTI) 3-2-1 crack spread increased 184.3% to $23.37 per barrel for the year ended December 31, 2011, from $8.22 per barrel for the year ended December 31, 2010.

Interest expense. Interest expense for the year ended December 31, 2011 was $16.7 million compared to $13.3 million for the year ended December 31, 2010, an increase of $3.4 million, as a result of higher utilization of our amended and restated revolving credit facility due to higher refinery throughput.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net sales. Net sales for the year ended December 31, 2010 were $1,639.9 million compared to $1,498.2 million for the year ended December 31, 2009, an increase of $141.7 million or 9.5%. Of this increase, $409.8 million was due to higher refined product prices which was partially offset by $268.1 million of lower volumes, primarily due to lower refinery throughput. The average per gallon price of Gulf Coast gasoline for year ended December 31, 2010 increased $0.41, or 25.0%, to $2.05 from $1.64 for the year ended December 31, 2009. The average per gallon price of Gulf Coast ultra-low sulfur diesel for the year ended December 31, 2010, increased $0.50 or 30.12%, to $2.16 from $1.66 for the year ended December 31, 2009. Refinery throughput for the year ended December 31, 2010 was 49,028 bpd compared to 59,870 bpd for the year ended December 31, 2009, a decrease of 18.1%. Refinery throughput was lower for the year ended December 31, 2010 as a result of the efforts to implement new operating procedures.

Cost of sales. Cost of sales for the year ended December 31, 2010 were $1,503.3 million compared to $1,398.4 million for the year ended December 31, 2009, an increase of $104.9 million or 7.5%. Of this increase, $345.6 million was due to an increase in the cost of crude oil used by the refinery which was partially offset by $240.7 million of lower volumes, primarily due to lower refinery throughput. The average price of WTI increased 28.5% from $61.82 per barrel for the year ended December 31, 2009 to $79.41 per barrel for the year ended December 31, 2010. Refinery throughput was lower for the year ended December 31, 2010 as a result of the factors discussed above under “—Factors Affecting Comparability of Our Historical Results—Decreased Utilization of Refinery due to February 2008 Fire and Other Downtime.”

Direct operating expenses. Direct operating expenses for the year ended December 31, 2010 were $90.4 million compared to $90.0 million for the year ended December 31, 2009, an increase of $0.4 million or 0.4%. Due to lower refinery throughput in the year ended December 31, 2010, our refinery direct operating expenses per barrel increased to $5.05 in the year ended December 31, 2010 from $4.12 in the year ended December 31, 2009. Despite lower throughput in 2010 as compared to 2009, direct operating expenses increased due in part to higher natural gas costs.

Selling, general and administrative expenses. SG&A expenses for the year ended December 31, 2010 were $14.4 million compared to $16.6 million for the year ended December 31, 2009, a decrease of $2.2 million or 13.3%. This decrease was primarily due to $1.3 million of bad debt expense recorded in the year ended December 31, 2009.

Depreciation and amortization. Depreciation and amortization for the year ended December 31, 2010 were $39.6 million compared to $36.7 million for the year ended December 31, 2009, an increase of $2.9 million, or 7.9%, due primarily to increased capital expenditures after the commissioning of an additional unit and reformer regeneration in 2009.

Operating loss. Operating loss for the year ended December 31, 2010 was $7.7 million compared to $41.3 million for the year ended December 31, 2009, a decrease of $33.6 million or 81.4%. The decrease was primarily due to higher refinery margins and lower SG&A costs. Refinery operating margin at the Big Spring refinery was $7.64 per barrel for the year ended December 31, 2010, compared to $4.57 per barrel for the year ended December 31, 2009. The average Gulf Coast (WTI) 3-2-1 crack spread increased 13.5% to $8.22 per barrel for the year ended December 31, 2010, from $7.24 per barrel for the year ended December 31, 2009.

Interest expense. Interest expense for the year ended December 31, 2010 was $13.3 million compared to $8.2 million for the year ended December 31, 2009, an increase of $5.1 million due to higher utilization of our credit facilities to fund working capital needs.

Liquidity and Capital Resources

Our primary sources of liquidity are cash on hand, cash generated from our operating activities, borrowings under our amended and restated revolving credit facility, our inventory supply and offtake arrangement with J. Aron and third-party credit extensions. Our primary needs for cash are working capital purposes, distributions, debt service, capital expenditures, turnaround and catalyst replacement expenses, and other general partnership purposes. Our ability to generate sufficient cash flows from operating activities will continue to be primarily dependent on our ability to produce and sell our refined products at margins sufficient to cover our fixed and variable expenses.

In February 2011, we entered into a supply and offtake agreement with J. Aron under which (i) J. Aron agreed to sell to us, and we agreed to buy from J. Aron, at market prices, crude oil for processing at the Big Spring refinery and (ii) we agreed to sell, and J. Aron agreed to buy, at market prices, certain refined products produced by the Big Spring refinery. We amended the J. Aron agreement in July 2012 to, among other things, extend the term of the agreement. The amended supply and offtake agreement has an initial term that expires in May 2018, but may be terminated by J. Aron as early as May 2015. Following expiration or termination of the supply and offtake agreement, we are obligated to purchase the crude oil and refined product inventories then owned by J. Aron and located at the Big Spring refinery. Our agreement with J. Aron substantially reduces our need to issue letters of credit to support crude oil purchases. In addition, the structure of this arrangement allows us to acquire crude oil without the constraints of a maximum facility size during periods of high crude oil prices.

We believe that these sources of funds and other sources of capital available to us will be sufficient to satisfy the anticipated cash requirements associated with our existing operations for at least the next twelve months. However, future capital expenditures and other cash requirements could be higher than we currently expect as a result of various factors. As a result, we may need to rely on external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our growth. Additionally, our ability to generate sufficient cash from our operating activities depends on our future performance, which is subject to general economic, political, financial, competitive, and other factors beyond our control. To the extent we are unable to access external financing sources or generate sufficient cash flows from operations to satisfy our anticipated cash requirements, our distribution policy could significantly impair our ability to grow and our results of operations or liquidity could be adversely affected. Please read “—Capital Spending” for a further discussion of our expected capital expenditures in 2012 and 2013.

Cash Flows

The following table summarizes our net cash provided by or used in our operating activities, investing activities and financing activities for the years ended 2009, 2010 and 2011 and the nine months ended September 30, 2011 and 2012 (dollars in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
				(unaudited)
Net cash provided by (used in):
Operating activities	$(29,108)	$60,139	$258,575	$165,587	$363,616
Investing activities	(19,634)	(25,562)	(19,545)	(17,996)	(25,455)
Financing activities	47,812	(15,338)	(123,437)	(23,197)	(444,692)

Net increase (decrease) in cash and cash equivalents	$(930)	$19,239	$115,593	$124,394	$(106,531)

Cash Flows Provided By (Used In) Operating Activities

Net cash provided by operating activities was $363.6 million for the nine months ended September 30, 2012 compared to $165.6 million for the nine months ended September 30, 2011. The increase in net cash provided by operating activities of $198.0 million is primarily a result of higher net income for the nine months ended September 30, 2012 of $19.7 million and a reduction in working capital requirements of $178.1 million.

Net cash provided by operating activities was $258.6 million for the year ended December 31, 2011 compared to $60.1 million for the year ended December 31, 2010. The increase of $198.5 million in net cash provided by operating activities was due to higher net income (loss) of $332.9 million for the year ended December 31, 2011 as compared to the year ended December 31, 2010, partially offset by an increase in cash used for working capital of $121.7 million.

Net cash provided by operating activities was $60.1 million for the year ended December 31, 2010 compared to $29.1 million used in operating activities for the year ended December 31, 2009. The increase in net cash provided by operating activities of $89.2 million was due primarily to higher cash provided by working capital of $50.6 million.

Cash Flows Used In Investing Activities

Net cash used in investing activities was $25.5 million for the nine months ended September 30, 2012 compared to $18.0 million for the nine months ended September 30, 2011. The increase of $7.5 million in net cash used in investing activities is due to higher capital expenditures for the nine months ended September 30, 2012 as compared to the nine months ended September 30, 2011.

Net cash used in investing activities was $19.5 million for the year ended December 31, 2011 compared to $25.6 million for the year ended December 31, 2010. The decrease of $6.1 million in net cash used in investing activities was due to lower capital expenditures and capital expenditures for turnarounds and catalyst replacement for the year ended December 31, 2011 as compared to the year ended December 31, 2010.

Net cash used in investing activities was $25.6 million for the year ended December 31, 2010 compared to $19.6 million for the year ended December 31, 2009. The difference is primarily attributable to proceeds of $34.1 million received in 2009 from insurance to rebuild the refinery, partially offset by a reduction in cash used for capital expenditures and capital expenditures for turnarounds and catalyst replacement of $30.3 million in the year ended December 31, 2010 as compared to the year ended December 31, 2009.

Cash Flows Used In Financing Activities

Net cash used in financing activities was $444.7 million for the nine months ended September 30, 2012 compared to $23.2 million for the nine months ended September 30, 2011. The increase of $421.5 million in net cash used in financing activities is primarily due to higher net cash repayments of $191.0 million on our revolving credit facility and higher net cash payments of $228.0 million to partners in the nine months ended September 30, 2012 as compared to the nine months ended September 30, 2011.

Net cash used in financing activities was $123.4 million for the year ended December 31, 2011 compared to $15.3 million provided by financing activities for the year ended December 31, 2010. The decrease of $108.1 million in net cash used in financing activities was primarily due to higher net cash payments of $153.3 million to partners, partially offset by higher net borrowings under our amended and restated revolving credit facility of $44.0 million for the year ended December 31, 2011 as compared to the year ended December 31, 2010.

Net cash used in financing activities was $15.3 million for the year ended December 31, 2010 compared to $47.8 million provided by financing activities for the year ended December 31, 2009. The decrease of $63.1 million in net cash provided by financing activities was primarily due to a change in net payments of $127.2 million to partners, partially offset by net borrowings of $64.0 million under our amended and restated revolving credit facility in the year ended December 31, 2010 as compared to the year ended December 31, 2009.

Amended and Restated Revolving Credit Facility

We currently have a $240.0 million amended and restated revolving credit facility that will mature on March 1, 2016, with The Israel Discount Bank of New York as the administrative agent. The amended and restated revolving credit facility can be used both for borrowings and the issuance of letters of credit subject to a limit of the lesser of the facility or the amount of the borrowing base under the facility. Summarized below are the principal terms of the amended and restated revolving credit facility, which is qualified in its entirety by reference to the amended and restated revolving credit facility, and its amendments, which are exhibits to the registration statement of which this prospectus forms a part.

Borrowings under the amended and restated revolving credit facility bear interest, payable quarterly, at the Eurodollar rate plus 3.50% per annum subject to an overall minimum interest rate of 4.00%. The amended and restated revolving credit facility is secured by (i) a first lien on our cash, accounts receivables, inventories and related assets, as well as on our general partner’s general partner interest in us and the equity interests in our general partner held by Alon Assets, and (ii) a second lien on our fixed assets and other specified property. The amended and restated revolving credit facility contains certain restrictive covenants that may limit our ability to incur certain additional debt, pay cash dividends, grant liens, make certain investments, enter into certain mergers or consolidations, sell assets and engage in certain other transactions. Additionally, the amended and restated revolving credit facility requires us to maintain certain financial ratios, including requiring our Funded Debt to Consolidated EBITDA ratio, as such terms are defined in the amended and restated revolving credit facility, to be greater than 4.0 to 1.0 as of the end of any period of four fiscal quarters. Any transfer of 10% or greater of the (i) equity interests in our general partner or (ii) general partner interest, in each case, would require approval of the lenders under our amended and restated revolving credit facility.

The amended and restated revolving credit facility also contains certain customary representations and warranties and events of default. Events of default include, among other things, payment defaults, breaches of covenants, certain events of bankruptcy, certain criminal indictments of our directors and a change of control.

At December 31, 2011 and September 30, 2012, we were in compliance with these covenants. Borrowings of $122.0 million, $200.0 million and $84.0 million were outstanding under the amended and restated revolving credit facility at December 31, 2010 and 2011 and at September 30, 2012, respectively. At December 31, 2010 and 2011, and at September 30, 2012, outstanding letters of credit under the amended and restated revolving credit facility were $117.0 million, $35.5 million and $84.0 million, respectively. We have amended our amended and restated revolving credit facility to permit the refinancing of Alon Energy’s $450 million term loan and our assumption of the new term loan facility.

Intercompany Debt

As of September 30, 2012, we had approximately $346.6 million of intercompany debt payable to Alon Energy and certain of its subsidiaries with a January 2018 maturity and a weighted-average interest rate of approximately 8.0%. It is expected that an additional $51.5 million of intercompany debt payable, which has currently been eliminated in the Alon USA Partners, LP Predecessor combined financial statements, will be transferred to Alon Energy or one of its subsidiaries prior to closing. The transfer will cause the intercompany debt payable to Alon Energy to increase from $346.6 million at September 30, 2012, to approximately $398.1 million. This intercompany debt was incurred to satisfy working capital requirements, fund acquisitions and for general corporate purposes. We expect that the remaining balance of the intercompany debt will be eliminated prior to closing or in connection with the underwriters’ option to purchase additional common units and do not expect that we will incur any significant additional intercompany debt following the closing of this offering. For additional information, please see “Certain Relationships and Related Party Transactions—Other Transactions with Related Parties—Intercompany Debt.”

New Term Loan Facility

In connection with this offering and the transactions described under “Prospectus Summary—The IPO Transactions,” we expect to assume from Alon Energy a fully drawn $250.0 million term loan facility with Credit Suisse AG, as administrative agent, and a syndicate of financial institutions and lenders. We expect the new term loan facility will have a maturity date approximately six years from the closing of the offering.

We expect that the new term loan facility will be secured at all times by a first priority lien on all of our fixed assets and other specified property, as well as on our general partner’s general partner interest in us, and a second lien on our cash, accounts receivables, inventories and related assets. In connection with our assumption of this new term loan facility, we expect that Alon Energy will be released from its obligations thereunder. After entering into this new term loan facility, we expect that we will no longer be a guarantor of Alon Energy’s $450.0 million term loan facility and our assets will no longer be subject to a lien securing that term loan facility.

Borrowings under the new term loan facility are expected to bear an interest rate equal to the sum of (i) LIBOR (with a floor of 1.25% per annum) plus (ii) a margin of approximately 8.00% per annum for a per annum rate of approximately 9.25%, based on current market rates. Interest will be payable quarterly, or, at our option, at more frequent intervals.

We expect that the new term loan facility will contain customary affirmative and negative covenants for transactions of this nature, including (i) customary reporting requirements; (ii) a requirement to maintain corporate ratings from Moody’s and S&P; (iii) a restriction on our ability to (1) incur additional debt, (2) incur or permit liens to exist on our property; (3) make certain investments, acquisitions or other restricted payments; and (4) modify or terminate certain material contracts. In addition, we expect that our new term loan facility will provide that our board of directors cannot modify our cash distribution policy in a manner that is less favorable to the lenders thereunder than our current cash distribution policy. If we should fail to perform our obligations under these covenants, any outstanding borrowings under the new term loan facility, together with accrued interest, could become immediately due and payable. We expect that the new term loan facility will also contain customary default provisions, including a cross default provision to our amended and restated revolving credit facility. A transfer of (i) 50% or greater of equity interests in our general partner or (ii) the general partner interest, in each case, would require approval of the lenders. Certain of our affiliates are expected to have the right to purchase up to 15% of the amount outstanding under our new term loan facility.

Capital Spending

We divide our capital spending needs into the categories: sustaining maintenance, growth/profit improvement and turnaround and catalyst replacement. Maintenance capital spending includes only non-discretionary maintenance projects and projects required to comply with environmental, health and safety regulations. We undertake discretionary capital spending based on the expected return on incremental capital employed. Discretionary capital projects generally involve an expansion of existing capacity, improvement in product yields, and/or a reduction in direct operating expenses.

The following table summarizes our expected capital expenditures for 2012 and 2013 by major category:

	2012	2013
	(dollars in millions)
Sustaining maintenance	$14.9	$23.6
Growth/profit improvement/other	5.4	3.9
Rebranding expenses	9.0	—
Turnaround and catalyst replacement	8.1	11.7

Total capital expenditures	$37.4	$39.2

We expect to fund these capital expenditures through cash flows from operations and borrowings under our amended and restated revolving credit facility. Our estimated capital expenditures are subject to change due to unanticipated increases/decreases in the cost, scope and completion time for our capital projects. For example, we may experience increases/decreases in labor or equipment costs necessary to comply with government regulations or to complete projects that sustain or improve the profitability of our Big Spring refinery.

Contractual Obligations

We have contractual obligations that are required to be settled in cash. The amount of our contractual obligations as of December 31, 2011 were as follows:

	Payments Due by Period
Contractual Obligations	Less than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years	Total
	(dollars in thousands)
Long-term debt obligations	$—	$—	$200,000	$—	$200,000
Subordinated debt—related parties	—	—	—	333,592	333,592
Operating lease obligations	12,278	16,452	14,285	11,538	54,553
Pipelines and terminals agreements(1)	32,842	67,945	63,687	112,367	276,841
Other commitments(2)	3,741	7,482	7,482	19,639	38,344

Total obligations	$48,861	$91,879	$285,454	$477,136	$903,330

(1)	Balances represent the minimum committed volume multiplied by the tariff and terminal rates pursuant to the terms of the pipelines and terminals agreement with HEP, as well as our minimum requirements under the throughput and deficiency agreement with Sunoco Pipeline, LP.
(2)	Other commitments include refinery maintenance services costs.

As of December 31, 2011, we did not have any material capital lease obligations or any agreements to purchase goods or services, other than those included in the table above, that were binding on us.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements.

Critical Accounting Policies

Our accounting policies are described in the notes to our audited combined financial statements included elsewhere in this prospectus. We prepare our combined financial statements in conformity with GAAP. In order to apply these principles, we must make judgments, assumptions and estimates based on the best available information at the time. Actual results may differ based on the accuracy of the information utilized and subsequent events, some of which we may have little or no control over. Our critical accounting policies, which are discussed below, could materially affect the amounts recorded in our combined financial statements.

Inventory. Crude oil, refined products and blendstocks are priced at the lower of cost or market value. Cost is determined using the LIFO valuation method. Under the LIFO valuation method, we charge the most recent acquisition costs to cost of sales, and we value inventories at the earliest acquisition costs. We selected this method because we believe it more accurately reflects the cost of our current sales. If the market value of inventory is less than the inventory cost on a LIFO basis, then the inventory is written down to market value. An inventory write-down to market value results in a non-cash accounting adjustment, decreasing the value of our crude oil and refined products inventory and increasing our cost of sales. A reduction of inventory volumes during 2011 and 2010 resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in previous years. The liquidation decreased costs of sales by approximately $42.7 million and $24.2 million during 2011 and 2010, respectively. Market values of crude oil, refined products and blendstock inventories exceeded LIFO costs by $21.9 million and $60.8 million at December 31, 2011 and 2010, respectively.

Environmental and Other Loss Contingencies. We record liabilities for loss contingencies, including environmental remediation costs, when such losses are probable and can be reasonably estimated. Our environmental liabilities represent the estimated cost to investigate and remediate contamination at our properties. Our estimates are based upon internal and third-party assessments of contamination, available remediation technology and environmental regulations. Accruals for estimated liabilities from projected environmental remediation obligations are recognized no later than the completion of the remedial feasibility study. These accruals are adjusted as further information develops or circumstances change. We do not discount environmental liabilities to their present value unless payments are fixed and determinable. At December 31, 2011, for those payments we considered fixed and determinable, payments were discounted at a 4.00% rate. We record them without considering potential recoveries from third parties. Recoveries of environmental remediation costs from third parties are recorded as assets when receipt is deemed probable. We update our estimates to reflect changes in factual information, available technology or applicable laws and regulations.

Turnarounds and Catalyst Replacement Costs. We record the cost of planned major refinery maintenance, referred to as turnarounds, and chemical catalyst used in the refinery process units, which are typically replaced in conjunction with planned turnarounds, in “Other assets” in our combined financial statements. Turnaround and catalyst replacement costs are currently deferred and amortized on a straight-line basis beginning the month after the completion of the turnaround and ending immediately prior to the next scheduled turnaround. The amortization of deferred turnaround and catalyst replacement costs are presented in “Depreciation and amortization” in our combined financial statements.

Impairment of Long-Lived Assets. We account for impairment of long-lived assets in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 360-10, Property, Plant, and Equipment. In evaluating our assets, long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its expected future cash flows, an impairment loss is recognized based on the excess of the carrying value of the impaired asset over its fair value. These future cash flows and fair values are estimates based on our judgment and assumptions. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs of disposition.

Asset Retirement Obligations. We use ASC Subtopic 410-20, Asset Retirement Obligations, which established accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement costs. The provisions of ASC Subtopic 410-20 apply to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. ASC Subtopic 410-20 also requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event, if the amount can be reasonably estimated.

In order to determine fair value, management must make certain estimates and assumptions including, among other things, projected cash flows, a credit-adjusted risk-free rate and an assessment of market conditions that could significantly impact the estimated fair value of the asset retirement obligation. These estimates and assumptions are subjective.

Quantitative and Qualitative Disclosures About Market Risk

Changes in commodity prices, purchased fuel prices and interest rates are our primary sources of market risk. Our risk management committee oversees all activities associated with the identification, assessment and management of our market risk exposure.

Commodity Price Risk

We are exposed to market risks related to the volatility of crude oil and refined product prices, as well as volatility in the price of natural gas used in our refinery operations. Our financial results can be affected significantly by fluctuations in these prices, which depend on many factors, including demand for crude oil, gasoline and other refined products, changes in the economy, worldwide production levels, worldwide inventory levels and governmental regulatory initiatives. Alon Energy’s risk management strategy identifies circumstances in which we may utilize the commodity futures market to manage risk associated with these price fluctuations.

In order to manage the uncertainty relating to inventory price volatility, we have consistently applied a policy of maintaining inventories at or below a targeted operating level. In the past, circumstances have occurred, such as timing of crude oil cargo deliveries, turnaround schedules or shifts in market demand that have resulted in variances between our actual inventory level and our desired target level. Upon the review and approval of Alon Energy’s risk management committee, we may utilize the commodity futures market to manage these anticipated inventory variances.

We maintain inventories of crude oil, refined products and blendstocks, the values of which are subject to wide fluctuations in market prices driven by world economic conditions, regional and global inventory levels and seasonal conditions. As of December 31, 2011, we held approximately 0.4 million barrels of crude oil and refined product inventories valued under the LIFO valuation method. Market value exceeded carrying value of LIFO costs by $21.9 million. We refer to this excess as our LIFO reserve. If the market value of these inventories had been $1.00 per barrel lower, our LIFO reserve would have been reduced by $0.4 million.

In accordance with fair value provisions of ASC 825-10, all commodity futures contracts are recorded at fair value and any changes in fair value between periods is recorded in the profit and loss section of our combined financial statements. “Forwards” represent physical trades for which pricing and quantities have been set, but the physical product delivery has not occurred by the end of the reporting period. “Futures” represent trades which have been executed on the New York Mercantile Exchange which have not been closed or settled at the end of the reporting period. A “long” represents an obligation to purchase product and a “short” represents an obligation to sell product.

The following table provides information about our derivative commodity instruments as of December 31, 2011:

Description of Activity	Contract Volume (in barrels)	Wtd Avg Purchase Price/BBL	Wtd Avg Sales Price/BBL	Contract Value	Market Value	Gain (Loss)
					(in thousands)
Forwards-short (Crude)	(70,351)	$—	$98.57	$(6,935)	$(6,953)	$(18)
Forwards-long (Gasoline)	73,340	107.88	—	7,912	8,182	270
Forwards-long (Distillate)	165,530	123.78	—	20,490	20,883	393
Forwards-long (Jet)	35,795	122.96	—	4,401	4,502	101
Forwards-short (Slurry)	(16,943)	—	94.25	(1,597)	(1,624)	(27)
Forwards-short (Catfeed)	(213)	—	107.65	(23)	(24)	(1)
Forwards-short (Slop)	(991)	—	88.58	(88)	(88)	—
Forwards-short (Propane)	(50,000)	—	55.66	(2,783)	(2,788)	(5)
Futures-long (Crude)	188,000	88.93	—	16,719	16,642	(77)
Futures-short (Gasoline)	(60,000)	—	109.78	(6,587)	(6,697)	(110)
Futures-short (Distillate)	(185,000)	—	121.97	(22,564)	(22,643)	(79)

Interest Rate Risk

We had borrowings of $84.0 million, $200.0 million and $122.0 million outstanding under the amended and restated revolving credit facility at September 30, 2012 and December 31, 2011 and 2010, respectively. Borrowings under the amended and restated revolving credit facility bear interest at the Eurodollar rate plus 3.50% per annum subject to an overall minimum interest rate of 4.00%.

An increase of 1.00% in the Eurodollar rate on indebtedness, net of the minimum interest rate, would result in an increase in our interest expense of approximately $0.6 million per year.

Customer Credit Risk

We are subject to risk of losses resulting from nonpayment or nonperformance by our customers. We will continue to closely monitor the creditworthiness of customers to whom we grant credit and establish credit limits in accordance with our credit policy.

BUSINESS

Our Company

We are a Delaware limited partnership formed in August 2012 by Alon USA Energy, Inc. (NYSE: ALJ) to own, operate and grow our strategically located refining and petroleum products marketing business. Our integrated downstream business operates primarily in the South Central and Southwestern regions of the United States. We own and operate a crude oil refinery in Big Spring, Texas with total throughput capacity of approximately 70,000 barrels per day (“bpd”), which we refer to as our Big Spring refinery. We refine crude oil into finished products, which we market primarily in West Texas, Central Texas, Oklahoma, New Mexico and Arizona through our wholesale distribution network to both Alon Energy’s retail convenience stores and other third-party distributors.

Our Big Spring refinery has a Nelson complexity rating of 10.2. Our refinery’s complexity allows us the flexibility to process a variety of crudes into higher-value refined products. For the year ended December 31, 2011 and the nine months ended September 30, 2012, sour crude, such as West Texas Sour (“WTS”), represented approximately 80.4% and 78.6% of our throughput, respectively, and sweet crude, such as West Texas Intermediate (“WTI”), represented approximately 15.8% and 18.8% of our throughput, respectively. For the year ended December 31, 2011 and the nine months ended September 30, 2012, we produced approximately 49.1% and 49.6% gasoline, 32.3% and 32.8% diesel/jet fuel, 7.1% and 6.3% asphalt, 6.0% and 5.9% petrochemicals and 5.5% and 5.4% other refined products, in each case, respectively. Major processing units at our Big Spring refinery include fluid catalytic cracking, naphtha reforming, vacuum distillation, hydrotreating and alkylation units. During the year ended December 31, 2011 and the nine months ended September 30, 2012, our Big Spring refinery had a utilization rate of 90.8% and 97.3%, respectively.

We believe the location and sour crude processing capability of our Big Spring refinery provide us strategic cost advantages for sourcing our crude oil requirements. Our close proximity to the Midland and Cushing markets allows us to source WTS and WTI crude oils, both of which currently trade at a considerable discount to imported waterborne crude oils, such as Brent crude oil (“Brent”). Our ability to purchase these less expensive crude oils provides us a cost advantage compared to refineries located on the U.S. Gulf Coast that utilize more expensive waterborne crude oils to produce the refined products they sell in our market area. In addition, our Big Spring refinery’s ability to process substantial volumes of WTS provides us with a further cost advantage. WTS has historically traded at a discount to WTI due to the cost associated with eliminating sulfur content from sour crude in the refining process. Because our Big Spring refinery is able to process substantial volumes of WTS, our overall feedstock costs are generally lower than those of refineries that are not capable of processing high volumes of WTS and therefore must utilize a greater percentage of sweeter, more expensive crudes such as WTI.

In addition to cost advantages resulting from our proximity to domestic crude oil sources and our refinery’s capability to process substantial volumes of WTS, we have been able to capitalize on the oversupply of West Texas crudes in Midland, the largest origination terminal for West Texas crude oil, resulting from increased production in the Permian Basin coupled with infrastructure constraints in Cushing, Oklahoma. Although West Texas crudes are typically transported to Cushing for sale, current logistical and infrastructure constraints at Cushing are limiting the ability of Permian Basin producers to transport their production to Cushing. The resulting oversupply of West Texas crudes at Midland has depressed Midland WTI crude prices and enabled us to access an increased portion of our West Texas crude supply directly from Midland at discounted prices to Cushing. Moreover, by sourcing West Texas crude oils at Midland, we are able to eliminate the cost of transporting crude supply to and from Cushing.

The following table shows average crude oil source differentials for the periods presented, which we believe have provided us the strategic cost advantages described above.

Average Differential(1)	Nine Months Ended September 30, 2012	Year Ended December 31, 2011	Five Years Ended December 31, 2011
NYMEX Cushing WTI–ICE Brent	$(16.04)	$(15.80)	$(3.23)
Midland WTS–NYMEX Cushing WTI	(4.13)	(2.14)	(2.95)
Midland WTI–NYMEX Cushing WTI	(2.86)	(0.60)	(0.28)

(1)	Average prices from Alon Energy.

We sell refined products from our Big Spring refinery in both the wholesale rack and bulk markets. We focus our marketing of transportation fuels produced at our Big Spring refinery on portions of Texas, Oklahoma, New Mexico and Arizona through our physically integrated refining and distribution system. We also sell motor fuels that we purchase from third parties where necessary to supply certain of our customers’ operations that are relatively distant from our distribution network. We distribute fuel products through a product pipeline and terminal network of seven pipelines totaling approximately 840 miles and five terminals that we own or access through leases or long-term throughput agreements. On a historical basis, we sold 19.1% and 19.4% of the motor fuels we produced and all of the asphalt we produced to Alon Energy during the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively. In addition, in connection with this offering, we will enter into a 20-year fuel supply agreement with Alon Energy under which we will supply substantially all of the motor fuel requirements of Alon Energy’s retail convenience stores. We will also enter into a 20-year asphalt supply agreement with Alon Energy. For the twelve months ending September 30, 2013, we expect to sell approximately 21% of the motor fuels and all of the asphalt we produce to Alon Energy.

Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and contribute to our continued success:

Strategically Located Refinery with Advantageous Access to Crude Oil Supply. Our Big Spring refinery is located in close proximity to Midland, Texas, the largest origination terminal for West Texas crude oil. We believe this proximity provides us with cost-effective sources of WTS and WTI crude. The recent increase in the discount at which a barrel of WTI trades relative to Brent has allowed refineries, such as ours, that are capable of sourcing and utilizing WTI and WTI-linked crude oils, to realize relatively lower feedstock costs while benefiting from the higher refined product prices resulting from higher Brent prices. As of August 2012, the EIA has forecasted that WTI will continue to trade at a significant discount to Brent through 2013. Moreover, our strategic location provides us with a low relative transportation cost to source WTS and WTI crude oil in Midland, Texas versus purchasing such crude at Cushing, further increasing the discount to Brent that we realize. We believe regulatory and capital hurdles make it difficult for competitors to replicate our business.

The following graph illustrates our crude oil source differentials from 2006 through the third quarter of 2012:

Average Prices from Alon Energy.

Attractive Regional Refined Products Supply/Demand Dynamics. Because of our inland location closer to the areas in which we market our products, foreign and coastal domestic refiners seeking to access our marketing area would incur higher transportation costs than we do. For the year ended December 31, 2011 and the nine months ended September 30, 2012, the aggregate average gasoline and diesel sale prices we realized exceeded the aggregate average gasoline and diesel prices used in calculating the Gulf Coast (WTI) 3-2-1 crack spread by $2.99 and $1.08 per barrel, respectively.

Sophisticated and Flexible Refinery with Crude Oil Supply and Operating Advantages. In addition to the benefits attributable to our strategic location, our refinery’s high relative net cash margin per barrel is due primarily to:

•

our ability to process substantial volumes of sour crude oil which results in lower feedstock costs and provides the competitive flexibility to utilize an alternative to low sulfur, or sweet, crude oils such as WTI, allowing us to capitalize on any long-term price differentials; and

•

the low-cost operations and efficiencies we realize by having a sophisticated refinery and a network of pipelines and terminals that we either own or have access to through leases or long-term throughput agreements.

Physically Integrated Refining and Distribution System. Our pipeline, terminal and distribution network provides us with the flexibility to: (1) access a variety of crude oils for feedstock, thereby allowing us to optimize our refinery’s crude supply; and (2) distribute our motor fuel products efficiently to markets in the South Central and Southwestern United States through interconnections with third-party transportation systems. Our physically integrated system also allows us to achieve cost efficiencies that are not available to those competitors who are not similarly integrated. Our distribution system is enhanced through our supply arrangements with Alon Energy.

Low-Risk Wholesale Marketing Operations. Through our wholesale marketing operations, we supply refined products and provide brand support services such as payment card processing, advertising programs and loyalty and marketing programs to branded distributors as well as Alon Energy’s retail convenience stores. Because our unaffiliated customers are distributors rather than individual retailers, we make sales to a select number of large, creditworthy customers, whose credit profile may be more closely monitored. Additionally, our distributors take possession of their motor fuels directly from our inventories at fuel terminals in our distribution system, which limits our commodities risk exposure and risk associated with fuel transportation.

Our Relationship with Alon Energy. Our sponsor is an independent refiner and marketer of petroleum products operating primarily in the South Central, Southwestern and Western regions of the United States. As of September 30, 2012, Alon Energy operated 299 convenience stores in Central and West Texas and New Mexico, substantially all of which are branded 7-Eleven and all of which we supply. In connection with this offering, we will also enter into a 20-year fuel supply agreement with Alon Energy pursuant to which we will supply substantially all of the motor fuel requirements of Alon Energy’s retail convenience stores. We believe that access to Alon Energy’s complementary retail business fosters a mutually beneficial commercial relationship that allows us to benefit from our combined economies of scale and purchasing power. We also believe that Alon Energy’s ownership of our general partner and a majority of our common units will serve to align Alon Energy’s interests with ours and promote and support the successful execution of our business strategies.

Experienced and Incentivized Leadership. Our executive officers have an average of over 20 years’ experience in the industry. A number of our executive officers and key operating personnel have spent the majority of their careers operating refineries and have successfully managed our business through multiple industry cycles. We also benefit from the management and marketing expertise provided by Alon Energy, who, following this offering, will own 100% of the voting interests in our general partner and 84.0% of our common units.

Business Strategy

The primary components of our business strategy are:

Distribute All Available Cash We Generate Each Quarter. The board of directors of our general partner will adopt a policy under which distributions for each quarter will equal the amount of available cash (as described in “Cash Distribution Policy and Restrictions on Distributions”) we generate each quarter. We do not intend to maintain excess distribution coverage in order to stabilize our quarterly distributions or to otherwise reserve cash for future distributions. In addition, our general partner has a non-economic interest and no incentive distribution rights, and, accordingly, our unitholders will receive 100% of our cash distributions. The board of directors of our general partner may change our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to pay distributions to our unitholders on a quarterly or other basis. See “Cash Distribution Policy and Restrictions on Distributions.”

Maintain Efficient Refinery Operations and Promote Operational Excellence and Reliability. For the year ended December 31, 2011 and the nine months ended September 30, 2012, our Big Spring refinery maintained a utilization rate of 90.8% and 97.3%, respectively. We intend to continue to operate our refinery as reliably and efficiently as possible to optimize utilization and further improve our operations by maintaining our costs at competitive levels. We will continue to devote significant time and resources toward improving the reliability of our operations. We will also seek to improve operating performance through commitment to our preventive maintenance program and to employee training and development programs.

Enhance Existing Operations and Invest in Organic Growth. We are focused on the profitable enhancement of our existing operations and investment in organic growth by:

•	continuing to make investments to enhance the operating flexibility of our refinery and increase our crude oil sourcing advantage;

•	evaluating ways to increase the profitability of our Big Spring refinery through cost-effective upgrades and expansions;

•	pursuing organic growth projects at the refinery to improve the yield of motor fuels we produce and the efficiency of our operations; and

•	expanding our physically integrated system by making investments in logistics operations, including terminal and pipeline facilities.

Maintain Modest Leverage and Sufficient Levels of Liquidity. We anticipate we will remain modestly leveraged and will continue to benefit from a number of sources of liquidity that will provide us with financial flexibility during periods of volatile commodity prices, including cash on hand, our amended and restated revolving credit facility and trade credit from our crude oil suppliers. For example, in February 2011, we entered into a supply and offtake agreement with J. Aron, under which (i) J. Aron agreed to sell to us, and we agreed to buy from J. Aron, at market prices, up to our daily refining capacity limit of crude oil for processing at the Big Spring refinery and (ii) we agreed to sell, and J. Aron agreed to buy, at market prices, certain refined products produced by the Big Spring refinery. The agreement substantially reduces our need to issue letters of credit to support crude oil purchases. In addition, the structure allows us to acquire crude oil without the constraints of a maximum facility size during periods of high crude oil prices. On a pro forma basis for this offering, as of September 30, 2012, we estimate that we would have had approximately $101.4 million of available liquidity comprised of cash on hand and amounts available for borrowing under our amended and restated revolving credit facility. For the twelve months ending September 30, 2013, we anticipate we will have a total debt to Adjusted EBITDA ratio of 0.7 to 1.0. Our actual available liquidity may vary from our estimated amount depending on several factors, including fluctuations in inventory and accounts receivable values as well as cash reserves.

Evaluate Accretive Acquisition Opportunities. We may pursue accretive acquisitions within our refining and wholesale marketing business operations, both in our existing areas of operations as well as in new geographic regions that would diversify our operating footprint. Our acquisition strategy may include purchases from or together with Alon Energy. We believe that Alon Energy’s active participation in the refining and wholesale marketing business and its unique insights into business opportunities in our industry will help us identify, evaluate and pursue attractive commercial growth opportunities.

Refining Industry Overview

Crude oil refining is the process of separating the hydrocarbons present in crude oil for the purpose of converting them into marketable finished, or refined, petroleum products such as gasoline, diesel, jet fuel, asphalt and other products. Refining is primarily a margin-based business where both the feedstock (primarily crude oil) and the refined products are commodities with fluctuating prices. In order to increase profitability, refineries focus on maximizing the yields of high-value finished products and minimizing the costs of feedstock and operating expenses. The U.S. economy has historically been the largest consumer of petroleum-based products in the world. According to the EIA’s 2012 Refinery Capacity Report, there were 134 operating oil refineries in the United States in January 2012, with a total refining capacity of approximately 16.7 million bpd.

Crude oil supply and demand dynamics can vary by region, creating differentiated margin opportunities depending on a given refinery’s location. Our Big Spring refinery is located in the Gulf Coast region of the United States, represented in part by PADD III. Refineries that operate in PADD III and utilize WTI and WTI-linked crudes, including our Big Spring refinery, often benchmark their performance against the Gulf Coast (WTI) 3-2-1 crack spread. The Gulf Coast (WTI) 3-2-1 crack spread averaged $8.64 per barrel for the three years ended December 31, 2010. During the year ended December 31, 2011, and for the first nine months of 2012, the Gulf Coast (WTI) 3-2-1 crack spread averaged $23.37 and $27.54 per barrel, respectively. The primary driver of the increased crack spread is the differential between WTI and Brent, which is resulting in part from the logistical and infrastructure constraints at Cushing that are leading to lower Midland WTI prices.

According to the EIA, total demand for refined products in PADD III has represented approximately 20.9% of total U.S. refined products demand from 2007 to 2011. Total refiner capacity for PADD III in May 2012 was

8.7 million bpd with total throughput at 8.2 million bpd, representing a refinery utilization rate of approximately 93.8%. Refinery capacity exceeds refined product demand with finished petroleum products consumed in the region totaling 3.5 million bpd, causing refiners in PADD III to supply all other PADDs. Despite this high level of refining capacity relative to the refined product demand, refiners who can access advantageous crude supplies are still able to achieve high margins.

The map below illustrates U.S. oil refinery capacity as of July 2012.

Source: EIA as of July 19, 2012

Refineries, such as our Big Spring refinery, located in close proximity to Midland can source a majority of their crude from Midland and therefore benefit from any favorable price differential between Midland WTI and Cushing WTI. Recent increased production in the Permian Basin and continued over supply at Cushing is causing additional oil to enter the Midland market and drive the price of Midland WTI lower. According to the EIA, oil production in the Permian Basin increased to 1.0 million bpd in December 2011 and is expected to increase to 1.55 million bpd by January 2014.

The Midland WTI–Cushing WTI crude price differential reached just below $(9.00) per barrel on April 5, 2012, the widest since 1991. During the first nine months of 2012, the differential averaged $(2.79) per barrel. This differential is primarily driven by a lack of transportation infrastructure in Cushing and Midland that will likely be corrected in the longer-term. Infrastructure plans in the region include Magellan Midstream’s reversal of the former Longhorn Pipeline that runs from Houston to Crane, Texas and an expansion of Sunoco Logistics’ West Texas Gulf line from the Permian Basin to Longview, Texas. However, oil producers would incur additional transportation cost to transport crude through these pipelines, and we believe our Big Spring refinery should still be able to access its crude supply at a discount to Cushing WTI.

Complex refineries that can process sour crudes, such as our Big Spring refinery, often capture margin benefit due to the pricing differential between sour crudes like WTS and sweet crudes like WTI. The Midland WTS–Midland WTI differential averaged $(1.26) per barrel in 2009, $(1.78) per barrel in 2010, and $(1.49) per barrel in 2011. During the first nine months of 2012, as larger amounts of sweet crude oil from Cushing have entered the Midland market, the price of Midland WTI has experienced increased downward price pressure which has in turn compressed the Midland WTS–Midland WTI differential during the first nine months of 2012 to an average of $(1.23) per barrel. We believe that as the Midland WTI–NYMEX Cushing WTI differential declines, as a result of increased midstream capacity alleviating the bottleneck at Cushing, the Midland WTS–Midland WTI differential will return to levels more in-line with historic averages, and allow our Big Spring refinery to continue experiencing strong margins over the longer-term despite a reduction in the Midland WTI–NYMEX Cushing WTI differential.

Our Refinery

We acquired our Big Spring refinery and certain crude oil pipelines, product pipelines and product terminals from FINA in August 2000. In March 2005, we successfully completed a major turnaround at our Big Spring refinery. In connection with this turnaround, we expanded our crude oil throughput capacity from approximately 62,000 bpd to our current capacity of approximately 70,000 bpd.

Our Big Spring refinery is located on 1,306 acres in the Permian Basin in West Texas. In industry terms, our Big Spring refinery is characterized as a “cracking refinery,” which generally refers to a refinery utilizing vacuum distillation and catalytic cracking processes in addition to basic distillation, naphtha reforming and hydrotreating processes, to produce higher light product yields through the conversion of heavier fuel oils into gasoline, light distillates and intermediate products. Major processing units at our Big Spring refinery include fluid catalytic cracking, naphtha reforming, vacuum distillation, hydrotreating and alkylation units.

Raw Material Supply

Sour crude oil has typically accounted for approximately 80.0% of our crude oil input. For the year ended December 31, 2011 and the nine months ended September 30, 2012, WTS was approximately 80.4% and 78.6%, respectively, of the Big Spring refinery’s total throughput. The Big Spring refinery is the closest refinery to Midland, Texas, which is the largest origination terminal for West Texas crude oil. We believe this location provides us with the lowest transportation cost differential for West Texas crude oil of any refinery.

The following table summarizes historical throughput data for our Big Spring refinery:

	Year Ended December 31,						Nine Months Ended September 30, 2012
	2009		2010		2011
	bpd	%	bpd	%	bpd	%	bpd	%
Refinery throughput:
WTS crude	48,340	80.8	39,349	80.2	51,202	80.4	53,297	78.6
WTI crude	9,238	15.4	7,288	14.9	10,023	15.8	12,790	18.8
Blendstocks	2,292	3.8	2,391	4.9	2,389	3.8	1,797	2.6

Total refinery throughput(1)	59,870	100.0	49,028	100.0	63,614	100.0	67,884	100.0

Refinery utilization(2)		82.3%		68.2%		90.8%		97.3%

(1)	Total refinery throughput represents the total barrels per day of crude oil and blendstock inputs in the refinery production process.
(2)	Refinery utilization represents average daily crude oil throughput divided by crude oil capacity, excluding planned periods of downtime for maintenance and turnarounds.

Prior to 2011, more than half of our crude oil input requirements was purchased through short-term contracts with several suppliers, including major oil companies. In February 2011, we entered into a supply and offtake agreement with J. Aron, pursuant to which we purchase crude oil for processing at the Big Spring refinery, and we amended our agreement with J. Aron in July 2012. For the year ended December 31, 2011, J. Aron supplied 52.9% of our crude oil feedstock through arrangements with various oil companies. The supply and offtake agreement with J. Aron has an initial term that expires in May 2018. J. Aron may elect to terminate the agreement prior to the initial term beginning in May 2015, provided we receive notice of termination at least six months prior to that date. Following expiration or termination of the supply and offtake agreement, we are obligated to purchase the crude oil and refined product inventories then owned by J. Aron and located at the Big Spring refinery.

In addition, access to the Amdel and White Oil pipelines gives us the ability to optimize our refinery crude slate by transporting foreign and domestic crude oils to our Big Spring refinery from the Gulf Coast when the economics for processing those crude oils are more favorable than processing locally sourced crude oils. Other feedstocks, including butane, isobutane and asphalt blending components, are delivered by truck and railcar, and a majority of the natural gas we use to run the refinery is delivered by a pipeline in which we own a 63.0% interest.

The map below provides an overview of the crude oil pipelines, refined product pipelines and product terminals that serve and are serviced by our Big Spring refinery.

Crude Oil Pipelines

We receive WTS crude oil and WTI crude oil primarily from regional common carrier pipelines. We also have access to offshore domestic and foreign crude oils available on the Gulf Coast through the Amdel and White Oil pipelines. This combination of access to Permian Basin crude oil and foreign and offshore domestic crude oil from the Gulf Coast allows us to optimize our crude oil supply at any given time. The crude oil pipelines we utilize consist of the following:

Crude Oil Pipelines	Status	Miles	Connections
Amdel	Sunoco throughput and deficiency agreement	504	Midland and Nederland
White Oil	Sunoco throughput and deficiency agreement	25	Garden City (Amdel) and Big Spring
Mesa Interconnect	Owned	4	Mesa pipeline and Big Spring
Centurion	Centurion agreement	40	Midland and Roberts Junction
Centurion Interconnect	Owned (leased to Centurion)	3	Centurion pipeline and Big Spring

The bi-directional Amdel pipeline and the White Oil pipeline connect our refinery to Nederland, Texas, which is located on the Gulf Coast, and to Midland, Texas. Permian Basin crude oil is delivered to our Big Spring refinery through the Mesa Interconnect pipeline which is connected to the Mesa pipeline system, a common carrier, and through our owned connection pipeline which is leased to Centurion Pipeline L.P. (“Centurion”) and connected to the Centurion pipeline system from Midland, Texas to Roberts Junction Texas.

On March 1, 2006, Alon Energy sold the Amdel and White Oil crude pipelines to an affiliate of Sunoco and entered into a 10-year pipeline throughput and deficiency agreement with Sunoco. We commenced shipments of crude oil through the Amdel and White Oil pipelines under this agreement in October 2006. In October 2011, the throughput and deficiency agreement was replaced with a new throughput and deficiency agreement, which gives us the option to transport crude oil through the Amdel Pipeline either westbound from the Nederland Terminal to the Big Spring refinery, or eastbound from the Big Spring refinery to the Nederland Terminal for further barge transportation to Alon Energy’s Krotz Springs, Louisiana refinery. Our minimum throughput commitment under the new agreement is 15,645 bpd, which is being fulfilled by Alon Energy’s Krotz Springs refinery. The new agreement has a term of five years with options to extend the agreement by four additional thirty-month periods.

To further diversify our crude oil delivery sources, we entered into a 15-year arrangement with Centurion in June 2006. Pursuant to this arrangement, Centurion provides us with crude oil transportation pipeline capacity, and we ship a minimum of 21,500 bpd of crude oil from Midland, Texas to our Big Spring refinery using Centurion’s approximately 40-mile pipeline system from Midland to Roberts Junction and our owned three-mile pipeline from Roberts Junction to the Big Spring refinery, which we lease to Centurion. We commenced shipments of crude oil through these pipelines in November 2006. This agreement was amended in April 2012 to increase the minimum throughput to 25,000 bpd and to extend the initial term for one year.

Refinery Production

Our Big Spring refinery produces ultra-low sulfur gasoline, ultra-low sulfur diesel, jet fuel, petrochemicals, petrochemical feedstocks, asphalt and other petroleum products. This refinery typically converts approximately 90.0% of its feedstock into finished products such as gasoline, diesel, jet fuel and petrochemicals, with the remaining 10.0% primarily converted to asphalt and liquefied petroleum gas.

The following table summarizes historical production data for our Big Spring refinery for the periods presented:

	Year Ended December 31,						Nine Months Ended September 30, 2012
	2009		2010		2011
	bpd	%	bpd	%	bpd	%	bpd	%
Refinery production:
Gasoline	26,826	45.0	24,625	50.7	31,105	49.1	33,653	49.6
Diesel/jet	19,136	32.2	15,869	32.7	20,544	32.3	22,234	32.8
Asphalt	5,289	8.9	2,827	5.8	4,539	7.1	4,241	6.3
Petrochemicals	2,928	4.9	2,939	6.0	3,837	6.0	4,005	5.9
Other	5,327	9.0	2,341	4.8	3,488	5.5	3,627	5.4

Total refinery production	59,506	100.0	48,601	100.0	63,513	100.0	67,760	100.0

Refined products sales to Alon Energy	12,785	21.5	11,462	23.6	13,816	21.8	14,390	21.2

Reduced refinery production in 2010 reflects the new operating procedures we implemented in 2010. Refinery production for 2009 reflects the effects of downtime associated with rebuilding after the fire in 2008, a scheduled reformer regeneration in May 2009, an unscheduled reformer regeneration in November 2009 and a scheduled shutdown of the ultra-low sulfur gas unit for completion of our ultra-low sulfur gas project.

Gasoline. For the year ended December 31, 2011 and the nine months ended September 30, 2012, gasoline accounted for approximately 49.1% and 49.6% of our production, respectively. We produce various grades of gasoline, ranging from 84 sub-octane regular unleaded to 91 octane premium unleaded, and use a computerized component blending system to optimize gasoline blending. We completed our ultra-low sulfur gasoline project in 2009 and gasoline currently produced at the Big Spring refinery complies with the EPA’s ultra-low sulfur gasoline standard of 30 parts per million (“ppm”). We are capable of producing specially formulated fuels, such as those required in the El Paso, Dallas/Fort Worth and Arizona markets.

Diesel and Jet Fuels. For the year ended December 31, 2011 and the nine months ended September 30, 2012, diesel and jet fuel accounted for approximately 32.3% and 32.8% of production, respectively. All of the on-road specification diesel fuel we produce meets the EPA’s ultra-low sulfur diesel standard of 15 ppm. Our jet fuel production conforms to the JP-8 grade military specifications.

Asphalt. Asphalt accounted for approximately 7.1% and 6.3% of production in the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively. Our asphalt facilities are capable of producing up to 30 different product formulations, including both polymer modified asphalt (“PMA”) and ground tire rubber (“GTR”) asphalt. The asphalt we produced is sold at prices substantially determined by reference to the cost of crude oil, which is intended to approximate bulk wholesale market prices.

Petrochemical Feedstocks and Other. We produce propane, propylene, certain aromatics, specialty solvents and benzene for use as petrochemical feedstocks, along with other by-products such as sulfur and carbon black oil. We have sulfur processing capabilities of approximately two tons per thousand bpd of crude oil capacity, which is above the average for cracking refineries and aids in our ability to produce low sulfur motor fuels while continuing to process significant amounts of sour crude oil.

Refined Product Pipelines

The product pipelines we utilize to deliver refined products are linked to the major third-party product pipelines in the geographic area around our Big Spring refinery. These pipelines provide us flexibility to optimize product flows into multiple regional markets. This product pipeline network can also (1) receive additional transportation fuel products from the Gulf Coast through the Delek product terminal and Magellan pipelines, (2) deliver and receive products to and from the Magellan system, our connection to the Group III, or mid-continent markets, and (3) deliver products to the New Mexico and Arizona markets through third-party systems. The following table describes the product pipelines which we utilize:

Refined Product Pipelines	Access	Miles	Connections	Expiration Date
Plains (2)	Lease	38	Coahoma and Midland	2012
Fin-Tex	HEP pipelines and terminals agreement	137	Midland and Orla (Holly)	2035
Holly	Lease	133	Orla and El Paso	2022
Trust	HEP pipelines and terminals agreement	332	Big Spring/Abilene/Wichita Falls	2035
Dyess JP-8	HEP pipelines and terminals agreement	2	Abilene and Dyess Air Force Base	2035
River	HEP pipelines and terminals agreement	47	Wichita Falls and Duncan (Magellan)	2035
Carswell	Owned	148	Abilene and Fort Worth	N/A

(1)	For those pipelines accessed pursuant to the HEP pipelines and terminals agreement, we have committed to transport and store minimum volumes of refined products, as further described below.
(2)	The description of the Plains pipeline does not include a 4-mile pipeline that we own connecting Big Spring and Coahoma, Texas.

In February 2005, we completed the contribution of the Fin-Tex, Trust, River and Dyess JP-8 product pipelines and certain connected product terminals to HEP. Simultaneous with this transaction, we entered into a pipelines and terminals agreement with HEP, which has a 15-year term with three additional five-year renewal terms exercisable at our sole option. Pursuant to the pipelines and terminals agreement, we have committed to transport and store minimum volumes of refined products in these pipelines and terminals. The tariff rates applicable to the transportation of refined products on the pipelines are variable, with a base fee which is reduced for volumes exceeding defined volumetric targets. The agreement provides for the reduction of the minimum volume requirement under certain circumstances. The service fees for the storage of refined products in the terminals are initially set at rates competitive in the marketplace.

The Plains, Fin-Tex and Holly pipelines make up the Fin-Tex system. Our access to the Plains and Holly pipelines is secured by pipeline leases with Plains Pipeline, L.P. and HEP, respectively, while our access to the Fin-Tex pipeline is provided through our pipelines and terminals agreement with HEP. The Fin-Tex system transports product from the Big Spring refinery to El Paso, Texas and allows product to be placed in Tucson and Phoenix, Arizona through the third-party Kinder Morgan pipeline. The Fin-Tex system also gives us access to the Albuquerque and Bloomfield, New Mexico markets. We deliver physical barrels to El Paso and receive, through exchanges with third parties, physical barrels in Albuquerque and Bloomfield.

The Trust pipeline connects our refinery to terminals in Abilene and Wichita Falls, while the River pipeline connects the terminal in Wichita Falls to our Duncan, Oklahoma terminal. At Duncan, the River pipeline connects into the Magellan pipeline system for sales into Group III, or mid-continent markets. The Trust and River pipeline system is a bi-directional pipeline system which we access through our pipelines and terminals agreement with HEP.

The Dyess JP-8 pipeline connects the Abilene terminal to Dyess Air Force Base. Our access to this pipeline is also provided through our pipelines and terminals agreement with HEP.

The Carswell pipeline system runs from Abilene to Fort Worth, Texas. The Carswell pipeline is currently inactive.

Product Terminals

We primarily utilize the following five product terminals for delivery of transportation fuels, of which two are owned and three are accessed through our pipelines and terminal agreement with HEP:

Terminals	Access	Working Capacity (1)	Supply Source	Mode of Delivery
Big Spring, Texas(2)	Owned	331	Pipeline/refinery	Pipeline/truck
Abilene, Texas	HEP pipelines and terminal agreement	111	Pipeline	Pipeline/truck
Wichita Falls, Texas	HEP pipelines and terminal agreement	189	Pipeline	Pipeline/truck
Duncan, Oklahoma	Owned(3)	154	Pipeline	Pipeline
Orla, Texas	HEP pipelines and terminal agreement	116	Pipeline	Pipeline

Total		901

(1)	Measured in thousands of barrels.
(2)	Includes the tankage located at our refinery.
(3)	The terminal is owned, but the underlying real property is leased.

All five terminals we access are physically integrated with our refinery through the product pipelines we utilize. Three of these five terminals, Big Spring, Abilene and Wichita Falls, are equipped with truck loading racks. The other two terminals, Duncan, Oklahoma and Orla, Texas, are used for delivering shipments into third-party pipeline systems. We also directly access three other terminals located in El Paso, Texas and Tucson and Phoenix, Arizona.

Supply Arrangements

In connection with this offering, we will enter into a 20-year fuel supply agreement with Alon Energy under which we will supply substantially all of the motor fuel requirements of Alon Energy’s retail convenience stores. We will also enter into a 20-year asphalt supply agreement with Alon Energy. Please read “Certain Relationships and Related Party Transactions—Agreements with Alon Energy—Supply Agreement.”

In addition, pursuant to our supply and offtake agreement with J. Aron, J. Aron purchases certain refined products we produce at the Big Spring refinery at market prices.

Marketing

Branded Transportation Fuel Marketing. We sell approximately 56.1% of the gasoline produced at our Big Spring refinery on a branded basis. We sell motor fuel under the Alon brand through various terminals to supply approximately 625 locations, including the majority of Alon Energy’s 299 retail locations and other Alon-branded independent locations. For the year ended December 31, 2011 and the nine months ended September 30, 2012, we sold 368.4 million and 290.7 million gallons, respectively, of branded motor fuel for distribution to Alon Energy’s retail convenience stores and other retail distribution outlets.

Unbranded Transportation Fuel Marketing. We presently sell a majority of the diesel fuel and approximately 22.7% of the gasoline produced at our Big Spring refinery on an unbranded basis. For the year ended December 31, 2011 and the nine months ended September 30, 2012, we sold over 17,278 bpd and 20,710 bpd, respectively, of our diesel fuel and gasoline production as unbranded fuels, which were largely sold through our physically integrated system.

Product Supply Sales. We sell transportation fuel production in excess of our branded and unbranded marketing needs through bulk sales and exchange channels. These bulk sales and exchange arrangements are entered into with various oil companies and traders and are transported through our product pipeline network or truck deliveries. Our petrochemical feedstock and other petroleum product production is sold to a wide customer base and is transported through truck and railcars.

Jet Fuel Marketing. We market substantially all the jet fuel produced at our Big Spring refinery as JP-8 grade to the Defense Energy Supply Center (“DESC”). All DESC contracts are for a one-year term and are awarded through a competitive bidding process. We have traditionally bid for contracts to supply Dyess Air Force Base in Abilene, Texas and Sheppard Air Force Base in Wichita Falls, Texas. Jet fuel production in excess of existing contracts is sold through unbranded rack sales.

Distribution Network and Distributor Arrangements. We sell motor fuel to Alon Energy’s retail locations and to approximately 20 third-party distributors, who then supply and sell to retail outlets. The supply agreements we maintain with our distributors are generally for three-year terms and usually include 10-day payment terms. All supplied distributors comply with our ratability program, which involves incentives and penalties based on the consistency of their purchases.

Alon Brand Sub-Licensing. We sub-license the Alon brand and provide payment card processing services, advertising programs and loyalty and other marketing programs to 37 distributors supplying approximately 130 additional stores. We offer sub-licensing to distributors supplying geographic areas where we choose not to supply motor fuels. This sub-licensing program allows us to expand the geographic footprint of the Alon brand, thereby increasing its recognition. Each sub-licensee pays royalties on a per gallon basis and is required to comply with the minimum standards program and utilize our payment card processing services.

Competition

The petroleum refining and marketing industry continues to be highly competitive. Our principal competitors include major independent refining and marketing companies such as Valero and Phillips 66. Our industry is also impacted by competition from integrated, multi-national oil companies, including Chevron, ExxonMobil and Shell. Because of their diversity, integration of operations and larger capitalization, these major competitors may have greater financial support and diversity with a potential better ability to bear the economic risks, operating risks and volatile market conditions associated with the petroleum industry.

Financial returns in the refining and marketing industry depend on the difference between refined product prices and the prices for crude oil and other feedstock, also referred to as refining margins. Refining margins are impacted by, among other things, levels of crude oil and refined product inventories, balance of supply and demand, utilization rates of refineries and global economic and political events.

All of our crude oil and feedstocks are purchased from third-party sources, while some of our vertically integrated competitors have their own sources of crude oil that they may use to supply their refineries. However, our Big Spring refinery is in close proximity to Midland, Texas, which is the largest origination terminal for West Texas crude oil, which we believe provides us with transportation cost advantages over many of our competitors in this region.

The market for our refined products are generally supplied by a number of refiners, including large integrated oil companies or independent refiners. These larger companies typically have greater resources and may have greater flexibility in responding to volatile market conditions or absorbing market changes.

The principal competitive factors affecting our wholesale marketing business are price and quality of products, reliability and availability of supply and location of distribution points.

Trade Names, Service Marks and Trademarks

We hold and use certain trade secret and confidential information related specifically to our refining operations. In addition, we are party to various process license agreements that allow us to use certain intellectual property rights of third parties in our refining operations pursuant to fully paid up licenses.

Governmental Regulation and Legislation

Environmental Controls and Expenditures

Our operations are subject to extensive and frequently changing federal, state, regional and local laws, regulations and ordinances relating to the protection of the environment, including those governing emissions or discharges to the air, water, and land, the handling, reclamation and/or disposal of petroleum hydrocarbons, hazardous substances and wastes and the remediation of contamination. We believe our operations are generally in substantial compliance with these requirements. Over the next several years our operations will have to meet new requirements being promulgated by the EPA and the states and jurisdictions in which we operate.

Fuels. The federal Clean Air Act and its implementing regulations require, among other things, significant reductions in the sulfur content in gasoline and diesel fuel. These regulations required most refineries to reduce the sulfur content in gasoline to 30 ppm and diesel to 15 ppm.

Gasoline and diesel produced at our Big Spring refinery currently meet the low sulfur gasoline and ultralow sulfur diesel fuel standards. The EPA is expected to publish a proposed rule to further reduce sulfur in gasoline and diesel fuel in the second half of 2012, and the rule is expected to be finalized in 2013. Depending on the final standard, our Big Spring refinery may be required to install controls to further reduce sulfur. The need for or costs of any such controls is not known at this time.

In February 2007, the EPA adopted final rules to reduce the levels of benzene in gasoline on a nationwide basis. More specifically, beginning in 2011, refiners meet an annual average gasoline benzene content standard of 0.62%, which may be achieved through the purchase of benzene credits, and that beginning on July 1, 2012, refiners meet a maximum average gasoline benzene concentration of 1.30%, by volume on all gasoline produced, both reformulated and conventional and without benzene credits. We have spent $14.2 million through 2011 and estimate an additional $21.0 million in costs through 2016 will be necessary in order for our Big Spring refinery to install controls to achieve these standards. Under the regulations, the EPA may grant extensions of time to comply with the annual average benzene standard if a refinery demonstrates that unusual circumstances exist that impose extreme hardship and significantly affect the ability of the refinery to comply.

We are subject to the renewable fuel standard which requires refiners to blend renewable fuels (e.g., ethanol, biodiesel) into their finished transportation fuels or purchase renewable energy credits, called RINs, in lieu of blending. The EPA establishes new annual renewable fuel percentage standards for each compliance year in the preceding year. Effective January 1, 2012, the EPA raised the renewable fuel percentage standard to approximately 9.2%. Our Big Spring refinery has received an extension of the deadline to comply with the renewable fuel standard. Therefore, we will not be required to blend renewable fuels or purchase RINs for compliance until January 1, 2013, unless a further extension is received.

Air Emissions. Conditions may develop that require additional capital expenditures at our Big Spring refinery, product terminals and retail gasoline stations (operating and closed locations) for compliance with the Federal Clean Air Act and other federal, state and local requirements. We cannot currently determine the amounts of such future expenditures.

The EPA has adopted regulations requiring certain new or modified sources of high-volume GHG emissions to install best achievable control technology to reduce GHG emissions. If we undertake significant improvements at our Big Spring refinery that could result in an increase in GHG emissions, we could be required under EPA’s regulations to install expensive GHG emissions control equipment. Although Congress has from time to time considered adopting legislation to reduce emissions of GHGs through establishment of a market-based “cap and trade” system that would be designed to achieve yearly reductions in GHG emissions, no such legislation has been passed. While it is possible that Congress will adopt some form of federal mandatory GHG emission reductions legislation in the future, the timing and specific requirements of any such legislation are uncertain at this time.

In October 2006, we were contacted by Region 6 of the EPA and invited to enter into discussions under the EPA’s National Petroleum Refinery Initiative. This initiative addresses what the EPA deems to be the most significant Clean Air Act compliance concerns affecting the petroleum refining industry. Since March 2000, at least 31 refining companies (representing over 90% of the U.S. refining capacity) have entered into “global settlements” under the initiative. If we enter into a global settlement, it would apply to our Big Spring refinery. Based on prior settlements that the EPA has reached with other petroleum refineries under the initiative, we anticipate that the EPA will seek relief in the form of the payment of a civil penalty, the installation of air pollution controls, enhanced operations and maintenance programs, and the implementation of environmentally beneficial projects in consideration for a broad release from liability for violations that may have occurred historically. At this time, we cannot estimate the cost of any such controls, civil penalties or environmentally beneficial projects. See “Risk Factors—Risks Inherent in Our Business—We may incur significant costs to comply with new or changing environmental laws and regulations.”

On July 15, 2010, the EPA disapproved Texas’ “flexible permit program” and indicated that sources operating under a flexible permit issued by the Texas Commission on Environmental Quality (“TCEQ”) are not properly permitted and are subject to enforcement. To address the EPA’s concerns, we have applied for a non-flexible permit. The Big Spring refinery is one of over one hundred regulated facilities in Texas that will be required to obtain a new, non-flexible permit. We do not anticipate that the new non-flexible permit will require new pollution control equipment or a change in our operations. On August 13, 2012, the U.S. Fifth Circuit Court of Appeals vacated the EPA’s final rule disapproving Texas’ flexible permit program and remanded the program back to the EPA for further considerations. We are presently assessing our Big Spring refinery’s air emissions permitting alternatives as a result of this ruling.

Remediation Efforts. We are currently remediating historical soil and groundwater contamination at our Big Spring refinery. To date, we have substantially completed the remediation of the potentially contaminated areas and continue to monitor and treat groundwater at the site. The costs incurred to comply with the compliance plan were covered, with certain limitations, by an environmental indemnity provided by FINA that covered remediation costs incurred for ten years after the July 2000 closing date, with an aggregate indemnification cap of $20.0 million. We currently anticipate spending an additional $6.0 million over the next 15 years to remediate soil and groundwater contamination, including contamination at the Abilene, Southlake, and Wichita Falls terminals that we acquired from FINA at the time of the refinery acquisition, which were also covered by the FINA indemnity.

In addition, we may be required by the federal Resource Conservation and Recovery Act or the Comprehensive Environmental Resources Compensation and Liability Act and the Texas Solid Waste Disposal Act to pay for remediation of hazardous substance contamination on our property or on other property were wastes from our operations have been released into the environment, regardless of fault or the legality of the original conduct, and to pay for damages to natural resources.

Environmental Insurance. We purchased two environmental insurance policies to cover expenditures not covered by the FINA indemnification agreement, the premiums for which have been paid in full. Under an environmental clean-up cost containment, or “cost cap policy,” we are insured for remediation costs for known conditions at the time of our acquisition of the Big Spring refinery. This policy has an initial retention of $20.0 million during the first ten years after the acquisition (coinciding with the FINA indemnity), which retention is increased by $1.0 million annually during the remainder of the term of the policy. Under an environmental response, compensation and liability insurance policy, or “ERCLIP,” we are insured for bodily injury, property damage, clean-up costs, legal defense expenses and civil fines and penalties relating to unknown conditions and incidents. The ERCLIP policy is subject to a $100,000 per claim/$1.0 million aggregate sublimit on liability for civil fines and penalties and a retention of $150,000 per claim in the case of civil fines or penalties. Both the cost cap policy and ERCLIP have a term of twenty years and share a maximum aggregate limit of $40.0 million. The insurer under these policies is The Kemper Insurance Companies, which has experienced significant downgrades of its credit ratings in recent years and is currently in run-off. However, we have no reason to believe at this time that Kemper will be unable to comply with its obligations under these policies.

Environmental Indemnity to HEP. In connection with our sale of pipelines and terminals to HEP, we entered into an Environmental Agreement dated January 25, 2005 pursuant to which we agreed to indemnify HEP against certain costs and liabilities incurred by HEP to the extent resulting from the existence of environmental conditions at levels requiring remediation under applicable environmental laws at the pipelines or terminals prior to the sale or from our violation of environmental laws with respect to the pipelines and terminals occurring prior to the effective closing date of the sale but, in each case, excluding any such increased costs and liabilities to the extent caused by the actions of HEP. Our environmental indemnification obligations under the Environmental Agreement expire after February 2015. In addition, our indemnity obligations under the Environmental Agreement with respect to the sale of these pipelines and terminals (other than the Wichita Falls terminal) are subject to HEP first incurring $100,000 of damages as a result of pre-existing environmental conditions or violations. Further, our environmental indemnity obligations under the Environmental Agreement, together with any amounts paid by us to HEP with respect to indemnification for breaches of our representations and warranties under a Contribution Agreement entered into as a part of the HEP transaction, are also limited to an aggregate liability amount of $20.0 million.

With respect to remediation required for environmental conditions existing prior to the date of sale, we are performing such remediation ourselves at the Wichita Falls terminal. We will maintain this indemnification obligation following the closing of this offering.

Environmental Indemnity to Sunoco. In connection with the sale of the Amdel and White Oil crude oil pipelines, we entered into a Purchase and Sale Agreement with Sunoco pursuant to which we agreed to indemnify Sunoco against costs and liabilities incurred by Sunoco resulting from the existence of environmental conditions at the pipelines prior to March 1, 2006 or from violations of environmental laws with respect to the pipelines occurring prior to such date. To date, Sunoco has not made any claims against us under the Purchase and Sale Agreement. We will maintain this indemnification obligation following the closing of this offering.

Occupational Safety and Health Regulation. We are subject to the requirements of OSHA and comparable state statutes that regulate the protection of the health and safety of workers. In addition, OSHA requires that we maintain information about hazardous materials used or produced in our operations and that we provide this information to employees, state and local governmental authorities, and local residents. Failure to comply with OSHA requirements, including general industry standards, process safety standards and control of occupational exposure to regulated substances, could subject us to significant fines or cause us to spend significant amounts on compliance, which could have a material adverse effect on our results of operations, financial condition and the cash flows of the business and, as a result, our ability to make distributions.

Other Government Regulation

The pipelines owned or operated by us and located in Texas are regulated by Department of Transportation rules and our intrastate pipelines are regulated by the Texas Railroad Commission. Within the Texas Railroad Commission, the Pipeline Safety Section of the Gas Services Division administers and enforces the federal and state requirements on our intrastate pipelines. All of our pipelines within Texas are permitted and certified by the Texas Railroad Commission’s Gas Services Division.

The Petroleum Marketing Practices Act (“PMPA”) is a federal law that governs the relationship between a refiner and a distributor pursuant to which the refiner permits a distributor to use a trademark in connection with the sale or distribution of motor fuel. Under the PMPA, we may not terminate or fail to renew branded distributor contracts unless certain enumerated preconditions or grounds for termination or nonrenewal are met and we also comply with the prescribed notice requirements.

Seasonality

Demand for gasoline and asphalt products is generally higher during the summer months than during the winter months due to seasonal increases in highway traffic and road construction work. As a result, our operating results for the first and fourth calendar quarters are generally lower than those for the second and third calendar quarters of each year. This seasonality is most pronounced in our asphalt business. The effects of seasonal demand for gasoline are partially offset by seasonality in demand for diesel, which in our region is generally higher in winter months as east-west trucking traffic moves south to avoid winter conditions on northern routes.

Employees

We do not have any employees. We are managed and operated by the directors and officers of our general partner. All of our executive management personnel will be employees of our general partner or Alon Energy or an affiliate of Alon Energy and will devote the portion of their time to our business and affairs that is required to manage and conduct our operations. We will reimburse Alon Energy for the provision of various general and administrative services for our benefit, for direct expenses incurred by Alon Energy on our behalf and for expenses allocated to us as a result of our becoming a public entity. Please read “Certain Relationships and Related Party Transactions—Agreements with Alon Energy.”

As of September 30, 2012, Alon Energy had approximately 2,850 employees, approximately 190 of which will be employed at our Big Spring refinery and 27 of which will be employed in our marketing operations. Approximately 120 of the 190 employees at our Big Spring refinery are covered by collective bargaining agreements that expire in March 2015.

Properties and Insurance

Our principal properties are described above under the caption “—Our Refinery.” We believe that our properties and facilities are adequate for our operations and are maintained in a good state of repair in the ordinary course of our business.

We maintain significant insurance coverage, but it does not cover all potential losses, costs or liabilities. Our property and business interruption insurance policies that cover the Big Spring refinery have a $750 million limit, with a $10 million deductible for physical damage and a 75-day waiting period before losses resulting from business interruptions are recoverable. We are fully exposed to all losses in excess of the applicable limits and sub-limits and for losses due to business interruptions of fewer than 75 days.

Legal Proceedings

In the ordinary course of our business, we are subject to periodic lawsuits, investigations and claims, including environmental claims and employee related matters. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceeding or proceedings to which we are a party will have a material adverse effect on our business, results of operations, cash flows or financial condition.

MANAGEMENT

Management of Alon USA Partners, LP

We are managed and operated by the board of directors and executive officers of our general partner, Alon USA Partners GP, LLC, an indirect subsidiary of Alon Energy. Our general partner manages our operations and activities subject to the terms and conditions specified in our partnership agreement. Following this offering, Alon Energy will own, directly or indirectly, approximately 84.0% of our outstanding common units. The operations of our general partner in its capacity as general partner are managed by its board of directors. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. As a result of owning our general partner, Alon Energy will have the right to appoint all of the members of the board of directors of our general partner, including all of our general partner’s independent directors. One independent director has been appointed to the board of directors of our general partner effective November 19, 2012. Alon Energy will appoint our general partner’s second independent director within three months of the date our common units begin trading, and our general partner’s third independent director within one year from such date. Our directors will serve until the earlier of their resignation or removal.

Actions by our general partner that are made in its individual capacity will be made by Alon Energy as the owner of the sole member of our general partner and not by the board of directors of our general partner. Our general partner is not elected by our unitholders and will not be subject to re-election on a regular basis in the future. The officers of our general partner will manage the day-to-day affairs of our business.

Limited partners will not be entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation. Our partnership agreement contains various provisions which replace default fiduciary duties with contractual corporate governance standards. See “The Partnership Agreement.” Our general partner will be liable, as a general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made expressly non-recourse to it. Our general partner therefore may cause us to incur indebtedness or other obligations that are non-recourse to it.

As a publicly traded partnership, we qualify for, and are relying on, certain exemptions from the NYSE’s corporate governance requirements, including:

•	the requirement that a majority of the board of directors of our general partner consist of independent directors;

•	the requirement that the board of directors of our general partner have a nominating/corporate governance committee that is composed entirely of independent directors; and

•	the requirement that the board of directors of our general partner have a compensation committee that is composed entirely of independent directors.

As a result of these exemptions, our general partner’s board of directors will not consist of a majority of independent directors and our general partner’s board of directors does not currently intend to establish a compensation committee or a nominating/corporate governance committee. Accordingly, unitholders will not have the same protections afforded to equityholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Upon completion of this offering, we expect that the board of directors of our general partner will consist of eight directors.

The board of directors of our general partner will establish an audit committee consisting of members who meet the independence and experience standards established by the NYSE and the Exchange Act. The audit committee’s responsibilities are to review our accounting and auditing principles and procedures, accounting functions, financial reporting and internal controls; to oversee the qualifications, independence, appointment, retention, compensation and performance of our independent registered public accounting firm; to recommend to the board of directors the engagement of our independent registered public accounting firm; to review with the independent registered public accounting firm the plans and results of the auditing engagement; and to oversee “whistle-blowing” procedures and certain other compliance matters. The NYSE’s regulations and applicable laws require that our general partner has an audit committee consisting of at least three independent directors not later than one year following the effective date of this prospectus.

In addition, the board of directors of our general partner will establish a conflicts committee consisting entirely of independent directors. Pursuant to our partnership agreement, the board may, but is not required to, seek the approval of the conflicts committee whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any public unitholder, on the other, including any related party transactions. The board of directors will determine whether to seek approval of the conflicts committee on a case by case basis. The conflicts committee may then determine whether the resolution of the conflict of interest is in the best interests of the partnership. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors. Any matters approved by the conflicts committee will be conclusively deemed to be in our best interests, approved by all of our partners and not a breach by the general partner of any duties it may owe us or our unitholders.

In determining whether to seek approval from the conflicts committee, the board of directors of our general partner will consider a variety of factors, including the size and dollar amount involved in the potential transaction, the type of assets involved in the potential transaction, the various parties to the transaction, the interests of the various board members (if any) in the potential transaction, the interests of Alon Energy and its affiliates (if any) in the potential transaction, and any other factors the board of directors deems relevant in determining whether it should seek approval from the conflicts committee.

Whenever our general partner makes a determination or takes or declines to take an action in its individual, rather than representative, capacity, it is entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to us, any limited partner or assignee, and it is not required to act in good faith or pursuant to any other standard imposed by our partnership agreement or under Delaware law or any other law. Examples include the exercise of its call right or its registration rights, its voting rights with respect to the units it owns and its determination whether or not to consent to any merger or consolidation of the partnership. In addition, our general partner may decline to undertake any transaction that it believes would materially adversely affect Alon Energy’s ability to continue to comply with the covenants contained in its debt agreements. Decisions by our general partner that are made in its individual capacity will be made by Alon Energy, as the owner of the sole member of our general partner, not by the board of directors of our general partner.

Executive Officers and Directors

The executive officers of our general partner are also executive officers of Alon Energy, and are providing their services to our general partner and us pursuant to the services agreement entered into among us, Alon Energy and our general partner. The executive officers listed below will divide their working time between the management of Alon Energy and us. The approximate weighted average percentages of the amount of time the executive officers spent on management of our business in 2011 are as follows: David Wiessman (25%), Jeff D. Morris (25%), Paul Eisman (25%), Shai Even (25%), Jimmy C. Crosby (100%), Alan Moret (25%), Claire Hart (25%), Michael Oster (25%) and Kyle McKeen (25%).

The table below sets forth the names, positions and ages of the executive officers and directors of our general partner.

Name	Age	Position With Our General Partner
David Wiessman	58	Executive Chairman of the Board of Directors
Jeff D. Morris	61	Vice Chairman of the Board of Directors
Paul Eisman	57	President, Chief Executive Officer and Director
Itzhak Bader	66	Director
Boaz Biran	49	Director
Snir Wiessman	31	Director
Eitan Raff	70	Director
Mordehay Ventura	57	Director
Shai Even	44	Senior Vice President, Chief Financial Officer
Jimmy C. Crosby	53	Vice President of Refining and Chief Operating Officer
Alan Moret	58	Senior Vice President of Supply
Claire Hart	56	Senior Vice President
Michael Oster	40	Senior Vice President of Mergers and Acquisitions
Kyle McKeen	49	Vice President of Wholesale Marketing

David Wiessman—Executive Chairman. Mr. D. Wiessman was appointed Chairman of the board of directors of our general partner in August 2012. Mr. D. Wiessman has served as Executive Chairman of the Board of Directors of Alon Energy since July 2000 and served as President and Chief Executive Officer of Alon Energy from its formation in 2000 until May 2005. Mr. D. Wiessman has over 25 years of oil industry and marketing experience. Since 1994, Mr. D. Wiessman has been Chief Executive Officer, President and a director of Alon Israel, Alon Energy’s parent company. In 1987, Mr. D. Wiessman became Chief Executive Officer of, and a stockholder in, Bielsol Investments (1987) Ltd. (“Bielsol”), which acquired a 50% interest in Alon Israel in 1992. In 1976, after serving in the Israeli Air Force, Mr. D. Wiessman became Chief Executive Officer of Bielsol Ltd., a privately owned Israeli company that owns and operates gasoline stations and owns real estate in Israel. Mr. D. Wiessman has also been Executive Chairman of the Board of Directors of Alon Holdings Blue Square-Israel, Ltd., which is listed on the NYSE, and the Tel Aviv Stock Exchange (the “TASE”) since 2003, Chairman of Blue Square Real Estate Ltd., which is listed on the TASE, since 2006, and Executive Chairman of the Board and President of Dor-Alon Energy Israel (1988) Ltd., which is listed on the TASE, since 2005, all of which are subsidiaries of Alon Israel. Mr. D. Wiessman has also served as Executive Chairman of the Board of Directors of Alon Refining Krotz Springs, Inc. (“Krotz Springs”) since May 2008. Krotz Springs is a subsidiary of Alon Energy through which Alon Energy conducts its Louisiana refining business and which has publicly traded debt in the United States. We believe Mr. D. Wiessman’s vision, business expertise, industry experience, leadership skills and devotion to community service qualify him to serve as Executive Chairman of the board of directors of our general partner. David Wiessman is the father of Snir Wiessman, who has agreed to join the board of directors of our general partner prior to or upon our listing date on the NYSE.

Jeff D. Morris—Vice Chairman. Mr. Morris was appointed Vice Chairman of the board of directors of our general partner in November 2012. Mr. Morris has served as Vice Chairman of the Board of Directors of Alon Energy since May 2011 and a director since May 2005. Prior to this Mr. Morris served as Alon Energy’s Chief Executive Officer from May 2005 to May 2011, as Chief Executive Officer of Alon Energy’s operating subsidiaries from July 2000 to May 2011, Alon Energy’s President from May 2005 until March 2010 and President of its operating subsidiaries from July 2000 until March 2010. Prior to joining Alon Energy, he held various positions at Fina, Inc., where he began his career in 1974. Mr. Morris served as Vice President of Fina’s SouthEastern Business Unit from 1998 to 2000 and as Vice President of its SouthWestern Business Unit from 1995 to 1998. In these capacities, he was responsible for both the Big Spring refinery and Fina’s Port Arthur refinery and the crude oil gathering assets and marketing activities for both business units. Mr. Morris has also been a director of Krotz Springs since 2008. We believe that Mr. Morris’ position as Chief Executive Officer of Alon Energy, detailed knowledge of Alon Energy’s operations and assets, expertise in oil refining and marketing, devotion to community service and management skills qualify him to serve as a member of the board of directors of our general partner.

Paul Eisman—President, Chief Executive Officer and Director. Mr. Eisman was appointed President, Chief Executive Officer and Director of our general partner in August 2012. Mr. Eisman became president of Alon Energy in March 2010. Prior to joining Alon Energy, Mr. Eisman was Executive Vice President, Refining & Marketing Operations at Frontier Oil Corporation from March 2006 to October 2009 and held various positions at KBC Advanced Technologies from June 2003 to March 2006, including Vice President of North American Operations. In 2002, Mr. Eisman was Senior Vice President of Planning for Valero Energy Corporation following Valero’s acquisition of Ultramar Diamond Shamrock. Prior to the acquisition, Mr. Eisman had a 24-year career with Ultramar Diamond Shamrock, serving in many technical and operational roles including Executive Vice President of Corporate Development and Refinery Manager at the McKee refinery. Mr. Eisman has also been a director of Alon Refining Krotz Springs, Inc. since May 2010. Mr. Eisman was selected to serve as a director of our general partner because of his position as president of Alon Energy, extensive management experience, leadership skills and knowledge of our operations.

Itzhak Bader—Director. Mr. Bader joined the board of directors of our general partner in November 2012. Mr. Bader has served as a director of Alon Energy since August 2000. Mr. Bader has also served as Chairman of the Board of Directors of Alon Israel since 1993. He is Chairman of Granot Cooperative Regional Organization Corporation, a purchasing organization of the Kibbutz movement, a position he has held since 1995. In addition, he is also Chairman of Gat Givat Haim Agricultural Cooperative for Conservation of Agricultural Production Ltd., an Israeli beverage producer, a position he has held since 1999. Mr. Bader has also been the Co-Chairman of Dor-Alon Energy in Israel (1988) Ltd. since 2005, a director of Alon Holdings Blue Square-Israel, Ltd. since 2003 and a director of Blue Square Real Estate Ltd. since 2005, each a subsidiary of Alon Israel. We believe that Mr. Bader’s experience gained while serving as a director on a number of companies’ boards, including several chairman positions, qualifies him to serve as a member of the board of directors of our general partner.

Boaz Biran—Director. Mr. Biran joined the board of directors of our general partner in November 2012. Mr. Biran has served as director of Alon Energy since May 2002. Mr. Biran has been a director of Bielsol since 1998 and served as Chairman of the Board of Directors of Rosebud Real Estate Ltd., an investment company in Israel listed on the TASE, since November 2003. Mr. Biran was also a partner in Shraga F. Biran & Co., a law firm in Israel, from 1999 to 2008. We believe that Mr. Biran’s broad business background and experience, legal expertise and directorship experience qualify him to serve as a member of the board of directors of our general partner.

Snir Wiessman—Director. Mr. S. Wiessman joined the board of directors of our general partner in November 2012. Mr. S. Wiessman has served as a director of Alon Brands, Inc., a subsidiary of Alon Energy, since November 2008. Mr. S. Wiessman has served as a Business Development and M&A Manager of Alon Israel since August 2007. Mr. Wiessman has also served as a Director of Dor-Alon Fuel Stations Operation Ltd., an Israeli gas station and convenience store operator, from August 2003 to October 2010 and AM:PM, an Israeli convenience store operator, from January 2008 to October 2010. AM:PM and Dor-Alon Fuel Station Operation Ltd. merged in October 2010 and Mr. S. Wiessman has served as a director in the merged entity, Dor-Alon Retail Sites Management, since this time. Dor-Alon Retail Sites Management is a subsidiary of Dor-Alon Energy in Israel (1988) Ltd., which is listed on the TASE. Snir Wiessman is the son of David Wiessman, who is also a member of the board of directors of our general partner. We believe Mr. S. Wiessman’s broad business background and experience qualify him to serve as a member of the board of directors of our general partner.

Eitan Raff—Director. Mr. Raff joined the board of directors of our general partner in November 2012. Mr. Raff has served as a director of Verifone Systems, Inc. since October 2007. Mr. Raff currently serves as a financial consultant to Wolfson Clore Mayer Ltd. and as a senior advisor to Morgan Stanley. Mr. Raff is also chairman of the public board of Youth Leading Change, a non-profit association, and previously served as the Accountant General (Treasurer) in the Israeli Ministry of Finance. Mr. Raff holds a B.A. and M.B.A. from the

Hebrew University of Jerusalem. Mr. Raff currently serves on the boards of directors of Israel Corp. Ltd. and a number of privately-held corporations. Mr. Raff previously served as chairman of the board of directors of Bank Leumi le Israel B.M., Bank Leumi USA and Bank Leumi UK plc from 1995 until 2010. He currently serves on the investment and capital structure committee of Israel Corp. While serving on the Bank Leumi le Israel B.M. board, Mr. Raff served on a number of committees of the board of directors, including the committees on credit, finance, administration, conflicts of interest and risk management. We have concluded that Mr. Raff’s experience gained while serving as a director on a number of companies’ boards, including several chairman positions, qualifies him to serve as a member of the board of directors of our general partner.

Mordehay Ventura—Director. Mr. Ventura joined the board of directors of our general partner in November 2012. Mr. Ventura has been the Chief Executive Officer of Mishkey Hadarom Aguda Haklait Shitufit Ltd. since 2004. Mr. Ventura has been a Director at Alon Holdings Blue Square—Israel Ltd since March 22, 2012. He serves as a Director in Oil Holdings (Founded by the Kibbutzim Organizations) Ltd., Alon Israel Oil Company Ltd., Dor Alon Energy in Israel (1988) Ltd., Dor Alon Retail Sites Management Ltd. Gan Smuel Mazon Ltd., Ganir (1992) Ltd., Hadarey Nitzanim Aguda Haklait Shitufit Ltd., Sivey Hadarom (S.D.) Ltd., Hanegev Aguda Haklait Shitufit Transport Company Ltd., Megadley Drom Yehuda Aguda Haklait Shitufit Ltd., Shkedey Drom Yehuda Aguda Haklait Shitufit Ltd., Zeitey Drom Yehuda Aguda Haklait Shitufit Ltd., Hazera (1939) Ltd., Megadley Zraim Ltd., the Egg and Poultry Board, Yoav Regional Council, Amal Darom Aguda Haklait Shitufit Ltd., Marbek Services and assets (2002) Ltd., Shovre Bar Import Feeding Stuff Ltd., Mishkey Dan Partnership, Dana Finance Services Ltd., Amber Machon Letaarovet Aguda Haklait Shitufit Merkazit Ltd., and Tnuva Holdings. Mr. Ventura serves as a Director in several companies, including companies within Alon Israel Oil Company Ltd. group, companies related to Miskey Hadarom and others. Mr. Ventura holds a BA degree in Economics and Business Administration from the Rupin College. We have concluded that Mr. Ventura’s experience gained while serving as a director on a number of companies’ boards and extensive experience in the financial industry qualifies him to serve as a member of the board of directors of our general partner.

Shai Even—Senior Vice President, Chief Financial Officer. Mr. Even was appointed Senior Vice President, Chief Financial Officer and Director of our general partner in August 2012. Mr. Even has served as Senior Vice President of Alon Energy since August 2008, Vice President of Alon Energy from May 2005 to August 2008 and as Alon Energy’s Chief Financial Officer since December 2004. Mr. Even also served as Alon Energy’s Treasurer from August 2003 until March 2007. Prior to joining Alon Energy, Mr. Even served as Chief Financial Officer of DCL Technologies, Ltd. from 1996 to July 2003 and prior to that worked for KPMG LLP from 1993 to 1996. Mr. Even has also been a director of Alon Refining Krotz Springs, Inc. since July 2008 and Alon Brands, Inc. since November 2008. Mr. Even was selected to serve as a director of our general partner because of his financial education and expertise, financial reporting background, public accounting experience, management experience and detailed knowledge of our operations. Mr. Even stepped down as a director of our general partner in November 2012.

Jimmy C. Crosby—Vice President of Refining and Chief Operating Officer. Mr. Crosby was appointed Vice President of Refining of our general partner in August 2012 and the Chief Operating Officer of our general partner in November 2012. Mr. Crosby has served as Vice President of Refining–Big Spring of Alon Energy since January 2010, with responsibility for operations at the Big Spring refinery. Prior to this, Mr. Crosby served as Vice President of Refining–California Refineries of Alon Energy from March 2009 until January 2010, as Vice President of Refining and Supply from May 2007 to March 2009, as Vice President of Supply and Planning from May 2005 to May 2007 and as General Manager of Business Development and Planning from August 2000 to May 2005. Prior to joining Alon Energy, Mr. Crosby worked with FINA from 1996 to August 2000 where he last held the position of Manager of Planning and Economics for the Big Spring refinery.

Alan Moret—Senior Vice President of Supply. Mr. Moret was appointed Senior Vice President of Supply of our general partner in August 2012. Mr. Moret has served as Senior Vice President of Supply of Alon Energy since August 2008. Mr. Moret served as Alon Energy’s Senior Vice President of Asphalt Operations from

August 2006 to August 2008, with responsibility for asphalt operations and marketing at Alon Energy’s refineries and asphalt terminals. Mr. Moret has also served as an officer of Alon Refining Krotz Springs, Inc. since July 2008. Prior to joining Alon Energy, Mr. Moret was President of Paramount Petroleum Corporation from November 2001 to August 2006. Prior to joining Paramount Petroleum Corporation, Mr. Moret held various positions with Atlantic Richfield Company, most recently as President of ARCO Crude Trading, Inc. from 1998 to 2000 and as President of ARCO Seaway Pipeline Company from 1997 to 1998.

Claire Hart—Senior Vice President. Mr. Hart was appointed Senior Vice President of our general partner in August 2012. Mr. Hart has served as Senior Vice President of Alon Energy since January 2004 and also served as Alon Energy’s Chief Financial Officer and Vice President from August 2000 to January 2004. In addition, Mr. Hart has been an officer of Alon Refining Krotz Springs, Inc. since July 2008. Prior to joining Alon Energy, Mr. Hart held various positions in the Finance, Accounting and Operations departments of FINA for 13 years, serving as Treasurer from 1998 to August 2000 and as General Manager of Credit Operations from 1997 to 1998.

Michael Oster—Senior Vice President of Mergers and Acquisitions. Mr. Oster was appointed Senior Vice President of Mergers and Acquisitions of our general partner in August 2012. Mr. Oster has served as Senior Vice President of Mergers and Acquisitions of Alon Energy since August 2008 and has served as an officer of Alon Refining Krotz Springs, Inc. since August 2009. Prior to joining Alon Energy, Mr. Oster was a partner in the Israeli law firm of Yehuda Raveh and Co.

Kyle McKeen—Vice President of Wholesale Marketing. Mr. McKeen was appointed Vice President of Wholesale Marketing of our general partner in August 2012. Mr. McKeen has served as President and Chief Executive Officer of Alon Brands, Inc., Alon Energy’s subsidiary that manages retail and branded marketing operations, since May 2008. From 2005 to 2008, Mr. McKeen served as President and Chief Operating Officer of Carter Energy, an independent energy marketer supporting over 600 retailers by providing fuel supply, merchandising and marketing support, and consulting services. Prior to joining Carter Energy in 2005, Mr. McKeen was a member of the Board of Managers of Alon USA Interests, LLC from September 2002 to 2005 and held numerous positions of increasing responsibilities with Alon Energy, including Vice President of Marketing.

EXECUTIVE COMPENSATION

Executive Compensation

Compensation Discussion and Analysis

We and our general partner were formed in August 2012. Accordingly neither we nor our general partner have accrued any obligations with respect to management compensation or retirement benefits for directors and executive officers for any periods prior to our formation date.

Neither we nor our general partner directly employ any of the persons responsible for managing our business. All of the initial executive officers that will be responsible for managing our day to day affairs are also current officers of our parent Alon Energy, and therefore will have responsibilities for both us and Alon Energy. The individuals that are considered to be “named executive officers” at Alon Energy and which will also provide management services to us are as follows:

•	Paul Eisman—Chief Executive Officer

•	Jeff D. Morris—Vice Chairman of the Board of Directors

•	Shai Even—Senior Vice President and Chief Financial Officer

•	David Wiessman—Executive Chairman of the Board of Directors

•	Alan Moret—Senior Vice President of Supply

•	Michael Oster—Senior Vice President of Mergers and Acquisitions

The objectives of Alon Energy’s compensation policies are to attract, motivate and retain qualified management and personnel who are highly talented while ensuring that executive officers and other employees are compensated in a manner that advances both the short- and long-term interests of unitholders. In pursuing these objectives, Alon Energy’s compensation committee believes that compensation should reward executive officers and other employees for both their personal performance and the performance of Alon Energy and its subsidiaries. For a detailed discussion of the compensation and benefits that Alon Energy provided to the officers noted above during the 2009, 2010 and 2011 fiscal years, as applicable for each officer, please see Alon Energy’s most recent proxy statement, filed with the SEC on March 31, 2012.

The officers and all other personnel necessary for our business to function will be employed and compensated by our parent Alon Energy, subject to the administrative services fee or reimbursement by us in accordance with the terms of the omnibus agreement. Under the omnibus agreement, none of Alon Energy’s long-term incentive compensation expense will be allocated to us. However, we will be responsible for paying the long-term incentive compensation expense associated with our long-term incentive plan described below. The executive officers that perform services for us who are also direct employees of Alon Energy will continue to participate in employee benefit plans and arrangements sponsored by Alon Energy, including plans that may be established in the future. Neither we nor our general partner have entered into any additional employment or benefit-related agreements with any of the individuals who provide executive officer services to us, and we do not anticipate entering into any such agreements in the near future.

We are not presenting any compensation for historical periods as we and our general partner were formed in August 2012. We are a new subsidiary formed to hold various portions of Alon Energy’s business. Compensation paid by or awarded by us in 2012 with respect to the executive officers of Alon Energy that also provide services to us will reflect only the portion of compensation paid by Alon Energy that is allocated to us pursuant to Alon Energy’s allocation methodology and subject to the terms of the omnibus agreement. The compensation expenses that we will incur pursuant to the omnibus agreement will be based upon the amount of time spent by such officers managing our business and operations during the applicable fiscal year. Please read “Certain Relationships and Related Party Transactions—Agreements with Alon Energy—Omnibus Agreement” for more information regarding the terms of the omnibus agreement. Responsibility and authority for compensation-related decisions for Alon Energy’s executive officers will reside with the board of directors of Alon Energy and its committees (other than compensation under our long-term incentive plan should we choose to issue awards directly to those individuals). Any such compensation decisions by Alon Energy will not be subject to any approvals by the board of directors of our general partner or any committees thereof.

Following the closing of this offering, the board of directors of our general partner may grant awards to individuals who support our operations, whether or not they also provide services to Alon Energy, pursuant to the long-term incentive plan described below. Our general partner intends to implement the long-term incentive plan to provide us with maximum flexibility with respect to the design of compensatory arrangements for individuals providing services to us; however, neither we nor our general partner currently have plans to make any grants under the long-term incentive plan in conjunction with this offering or in the near term.

Long-Term Incentive Plan

We, through our general partner, have adopted the Alon USA Partners, LP 2012 Long-Term Incentive Plan (the “LTIP”) for the employees, consultants and the directors of us, our general partner and its affiliates who perform services for us. The description of the LTIP set forth below is a summary of the material features of the plan. This summary, however, does not purport to be a complete description of all the provisions of the LTIP. This summary is qualified in its entirety by reference to the LTIP, a copy of which has been filed as an exhibit to this registration statement. The purpose of the LTIP is to provide a means to attract and retain individuals who will provide services to us by affording such individuals a means to acquire and maintain ownership of awards, the value of which is tied to the performance of our common units.

The LTIP provides grants of (1) unit options (“Options”), (2) unit appreciation rights (“UARs”), (3) restricted units (“Restricted Units”), (4) phantom units (“Phantom Units”), (5) unit awards (“Unit Awards”), (6) substitute awards, (7) other unit-based awards (“Unit-Based Awards”), (8) cash awards, (9) performance awards, and (10) distribution equivalent rights (“DERs”) (collectively referred to as “Awards”).

Administration

The LTIP will be administered by the board of directors of our general partner or an alternative committee appointed by the board of directors of our general partner, which we refer to together as the committee for purposes of this summary. The committee will administer the LTIP pursuant to its terms and all applicable state, federal, or other rules or laws. The committee will have the power to determine to whom and when Awards will be granted, determine the amount of Awards (measured in cash or in shares of our common units), proscribe and interpret the terms and provisions of each Award agreement (the terms of which may vary), accelerate the vesting provisions associated with an Award, delegate duties under the LTIP, and execute all other responsibilities permitted or required under the LTIP. In the event that the committee is not comprised of “nonemployee directors” within the meaning of Rule 16b-3 under the Exchange Act, a subcommittee of two or more nonemployee directors will administer all Awards granted to individuals that are subject to Section 16 of the Exchange Act.

Securities to be Offered

The maximum aggregate number of shares of common units that may be issued pursuant to any and all Awards under the LTIP shall not exceed 3,125,000 units, subject to adjustment due to recapitalization or reorganization, or related to forfeitures or the expiration of Awards, as provided under the LTIP.

If a common unit subject to any Award is not issued or transferred, or ceases to be issuable or transferable for any reason, including (but not exclusively) because units are withheld or surrendered in payment of taxes or any exercise or purchase price relating to an Award or because an Award is forfeited, terminated, expires unexercised, is settled in cash in lieu of common units or is otherwise terminated without a delivery of units, those common units will again be available for issue, transfer or exercise pursuant to Awards under the LTIP to the extent allowable by law.

Options. We may grant Options to eligible persons. Option Awards are options to acquire common units at a specified price. The exercise price of each option granted under the LTIP will be stated in the option agreement and may vary; provided, however, that, the exercise price for an Option must not be less than 100% of the fair market value per common unit as of the date of grant of the Option unless that Option is intended to otherwise comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). Options may be exercised in the manner and at such times as the committee determines for each Option, unless that Option is determined to be subject to Section 409A of the Code, where the Option will be subject to any necessary timing restrictions imposed by the Code or federal regulations. The committee will determine the methods and form of payment for the exercise price of an Option and the methods and forms in which common units will be delivered to a participant.

UARs. A UAR is the right to receive, in cash or in common units, as determined by the committee, an amount equal to the excess of the fair market value of one common unit on the date of exercise over the grant price of the UAR. The committee will be able to make grants of UARs and will determine the time or times at which a UAR may be exercised in whole or in part. The exercise price of each UAR granted under the LTIP will be stated in the UAR agreement and may vary; provided, however, that, the exercise price must not be less than 100% of the fair market value per common unit as of the date of grant of the UAR unless that UAR Award is intended to otherwise comply with the requirements of Section 409A of the Code.

Restricted Units. A Restricted Unit is a grant of a common unit subject to a risk of forfeiture, performance conditions, restrictions on transferability, and any other restrictions imposed by the committee in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the committee. The committee shall provide, in the Restricted Unit agreement, whether the Restricted Unit will be forfeited upon certain terminations of employment. Unless otherwise determined by the committee, a common unit distributed in connection with a unit split or unit dividend, and other property distributed as a dividend, will generally be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Unit with respect to which such common unit or other property has been distributed.

Phantom Units. Phantom Units are rights to receive common units, cash, or a combination of both at the end of a specified period. The committee may subject Phantom Units to restrictions (which may include a risk of forfeiture) to be specified in the Phantom Unit agreement that may lapse at such times determined by the committee. Phantom Units may be satisfied by delivery of common units, cash equal to the fair market value of the specified number of common units covered by the Phantom Unit, or any combination thereof determined by the committee. Except as otherwise provided by the committee in the Phantom Unit agreement or otherwise, Phantom Units subject to forfeiture restrictions may be forfeited upon termination of a Participant’s employment prior to the end of the specified period. Cash dividend equivalents may be paid during or after the vesting period with respect to a Phantom Units, as determined by the committee.

Unit Awards. The committee will be authorized to grant common units that are not subject to restrictions. The committee may grant Unit Awards to any eligible person in such amounts as the committee, in its sole discretion, may select.

Substitute Awards. The LTIP will permit the grant of Awards in substitution for similar awards held by individuals who become employees or directors as a result of a merger, consolidation or acquisition by us, an affiliate of another entity or the assets of another entity. Such substitute Awards that are Options or UARs may have exercise prices less than 100% of the fair market value per common unit on the date of the substitution if such substitution complies with Section 409A of the Code and its regulations, and other applicable laws and exchange rules.

Unit-Based Awards. The LTIP will permit the grant of other Unit-Based Awards, which are Awards that may be based, in whole or in part, on the value or performance of a common unit or are denominated or payable in common units. Upon settlement, the Unit-Based Award may be paid in common units, cash or a combination thereof, as provided in the Award agreement.

Cash Awards. The LTIP will permit the grant of Awards denominated in and settled in cash. Cash Awards may be based, in whole or in part, on the value or performance of a common unit.

Performance Awards. The committee may condition the right to exercise or receive an Award under the LTIP, or may increase or decrease the amount payable with respect to an Award, based on the attainment of one or more performance conditions deemed appropriate by the committee.

DERs. The committee will be able to grant DERs in tandem with Awards under the LTIP (other than an award of Restricted Units or Unit Awards), or they may be granted alone. DERs entitle the participant to receive cash equal to the amount of any cash distributions made by us during the period the DER is outstanding. Payment of a DER issued in connection with another Award may be subject to the same vesting terms as the Award to which it relates or different vesting terms, in the discretion of the committee.

Miscellaneous

Tax Withholding. At our discretion, subject to conditions that the committee may impose, a participant’s minimum statutory tax withholding with respect to an Award may be satisfied by withholding from any payment related to an Award or by the withholding of common units issuable pursuant to the Award based on the fair market value of the common units.

Anti-Dilution Adjustments. If any “equity restructuring” event occurs that could result in an additional compensation expense under Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC Topic 718”) if adjustments to Awards with respect to such event were discretionary, the committee will equitably adjust the number and type of units covered by each outstanding Award and the terms and conditions of such Award to equitably reflect the restructuring event, and the committee will adjust the number and type of units with respect to which future Awards may be granted. With respect to a similar event that would not result in a FASB ASC Topic 718 accounting charge if adjustment to Awards were discretionary, the committee shall have complete discretion to adjust Awards in the manner it deems appropriate. In the event the committee makes any adjustment in accordance with the foregoing provisions, a corresponding and proportionate adjustment shall be made with respect to the maximum number of units available under the LTIP and the kind of units or other securities available for grant under the LTIP. Furthermore, in the case of (i) a subdivision or consolidation of the common units (by reclassification, split or reverse split or otherwise), (ii) a recapitalization, reclassification or other change in our capital structure or (iii) any other reorganization, merger, combination, exchange or other relevant change in capitalization of our equity, then a corresponding and proportionate adjustment shall be made in accordance with the terms of the LTIP, as appropriate, with respect to the maximum number of units available under the LTIP, the number of units that may be acquired with respect to an Award, and, if applicable, the exercise price of an Award in order to prevent dilution or enlargement of Awards as a result of such events.

Change in Control. Upon a “change of control” (as defined in the LTIP), the committee may, in its discretion, (i) remove any forfeiture restrictions applicable to an Award, (ii) accelerate the time of exercisability or vesting of an Award, (iii) require Awards to be surrendered in exchange for a cash payment, (iv) cancel unvested Awards without payment or (v) make adjustments to Awards as the committee deems appropriate to reflect the change of control.

Director Compensation

Officers or employees of Alon Energy or its subsidiaries who also serve as directors of our general partner will not receive additional compensation for such service. Our general partner anticipates that its directors who are not also officers or employees of Alon Energy or its subsidiaries will receive compensation for service on the board of directors and its committees. We currently expect to pay such directors an annual retainer of $50,000 and award such directors $25,000 annually in restricted equity interests which will vest in three equal installments on each of the first, second and third anniversaries of the grant date. We currently expect to pay the audit committee chairman an annual amount of $10,000. In addition, each such director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board and committee meetings. We currently expect to pay meeting fees to such directors in the amount of $1,500 for each in-person board or committee meeting, and $900 for each telephonic board or committee meeting. Each director will be fully indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law pursuant to our partnership agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding beneficial ownership of our common units following this offering by:

•	our general partner;

•	each of our general partner’s directors;

•	each of our general partner’s named executive officers;

•	each unitholder known by us to beneficially hold five percent or more of our outstanding units; and

•	all of our general partner’s directors and executive officers as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all units beneficially owned, subject to community property laws where applicable. Except as otherwise indicated, the business address for each of our beneficial owners is c/o Alon USA Partners, LP, 12700 Park Central Dr., Suite 1600, Dallas, TX 75251.

Name of Beneficial Owner	Common Units to be Beneficially Owned	Percentage of Total Common Units to be Beneficially Owned(1)
Alon USA Energy, Inc.(2)	52,500,000	84.0%
David Wiessman	—	—%
Jeff D. Morris	—	—%
Paul Eisman	—	—%
Itzhak Bader	—	—%
Boaz Biran	—	—%
Snir Wiessman	—	—%
Eitan Raff	—	—%
Mordehay Ventura	—	—%
Shai Even	—	—%
Jimmy C. Crosby	—	—%
Alan Moret	—	—%
Claire Hart	—	—%
Michael Oster	—	—%
Kyle McKeen	—	—%
All directors and executive officers of our general partner as a group (14 persons)	—	—%

(1)	Based on 62,500,000 common units outstanding following this offering. This table assumes the underwriters do not exercise their option to purchase additional common units.
(2)	Alon USA Energy, Inc., a publicly held company with its common stock traded on the NYSE (NYSE: ALJ), will hold its common units through one of its subsidiaries, Alon Assets, Inc. Alon Energy owns 100% of the Class A voting common stock in Alon Assets, Inc. and 95.12% of all outstanding common stock. The remaining 4.88% of outstanding common stock, which is Class B non-voting common stock, is owned by certain existing and former members of Alon Energy’s management. Alon Energy also indirectly owns Alon USA Partners GP, LLC, which is our general partner and manages and operates our business and has a non-economic general partner interest in us. Voting and investment determinations of Alon Energy are made by its board of directors, which is comprised of the following members: David Wiessman, Jeff Morris, Zalman Segal, Itzhak Bader, Boaz Biran, Yeshayahu Pery, Ron Haddock, Avraham Shochat, Avinadav Grinshpon, Oded Rubinstein and Shlomo Even. As a result of, and by virtue of the relationships described above, each of David Wiessman, Jeff Morris, Zalman Segal, Itzhak Bader, Boaz Biran, Yeshayahu Pery, Ron Haddock, Avraham Shochat, Avinadav Grinshpon, Oded Rubinstein and Shlomo Even may be deemed to exercise voting and dispositive power with respect to securities held by Alon Assets, Inc.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, Alon Energy, will indirectly own (i) 52,500,000 common units, representing approximately 84.0% of our outstanding units (approximately 81.6% if the underwriters exercise their option to purchase additional 1,500,000 common units in full) and (ii) our general partner will own a non-economic general partner interest in us that does not entitle it to receive distributions.

Distributions and Payments to Alon Energy and its Affiliates

The following table summarizes the distributions and payments made or to be made by us to Alon Energy and its affiliates (including our general partner) in connection with the formation, offering of common units, ongoing operations and any liquidation of Alon USA Partners, LP. These distributions and payments were or will be determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration received by Alon Energy and its affiliates for our formation	• non-economic general partner interest

•     100% of our limited partner interests

Offering Stage

The consideration received by Alon Energy and its affiliates	51,000,000 common units issued immediately prior to the closing of this offering.

Services, Omnibus and Tax Sharing Agreements	We will enter into the Services, Omnibus and Tax Sharing Agreements on the closing of this offering.

Option units or proceeds from option units	We will distribute to Alon Energy any net proceeds received from the underwriters’ exercise of their 30-day option to purchase up to an aggregate of 1,500,000 additional common units as repayment of intercompany debt and in whole or in part as reimbursement for certain pre-formation capital expenditures. If the underwriters do not exercise their option in full or at all, we will distribute the common units that would have been sold to the underwriters to Alon Energy.

Post-IPO Operational Stage

Distributions to Alon Energy and its affiliates	We will generally make cash distributions to the unitholders pro rata. Immediately following this offering, based on ownership of our common units at such time, Alon Energy and its subsidiaries will own approximately 84.0% of our common units (81.6% if the underwriters exercise their over-allotment option in full) and would receive a pro rata percentage of the available cash that we distribute in respect thereof.

Payments to our general partner and its affiliates

We will reimburse our general partner and its affiliates for all expenses incurred on our behalf. In addition, we will reimburse Alon Energy for certain operating expenses and for the provision of various general and administrative services for our benefit under the Services and Omnibus

Agreements. Neither our partnership agreement, the omnibus agreement nor our services agreement limits the amount of expenses for which our general partner and its affiliates may be reimbursed.

Liquidation Stage

Liquidation	Upon our liquidation, our unitholders will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements with Alon Energy

In connection with this offering, we will enter into certain agreements with Alon Energy, as described in more detail below.

Contribution Agreement

In connection with the closing of this offering, we will enter into a contribution agreement that will affect the transactions and the use of the net proceeds of this offering. While we believe this agreement is on terms no less favorable to any party than those that could have been negotiated with an unaffiliated third party, it will not be the result of arm’s-length negotiations. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

Omnibus Agreement

In connection with the closing of this offering, we will enter into an omnibus agreement with affiliates of our general partner that will address certain aspects of our relationship with them, including (i) our use of the name “Alon” and related marks, and (ii) certain indemnification obligations. In addition, under the terms of the omnibus agreement, we will have a right of first refusal if Alon Energy or any of its controlled affiliates has the opportunity to acquire a controlling interest in any refinery and related crude oil and refined product logistic assets, including non-retail transportation terminal sales, and that operate in Arizona, Arkansas, Colorado, Kansas, New Mexico, Oklahoma or Texas. In addition, pursuant to the terms of the omnibus agreement, we will have a 60-day exclusive right of negotiation if Alon Energy or any of its controlled affiliates decide to attempt to sell any refinery and related crude oil and refined product logistic assets, including non-retail transportation terminal sales, that operate in Arizona, Arkansas, Colorado, Kansas, New Mexico, Oklahoma or Texas.

Services Agreement

In connection with the closing of this offering, we will enter into a services agreement with Alon Energy or a wholly owned service subsidiary of Alon Energy that will address certain aspects of our relationship with them, including:

•	the provision by Alon Energy or its service subsidiary to us of certain general and administrative services and our agreement to reimburse Alon Energy for such services; and

•

the provision by Alon Energy or its service subsidiary to us of such employees as may be necessary to operate and manage our business, and our agreement to reimburse Alon Energy for the expenses associated with such employees.

We will reimburse Alon Energy or its service subsidiary for (i) all reasonable direct and indirect costs and expenses incurred by it in connection with the performance of these services and (ii) all other reasonable expenses allocable to us or our general partner or otherwise incurred by Alon Energy in connection with the operation of our business.

The services agreement can be amended, modified, supplemented or restated by written agreement of all parties to the agreement. However, we may not agree to any amendment or modification that would, in the reasonable discretion of our general partner, be adverse in any material respect to the holders of our common units without prior approval of the conflicts committee.

The initial term of the services agreement will be five years from the effective date of such agreement, at which time the term of the agreement shall automatically be extended for additional successive one-year terms unless, on or before the date that is 180 days prior to the expiration of the then-existing term, Alon Energy provides written notice to our general partner of its intent to terminate its participation in the services agreement upon the expiration of such term. In addition to the foregoing, the general partner, on its own behalf and on our behalf, may terminate the services agreement at any time on 180 days’ prior written notice to Alon Energy. In the event of a “change of control” (as defined in the services agreement) of us or our general partner, the services agreement will be terminated immediately. Our general partner must provide Alon Energy notice of change of control of us or our general partner at least 90 days prior to the effective date thereof.

Fuel Supply Agreement

In connection with this offering, we will enter into a 20-year fuel supply agreement (the “Fuel Supply Agreement”) with Southwest Convenience Stores, LLC (“Southwest”), a subsidiary of Alon Energy, under which we will supply substantially all of the motor fuel requirements of Alon Energy’s retail convenience stores. The volume of motor fuels sold pursuant to the Fuel Supply Agreement will be determined monthly based upon Southwest’s estimated requirements. Southwest shall purchase such motor fuels at a price equal to the price per unit in effect at the time of delivery less applicable terminal discounts (as provided in the Fuel Supply Agreement) plus all applicable freight, taxes, pipeline tariff and delivery place differentials.

The Fuel Supply Agreement additionally provides for (i) Southwest’s mandatory participation in our credit card payment network, (ii) Southwest’s use of the “Alon” name and related marks in connection with the use of the credit card payment network and the resale of the motor fuels purchased pursuant to the Fuel Supply Agreement, and (iii) marketing services for the benefit of Southwest (at an additional cost). The Fuel Supply Agreement allows for Southwest’s resale of the motor fuels purchased thereunder to unaffiliated permitted distributors, as defined therein. All permitted distributors are required to participate in the credit card payment network pursuant to the terms of their applicable Alon payment card program dealer agreements.

The Fuel Supply Agreement shall be automatically renewed at its expiration on a month-to-month basis so long as neither party has exercised its right to terminate or not renew the agreement pursuant to its terms.

Asphalt Supply Agreement

In connection with this offering, we will enter into a 20-year asphalt supply agreement (the “Asphalt Supply Agreement”) with Paramount Petroleum Corporation (“Paramount”), a subsidiary of Alon Energy, under which Paramount will purchase all of the asphalt produced at our Big Spring refinery. The volume of asphalt sold pursuant to the Asphalt Supply Agreement will be based upon actual production, but we will provide good faith non-binding forecasts of our monthly production estimates for the upcoming contract year upon the effective date of the Asphalt Supply Agreement and on each anniversary thereafter. On or before the 20th day of each calendar month, Paramount will provide nominations by week for each product for the following month stating volumes and delivery points.

Prices for all products sold pursuant to the Asphalt Supply Agreement will be equal to the three day average price for such product, determined by reference to the value derived from the pricing formula set forth in the Asphalt Supply Agreement for such product on the day of delivery or lifting and for the two business days prior to the date of delivery or lifting. For products having a contract term exceeding one year, the parties will meet any time after the expiration of six months from the effective date of the Asphalt Supply Agreement to reexamine the price for such product.

In the event of a “change of control” (as defined in the Asphalt Supply Agreement), of us or Paramount, the Asphalt Supply Agreement will be terminated immediately.

Tax Sharing Agreement

In connection with the closing of this offering, we intend to enter into a tax sharing agreement with Alon Energy pursuant to which we will reimburse Alon Energy for our share of state and local income and other taxes borne by Alon Energy as a result of our results being included in a combined or consolidated tax return filed by Alon Energy with respect to taxable periods including or beginning on the closing date of this offering. The amount of any such reimbursement will be limited to the tax that we (and our subsidiaries) would have paid had we not been included in a combined group with Alon Energy. Alon Energy may use its tax attributes to cause its combined or consolidated group, of which we may be a member for this purpose, to owe no tax. However, we would nevertheless reimburse Alon Energy for the tax we would have owed had the attributes not been available or used for our benefit, even though Alon Energy had no cash expense for that period.

Other Transactions with Related Parties

Intercompany Debt

We incurred the following intercompany debt with Alon Energy and certain of its affiliates to satisfy working capital requirements, fund acquisitions and for general corporate purposes. As of September 30, 2012, we had the following outstanding intercompany debt payable to Alon Energy and its affiliates:

September 30, 2012
(in thousands)
$50,000 10.0% Note due 2018	$50,000
$112,000 6.0% Note due 2018	112,000
$12,044 10.0% Note due 2018	12,044
$8,000 10.0% Note due 2018	8,000
$33,423 10.0% Note due 2018	33,423

Total subordinated debt-related parties (less accrued interest)	215,467
Accrued interest	131,115

Total subordinated debt-related parties	$346,582

It is expected that an additional $51.5 million of intercompany debt payable, which has currently been eliminated in the Alon USA Partners, LP Predecessor combined financial statements, will be transferred to Alon Energy or one of its subsidiaries prior to closing. The transfer will cause the intercompany debt payable to Alon Energy to increase from $346.6 million at September 30, 2012, to approximately $398.1 million. We will use the net proceeds of this offering to repay approximately $146.8 million of the intercompany debt. We expect that the remaining balance of the intercompany debt will be eliminated prior to closing or in connection with the underwriters’ option to purchase additional common units. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Intercompany Debt.”

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its owners, on the one hand, and us and our public unitholders, on the other hand. Conflicts may arise as a result of the duties of our general partner to act for the benefit of its owners, which may conflict with our interests and the interests of our public unitholders. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. The Delaware Revised Uniform Limited Partnership Act, which we refer to as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by a general partner to limited partners and the partnership. Pursuant to these provisions, our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of the general partner and the methods of resolving conflicts of interest. Our partnership agreement also specifically defines the remedies available to limited partners for actions taken that, without these defined liability standards, might constitute breaches of fiduciary duty under applicable Delaware law.

Whenever a conflict arises between our general partner and its owners, on the one hand, and us and our public unitholders, on the other, the resolution or course of action in respect of such conflict of interest shall be permitted and deemed approved by all our limited partners and shall not constitute a breach of our partnership agreement, of any agreement contemplated thereby or of any duty, if the resolution or course of action in respect of such conflict of interest is:

•	approved by the conflicts committee of our general partner, although our general partner is not obligated to seek such approval; or

•	approved by the holders of a majority of the outstanding units, excluding any units owned by the general partner or any of its affiliates.

Our general partner may, but is not required to, seek the approval of such resolutions or courses of action from the conflicts committee of the board of our general partner or from the holders of a majority of the outstanding units as described above. If our general partner does not seek approval from the conflicts committee or from holders of units as described above and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of us or any of our unitholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, the board of directors of our general partner or the conflicts committee of our general partner may consider any factors they determine in good faith to consider when resolving a conflict. An independent third party is not required to evaluate the resolution. Under our partnership agreement, a determination, other action or failure to act by our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) will be deemed to be “in good faith” unless our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) believed such determination, other action or failure to act was adverse to the interests of the partnership. See “Management—Management of Alon USA Partners, LP” for information about the conflicts committee of our general partner’s board of directors.

Conflicts of interest could arise in the situations described below, among others.

We rely primarily on the executive officers of our general partner, who also serve as the senior management team of Alon Energy and its affiliates, to manage most aspects of our business and affairs.

We rely primarily on the executive officers of our general partner, who also serve as the senior management team of Alon Energy and its affiliates to manage most aspects of our business and affairs.

Although we will enter into a services agreement with Alon Energy upon the closing of this offering, under which we compensate Alon Energy for the services of its management, Alon Energy’s management is not required to devote any specific amount of time to our business and may devote a substantial majority of their time to the business of Alon Energy rather than to our business. Moreover, Alon Energy can terminate the services agreement, which following the one-year anniversary of the closing date of this offering, it may do upon 180 day’s prior written notice. In addition, the executive officers of Alon Energy, including its chief executive officer and chief financial officer, will face conflicts of interest if decisions arise in which we and Alon Energy have conflicting points of view or interests.

Subject to our rights of first refusal and negotiation under the omnibus agreement, our general partner’s affiliates may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner, guaranteeing debt of its affiliates and those activities incidental to its ownership of interests in us. In addition, under the terms of the omnibus agreement that we will enter into in connection with the closing of this offering, we will have a right of first refusal if Alon Energy or any of its controlled affiliates has the opportunity to acquire a controlling interest in any refinery and related crude oil and refined product logistic assets, including non-retail transportation terminal sales, and that operate in Arizona, Arkansas, Colorado, Kansas, New Mexico, Oklahoma or Texas. In addition, pursuant to the terms of the omnibus agreement, we will have a 60-day exclusive right of negotiation if Alon Energy or any of its controlled affiliates decide to attempt to sell any refinery and related crude oil and refined product logistic assets, including non-retail transportation terminal sales, that operate in Arizona, Arkansas, Colorado, Kansas, New Mexico, Oklahoma or Texas. However, except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner (which includes Alon Energy) are not otherwise prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. See “Certain Relationships and Related Party Transactions—Agreements with Alon Energy—Omnibus Agreement.”

Neither our partnership agreement nor any other agreement requires Alon Energy or its affiliates to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Alon Energy’s directors and officers must make these decisions in accordance with the fiduciary duties they owe to the stockholders of Alon Energy, which may be contrary to our interests.

The officers and certain directors of our general partner who are also officers or directors of Alon Energy have fiduciary duties to Alon Energy and to its stockholders that may cause them to pursue business strategies that disproportionately benefit Alon Energy or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us (such as Alon Energy) in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that replace the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to the units it owns, its registration rights and the determination of whether to consent to any merger or consolidation of the partnership or amendment of the partnership agreement. In addition, our general partner may decline to undertake any transaction that it believes would materially adversely affect Alon Energy’s ability to continue to comply with the covenants contained in its debt agreements.

Our partnership agreement limits the liability of, and replaces the duties owed by, our general partner and also restricts the remedies available to our unitholders for actions that, without the limitations, might otherwise constitute breaches of fiduciary duty under applicable law.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement provides that:

•

our general partner will not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning it believed that the decision was not adverse to the interests of the partnership and, except as specifically provided by our partnership agreement, will not be subject to any other or different standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

•

our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers or directors acted in bad faith or, in the case of a criminal matter, acted with knowledge that its conduct was unlawful; and

•

in resolving conflicts of interest, it will be presumed that in making its decision our general partner, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

By purchasing a common unit, a common unitholder will agree to become bound by the provisions in our partnership agreement, including the provisions discussed above. See “—Fiduciary Duties of Our General Partner.”

Actions taken by our general partner may affect the amount of cash distributions to unitholders.

The amount of cash that is available for distribution to unitholders is affected by decisions of the board of directors of our general partner regarding such matters as:

•	the expenses associated with being a public company and other general and administrative expenses;

•	the creation of reserves for payment of cash distributions in respect of quarters in which a scheduled turnaround or catalyst replacement occurs;

•	interest expense and other financing costs related to current and future indebtedness;

•	repayment of principal on our indebtedness;

•	amount and timing of asset purchases and sales;

•	cash expenditures, including for capital expenditures;

•	borrowings; and

•	the issuance of additional units.

Our partnership agreement permits us to borrow funds to make a distribution on all outstanding units, and further provides that we and our subsidiaries may borrow funds from our general partner and its affiliates.

Our general partner and its affiliates are not required to own any of our common units. If our general partner’s affiliates were to sell all or substantially all of their common units, this would heighten the risk that our general partner would act in ways that are more beneficial to itself than our common unitholders.

Upon the closing of this offering, affiliates of our general partner will own the majority of our outstanding units, but there is no requirement that they continue to do so. The general partner and its affiliates are permitted to sell all of their common units, subject to certain limitations contained in our partnership agreement. In addition, the current owners of our general partner may sell all or any portion of the general partner interest to an unrelated third party subject to receiving approval of the lenders under our amended and restated revolving credit facility and new term loan facility, under which our general partner’s general partner interest in us will be pledged. If neither the general partner nor its affiliates owned any of our common units, this would heighten the risk that our general partner would act in ways that are more beneficial to itself than our common unitholders.

We will reimburse our general partner and its affiliates, including Alon Energy, for expenses.

We will reimburse our general partner and its affiliates, including Alon Energy, for costs incurred in managing and operating us, including overhead costs incurred by Alon Energy in rendering corporate staff and support services to us. Our partnership agreement provides that the board of directors of our general partner will determine in good faith the expenses that are allocable to us and that reimbursement of overhead to Alon Energy as described above is fair and reasonable to us. The services agreement will not contain any cap on the amount we may be required to pay pursuant to this agreement. See “Certain Relationships and Related Party Transactions—Agreements with Alon Energy—Services Agreement.”

Common units are subject to our general partner’s call right.

If at any time our general partner and its affiliates own more than 90% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by public unitholders at a price not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. If our general partner and its affiliates reduce their ownership percentage to below 70% of the outstanding units, the ownership threshold to exercise the call right will be permanently reduced to 80%. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the call right. There is no restriction in our partnership agreement that prevents our manager from issuing additional common units and exercising its call right. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. See “The Partnership Agreement—Call Right.”

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s length negotiations. Our general partner will determine, in good faith, the terms of any such future transactions.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets and not against our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability or our liability is not a breach of our general partner’s duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

We may choose not to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us in this offering have been retained by our general partner or its affiliates. Attorneys, independent accountants and others who perform services for us in the future will be selected by our general partner and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Except in limited circumstances, our general partner has the power and authority to conduct our business without limited partner approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•

the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into securities of the partnership, and the incurring of any other obligations;

•	the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets or the merger or other combination of us with or into another person;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of partnership cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•

the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other entities;

•

the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

See “The Partnership Agreement” for information regarding the voting rights of common unitholders.

Fiduciary Duties of Our General Partner

The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, modify, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership.

Pursuant to these provisions, our partnership agreement contains various provisions that replace the fiduciary duties that would otherwise be owed by our general partner. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that otherwise might be prohibited by state law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has a duty to manage our partnership in good faith and a duty to manage our general partner in a manner beneficial to its owners. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards benefit our general partner by enabling it to take into consideration all parties involved in the proposed action. These modifications also strengthen the ability of our general partner to attract and retain experienced and capable directors. These modifications represent a detriment to our public unitholders because they restrict the remedies available to our public unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interests.

The following is a summary of: the default fiduciary duties under the Delaware Act; the standards contained in our partnership agreement; and certain rights and remedies of limited partners contained in the Delaware Act.

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that any action taken or transaction engaged in be entirely fair to the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These contractual standards reduce the obligations to which our general partner would otherwise be held.

If our general partner does not seek approval from the conflicts committee of its board of directors or the unitholders, excluding any units owned by our general partner or its affiliates, and its board of directors approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

Rights and remedies of limited partners	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of our partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of it and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standards	The Delaware Act provides that, unless otherwise provided in a partnership agreement, a partner or other person shall not be liable to a limited partnership or to another partner or to another person that is a party to or is otherwise bound by a partnership agreement for breach of fiduciary duty for the partner’s or other person’s good faith reliance on the provisions of the partnership agreement. Under our partnership agreement, to the extent that, at law or in equity an indemnitee has duties (including fiduciary duties) and liabilities relating thereto to us or to our partners, our general partner and any other indemnitee acting in connection with our business or affairs shall not be liable to us or to any partner for its good faith reliance on the provisions of our partnership agreement.

In order to become one of our limited partners, a common unitholder is required to agree to be bound by the provisions in our partnership agreement, including the provisions discussed above. See “Description of the Common Units—Transfer of Common Units.” This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render our partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith. We also must provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC such indemnification is contrary to public policy and therefore unenforceable. See “The Partnership Agreement—Indemnification.”

Related Party Transactions

We have adopted policies for the review, approval and ratification of transactions with related persons. At the discretion of our general partner’s board of directors, a proposed related party transaction may generally be approved by the board in its entirety, or by a “conflicts committee” meeting the definitional requirements for such a committee under the Partnership Agreement.

DESCRIPTION OF THE COMMON UNITS

Our Common Units

The common units offered hereby represent limited partner interests in us. The holders of common units are entitled to participate in partnership distributions and exercise the rights and privileges provided to limited partners under our partnership agreement. For a description of the rights and privileges of holders of our common units to partnership distributions, see “How We Make Cash Distributions” and “Cash Distribution Policy and Restrictions on Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, see “The Partnership Agreement.”

Transfer Agent and Registrar

Duties. American Stock Transfer & Trust Company, LLC will serve as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our quarterly cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal. The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements entered into in connection with our formation and this offering.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records from time to time as necessary to accurately reflect the transfers.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Listing

Our common units have been approved for listing on the NYSE under the symbol “ALDW.”

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of cash, see “How We Make Cash Distributions;”

•	with regard to the duties of our general partner, see “Conflicts of Interest and Fiduciary Duties;”

•	with regard to the authority of our general partner to manage our business and activities, see “Management—Management of Alon USA Partners, LP;”

•	with regard to the transfer of common units, see “Description of the Common Units—Transfer of Common Units;” and

•	with regard to allocations of taxable income and taxable loss, see “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

We were organized in August 2012 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose under our partnership agreement is limited to engaging in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that our general partner shall not cause us to take any action that the general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiary to engage in activities other than those related to the petroleum refining business and activities now or hereafter customarily conducted in conjunction with this business, our general partner may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. In general, our general partner is authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Our partnership agreement specifies the manner in which we will make distributions to holders of our common units. For a description of these distributions, please read “How We Make Cash Distributions.”

Capital Contributions

Common unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.” For a discussion of our general partner’s right to contribute capital to maintain its and its affiliates’ percentage interest if we issue partnership interests, see “—Issuance of Additional Partnership Interests.”

Adjustments to Capital Accounts Upon Issuance of Additional Common Units

We will make adjustments to capital accounts upon the issuance of additional common units. In doing so, we will generally allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to our unitholders prior to such issuance on a pro rata basis, so that after such issuance, the capital account balances attributable to all common units are equal.

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require the approval of a majority of the common units.

At the closing of this offering, Alon Energy will have the ability to ensure passage of, as well as the ability to ensure the defeat of, any amendment which requires a unit majority by virtue of its 84.0% indirect ownership of our common units.

In voting their common units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. The holders of a majority of the common units (including common units deemed owned by our general partner) represented in person or by proxy shall constitute a quorum at a meeting of such common unitholders, unless any such action requires approval by holders of a greater percentage of such units in which case the quorum shall be such greater percentage.

The following is a summary of the vote requirements specified for certain matters under our partnership agreement.

Issuance of additional partnership interests	No approval right. See “—Issuance of Additional Partnership Interests.”

Amendment of our partnership agreement	Certain amendments may be made by our general partner without the approval of the common unitholders. Other amendments generally require the approval of a unit majority. See “—Amendment of Our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority for certain circumstances. See “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolutions of our partnership	Unit majority. See “—Termination and Dissolution.”

Continuation of our partnership upon dissolution	Unit majority. See “—Termination and Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to December 31, 2022. See “—Withdrawal or Removal of Our General Partner.”

Removal of our general partners	Not less than 66 2/3% of the outstanding common units, including common units held by our general partner and its affiliates. See “—Withdrawal or Removal of Our General Partner.”

Transfer of the general partner interest	At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of our common unitholders, subject to approval of the lenders under our amended and restated revolving credit facility and new term loan facility, under which our general partner’s general partner interest in us is pledged. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters. In addition, any such transfer may require the approval of the lenders under our amended and restated revolving credit facility and new term loan facility. See “—Transfer of General Partner Interest.”

Transfer of ownership interest in our general partner	No unitholder approval required at any time. See “—Transfer of Ownership Interests in Our General Partner.”

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of such units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific approval of our general partner.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•

arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Delaware Act; or

•	asserting a claim governed by the internal affairs doctrine

shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction, regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. The enforceability of similar choice of forum provisions in the certificate of incorporation of Delaware corporations has been challenged in legal proceedings, and it is possible that a court could find these types of analogous provisions in a partnership agreement to be inapplicable or unenforceable.

By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in connection with any such claims, suits, actions or proceedings.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for such a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in Texas, New Mexico, Arizona, Oklahoma, Louisiana and Arkansas. We and our current subsidiaries or any future subsidiaries may conduct business in other states in the future. Maintenance of our limited liability as a member of our operating company may require compliance with legal requirements in the jurisdictions in which our operating company conducts business, including qualifying our subsidiaries to do business there. We have attempted to limit our liability for the obligations of our operating subsidiaries by structuring each as a limited liability company.

If, by virtue of our membership interest in our operating subsidiaries or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or liability company statute, or that the right, or exercise of the right by the limited partners as a group, to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Partnership Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our quarterly cash distributions. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, have special voting rights to which the common units are not entitled or are senior in right of distribution to the common units. In addition, our partnership agreement does not prohibit the issuance by our subsidiary of equity interests, which may effectively rank senior to the common units.

Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest, including such interest represented by common units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or any partner, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below under “—No Unitholder Approval,” our general partner is required to seek written approval of the holders of the number of common units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

(1) enlarge the obligations of any limited partner or general partner without its consent, unless approved by at least a majority of the type or class of partner interests so affected;

(2) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion;

(3) change certain of the terms under which we can be dissolved; or

(4) change the term of the Partnership.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding common units, voting together as a single class (including common units owned by our general partner and its affiliates). Upon completion of this offering, our general partner and its affiliates will own approximately 84.0% of the outstanding common units (approximately 81.6 % if the underwriters exercise their option to purchase additional common units in full).

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any other partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor our subsidiary will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed);

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974 (“ERISA”), whether or not substantially similar to plan asset regulations currently applied or proposed;

•

an amendment that our general partner determines to be necessary or appropriate for the creation, authorization, or issuance of additional partnership interests or rights to acquire partnership interests, as otherwise permitted by our partnership agreement;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•

any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•

conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any partner if our general partner determines that those amendments:

•	do not adversely affect in any material respect the partners considered as a whole or any particular class of partners;

•

are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline, or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of common units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for U.S. federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding common units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under Delaware law of any of our limited partners.

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding common units in relation to other classes of units will require the approval of at least a majority of the type or class of common units so affected. Any amendment that would reduce the percentage of units required to take any action, other than to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger or consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or other partners, including any duty to act in good faith or in the best interest of us or the other partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation, conversion or other combination. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our common units will be an identical unit of our partnership following the transaction and the partnership securities to be issued do not exceed 20% of our outstanding partnership interests immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or our subsidiary into a new limited liability entity or merge us or our subsidiary into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, we have received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

(1) the election of our general partner to dissolve us, if approved by the holders of common units representing a unit majority;

(2) there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

(3) the entry of a decree of judicial dissolution of our partnership; or

(4) the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of common units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•

neither our partnership nor our subsidiary would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as set forth in our partnership agreement. The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2022 without obtaining the approval of the holders of at least a majority of the outstanding common units excluding common units held by our general partner and its affiliates (including Alon Energy), and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2022, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the unitholders if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest without the approval of the unitholders. See “—Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding classes of common units voting as a single class may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. See “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66  2/3% of the outstanding common units, voting together as a single class, including common units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units. The ownership of more than 33 1/3% of the outstanding common units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal. At the closing of this offering, affiliates of our general partner will own approximately 84.0% of the outstanding common units (81.6% if the underwriters exercise their option to purchase additional common units in full).

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner for a cash payment equal to the fair market value of the general partner interest. Under all other circumstances where our general partner withdraws or is removed, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due to the general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of our common unitholders. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters. In addition, any such transfer may require the approval of the lenders under our amended and restated revolving credit facility and new term loan facility, under which our general partner’s general partner interest in us will be pledged. For additional information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Amended and Restated Revolving Credit Facility” and “—New Term Loan Facility.”

Transfer of Ownership Interests in Our General Partner

At any time, the owners of our general partner may sell or transfer all or part of their ownership interests in our general partner to an affiliate or a third party without the approval of our unitholders, subject to any consent that may be required by the lenders under Alon Energy’s new term loan facility and our amended and restated revolving credit facility, under which the equity interests in our general partner are pledged, and any consent that may be required under our new term loan facility. For additional information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Amended and Restated Revolving Credit Facility” and “—New Term Loan Facility.”

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Alon USA Partners GP, LLC as our general partner or otherwise change management. See “—Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of common units, that person or group loses voting rights on all of its common units. This loss of voting rights does not apply in certain circumstances. See “—Voting Rights.”

Call Right

If at any time our general partner and its affiliates own more than 90% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by public unitholders, as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ notice. Immediately following this offering the only class of limited partner interest outstanding will be the common units, and affiliates of our general partner will own 84% of the total outstanding common units (assuming no exercise of the underwriters’ option to purchase additional units). If our general partner and its affiliates reduce their ownership percentage to below 70% of the outstanding units, the ownership threshold to exercise the call right will be permanently reduced to 80%.

The purchase price in the event of such an acquisition will be the greater of:

(1) the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; or

(2) the average of the daily closing prices of the limited partner interests over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed.

As a result of our general partner’s right to purchase outstanding common units, a holder of common units may have its common units purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The U.S. federal income tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. See “Material U.S. Federal Income Tax Consequences—Disposition of Units.”

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we are subject to U.S. federal, state or local laws or regulations that create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our limited partner (and their owners, to the extent relevant); and

•

permit us to redeem the common units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the board to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Taxpaying Assignees; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by our subsidiary, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner the power to amend the agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by our current or future subsidiaries, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the U.S. federal income tax status of our partner (and their owners, to the extent relevant); and

•

permit us to redeem the common units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by the general partner to obtain proof of the U.S. federal income tax status. The redemption price in the case of such redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders who are record holders of common units on the record date will be entitled to notice of, and to vote at, meetings of our unitholders and to act upon matters for which approvals may be solicited. Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. See “—Issuance of Additional Partnership

Interests.” However, if at any time any person or group, other than our general partner and its affiliates, a direct or subsequently approved transferee of our general partner or their affiliates, or, upon the approval by the general partner, any other unitholder, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report, or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

Except as described above under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions. By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records.

Indemnification

Under our partnership agreement we will indemnify the following persons in most circumstances, to the fullest extent permitted by law, from and against all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings:

(1) our general partner;

(2) any departing general partner;

(3) any person who is or was a director, officer, fiduciary, trustee, manager or managing member of us or our subsidiary, our general partner or any departing general partner;

(4) any person who is or was serving as a director, officer, fiduciary, trustee, manager or managing member of another person owing a fiduciary duty to us or our subsidiary at the request of a general partner or any departing general partner;

(5) any person who controls our general partner; or

(6) any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless they otherwise agree, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for (1) all direct and indirect expenses it incurs or payments it makes on our behalf (including salary, bonus, incentive compensation and other amounts paid to any person, including affiliates of our general partner, to perform services for us or for the general partner in the discharge of its duties to us) and (2) all other expenses reasonably allocable to us or otherwise incurred by our general partner in connection with operating our business (including expenses allocated to our general partner by its affiliates). Our general partner is entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of our common units, within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available a report containing our unaudited financial statements within 50 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website which we maintain.

We will furnish each record holder of a unit with tax information reasonably required for federal and state income tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

In addition, Alon Energy will have full and complete access to any records relating to our business, and our general partner will cause its officers and independent accountants to be available to discuss our business and affairs with Alon Energy’s officers, agents and employees.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his/her interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

(1) a current list of the name and last known address of each record holder;

(2) information as to the amount of cash, and a description and statement of the agreed value of any other capital contribution, contributed or to be contributed by each partner and the date on which each became a partner;

(3) copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

(4) information regarding the status of our business and financial condition (provided that obligation shall be satisfied to the extent the limited partner is furnished our most recent annual report and any subsequent quarterly or periodic reports required to be filed (or which would be required to be filed) with the SEC pursuant to Section 13 of the Exchange Act); and

(5) any other information regarding our affairs that our general partner determines is just and reasonable.

Under our partnership agreement, however, each of our limited partners and other persons who acquire interests in our partnership interests, do not have rights to receive information from us or any of the persons we indemnify as described above under “—Indemnification” for the purpose of determining whether to pursue litigation or assist in pending litigation against us or those indemnified persons relating to our affairs, except pursuant to the applicable rules of discovery relating to the litigation commenced by the person seeking information.

Our general partner may, and intends to, keep confidential from the limited partners’ trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any units sold by our general partner or any of its affiliates if an exemption from the registration requirements is not otherwise available. We will not be required to effect more than two registrations pursuant to this provision in any twelve-month period, and our general partner can defer filing a registration statement for up to six months if it determines that this would be in our best interests due to a pending transaction, investigation or other event. We have also agreed that, if we at any time propose to file a registration statement for an offering of partnership interests for cash, we will use all commercially reasonable efforts to include such number of partnership interests in such registration statement as any of our general partner or any of its affiliates shall request. We are obligated to pay all expenses incidental to these registrations, other than underwriting discounts and commissions. The registration rights in our partnership agreement are applicable with respect to our general partner and its affiliates after it ceases to be a general partner for up to two years following the effective date of such cessation. See “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering, there will be 62,500,000 common units outstanding, 52,500,000 of which will be indirectly owned by Alon Energy, assuming the underwriters do not exercise their option to purchase 1,500,000 additional common units; if they exercise such option in full, Alon Energy will indirectly own 51,000,000 common units. The sale of these common units could have an adverse impact on the price of our common units or on any trading market that may develop.

The 10,000,000 common units sold in this offering (or 11,500,000 common units if the underwriters exercise their option to purchase additional common units in full) will generally be freely transferable without restriction or further registration under the Securities Act. However, any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the class of securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 by our affiliates are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned common units for at least six months, would be entitled to sell those common units under Rule 144 without regard to the volume, manner of sale and notice requirements of Rule 144 so long as we comply with the current public information requirement for the next six months after the six-month holding period expires.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. See “The Partnership Agreement—Issuance of Additional Partnership Interests.”

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years after it ceases to be a general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Our general partner and its affiliates also may sell their units in private transactions at any time, subject to compliance with applicable laws.

We, the subsidiaries of Alon Energy that will own our common units following the closing of this offering, our general partner, and the directors and executive officers of our general partner have agreed not to sell any common units until 180 days after the date of this prospectus, subject to certain exceptions. See “Underwriting” for a description of these lock-up provisions.

In addition, we intend to file a registration statement on Form S-8 under the Securities Act to register 3,125,000 common units issuable under our long-term incentive plan. This registration statement is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Units issued under our long-term incentive plan will be eligible for resale in the public market without restriction after the effective date of the Form S-8 registration statement, subject to Rule 144 limitations applicable to affiliates.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section summarizes the material U.S. federal income tax consequences that may be relevant to prospective unitholders and is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the federal income tax consequences to a prospective unitholder to vary substantially from those described below. Unless the context otherwise requires, references in this section to “we” or “us” are references to the Alon USA Partners, LP and our operating subsidiaries.

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us to them for this purpose. However, this section does not address all federal income tax matters that affect us or our unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States (for federal income tax purposes), who have the U.S. dollar as their functional currency and who hold units as capital assets (generally, property that is held for investment). This section has limited applicability to corporations, partnerships (including entities treated as partnerships for U.S. federal income tax purposes), estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts (“IRAs”), employee benefit plans, real estate investment trusts or mutual funds. Accordingly, we encourage each unitholder to consult the unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences particular to that unitholder resulting from ownership or disposition of units and potential changes in applicable tax laws.

We are relying on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or a court. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for our units and the prices at which our units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution. Furthermore, the tax consequences of an investment in us may be significantly modified by future legislative or administrative changes or court decisions, which may be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following federal income tax issues: (1) the treatment of a unitholder whose units are the subject of a securities loan (e.g., a loan to a short seller to cover a short sale of units) (please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”); and (3) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Taxation of the Partnership

Partnership Status

We expect to be treated as a partnership for U.S. federal income tax purposes and, therefore, generally will not be liable for entity-level federal income taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its federal income tax liability as if the unitholder had earned such income directly, even if we make no cash distributions to the unitholder. Distributions we make to a unitholder generally will not give rise to income or gain taxable to such unitholder, unless the amount of cash distributed exceeds the unitholder’s adjusted tax basis in its units.

Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes income and gains derived from the refining, transportation and marketing of natural resources, including crude oil and products thereof; as well as other types of income such as interest (other than from a financial business) and dividends. We estimate that approximately 5% of our current gross income is not qualifying income; however, this estimate could change from time to time.

Based upon factual representations made by us and our general partner regarding the composition of our income and the other representations set forth below, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for federal income tax purposes and each of our operating subsidiaries will be disregarded as an entity separate from us for federal income tax purposes. In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied include, without limitation:

(a) Neither we nor any of our operating subsidiaries has elected to be treated as a corporation for federal income tax purposes;

(b) For each taxable year since and including the year of our initial public offering, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code; and

(c) Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with our refining operations, our purchases of crude oil or our sales of refinery products thereof that are held or to be held by us in activities that Vinson & Elkins L.L.P. has opined or will opine result in qualifying income.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then as distributing that stock to our unitholders in liquidation. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Currently, one such legislative proposal would eliminate the qualifying income exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our units.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders. Our taxation as a corporation would materially reduce the cash available for distribution to unitholders and thus would likely substantially reduce the value of our units.

Any distribution made to a unitholder at a time we are treated as a corporation would be (i) a taxable dividend to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder’s tax basis in its units, and thereafter (iii) taxable capital gain.

The remainder of this discussion is based on the opinion of Vinson & Elkins L.L.P. that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of the partnership, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of the partnership for federal income tax purposes. For a discussion related to the risks of losing partner status as a result of securities loans, please read “—Treatment of Securities Loans.” Unitholders who are not treated as partners of the partnership as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under the circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our unitholders, we will not pay any federal income tax. Rather, each unitholder will be required to report on its federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Basis of Units

A unitholder’s tax basis in its units initially will be the amount paid for those units plus the unitholder’s share of our liabilities. That basis generally will be (i) increased by the unitholder’s share of our income and any increases in such unitholder’s share of our liabilities, and (ii) decreased, but not below zero, by the amount of all distributions, the unitholder’s share of our losses, and any decreases in its share of our liabilities.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of units in this offering who owns those units from the date of closing through December 31, 2015, will be allocated, on a cumulative basis, an amount of federal taxable income that will be approximately 50% of the cash distributed through that date. Because of the nature of our business and the expected variability of our quarterly distributions, however, the ratio of our taxable income to distributions may vary significantly from one year to another. These estimates are based upon the assumption that earnings from operations will approximate the amount available to make the assumed distribution on all units and other assumptions with respect to our earnings from operations, capital expenditures, cash flow, net working capital and cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct, and our counsel has not opined on the accuracy of such estimates. The actual ratio of taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could affect the value of units. For example, the ratio of taxable income to cash distributions to a purchaser of units in this offering would be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•	we distribute less cash than we have assumed in making this projection; or

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Treatment of Distributions

Distributions made by us to a unitholder generally will not be taxable to the unitholder, unless such distributions exceed the unitholder’s tax basis in its units, in which case the unitholder generally will recognize gain taxable in the manner described below under “—Disposition of Units.”

Any reduction in a unitholder’s share of our liabilities will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units may decrease the unitholder’s share of our liabilities. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities (liabilities for which no partner bears the economic risk of loss) generally will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the unitholder’s share of our profits. Please read “—Disposition of Units.”

A non-pro rata distribution of money or property (including a deemed distribution as a result of the reduction in a unitholder’s share of our liabilities as described above) may cause a unitholder to recognize ordinary income, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for a portion of the non-pro rata distribution. This deemed exchange generally will result in the unitholder’s recognition of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Limitations on Deductibility of Losses

A unitholder may not be entitled to deduct the full amount of loss we allocate to it because its share of our losses will be limited to the lesser of (i) the unitholder’s tax basis in its units, and (ii) in the case of a unitholder that is an individual, estate, trust or certain types of closely held corporations, the amount for which the unitholder is considered to be “at risk” with respect to our activities. In general, a unitholder will be at risk to the extent of its tax basis in its units, reduced by (1) any portion of that basis attributable to the unitholder’s share of our liabilities, (2) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (3) any amount of money the unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment. A unitholder subject to the at risk limitation must recapture losses deducted in previous years to the extent that distributions (including distributions deemed to result from a reduction in a unitholder’s share of nonrecourse liabilities) cause the unitholder’s at risk amount to be less than zero at the end of any taxable year.

Losses disallowed to a unitholder or recaptured as a result of the basis or at risk limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used, and will not be available to offset a unitholder’s salary or active business income.

In addition to the basis and at risk limitations, a passive activity loss limitation generally limits the deductibility of losses incurred by individuals, estates, trusts, some closely held corporations and personal service corporations from “passive activities” (generally, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will be available to offset only passive income generated by us. Passive losses that exceed a unitholder’s share of passive income we generate may be deducted in full when the unitholder disposes of all of its units in a fully taxable transaction with an unrelated party. The passive loss rules generally are applied after other applicable limitations on deductions, including the at risk and basis limitations.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” generally is limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	interest expense allocated against portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent allocable against portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses other than interest directly connected with the production of investment income. Net investment income generally does not include qualified dividend income (if applicable) or gains attributable to the disposition of property held for investment. A unitholder’s share of a publicly traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former unitholder or our general partner, we are authorized to treat the payment as a distribution of cash to the relevant unitholder or general partner. Where the tax is payable on behalf of all the unitholders or we cannot determine the specific unitholder on whose behalf the tax is payable, we are authorized to treat the payment as a distribution to all current unitholders. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder, in which event the unitholder may be entitled to claim a refund of the overpayment amount. Unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss and Deduction

Our items of income, gain, loss and deduction generally will be allocated amongst our unitholders in accordance with their percentage interests in us. Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code (or the principles of Section 704(c) of the Code) to account for any difference between the tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our units (a “Book-Tax Disparity”). As a result, the federal income tax burden associated with any Book-Tax Disparity immediately prior to an offering generally will be borne by our partners holding interests in us prior to such offering. In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate a Book-Tax Disparity, will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of the partner’s interest in us, which will be determined by taking into account all the facts and circumstances, including (i) his relative contributions to us, (ii) the interests of all the partners in profits and losses, (iii) the interest of all the partners in cash flow and (iv) the rights of all the partners to distributions of capital upon liquidation. Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Securities Loans

A unitholder whose units are loaned (for example, a loan to a “short seller” to cover a short sale of units) may be treated as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period (i) any of our income, gain, loss or deduction allocated to those units would not be reportable by the lending unitholder, and (ii) any cash distributions received by the unitholder as to those units may be treated as ordinary taxable income.

Due to a lack of controlling authority, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder that enters into a securities loan with respect to its units. Unitholders desiring to assure their status as partners and avoid the risk of income recognition from a loan of their units are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Tax Rates

Under current law, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 35% and 15%, respectively. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

A 3.8% Medicare tax on certain net investment income earned by individuals, estates, and trusts will apply for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if married filing separately) or $200,000 (if the unitholder is unmarried or in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We will make the election permitted by Section 754 of the Code that permits us to adjust the tax bases in our assets as to specific purchasers of our units under Section 743(b) of the Code. The Section 743(b) adjustment separately applies to each purchaser of units based upon the values and bases of our assets at the time of the relevant purchase, and the adjustment will reflect the purchase price paid. The Section 743(b) adjustment does not apply to a person who purchases units directly from us.

Under our partnership agreement, we are authorized to take a position to preserve the uniformity of units even if that position is not consistent with applicable Treasury Regulations. A literal application of Treasury Regulations governing a 743(b) adjustment attributable to properties depreciable under section 167 of the Code, may give rise to differences in the taxation of unitholders purchasing units from us and unitholders purchasing from other unitholders. If we have any such properties, we intend to adopt methods employed by other publicly traded partnerships to preserve the uniformity of units, even if inconsistent with existing Treasury Regulations, and Vinson & Elkins, L.L.P. has not opined on the validity of this approach. Please read “— Uniformity of Units.”

The IRS may challenge the positions we adopt with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of units due to lack of controlling authority. Because a unitholder’s tax basis for its units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of units may be increased without the benefit of additional deductions.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation to goodwill or nondepreciable assets. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income its share of our income, gain, loss and deduction for each taxable year ending within or with its taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation deductions previously taken, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Units—Recognition of Gain or Loss.”

The costs we incur in offering and selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the initial tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders could change, and unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

A unitholder will be required to recognize gain or loss on a sale of units equal to the difference between the unitholder’s amount realized and tax basis in the units sold. A unitholder’s amount realized generally will equal the sum of the cash or the fair market value of other property it receives plus its share of our liabilities with respect to such units. Because the amount realized includes a unitholder’s share of our liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit held for more than one year generally will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, such as depreciation recapture. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and capital gain or loss upon a sale of units. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” financial position, including a partnership interest with respect to which gain would be recognized if it were sold, assigned or terminated at its fair market value, in the event the taxpayer or a related person enters into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the final Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses could be reallocated among our unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deduction attributable to the month of disposition but will not be entitled to receive a cash distribution for that period.

Notification Requirements

A unitholder who sells or purchases any of its units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction in the case of a seller). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have “constructively” terminated as a partnership for federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For such purposes, multiple sales of the same unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than the calendar year, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination.

A constructive termination occurring on a date other than December 31 generally would require that we file two tax returns for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. However, pursuant to an IRS relief procedure the IRS may allow a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. Following a constructive termination we would be required to make new tax elections, including a new election under Section 754 of the Code, and the termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination may either accelerate the application of, or subject us to, any tax legislation enacted before the termination that would not otherwise have been applied to us as a continuing as opposed to a terminating partnership.

Uniformity of Units

Because we cannot match transferors and transferees of units and for other reasons, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements. Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units. These positions may include reducing the depreciation, amortization or loss deductions to which a unitholder would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. is unable to opine as to validity of such filing positions.

A unitholder’s basis in units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss” above and “—Tax Consequences of Unit Ownership—Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, non-U.S. corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective unitholders that are tax-exempt entities or non-U.S. persons should consult their tax advisors before investing in our units. Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income will be unrelated business taxable income and will be taxable to a tax-exempt unitholder.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of their ownership of our units. Consequently, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain to the extent reflected in earnings and profits, and, as adjusted for changes in the foreign corporation’s “U.S. net equity.” That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A non-U.S. unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the non-U.S. unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” part or all of a non-U.S. unitholder’s gain may be treated as effectively connected with that unitholder’s indirect U.S. trade or business constituted by its investment in us. Moreover, under the Foreign Investment in Real Property Tax Act, a non-U.S. unitholder generally will be subject to federal income tax upon the sale or disposition of a unit if (i) it owned (directly or constructively applying certain attribution rules) more than 5% of our units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the units or the 5-year period ending on the date of disposition. More than 50% of our assets may consist of U.S. real property interests. Therefore, non-U.S. unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to all of the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

The IRS may audit our federal income tax information returns. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully challenge the positions we adopt, and such a challenge could adversely affect the value of the units. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability and may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments unrelated to our returns.

Publicly traded partnerships generally are treated as entities separate from their owners for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings of the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and our partnership agreement designates our general partner.

The Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review may go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2)	a statement regarding whether the beneficial owner is:

(a)	a non-U.S. person;

(b)	a non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(c)	a tax-exempt entity;

(3)	the amount and description of units held, acquired or transferred for the beneficial owner; and

(4)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.

State, Local and Other Tax Considerations

In addition to federal income taxes, unitholders may be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property now or in the future or in which the unitholder is a resident. We currently conduct business or own property only in Texas. Although Texas does not impose an income tax on nonresident partners of partnerships doing business in Texas, we may also own property or do business in other states in the future that impose income or similar taxes on nonresident persons owning an interest in us. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on its investment in us.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of its investment in us. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, alternative minimum tax or non-U.S. tax consequences of an investment in us. We strongly recommend that each prospective unitholder consult, and depend on, its own tax counsel or other advisor with regard to those matters. It is the responsibility of each unitholder to file all tax returns that may be required of it.

INVESTMENT IN ALON USA PARTNERS, LP BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a) the equity interests acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

(b) the entity is an “operating company,” meaning it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above and IRAs.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above.

Plan fiduciaries contemplating a purchase of common units are encouraged to consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the common units being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of common units indicated in the following table. Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. are the representatives of the underwriters.

Underwriters	Number of Common Units
Goldman, Sachs & Co.	3,000,000
Credit Suisse Securities (USA) LLC	3,000,000
Citigroup Global Markets Inc.	2,000,000
Jefferies & Company, Inc.	1,500,000
Macquarie Capital (USA) Inc.	250,000
Tudor, Pickering, Holt & Co. Securities, Inc.	250,000

Total	10,000,000

The underwriters are committed to take and pay for all of the common units being offered, if any are taken, other than the units covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 1,500,000 common units from us to cover sales by the underwriters of a greater number of units than the total number set forth in the table above. They may exercise that option for 30 days. If any common units are purchased pursuant to this option, the underwriters will severally purchase common units in approximately the same proportion as set forth in the table above.

The following table shows the per unit and total underwriting discount to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

Paid by Us

	No Exercise	Full Exercise
Per Unit	$1.12	$1.12
Total	$11,200,000	$12,880,000

Common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any units sold by the underwriters to securities dealers may be sold at a discount of up to $0.672 per unit from the initial public offering price. After the initial offering of the units, the representatives may change the offering price and the other selling terms. The offering of the common units by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our general partner, the executive officers and directors of our general partner and Alon USA have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common units or securities convertible into or exchangeable for common units during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Units Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for our common units. The initial public offering price has been negotiated between us and the representatives. Among the factors to be considered in determining the initial public offering price of the common units, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Our common units have been approved for listing on the NYSE under the symbol “ALDW.” In order to meet one of the requirements for listing the common units on the NYSE, the underwriters have undertaken to sell lots of 100 or more units to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell common units in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of units than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional units for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional common units or purchasing units in the open market. In determining the source of units to cover the covered short position, the underwriters will consider, among other things, the price of units available for purchase in the open market as compared to the price at which they may purchase additional units pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional units for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common units made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because a representative has repurchased units sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common units, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common units. As a result, the price of the common units may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of units offered.

We estimate that our share of the total expenses of the offering, excluding the underwriting discount, will be approximately $2.0 million. The underwriters have agreed to reimburse us for up to $1.0 million for expenses incurred by us in connection with this offering.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. Affiliates of certain of the underwriters are expected to be lenders under our new term loan facility.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships to the issuer. The underwriters and their respective affiliates may also communicate independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Because the Financial Industry Regulatory Authority (“FINRA”), views our common units as interests in a direct participation program, the offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Notice to Prospective Investors in the EEA

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in each relevant member state. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in the United Kingdom

Our partnership may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (FSMA) that is not a “recognised collective investment scheme” for the purposes of FSMA (CIS) and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(1)	if our partnership is a CIS and is marketed by a person who is an authorised person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) (Exemptions) Order 2001, as amended (the CIS Promotion Order) or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(2)	otherwise, if marketed by a person who is not an authorised person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Financial Promotion Order) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(3)	in both cases (1) and (2) to any other person to whom it may otherwise lawfully be made (all such persons together being referred to as “relevant persons”).

Our partnership’s common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to our partnership.

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. Our common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be distributed in connection with any such public offering. We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (CISA). Accordingly, our common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be made available through a public offering in or from Switzerland. Our common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Notice to Prospective Investors in Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Capital Investment Act (Vermôgensanlagengesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht – BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this document and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of our common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 2 no. 4 of the German Capital Investment Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

The offering does not constitute an offer to sell or the solicitation of an offer to buy our common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

VALIDITY OF OUR COMMON UNITS

The validity of the common units and certain other legal matters will be passed upon for us by Vinson & Elkins L.L.P., New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

EXPERTS

The combined financial statements of Alon USA Partners, LP Predecessor as of December 31, 2010 and 2011, and for each of the years in the three-year period ended December 31, 2011, have been included herein in reliance upon the reports of KPMG LLP, independent public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act with respect to the common units being offered hereunder. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common units, we refer you to the registration statement and the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other documents are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed as an exhibit and reference thereto is qualified in all respects by the terms of the filed exhibit. The registration statement, including any exhibits and schedules, may be inspected without charge at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549, and copies of these materials may be obtained from that office after payment of fees prescribed by the SEC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

As a result of this offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing period reports and other information with the SEC.

ALON USA PARTNERS, LP

ALON USA PARTNERS, LP

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

INTRODUCTION

In connection with the closing of this offering, Alon USA Energy, Inc. (“Alon Energy”) will contribute all of the outstanding equity interests in Alon USA, LP and Alon USA Refining, Inc. (collectively, “Alon USA Partners, LP”) to Alon USA Partners, LP, a newly formed Delaware limited partnership (the “Partnership”).

The unaudited pro forma combined financial statements give effect to the following transactions:

•	the contribution by Alon Energy of its equity interests in Alon USA, LP and Alon USA Refining, Inc. to the Partnership;

•

the issuance (i) to our general partner of a non-economic general partner interest in the Partnership and (ii) to Alon Energy of 52,500,000 common units, representing an aggregate 84.0% limited partner interest in the Partnership (assuming the underwriters do not exercise their option to purchase additional common units);

•	the issuance of 10,000,000 common units to the public in this offering;

•

the assumption from Alon Energy of a fully drawn $250.0 million term loan facility as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”;

•	the payment of offering expenses of $2.0 million and debt financing fees of $11.8 million;

•

the application of the net proceeds of this offering as described in “Use of Proceeds,” including to repay approximately $146.8 million of principal and accrued interest relating to intercompany debt payable by Alon USA Partners, LP to Alon Energy and its affiliates; and

•	the elimination of the $199.8 million remaining balance of the intercompany debt prior to closing or in connection with the underwriters’ option to purchase additional common units.

The pro forma adjustments have been prepared as if the transactions to be effected at the closing of this offering had taken place on September 30, 2012 in the case of the pro forma combined balance sheet and as of January 1, 2011 in the case of the pro forma combined statements of operations for the year ended December 31, 2011 and for the nine months ended September 30, 2012.

The unaudited pro forma combined financial statements have been prepared on the basis that the Partnership will be treated as a partnership for federal tax purposes.

The accompanying unaudited pro forma combined financial statements of the Partnership should be read together with the historical combined financial statements of Alon USA Partners, LP Predecessor included elsewhere in this prospectus. The accompanying unaudited pro forma combined financial statements of the Partnership were derived by making certain adjustments to the historical combined financial statements of Alon USA Partners, LP Predecessor. The pro forma adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual effects of the events may differ from the pro forma adjustments. However, management believes the assumptions utilized to prepare the pro forma adjustments provide a reasonable basis for presenting the significant effects of the formation, offering, and related events as currently contemplated and that the unaudited pro forma adjustments are factually supportable and give appropriate effect to the expected impact of events that are directly attributable to the formation of the Partnership and this offering.

The unaudited pro forma combined financial statements of the Partnership are not necessarily indicative of the results that actually would have occurred if the Partnership had completed the offering on the dates indicated or which could be achieved in the future because they do not reflect all of the operating expenses that the Partnership expects to incur in the future.

ALON USA PARTNERS, LP

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

As of September 30, 2012

(dollars in thousands)

	Historical	Pro Forma Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$29,414	$—	(a)	$29,414
Accounts and other receivables, net	115,135	—		115,135
Accounts and other receivables, net - related parties	14,718	—		14,718
Inventories	57,348	—		57,348
Prepaid expenses and other current assets	7,139	—		7,139

Total current assets	223,754	—		223,754

Property, plant and equipment, net	485,115	—		485,115
Other assets	30,651	11,750	(b)	42,401

Total assets	$739,520	$11,750		$751,270

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Accounts payable	$193,829	$—		$193,829
Accrued liabilities	28,221	—		28,221

Total current liabilities	222,050	—		222,050

Other non-current liabilities	41,653	—		41,653
Long-term debt	84,000	250,000	(c)	334,000
Subordinated debt - related parties	346,582	(346,582	)(d)	—

Total liabilities	694,285	(96,582)		597,703

Commitments and contingencies
Partners’ equity:
Alon Energy	45,235	83,761		128,996
Public	—	24,571		24,571

Total partners’ equity	45,235	108,332	(e)	153,567

Total liabilities and partners’ equity	$739,520	$11,750		$751,270

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

ALON USA PARTNERS, LP

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2011

(dollars in thousands)

	Historical	Pro Forma Adjustments		Pro Forma
Net sales (1)	$3,207,969	$—		$3,207,969
Operating costs and expenses:
Cost of sales	2,722,918	—		2,722,918
Direct operating expenses	98,178	—		98,178
Selling, general and administrative expenses	15,633	—		15,633
Depreciation and amortization	40,448	—		40,448

Total operating costs and expenses	2,877,177	—		2,877,177

Operating income	330,792	—		330,792
Interest expense	(16,719)	(25,083	)(f)	(41,802)
Interest expense - related parties	(17,067)	17,067	(g)	—
Other income (loss), net	18	—		18

Income (loss) before state income tax expense	297,024	(8,016)		289,008
State income tax expense	2,597	—		2,597

Net income (loss)	$294,427	$(8,016)		$286,411

Common unitholders’ interest in net income	$294,427	$(8,016)		$286,411
Net income per common unit (basic and diluted)	$4.71	$(0.13)		$4.58
Weighted-average number of limited partners’ units outstanding:
Basic and diluted (in thousands)	62,500	62,500		62,500

(1)	Includes sales to related parties of $553,253 for the year ended December 31, 2011.

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

ALON USA PARTNERS, LP

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2012

(dollars in thousands)

	Historical	Pro Forma Adjustments		Pro Forma
Net sales (1)	$2,651,191	$—		$2,651,191
Operating costs and expenses:
Cost of sales (2)	2,225,702	—		2,225,702
Direct operating expenses	73,223	—		73,223
Selling, general and administrative expenses	18,070	—		18,070
Depreciation and amortization	34,963	—		34,963

Total operating costs and expenses	2,351,958	—		2,351,958

Operating income	299,233	—		299,233
Interest expense	(15,070)	(18,813	)(f)	(33,883)
Interest expense - related parties	(12,990)	12,990	(g)	—
Other income (loss), net	11	—		11

Income before state income tax expense	271,184	(5,823)		265,361
State income tax expense	2,518	—		2,518

Net income	$268,666	$(5,823)		$262,843

Common unitholders’ interest in net income	$268,666	$(5,823)		$262,843
Net income per common unit (basic and diluted)	$4.30	$(0.09)		$4.21
Weighted-average number of limited partners’ units outstanding:
Basic and diluted (in thousands)	62,500	62,500		62,500

(1)	Includes sales to related parties of $450,416 for the nine months ended September 30, 2012.
(2)	Includes costs of $13,951 associated with losses on derivatives with a related party for the nine months ended September 30, 2012.

The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

ALON USA PARTNERS, LP

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(dollars in thousands)

1.	Organization and Basis of Presentation

The unaudited pro forma combined financial statements of Alon USA Partners, LP (the “Partnership”) have been derived from the historical combined financial statements of Alon USA Partners, LP Predecessor. The historical combined financial statements are comprised of the financial statements relating to the operating subsidiaries of Alon USA Energy, Inc. (“Alon Energy”) that will be transferred to the Partnership upon the closing of this offering. The pro forma adjustments have been prepared as if the transactions to be effected at the closing of this offering had taken place on September 30, 2012 in the case of the pro forma combined balance sheet and as of January 1, 2011 in the case of the pro forma combined statements of operations for the year ended December 31, 2011 and for the nine months ended September 30, 2012. The pro forma adjustments are based on currently available information and certain estimates and assumptions, and therefore the actual effects of these transactions will differ from the pro forma adjustments.

The unaudited pro forma combined financial statements give effect to the following transactions:

•	the contribution by Alon Energy of its equity interests in Alon USA, LP and Alon USA Refining, Inc. to us;

•

the issuance (i) to our general partner of a non-economic general partner interest in us and (ii) to Alon Energy of 52,500,000 common units, representing an aggregate 84.0% limited partner interest in us (assuming the underwriters do not exercise their option to purchase additional common units);

•	the issuance of 10,000,000 common units to the public in this offering;

•

the assumption from Alon Energy of a fully drawn $250.0 million term loan facility as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”;

•	the payment of offering expenses of $2.0 million and debt financing fees of $11.8 million;

•

the application of the net proceeds of this offering as described in “Use of Proceeds,” including to repay approximately $146.8 million of principal and accrued interest relating to intercompany debt payable by Alon USA Partners, LP to Alon Energy and its affiliates; and

•	the elimination of the $199.8 million remaining balance of the intercompany debt prior to closing or in connection with the underwriters’ option to purchase additional common units.

The pro forma adjustments included herein assume no exercise of the underwriters’ option to purchase additional common units. The proceeds from any exercise of the underwriters’ option to purchase additional common units will be paid as a special distribution to Alon Energy.

Upon completion of this offering, the Partnership anticipates incurring incremental selling, general and administrative expenses of approximately $1.5 million per year as a result of being a publicly traded limited partnership, such as expenses associated with annual and quarterly reporting requirements, tax return and Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees, director and officer insurance expenses and director compensation expenses. No pro forma adjustments have been made to the historical combined financial statements to reflect the additional costs and expenses described above because they are projected amounts based on judgmental estimates and would not be factually supportable.

ALON USA PARTNERS, LP

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(dollars in thousands)

2.	Pro Forma Adjustments

The pro forma adjustments are based upon currently available information and certain estimates and assumptions; therefore, actual adjustments will differ from the pro forma adjustments. A general description of these pro forma adjustments follows:

(a) Reflects the changes in the cash and cash equivalents balance as of September 30, 2012 giving effect to the transactions described in Note (1) as if they occurred on September 30, 2012 as follows:

As of September 30, 2012
Proceeds from the offering	$160,000
Less:
Offering fees	(13,200)
Repayment of subordinated debt–related parties	(146,800)

Subtotal	(160,000)

Net change in cash and cash equivalents	$—

(b) Reflects the pro forma adjustment for unamortized debt issuance costs of $11,750 related to the $250,000 new term loan facility.

(c) Reflects the pro forma adjustment for $250,000 of principal outstanding under the Partnership’s new term loan facility which was assumed in connection with this offering.

(d) Reflects the repayment of $146,800 of subordinated debt–related parties with the proceeds received from the offering and the conversion of the remaining $199,782 of subordinated debt–related parties to partners’ equity prior to closing or in connection with the underwriters’ option to purchase additional common units.

(e) Reflects the changes in the partners’ equity balance as of September 30, 2012 giving effect to the transactions described in Note (1) as if they occurred on September 30, 2012 as follows:

As of September 30, 2012
Proceeds from the offering	$160,000
Add:
Conversion of subordinated debt–related parties	199,782
Less:
Offering fees	(13,200)
Assumption of new term loan facility, net of debt issuance costs	(238,250)

Subtotal	(251,450)

Net change in partners’ equity	$108,332

(f) Reflects the pro forma adjustment for interest expense related to the new term loan facility at an assumed rate of 9.25% per annum plus the amortization of debt issuance costs of $11,750 amortized on a straight line basis over a six year period. The amortization of debt issuance costs for the year ended December 31, 2011 would be $1,958 and for the nine months ended September 30, 2012 would be $1,469.

(g) Reflects the pro forma adjustment to eliminate the related party interest expense in connection with the repayment and conversion of the subordinated debt–related parties as described in item (d).

Report of Independent Registered Public Accounting Firm

Board of Directors

Alon USA Partners GP, LLC

We have audited the accompanying balance sheet of Alon USA Partners, LP (the Partnership) as of August 17, 2012. This financial statement is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of the balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Alon USA Partners, LP at August 17, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Dallas, Texas

August 31, 2012

ALON USA PARTNERS, LP

BALANCE SHEET

(dollars in thousands)

As of August 17, 2012
Assets	$—

Total Assets	$—

Partners’ Equity:
Limited Partner’s Equity	$1
Receivables from Partners	(1)

Total Partners’ Equity	$—

The accompanying notes are an integral part of this audited financial statement.

ALON USA PARTNERS, LP

NOTES TO THE BALANCE SHEET

(dollars in thousands)

1.	Nature of Operations

Alon USA Partners, LP (the “Partnership”) is a Delaware limited partnership formed on August 17, 2012. The Partnership was formed to own and operate the Big Spring refinery and related assets.

Alon Assets, Inc., a controlled subsidiary of Alon USA Energy, Inc., has committed to contribute $1 to the Partnership in exchange for a 100% limited partner interest in the Partnership. These contributions receivable are reflected as a reduction to equity in accordance with generally accepted accounting principles. The accompanying financial statement reflects the financial position of the Partnership immediately subsequent to this initial capitalization. There have been no other transactions involving the Partnership as of August 17, 2012. Alon USA Partners GP, LLC will serve as the general partner of the Partnership.

2.	Subsequent Events

Management of the Partnership evaluated subsequent events through August 31, 2012, which is the date the balance sheet was available to be issued.

ALON USA PARTNERS, LP PREDECESSOR

Report of Independent Registered Public Accounting Firm

Board of Directors

Alon USA Partners GP, LLC:

We have audited the accompanying combined balance sheets of Alon USA Partners, LP Predecessor (the Partnership) as of December 31, 2010 and 2011, and the related combined statements of operations, partners’ equity and cash flows for each of the years in the three-year period ended December 31, 2011. These combined financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Alon USA Partners, LP Predecessor as of December 31, 2010 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Dallas, Texas

August 31, 2012

ALON USA PARTNERS, LP PREDECESSOR

COMBINED BALANCE SHEETS

(dollars in thousands)

	As of December 31,
	2010	2011
ASSETS
Current assets:
Cash and cash equivalents	$20,352	$135,945
Accounts and other receivables, net	73,409	100,853
Accounts and other receivables, net - related parties	11,929	12,788
Inventories	40,220	31,738
Prepaid expenses and other current assets	2,478	6,057

Total current assets	148,388	287,381

Property, plant and equipment, net	512,169	493,970
Other assets	14,482	29,129

Total assets	$675,039	$810,480

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Accounts payable	$175,194	$111,319
Accrued liabilities	32,400	27,840

Total current liabilities	207,594	139,159

Other non-current liabilities	19,255	35,040
Long-term debt	122,000	200,000
Subordinated debt - related parties	316,526	333,592

Total liabilities	665,375	707,791

Commitments and contingencies (Note 14)
Partners’ equity	9,664	102,689

Total liabilities and partners’ equity	$675,039	$810,480

The accompanying notes are an integral part of these audited combined financial statements.

ALON USA PARTNERS, LP PREDECESSOR

COMBINED STATEMENTS OF OPERATIONS

(dollars in thousands)

	Year Ended December 31,
	2009	2010	2011
Net sales (1)	$1,498,176	$1,639,935	$3,207,969
Operating costs and expenses:
Cost of sales	1,398,365	1,503,301	2,722,918
Direct operating expenses	89,994	90,359	98,178
Selling, general and administrative expenses	16,564	14,432	15,633
Depreciation and amortization	36,651	39,570	40,448

Total operating costs and expenses	1,541,574	1,647,662	2,877,177

Gain on disposition of assets	2,105	—	—

Operating income (loss)	(41,293)	(7,727)	330,792
Interest expense	(8,171)	(13,314)	(16,719)
Interest expense - related parties	(17,067)	(17,067)	(17,067)
Other income (loss), net	183	(269)	18

Income (loss) before state income tax expense	(66,348)	(38,377)	297,024
State income tax expense	—	136	2,597

Net income (loss)	$(66,348)	$(38,513)	$294,427

(1)	Includes sales to related parties of $277,014, $361,740 and $553,253 for the years ended December 31, 2009, 2010 and 2011, respectively.

The accompanying notes are an integral part of these audited combined financial statements.

ALON USA PARTNERS, LP PREDECESSOR

COMBINED STATEMENTS OF PARTNERS’ EQUITY

(dollars in thousands)

Partners’ Equity
Balance at January 1, 2009	$83,561
Net cash advances from partners	79,102
Net loss	(66,348)

Balance at December 31, 2009	96,315
Net cash payments to partners	(48,138)
Net loss	(38,513)

Balance at December 31, 2010	9,664
Net cash payments to partners	(201,402)
Net income	294,427

Balance at December 31, 2011	$102,689

The accompanying notes are an integral part of these audited combined financial statements.

ALON USA PARTNERS, LP PREDECESSOR

COMBINED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Year Ended December 31,
	2009	2010	2011
Cash flows from operating activities:
Net income (loss)	$(66,348)	$(38,513)	$294,427
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	36,651	39,570	40,448
Non-cash interest on subordinated debt - related parties	17,067	17,067	17,067
Gain on disposition of assets	(2,105)	—	—
Changes in operating assets and liabilities:
Accounts and other receivables, net	14,526	(26,764)	(27,444)
Accounts and other receivables, net - related parties	(4,414)	(2,198)	(859)
Inventories	(10,385)	15,255	7,317
Prepaid expenses and other current assets	754	(1,492)	(3,579)
Other assets	3,415	5,725	(16,151)
Accounts payable	(15,302)	45,398	(63,875)
Accrued liabilities	(7,050)	(1,510)	(4,561)
Other non-current liabilities	4,083	7,601	15,785

Net cash provided by (used in) operating activities	(29,108)	60,139	258,575

Cash flows from investing activities:
Capital expenditures	(46,688)	(15,411)	(12,460)
Capital expenditures for turnarounds and catalyst replacement	(9,176)	(10,151)	(7,085)
Proceeds from insurance to rebuild refinery	34,125	—	—
Proceeds from disposition of assets	2,105	—	—

Net cash used in investing activities	(19,634)	(25,562)	(19,545)

Cash flows from financing activities:
Revolving credit facility, net	(30,000)	34,000	78,000
Inventory supply agreement	—	—	1,165
Net (payments to) advances from partners	79,102	(48,138)	(201,402)
Deferred debt issuance costs	(1,290)	(1,200)	(1,200)

Net cash provided by (used in) financing activities	47,812	(15,338)	(123,437)

Net increase (decrease) in cash and cash equivalents	(930)	19,239	115,593
Cash and cash equivalents, beginning of period	2,043	1,113	20,352

Cash and cash equivalents, end of period	$1,113	$20,352	$135,945

Supplemental cash flow information:
Cash paid for interest	$7,185	$9,262	$12,717

Cash paid for income tax	$—	$—	$136

The accompanying notes are an integral part of these audited combined financial statements.

ALON USA PARTNERS, LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(dollars in thousands)

(1)	Description and Nature of Business

Alon USA Partners, LP is an indirect subsidiary of Alon USA Energy, Inc. (“Alon Energy”). Alon USA Partners, LP was formed on August 17, 2012 by Alon Energy. The purpose of this entity will be to own the assets and operations of the Big Spring refinery and associated wholesale marketing operations. Alon Energy will contribute to Alon USA Partners, LP i) its ownership interests in Alon USA, LP, excluding its equity ownership interests in the retail subsidiaries, and ii) its ownership interests in Alon USA Refining, Inc. Thus the financial statements presented represent this combination in the entity formed for this purpose, which we refer to herein as “Alon.”

Alon is a refiner and marketer of petroleum products operating primarily in the South Central and Southwestern regions of the United States. Alon owns and operates a crude oil refinery in Big Spring, Texas with crude oil throughput capacity of 70,000 barrels per day, or bpd, which Alon refers to as the Big Spring refinery. Alon refines crude oil into petroleum products, including gasoline, diesel, jet fuel, petrochemicals, petrochemical feedstocks, asphalts and other petroleum products, which Alon markets primarily in West Texas, Central Texas, Oklahoma, New Mexico and Arizona. Alon refers to its operations in this region as its physically integrated system because it supplies its branded and unbranded distributors in this region with motor fuels produced at the Big Spring refinery. Alon distributes fuel products through a product pipeline and terminal network, which Alon owns or accesses through leases or long-term throughput agreements. Alon’s physically integrated system includes Alon-branded retail sites that Alon supplies, including Alon Energy’s owned and operated retail convenience stores. Alon operates in a single reportable segment for financial reporting purposes based on how the business is managed.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

The partners’ equity balance represents Alon Energy’s initial investment in Alon and subsequent adjustments resulting from the operations of Alon and various transactions between Alon and Alon Energy.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Revenue Recognition

Substantially all of Alon’s revenues are derived from the sale of refined products. Revenues from sales of refined products are earned and realized upon transfer of title to the customer based on the contractual terms of delivery (including payment terms and prices). Title primarily transfers at the refinery or terminal when the refined product is loaded into the common carrier pipelines, trucks or railcars (free on board origin). In some situations, title transfers at the customer’s destination (free on board destination).

ALON USA PARTNERS, LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(dollars in thousands)

Alon occasionally enters into refined product buy/sell arrangements, which involve linked purchases and sales related to refined product sales contracts entered into to address location, quality or grade requirements. These buy/sell transactions are included on a net basis in sales in the combined statements of operations and profits are recognized when the exchanged product is sold.

In the ordinary course of business, logistical and refinery production schedules necessitate the occasional sale of crude oil to third parties. All purchases and sales of crude oil are recorded net, in cost of sales in the combined statements of operations.

(d)	Cost Classifications

Cost of sales includes crude oil, blending materials, other raw materials and transportation costs. Cost of sales excludes depreciation and amortization, which is presented separately in the combined statements of operations.

Direct operating expenses include costs associated with the actual operations of the refinery and terminals, such as energy and utility costs, routine maintenance, labor, insurance and environmental compliance costs. These costs also include actual costs incurred by Alon Energy and allocated to Alon. Environmental compliance costs, including monitoring and routine maintenance, are expensed as incurred. All operating costs associated with Alon’s crude oil and product pipelines are considered to be transportation costs and are reflected in cost of sales in the combined statements of operations.

Selling, general and administrative expenses primarily include corporate overhead costs and marketing expenses. These costs also include actual costs incurred by Alon Energy and allocated to Alon.

Interest expense consists of interest expense, letters of credit, financing costs associated with crude oil purchases, fees, and amortization of deferred debt issuance costs but excludes capitalized interest.

(e)	Cash and Cash Equivalents

All highly liquid instruments with a maturity of three months or less at the time of purchase are considered to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

(f)	Accounts Receivable

The majority of accounts receivable are due from companies in the petroleum industry. Credit is extended based on evaluation of the customer’s financial condition and in certain circumstances, collateral, such as letters of credit or guarantees, are required. Credit losses are charged to reserve for bad debts when accounts are deemed uncollectible. Reserve for bad debts is based on a combination of current sales and specific identification methods.

(g)	Inventories

Crude oil, refined products and blendstocks (including inventory consigned to others) are stated at the lower of cost or market. Cost is determined under the last-in, first-out (“LIFO”) valuation method. Cost of crude oil, refined products and blendstock inventories in excess of market value are charged to cost of sales. Such charges are subject to reversal in subsequent periods, not to exceed LIFO cost, if prices recover. Materials and supplies are stated at average cost.

ALON USA PARTNERS, LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(dollars in thousands)

Crude oil inventory consigned to others represents inventory that was sold to third parties with an obligation by Alon to repurchase the inventory at the end of the respective agreements (Note 8). As a result of this requirement to repurchase inventory, no revenue was recorded on these transactions and the inventory volumes remain valued under the LIFO method.

(h)	Hedging Activity

Alon participates in Alon Energy’s company-wide risk management program. All derivative instruments are recorded in the combined balance sheets as either assets or liabilities measured at their fair value. Alon considers all commodity forwards, futures, and option contracts to be part of its risk management strategy. Alon has elected not to designate these commodity contracts as cash flow hedges for financial accounting purposes. Accordingly, net unrealized gains and losses for changes in the fair value on open commodity derivative contracts are recognized in cost of sales in the combined statements of operations.

(i)	Property, Plant and Equipment

The carrying value of property, plant and equipment includes the fair value of the asset retirement obligation and has been reflected in the balance sheets at cost, net of accumulated depreciation.

Property, plant, and equipment, net of salvage value, are depreciated using the straight-line method at rates based on the estimated useful lives for the assets or groups of assets, beginning in the first month of operation following acquisition or completion. Alon capitalizes interest costs associated with major construction projects based on the effective interest rate on aggregate borrowings.

Expenditures for major replacements and additions are capitalized. Expenditures for routine repairs and maintenance costs are charged to direct operating expense as incurred. The applicable costs and accumulated depreciation of assets that are sold, retired, or otherwise disposed of are removed from the accounts and the resulting gain or loss is recognized.

(j)	Impairment of Long-Lived Assets and Assets To Be Disposed Of

Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its expected future cash flows, an impairment loss is recognized based on the excess of the carrying value of the impaired asset over its fair value. These future cash flows and fair values are estimates based on management’s judgment and assumptions. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs of disposition.

(k)	Asset Retirement Obligations

The accounting standards established for asset retirement obligations apply to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset and requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event, if the amount can be reasonably estimated.

ALON USA PARTNERS, LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(dollars in thousands)

(l)	Turnarounds and Catalyst Replacement Costs

Alon records the cost of planned major refinery maintenance, referred to as turnarounds, and chemical catalyst used in the refinery process units, which are typically replaced in conjunction with planned turnarounds, in “Other assets” in the balance sheets. Turnaround and catalyst replacement costs are currently deferred and amortized on a straight-line basis beginning the month after the completion of the turnaround and ending immediately prior to the next scheduled turnaround. The amortization of deferred turnaround and catalyst replacement costs are presented in “Depreciation and amortization” in the combined statements of operations.

(m)	Income Taxes

Alon is a partnership for U.S. federal income tax purposes and thus its income is taxed directly to its owners. As a result, Alon does not incur U.S. federal income taxes.

Alon is subject to Texas franchise tax and its operations are included in the consolidated Texas franchise tax return of Alon Energy. For financial reporting purposes, Texas franchise tax is calculated as if a separate return was filed.

(n)	Environmental Expenditures

Alon accrues for costs associated with environmental remediation obligations when such costs are probable and can be reasonably estimated. Environmental liabilities represent the estimated costs to investigate and remediate contamination at Alon’s properties. This estimate is based on internal and third-party assessments of the extent of the contaminations, the selected remediation technology and review of applicable environmental regulations.

Accruals for estimated costs from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value unless payments are fixed and determinable. Recoveries of environmental remediation costs from other parties are recorded as assets when the receipt is deemed probable. Estimates are updated to reflect changes in factual information, available technology or applicable laws and regulations.

(o)	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(3)	Fair Value of Financial Instruments

The carrying amounts of Alon’s cash and cash equivalents, receivables, payables and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The reported amounts of long-term debt approximate fair value. Derivative financial instruments are carried at fair value, which is based on quoted market prices.

Alon must determine fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As required, Alon utilizes valuation techniques that maximize the use of observable inputs (levels 1 and 2) and minimize the use of

ALON USA PARTNERS, LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(dollars in thousands)

unobservable inputs (level 3) within the fair value hierarchy. Alon generally applies the “market approach” to determine fair value. This method uses pricing and other information generated by market transactions for identical or comparable assets and liabilities. Assets and liabilities are classified within the fair value hierarchy based on the lowest level (least observable) input that is significant to the measurement in its entirety.

The following table sets forth the assets and liabilities measured at fair value on a recurring basis, by input level, in the combined balance sheets as of December 31, 2010 and 2011:

	Quoted Prices in Active Markets For Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

As of December 31, 2010
Assets:
Commodity contracts (futures and forwards)	$380	$—	$—	$380

As of December 31, 2011
Assets:
Commodity contracts (futures and forwards)	$447	$—	$—	$447

(4)	Derivative Financial Instruments

Commodity Derivatives — Mark to Market

Alon selectively utilizes commodity derivatives to manage its exposure to commodity price fluctuations and uses crude oil and refined product commodity derivative contracts to reduce risk associated with potential price changes on committed obligations. Alon does not speculate using derivative instruments. Credit risk on Alon’s derivative instruments is mitigated by transacting with counterparties meeting established collateral and credit criteria.

The following table presents the effect of derivative instruments on the combined statements of financial position.

	As of December 31, 2010
	Asset Derivatives		Liability Derivatives
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives not designated as hedging instruments:
Commodity contracts (futures and forwards)	Accounts receivable	$438	Accrued liabilities	$(58)

Total derivatives		$438		$(58)

ALON USA PARTNERS, LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(dollars in thousands)

	As of December 31, 2011
	Asset Derivatives		Liability Derivatives
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives not designated as hedging instruments:
Commodity contracts (futures and forwards)	Accounts receivable	$465	Accrued liabilities	$(18)

Total derivatives		$465		$(18)

The following table presents the effect of derivative instruments on Alon’s combined statements of operations.

Derivatives not designated as hedging instruments:

	Gain (Loss) Recognized in Income
	Location	Amount

For the Year Ended December 31, 2009
Commodity contracts (futures & forwards)	Cost of sales	$(4,944)

Total derivatives		$(4,944)

For the Year Ended December 31, 2010
Commodity contracts (futures & forwards)	Cost of sales	$1,071

Total derivatives		$1,071

For the Year Ended December 31, 2011
Commodity contracts (futures & forwards)	Cost of sales	$(1,486)

Total derivatives		$(1,486)

(5)	Significant Customers

For the year ended December 31, 2009, Alon had a related party customer account for 14% of net sales, which include net sales to related parties.

For the year ended December 31, 2010, Alon had two customers which account for approximately 32% of net sales, which include net sales to related parties. A third party customer accounted for 13% of net sales and a related party customer accounted for 19% of net sales for the year ended December 31, 2010.

For the year ended December 31, 2011, Alon had three customers which account for approximately 41% of net sales, which include net sales to related parties. Individually, these third party customers accounted for 15% and 12% of net sales and a related party customer accounted for 14% of net sales for the year ended December 31, 2011.

At December 31, 2010 and 2011, 23% and 19%, respectively, of total third party and related party accounts and other receivables, net were from significant customers discussed above.

ALON USA PARTNERS, LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(dollars in thousands)

(6)	Accounts and Other Receivables, Net

Financial instruments that potentially subject Alon to concentration of credit risk consist primarily of trade accounts receivables. Credit risk is minimized as a result of the ongoing credit assessment of Alon’s customer base and a lack of concentration in Alon’s customer base. Alon performs ongoing credit evaluations of its customers and requires letters of credit, prepayments or other collateral or guarantees as management deems appropriate. Alon’s allowance for doubtful accounts is reflected as a reduction of accounts receivable in the combined balance sheets.

SEMGroup, LP Bankruptcy. On July 22, 2008, SemMaterials, a customer of Alon filed a petition under Chapter 11 of the United States Bankruptcy Code. On that date, SemMaterials owed approximately $39,000 to Alon under outstanding invoices for sales of asphalt products, vacuum gas oil and vacuum tower bottoms. Alon also owed approximately $1,000 to SemMaterials at that time for purchases of asphalt products. On September 17, 2008, Alon and SemMaterials entered into a settlement agreement providing Alon with an administrative claim of approximately $16,700 less 63,425 barrels of vacuum gas oil to be delivered to Alon and a right of set-off related to the approximately $1,000 payable to SemMaterials. Alon received the payment and vacuum gas oil barrels in 2008. Alon provided for this loss in 2008 through its allowance for doubtful accounts and wrote the SemMaterials receivable off in 2011 when the bankruptcy process was complete.

The following table sets forth the allowance for doubtful accounts for the years ended:

	Balance at Beginning of Period	Additions Charged to Expense	Deductions	Balance at End of Period
2009	$20,249	1,328	—	$21,577
2010	$21,577	489	—	$22,066
2011	$22,066	—	(21,789)	$277

(7)	Inventories

Alon’s inventories (including inventory consigned to others) are stated at the lower of cost or market. Cost is determined under the LIFO method for crude oil (including inventory consigned to others), refined products and blendstock inventories. Materials and supplies are stated at average cost.

Carrying value of inventories consisted of the following:

	As of December 31,
	2010	2011
Crude oil, refined products and blendstocks	$28,877	$8,674
Crude oil inventory consigned to others (Note 8)	2,799	14,000
Materials and supplies	8,544	9,064

Total inventories	$40,220	$31,738

Crude oil, refined products and blendstock inventories totaled 943 thousand barrels and 443 thousand barrels as of December 31, 2010 and 2011, respectively. A reduction of inventory volumes during 2010 and 2011 resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in previous years. The liquidation decreased costs of sales by approximately $24,210 and $42,702 during 2010 and 2011, respectively.

ALON USA PARTNERS, LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(dollars in thousands)

Market values of crude oil, refined products and blendstock inventories exceeded LIFO costs by $60,787 and $21,889 at December 31, 2010 and 2011, respectively.

Alon had 106 thousand barrels and 270 thousand barrels of crude oil consigned to others at December 31, 2010 and 2011, respectively. Alon recorded liabilities associated with this consigned inventory of $9,310 and $25,550 in other non-current liabilities at December 31, 2010 and 2011, respectively.

Additionally, Alon recorded accrued liabilities of $18 and accounts receivable of $731 at December 31, 2011, for forward commitments related to month-end consignment inventory target levels differing from projected levels and the associated pricing with these inventory level differences.

Effective January 1, 2011, Alon elected to account for all inventory financing agreements it has under the “Normal Purchase Normal Sales” exemption of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging. This exemption applies to situations where commodities are physically delivered. In previous periods Alon recorded changes in the fair value of the estimated settlement liability of these contracts through the statement of operations. Beginning January 1, 2011 and forward, changes in fair value of the estimated settlement liability will no longer be recorded due to the Normal Purchase Normal Sale exemption. If the contracts were settled December 31, 2011, the payment would be in excess of the liabilities recorded by $1,031.

(8)	Inventory Financing Agreements

In October 2010, Alon entered into a lease agreement, with a third party, relating to crude oil storage tanks located at the Big Spring refinery. The crude oil inventory consigned at December 2010 represents crude oil owned by the third party and stored at the Big Spring refinery. The lease agreement was terminated in February 2011 and Alon recorded a termination fee expense of $3,189. At December 31, 2010 Alon had long-term payables of $9,310 related to consigned crude oil inventory.

In February 2011, Alon entered into a Supply and Offtake Agreement, (the “Supply and Offtake Agreement”), with J. Aron & Company (“J. Aron”). Pursuant to the Supply and Offtake Agreement, (i) J. Aron agreed to sell to Alon, and Alon agreed to buy from J. Aron, at market prices, crude oil for processing at the Big Spring refinery and (ii) Alon agreed to sell, and J. Aron agreed to buy, at market prices, certain refined products produced at the Big Spring refinery.

In connection with the execution of the Supply and Offtake Agreement, Alon also entered into agreements that provided for the sale, at market prices, of Alon’s crude oil and certain refined product inventories to J. Aron, the lease to J. Aron of crude oil and refined product storage tanks located at the Big Spring refinery, and an agreement to identify prospective purchasers of refined products on J. Aron’s behalf. The Supply and Offtake Agreement has an initial term that expires in May 2016. J. Aron may elect to terminate the agreement prior to the initial term beginning in May 2013, provided Alon receives notice of termination at least six months prior to that date. Following expiration or termination of the Supply and Offtake Agreement, Alon is obligated to purchase the crude oil and refined product inventories then owned by J. Aron and located at the Big Spring refinery. At December 31, 2011 Alon had current payables to J. Aron for purchases of $2,335, long-term payables related to the original financing of $25,550 and a consignment inventory receivable representing a deposit paid to J. Aron of $6,290 recorded in other assets.

ALON USA PARTNERS, LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(dollars in thousands)

In July 2012, the Supply and Offtake Agreement was amended principally in order to extend the terms of the Supply and Offtake Agreement by an additional two years. After the amendment, the Supply and Offtake Agreement has an initial term that expires in May 2018. J. Aron may elect to terminate the agreement prior to the initial term in May 2015 and upon each anniversary thereof provided Alon receives notice of termination at least six months prior to that date. Alon may elect to terminate in May 2017, provided Alon provides notice of termination at least six months prior to that date.

(9)	Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of the following:

	As of December 31,
	2010	2011
Property, plant and equipment, gross	$617,664	$630,598
Less accumulated depreciation	(105,495)	(136,628)

Property, plant and equipment, net	$512,169	$493,970

The useful lives on depreciable assets used to determine depreciation expense were 3 to 20 years, with an average life of 18 years.

(10)	Other Assets

Other assets consisted of the following:

	As of December 31,
	2010	2011
Deferred turnaround and chemical catalyst cost	$9,558	$12,231
Deferred debt issuance costs	1,698	1,448
Consignment inventory receivable	—	6,290
Other	3,226	9,160

Total other assets	$14,482	$29,129

Debt issuance costs are amortized over the term of the related debt using the effective interest method. Amortization of debt issuance costs was $612 and $1,450 for the years ended December 31, 2010 and 2011, respectively, and is recorded as interest expense in the combined statements of operations.

ALON USA PARTNERS, LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(dollars in thousands)

(11)	Accrued Liabilities and Other Non-Current Liabilities

Accrued liabilities and other non-current liabilities consisted of the following:

	As of December 31,
	2010	2011
Accrued liabilities:
Taxes other than income taxes, primarily excise taxes	$20,167	$21,658
Accrued finance charges	4,049	1,493
Environmental accrual	933	1,066
Other	7,251	3,623

Total accrued liabilities	$32,400	$27,840

Other non-current liabilities:
Consignment inventory	$9,310	$25,550
Environmental accrual	5,431	4,901
Asset retirement obligations	1,714	1,789
Other	2,800	2,800

Total other non-current liabilities	$19,255	$35,040

Alon has asset retirement obligations with respect to its refinery due to various legal obligations to clean and/or dispose of these assets at the time they are retired. However, the majority of these assets can be used for extended and indeterminate periods of time provided that they are properly maintained and/or upgraded. It is Alon’s practice and intent to continue to maintain these assets and make improvements based on technological advances. When a date or range of dates can reasonably be estimated for the retirement of these assets or any component part of these assets, Alon will estimate the cost of performing the retirement activities and record a liability for the fair value of that cost using established present value techniques.

(12)	Revolving Credit Facility

Alon has a $240,000 revolving credit facility (the “Revolving Credit Facility”) that will mature in March 2016, as amended March 2012. The Revolving Credit Facility can be used both for borrowings and the issuance of letters of credit subject to a limit of the lesser of the facility or the amount of the borrowing base under the facility.

Borrowings under the Revolving Credit Facility bear interest at the Eurodollar rate plus 3.50% per annum subject to an overall minimum interest rate of 4.00%.

The Revolving Credit Facility is secured by (i) a first lien on Alon’s cash, accounts receivables, inventories and related assets and (ii) a second lien on Alon’s fixed assets.

The Revolving Credit Facility contains certain restrictive covenants including maintenance financial covenants. At December 31, 2011, Alon was in compliance with these covenants.

Borrowings of $122,000 and $200,000 were outstanding under the Revolving Credit Facility at December 31, 2010 and 2011, respectively. At December 31, 2010 and 2011, outstanding letters of credit under the Revolving Credit Facility were $116,956 and $35,509, respectively.

ALON USA PARTNERS, LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(dollars in thousands)

Alon is a secured guarantor under a $450,000 term loan of Alon Energy. The term loan of Alon Energy is secured by (i) a first lien on Alon’s fixed assets and (ii) a second lien on Alon’s cash, accounts receivables, inventories and related assets.

	Year Ended December 31,
	2009	2010	2011
Interest expense on third party debt	$2,209	$5,447	$5,889
Letters of credit and finance charges	6,280	7,437	10,093
Amortization of debt issuance costs	180	612	1,450
Capitalized interest	(498)	(182)	(713)

Total interest expense	$8,171	$13,314	$16,719

(13)	Income Taxes

Alon is a partnership for U.S. federal income tax purposes and thus its income is taxed directly to its owners. As a result, Alon does not incur U.S. federal income taxes.

Alon Energy’s tax basis is less than Alon’s reported assets and liabilities by approximately $417,000 and $412,000 at December 31, 2010 and 2011, respectively.

(14)	Commitments and Contingencies

(a)	Leases

Alon has long-term lease commitments for land, office facilities and related equipment and various equipment and facilities used in the storage and transportation of refined products. In most cases, Alon expects that in the normal course of business, Alon’s leases will be renewed or replaced by other leases. Alon has commitments under long-term operating leases for certain buildings, land, equipment, and pipelines expiring at various dates over the next fifteen years. Certain long-term operating leases relating to buildings, land and pipelines include options to renew for additional periods. At December 31, 2011, minimum lease payments on operating leases were as follows:

Year ending December 31:
2012	$12,278
2013	8,865
2014	7,587
2015	7,238
2016	7,047
2017 and thereafter	11,538

Total	$54,553

Total rental expense was $14,146, $13,308 and $12,190 for the years ended December 31, 2009, 2010 and 2011, respectively. Contingent rentals and subleases were not significant.

ALON USA PARTNERS, LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(dollars in thousands)

(b)	Commitments

In the normal course of business, Alon has long-term commitments to purchase, at market prices, utilities such as natural gas, electricity and water for use by the refinery, terminals and pipelines. Alon is also party to various refined product and crude oil supply and exchange agreements. These agreements are typically short-term in nature or provide terms for cancellation.

Alon has a pipelines and terminals agreement with Holly Energy Partners, L.P. (“HEP”) through February 2020 with three additional five year renewal terms exercisable at Alon’s sole option. Pursuant to the pipelines and terminals agreement, Alon has committed to transport and store minimum volumes of refined products in these pipelines and terminals. The tariff rates applicable to the transportation of refined products on the pipelines are variable, with a base fee which is reduced for volumes exceeding defined volumetric targets. The agreement provides for the reduction of the minimum volume requirement under certain circumstances. The service fees for the storage of refined products in the terminals are initially set at rates competitive in the marketplace.

Alon has a throughput and deficiency agreement with Sunoco Pipeline, LP, through February 2016 with an option to extend the agreement by four additional thirty-month periods. The throughput and deficiency agreement gives Alon transportation rights to ship a minimum of 15,000 bpd of crude oil on the Amdel and White Oil pipelines from the Gulf Coast and from Midland, Texas to the Big Spring refinery. In October 2011, the throughput and deficiency agreement was replaced with a new throughput and deficiency agreement (the “New Agreement”). The New Agreement gives Alon the option to transport crude oil through the Amdel Pipeline (1) either westbound from the Nederland Terminal to the Big Spring refinery, or (2) eastbound from the Big Spring refinery to the Nederland Terminal for further barge transportation to Alon Energy’s Krotz Springs, Louisiana refinery. The minimum throughput commitment by Alon is 15,645 bpd. The agreement is for 5 years from the operational date as defined in the New Agreement with an option to extend the New Agreement by four additional thirty-month periods.

Alon has an arrangement with Centurion through June 2021. This arrangement gives Alon transportation pipeline capacity to ship a minimum of 21,500 bpd of crude oil from Midland to the Big Spring refinery using Centurion’s approximately forty-mile long pipeline system from Midland to Roberts Junction and Alon’s three-mile pipeline from Roberts Junction to the Big Spring refinery which Alon leases to Centurion. The arrangement was amended April 1, 2012 to increase the minimum to 25,000 bpd.

(c)	Contingencies

Alon is involved in various other claims and legal actions arising in the ordinary course of business. In August 2011, Alon received from the Federal Trade Commission a civil investigative demand to provide documents as part of an industry-wide investigation related to petroleum industry practices and pricing. Alon believes the ultimate disposition of this and all other matters will not have a material effect on Alon’s financial position, results of operations or liquidity.

(d)	Environmental

Alon is subject to loss contingencies pursuant to federal, state, and local environmental laws and regulations. These rules regulate the discharge of materials into the environment and may require Alon to incur future obligations to investigate the effects of the release or disposal of certain petroleum, chemical, and mineral substances at various sites; to remediate or restore these sites; to compensate others for damage to property and

ALON USA PARTNERS, LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(dollars in thousands)

natural resources and for remediation and restoration costs. These possible obligations relate to sites owned by Alon and are associated with past or present operations. Alon is currently participating in environmental investigations, assessments and cleanups under these regulations at pipelines and terminals. Alon may in the future be involved in additional environmental investigations, assessments and cleanups. The magnitude of future costs will depend on factors such as the unknown nature and contamination at many sites, the unknown timing, extent and method of the remedial actions which may be required, and the determination of Alon’s liability in proportion to other responsible parties.

Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed. Liabilities for expenditures of a non-capital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated. Substantially all amounts accrued are expected to be paid out over the next fifteen years. The level of future expenditures for environmental remediation obligations is impossible to determine with any degree of reliability.

Alon has an environmental agreement with HEP pursuant to which Alon agreed to indemnify HEP against costs and liabilities incurred by HEP to the extent resulting from the existence of environmental conditions at the pipelines or terminals prior to February 28, 2005 or from violations of environmental laws with respect to the pipelines and terminals occurring prior to February 28, 2005. Alon’s environmental indemnification obligations under the environmental agreement expire after February 28, 2015. In addition, Alon’s indemnity obligations are subject to HEP first incurring $100 of damages as a result of pre-existing environmental conditions or violations. Alon’s environmental indemnity obligations are further limited to an aggregate indemnification amount of $20,000, including any amounts paid by Alon to HEP with respect to indemnification for breaches of Alon’s representations and warranties under a contribution agreement. With respect to any remediation required for environmental conditions existing prior to February 28, 2005, Alon has the option under the environmental agreement to perform such remediation itself in lieu of indemnifying HEP for their costs of performing such remediation. Pursuant to this option, Alon is continuing to perform the ongoing remediation at the Wichita Falls terminal. Any remediation required under the terms of the environmental agreement is limited to the standards under the applicable environmental laws as in effect at February 28, 2005.

Alon has an environmental agreement with Sunoco pursuant to which Alon agreed to indemnify Sunoco against costs and liabilities incurred by Sunoco to the extent resulting from the existence of environmental conditions at the pipelines prior to March 1, 2006 or from violations of environmental laws with respect to the pipelines occurring prior to March 1, 2006. With respect to any remediation required for environmental conditions existing prior to March 1, 2006, Alon has the option to perform such remediation itself in lieu of indemnifying Sunoco for their costs of performing such remediation.

Alon has accrued environmental remediation obligations of $6,364 ($933 current liability and $5,431 non-current liability at December 31, 2010 and $5,967 ($1,066 current liability and $4,901 non-current liability) at December 31, 2011.

(15)	Related Party Transactions

Sales and Receivables

Sales to related parties include motor fuels and asphalt sold to other Alon Energy operations at prices substantially determined by market commodity pricing information. These sales are included in net sales in the combined statements of operations. Accounts receivable from related parties include sales of motor fuels and are shown separately on the combined balance sheets.

ALON USA PARTNERS, LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

(dollars in thousands)

Costs Allocated from Alon Energy

(a)	Corporate Overhead Allocations

Alon is a subsidiary of Alon Energy and is operated as a component of the integrated operations of Alon Energy and its other subsidiaries. As such, the executive officers of Alon Energy, who are employed by another subsidiary of Alon Energy, also serve as executive officers of Alon and Alon Energy’s other subsidiaries and Alon Energy performs general corporate and administrative services and functions for Alon and Alon Energy’s other subsidiaries, which include accounting, treasury, cash management, tax, information technology, insurance administration and claims processing, legal, environmental, risk management, audit, payroll and employee benefit processing, and internal audit services. Alon Energy allocates the expenses actually incurred by it in performing these services to Alon and to its other subsidiaries based primarily on the estimated amount of time the individuals performing such services devote to Alon’s business and affairs relative to the amount of time they devote to the business and affairs of Alon Energy’s other subsidiaries. The management of Alon Energy considers these allocations to be reasonable. Alon records the amount of such allocations to its combined financial statements as selling, general and administrative expenses. For the years ended December 31, 2009, 2010 and 2011, Alon recorded selling, general and administrative expenses of $9,505, $9,045 and $10,336, respectively, with respect to allocations from Alon Energy substantially associated with Alon Energy employee costs.

(b)	Labor Costs

Alon has no employees, and as a result, actual employee expense costs for Alon Energy employees working in Alon’s operations have been allocated and recorded as payroll expense and included in direct operating expenses and selling, general and administrative expenses within the combined statements of operations. Alon’s share of Alon Energy’s employee costs included in direct operating expenses was $19,654, $20,400 and $21,598 for the years ended December 31, 2009, 2010 and 2011, respectively.

(c)	Insurance Costs

Insurance costs related to the Big Spring refinery and wholesale marketing operations are allocated from Alon Energy based on estimated insurance premiums on a stand alone basis relative to the total insurance premium. Insurance costs included in direct operating expenses were $11,328, $5,980 and $8,476 for the years ended December 31, 2009, 2010 and 2011, respectively. Insurance costs included in selling, general and administrative expenses were $173, $0 and $0 for the years ended December 31, 2009, 2010 and 2011, respectively.

Subordinated Debt

Alon has subordinated debt notes payable to Alon Energy and certain of its subsidiaries. These notes mature on January 1, 2018. The notes have no prepayment penalty or any covenant requirements. The interest rates charged on these notes range from 6% to 10%. Interest expense pertaining to these notes is shown separately on the combined statements of operations.

(16) Subsequent Event

Alon has evaluated subsequent events through August 31, 2012, which was the date the combined financial statements were issued.

ALON USA PARTNERS, LP PREDECESSOR

CONDENSED COMBINED BALANCE SHEETS

(dollars in thousands)

	December 31, 2011	September 30, 2012	Pro Forma(1) September 30, 2012
		(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$135,945	$29,414
Accounts and other receivables, net	100,853	115,135
Accounts and other receivables, net - related parties	12,788	14,718
Inventories	31,738	57,348
Prepaid expenses and other current assets	6,057	7,139

Total current assets	287,381	223,754

Property, plant and equipment, net	493,970	485,115
Other assets	29,129	30,651

Total assets	$810,480	$739,520

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Accounts payable	$111,319	$193,829
Accrued liabilities	27,840	28,221

Total current liabilities	139,159	222,050

Other non-current liabilities	35,040	41,653
Long-term debt	200,000	84,000	334,000
Subordinated debt - related parties	333,592	346,582

Total liabilities	707,791	694,285

Commitments and contingencies (Note 10)
Partners’ equity	102,689	45,235	(204,765)

Total liabilities and partners’ equity	$810,480	$739,520

(1)	The pro forma balance sheet is added to reflect $250,000 of long-term debt assumed by Alon USA Partners, LP from its parent company effected as a reduction to partners’ equity contemporaneous with the public offering.

The pro forma balance sheet does not reflect the repayment or conversion of the remainder of the subordinated debt – related parties into partners’ equity in connection with the public offering.

The accompanying notes are an integral part of these condensed combined interim financial statements.

ALON USA PARTNERS, LP PREDECESSOR

CONDENSED COMBINED STATEMENTS OF OPERATIONS

(unaudited, dollars in thousands)

	Nine Months Ended September 30,
	2011	2012
Net sales (1)	$2,351,481	$2,651,191
Operating costs and expenses:
Cost of sales (2)	1,959,728	2,225,702
Direct operating expenses	73,144	73,223
Selling, general and administrative expenses	12,213	18,070
Depreciation and amortization	30,206	34,963

Total operating costs and expenses	2,075,291	2,351,958

Gain on disposition of assets	10	—

Operating income	276,200	299,233
Interest expense	(12,305)	(15,070)
Interest expense - related parties	(12,800)	(12,990)
Other income, net	—	11

Income before state income tax expense	251,095	271,184
State income tax expense	2,153	2,518

Net income	$248,942	$268,666

(1)	Includes sales to related parties of $416,492 and $450,416 for the nine months ended September 30, 2011 and 2012, respectively.

(2)	Includes costs of $13,951 associated with losses on derivatives with a related party for the nine months ended September 30, 2012.

The accompanying notes are an integral part of these condensed combined interim financial statements.

ALON USA PARTNERS, LP PREDECESSOR

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(unaudited, dollars in thousands)

	Nine Months Ended September 30,
	2011	2012
Cash flows from operating activities:
Net income	$248,942	$268,666
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	30,206	34,963
Non-cash interest on subordinated debt - related parties	12,800	12,990
Gain on disposition of assets	(10)	—
Changes in operating assets and liabilities:
Accounts and other receivables, net	(33,763)	(14,282)
Accounts and other receivables, net - related parties	(2,098)	(1,930)
Inventories	(15,373)	(25,610)
Prepaid expenses and other current assets	(487)	(1,082)
Other assets	(10,494)	397
Accounts payable	(82,767)	82,510
Accrued liabilities	(3,630)	381
Other non-current liabilities	22,261	6,613

Net cash provided by operating activities	165,587	363,616

Cash flows from investing activities:
Capital expenditures	(11,090)	(17,328)
Capital expenditures for turnarounds and catalysts	(6,916)	(8,127)
Proceeds from disposition of assets	10	—

Net cash used in investing activities	(17,996)	(25,455)

Cash flows from financing activities:
Revolving credit facility, net	75,000	(116,000)
Inventory supply agreement	1,165	—
Net payments to partners	(98,162)	(326,120)
Deferred debt issuance costs	(1,200)	(2,572)

Net cash used in financing activities	(23,197)	(444,692)

Net increase (decrease) in cash and cash equivalents	124,394	(106,531)
Cash and cash equivalents, beginning of period	20,352	135,945

Cash and cash equivalents, end of period	$144,746	$29,414

Supplemental cash flow information:
Cash paid for interest	$10,707	$14,516

Cash paid for income tax	$136	$2,597

The accompanying notes are an integral part of these condensed combined interim financial statements.

ALON USA PARTNERS, LP PREDECESSOR

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(unaudited, dollars in thousands)

(1)	Basis of Presentation

These unaudited combined financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, the information included in these condensed combined financial statements reflects all adjustments, consisting of normal and recurring adjustments, which are necessary for a fair presentation of the financial position and results of operations for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the operating results that may be obtained for the year ending December 31, 2012.

The balance sheet as of December 31, 2011, has been derived from the audited combined financial statements as of that date. These unaudited combined financial statements should be read in conjunction with the audited combined financial statements and notes thereto included in this prospectus for the year ended December 31, 2011.

(2)	Fair Value of Financial Instruments

The carrying amounts of Alon’s cash and cash equivalents, receivables, payables and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The reported amounts of long-term debt approximate fair value. Derivative financial instruments are carried at fair value, which is based on quoted market prices.

Alon must determine fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As required, Alon utilizes valuation techniques that maximize the use of observable inputs (levels 1 and 2) and minimize the use of unobservable inputs (level 3) within the fair value hierarchy. Alon generally applies the “market approach” to determine fair value. This method uses pricing and other information generated by market transactions for identical or comparable assets and liabilities. Assets and liabilities are classified within the fair value hierarchy based on the lowest level (least observable) input that is significant to the measurement in its entirety.

The following table sets forth the assets and liabilities measured at fair value on a recurring basis, by input level, in the combined balance sheets as of December 31, 2011 and September 30, 2012:

	Quoted Prices in Active Markets For Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
As of December 31, 2011
Assets:
Commodity contracts (futures and forwards)	$447	$—	$—	$447

As of September 30, 2012
Assets:
Commodity contracts (futures and forwards)	$4,751	$—	$—	$4,751
Liabilities:
Commodity contracts (forwards)	—	591	—	591

ALON USA PARTNERS, LP PREDECESSOR

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(unaudited, dollars in thousands)

(3)	Derivative Financial Instruments

Commodity Derivatives — Mark to Market

Alon selectively utilizes commodity derivatives to manage its exposure to commodity price fluctuations and uses crude oil and refined product commodity derivative contracts to reduce risk associated with potential price changes on committed obligations. Alon does not speculate using derivative instruments. Credit risk on Alon’s derivative instruments is mitigated by transacting with counterparties meeting established collateral and credit criteria.

Fair Value Hedges

Fair value hedges are used to hedge price volatility in certain refining inventories and firm commitments to purchase inventories. The level of activity for our fair value hedges is based on the level of our operating inventories. The gain or loss on a derivative instrument designated and qualifying as a fair value hedge, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, is recognized currently in income in the same period.

As of September 30, 2012, Alon has accounted for certain commodity contracts as fair value hedges with contract purchase volumes of 332,607 barrels of crude oil with remaining contract terms through May 2018.

The following table presents the effect of derivative instruments on the combined statements of financial position.

	As of December 31, 2011
	Asset Derivatives		Liability Derivatives
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives not designated as hedging instruments:
Commodity contracts (futures and forwards)	Accounts receivable	$465	Accrued liabilities	$(18)

Total derivatives		$465		$(18)

	As of September 30, 2012
	Asset Derivatives		Liability Derivatives
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives not designated as hedging instruments:
Commodity contracts (futures and forwards)	Accounts receivable	$4,751		$—

Total derivatives		$4,751		$—

Derivatives designated as hedging instruments:
Commodity contracts (forwards)		—	Other non-current liabilities	(591)

Total derivatives		$—		$(591)

ALON USA PARTNERS, LP PREDECESSOR

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(unaudited, dollars in thousands)

The following table presents the effect of derivative instruments on Alon’s combined statements of operations.

Derivatives in fair value hedging relationships:

		Gain (Loss) Recognized in Income
		For the Nine Months Ended September 30,
	Location	2011	2012
Commodity contracts (forwards)	Cost of sales	$—	$(591)

Total derivatives		$—	$(591)

Derivatives not designated as hedging instruments:

	Gain (Loss) Recognized in Income
	Location	Amount
For the Nine Months Ended September 30, 2011
Commodity contracts (futures & forwards)	Cost of sales	$(482)

Total derivatives		$(482)

For the Nine Months Ended September 30, 2012
Commodity contracts (futures & forwards)	Cost of sales	$12,446
Commodity contracts (swaps) (a)	Cost of sales	(13,951)

Total derivatives		$(1,505)

(a)	Related to derivatives with a related party.

(4)	Inventories

Alon’s inventories (including inventory consigned to others) are stated at the lower of cost or market. Cost is determined under the LIFO method for crude oil, refined products and blendstock inventories. Materials and supplies are stated at average cost.

Carrying value of inventories consisted of the following:

	December 31, 2011	September 30, 2012
Crude oil, refined products and blendstocks	$8,674	$23,850
Crude oil inventory consigned to others	14,000	24,498
Materials and supplies	9,064	9,000

Total inventories	$31,738	$57,348

Crude oil, refined products and blendstock inventories totaled 443 thousand barrels and 681 thousand barrels as of December 31, 2011 and September 30, 2012, respectively. Market values of crude oil, refined products and blendstock inventories exceeded LIFO costs by $21,889 and $18,754 at December 31, 2011 and September 30, 2012, respectively.

ALON USA PARTNERS, LP PREDECESSOR

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(unaudited, dollars in thousands)

Alon had 270 thousand barrels and 333 thousand barrels of crude oil consigned to others at December 31, 2011 and September 30, 2012, respectively. Alon recorded liabilities associated with this consigned inventory of $25,550 and $32,107 in other non-current liabilities at December 31, 2011 and September 30, 2012, respectively.

Additionally, Alon recorded accrued liabilities of $18 and accounts receivable of $731 at December 31, 2011 and accounts receivable of $2,943 at September 30, 2012 for forward commitments related to month-end consignment inventory target levels differing from projected levels and the associated pricing with these inventory level differences.

(5)	Inventory Financing Agreements

In February 2011, Alon entered into a Supply and Offtake Agreement, (the “Supply and Offtake Agreement”), with J. Aron & Company (“J. Aron”). Pursuant to the Supply and Offtake Agreement, (i) J. Aron agreed to sell to Alon, and Alon agreed to buy from J. Aron, at market prices, crude oil for processing at the Big Spring refinery and (ii) Alon agreed to sell, and J. Aron agreed to buy, at market prices, certain refined products produced at the Big Spring refinery.

In connection with the execution of the Supply and Offtake Agreement, Alon also entered into agreements that provided for the sale, at market prices, of Alon’s crude oil and certain refined product inventories to J. Aron, the lease to J. Aron of crude oil and refined product storage tanks located at the Big Spring refinery, and an agreement to identify prospective purchasers of refined products on J. Aron’s behalf. The Supply and Offtake Agreement has an initial term that expires in May 2016. J. Aron may elect to terminate the agreement prior to the initial term beginning in May 2013, provided Alon receives notice of termination at least six months prior to that date. Following expiration or termination of the Supply and Offtake Agreement, Alon is obligated to purchase the crude oil and refined product inventories then owned by J. Aron and located at the Big Spring refinery.

In July 2012, the Supply and Offtake Agreement was amended principally in order to extend the terms of the Supply and Offtake Agreement by an additional two years. After the amendment, the Supply and Offtake Agreement has an initial term that expires in May 2018. J. Aron may elect to terminate the agreement prior to the initial term in May 2015 and upon each anniversary thereof provided Alon receives notice of termination at least six months prior to that date. Alon may elect to terminate in May 2017, provided Alon provides notice of termination at least six months prior to that date.

(6)	Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of the following:

	December 31, 2011	September 30, 2012
Property, plant and equipment, gross	$630,598	$646,321
Less accumulated depreciation	(136,628)	(161,206)

Property, plant and equipment, net	$493,970	$485,115

The useful lives on depreciable assets used to determine depreciation expense were 3 to 20 years, with an average life of 18 years.

ALON USA PARTNERS, LP PREDECESSOR

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(unaudited, dollars in thousands)

(7)	Other Assets

Other assets consisted of the following:

	December 31, 2011	September 30, 2012
Deferred turnaround and chemical catalyst cost	$12,231	$10,572
Deferred debt issuance costs	1,448	2,574
Consignment inventory receivable	6,290	6,290
Other	9,160	11,215

Total other assets	$29,129	$30,651

Debt issuance costs are amortized over the term of the related debt using the effective interest method. Amortization of debt issuance costs was $1,088 and $1,445 for the nine months ended September 30, 2011 and 2012, respectively, and is recorded as interest expense in the combined statements of operations.

(8)	Accrued Liabilities and Other Non-Current Liabilities

Accrued liabilities and other non-current liabilities consisted of the following:

	December 31, 2011	September 30, 2012
Accrued Liabilities:
Taxes other than income taxes, primarily excise taxes	$21,658	$19,609
Accrued finance charges	1,493	1,411
Environmental accrual	1,066	1,066
Other	3,623	6,135

Total accrued liabilities	$27,840	$28,221

Other Non-Current Liabilities:
Consignment inventory	$25,550	$32,107
Environmental accrual	4,901	4,901
Asset retirement obligations	1,789	1,847
Other	2,800	2,798

Total other non-current liabilities	$35,040	$41,653

Alon has asset retirement obligations with respect to its refinery due to various legal obligations to clean and/or dispose of these assets at the time they are retired. However, the majority of these assets can be used for extended and indeterminate periods of time provided that they are properly maintained and/or upgraded. It is Alon’s practice and intent to continue to maintain these assets and make improvements based on technological advances. When a date or range of dates can reasonably be estimated for the retirement of these assets or any component part of these assets, Alon will estimate the cost of performing the retirement activities and record a liability for the fair value of that cost using established present value techniques.

ALON USA PARTNERS, LP PREDECESSOR

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(unaudited, dollars in thousands)

(9)	Revolving Credit Facility

Alon has a $240,000 revolving credit facility (the “Revolving Credit Facility”) that will mature on March 1, 2016, as amended March 2012. The Revolving Credit Facility can be used both for borrowings and the issuance of letters of credit subject to a limit of the lesser of the facility or the amount of the borrowing base under the facility.

Borrowings under the Revolving Credit Facility bear interest at the Eurodollar rate plus 3.50% per annum subject to an overall minimum interest rate of 4.00%.

The Revolving Credit Facility is secured by (i) a first lien on Alon’s cash, accounts receivables, inventories and related assets and (ii) a second lien on Alon’s fixed assets.

Alon’s Revolving Credit Facility contains certain restrictive covenants including maintenance financial covenants. At September 30, 2012, Alon was in compliance with these covenants.

Borrowings of $200,000 and $84,000 were outstanding under the Revolving Credit Facility at December 31, 2011 and September 30, 2012, respectively. At December 31, 2011 and September 30, 2012, outstanding letters of credit under the Revolving Credit Facility were $35,509 and $83,987, respectively.

Alon is a secured guarantor under a $450,000 term loan of Alon Energy. The term loan of Alon Energy is secured by (i) a first lien on Alon’s fixed assets and (ii) a second lien on Alon’s cash, accounts receivables, inventories and related assets.

(10)	Commitments and Contingencies

(a)	Commitments

In the normal course of business, Alon has long-term commitments to purchase, at market prices, utilities such as natural gas, electricity and water for use by the refinery, terminals and pipelines. Alon is also party to various refined product and crude oil supply and exchange agreements. These agreements are typically short-term in nature or provide terms for cancellation.

(b)	Contingencies

Alon is involved in various other claims and legal actions arising in the ordinary course of business. In August 2011, Alon received from the Federal Trade Commission a civil investigative demand to provide documents as part of an industry-wide investigation related to petroleum industry practices and pricing. Alon believes the ultimate disposition of this and all other matters will not have a material effect on Alon’s financial position, results of operations or liquidity.

(c)	Environmental

Alon is subject to loss contingencies pursuant to federal, state, and local environmental laws and regulations. These rules regulate the discharge of materials into the environment and may require Alon to incur future obligations to investigate the effects of the release or disposal of certain petroleum, chemical, and mineral substances at various sites; to remediate or restore these sites; to compensate others for damage to property and natural resources and for remediation and restoration costs. These possible obligations relate to sites owned by Alon and are associated with past or present operations. Alon is currently participating in environmental

ALON USA PARTNERS, LP PREDECESSOR

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(unaudited, dollars in thousands)

investigations, assessments and cleanups under these regulations at pipelines and terminals. Alon may in the future be involved in additional environmental investigations, assessments and cleanups. The magnitude of future costs will depend on factors such as the unknown nature and contamination at many sites, the unknown timing, extent and method of the remedial actions which may be required, and the determination of Alon’s liability in proportion to other responsible parties.

Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed. Liabilities for expenditures of a non-capital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated. Substantially all amounts accrued are expected to be paid out over the next fifteen years. The level of future expenditures for environmental remediation obligations is impossible to determine with any degree of reliability.

Alon has accrued environmental remediation obligations of $5,967 ($1,066 current liability and $4,901 non-current liability) at December 31, 2011 and September 30, 2012.

(11)	Related Party Transactions

Sales and Receivables

Sales to related parties include motor fuels and asphalt sold to other Alon Energy operations at prices substantially determined by market commodity pricing information. These sales are included in net sales in the combined statements of operations. Accounts receivable from related parties include sales of motor fuels and are shown separately on the combined balance sheets.

Costs Allocated from Alon Energy

(a)	Corporate Overhead Allocations

Alon is a subsidiary of Alon Energy and is operated as a component of the integrated operations of Alon Energy and its other subsidiaries. As such, the executive officers of Alon Energy, who are employed by another subsidiary of Alon Energy, also serve as executive officers of Alon and Alon Energy’s other subsidiaries and Alon Energy performs general corporate and administrative services and functions for Alon and Alon Energy’s other subsidiaries, which include accounting, treasury, cash management, tax, information technology, insurance administration and claims processing, legal, environmental, risk management, audit, payroll and employee benefit processing, and internal audit services. Alon Energy allocates the expenses actually incurred by it in performing these services to Alon and to its other subsidiaries based primarily on the estimated amount of time the individuals performing such services devote to Alon’s business and affairs relative to the amount of time they devote to the business and affairs of Alon Energy’s other subsidiaries. The management of Alon Energy considers these allocations to be reasonable. Alon records the amount of such allocations to its combined financial statements as selling, general and administrative expenses. For the nine months ended September 30, 2011 and 2012, Alon recorded selling, general and administrative expenses of $8,393 and $10,298, respectively, with respect to allocations from Alon Energy substantially associated with Alon Energy employee costs.

(b)	Labor Costs

Alon has no employees, and as a result, actual employee expense costs for Alon Energy employees working in Alon’s operations have been allocated and recorded as payroll expense and included in direct operating

ALON USA PARTNERS, LP PREDECESSOR

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(unaudited, dollars in thousands)

expenses and selling, general and administrative expenses within the combined statements of operations. Alon’s share of Alon Energy’s employee costs included in direct operating expenses was $16,384 and $17,167 for the nine months ended September 30, 2011 and 2012, respectively.

(c)	Insurance Costs

Insurance costs related to the Big Spring refinery and wholesale marketing operations are allocated from Alon Energy based on the projected equipment values and estimated earnings. Insurance costs included in direct operating expenses were $5,982 and $7,804 for the nine months ended September 30, 2011 and 2012, respectively.

Subordinated Debt

Alon has subordinated debt notes payable to Alon Energy and certain of its subsidiaries. These notes mature on January 1, 2018. The notes have no prepayment penalty or any covenant requirements. The interest rates charged on these notes range from 6% to 10%. Interest expense pertaining to these notes is shown separately on the combined statements of operations.

(12)	Subsequent Events

Alon has evaluated subsequent events through November 5, 2012, which was the date the combined financial statements were issued.

Appendix A

FORM OF FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

ALON USA PARTNERS, LP

A-i

A-ii

A-iii

A-iv

FORM OF FIRST AMENDED AND RESTATED AGREEMENT

OF LIMITED PARTNERSHIP OF ALON USA PARTNERS, LP

THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF ALON USA PARTNERS, LP dated as of                     , 2012, is entered into by and between Alon USA Partners GP, LLC, a Delaware limited liability company, as the General Partner, and Alon Assets, Inc., a Delaware limited liability company, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each taxable period of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such taxable period, are reasonably expected to be allocated to such Partner in subsequent taxable periods under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such taxable period, are reasonably expected to be made to such Partner in subsequent taxable periods in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the taxable period in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(b)(i) or 6.1(b)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Adjusted Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).

“Agreed Value” of any Contributed Property means the fair market value of such property at the time of contribution and in the case of an Adjusted Property, the fair market value of such Adjusted Property on the date of the revaluation event as described in Section 5.5(d), in both cases as determined by the General Partner.

ALON USA PARTNERS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“Agreement” means this First Amended and Restated Agreement of Limited Partnership of Alon USA Partners, LP, as it may be amended, supplemented or restated from time to time.

“Alon Assets” means Alon Assets, Inc., a Delaware corporation.

“Alon Energy” means Alon USA Energy, Inc., a Delaware corporation.

“Alon Operating” means Alon USA Operating, Inc., a Delaware corporation.

“Alon USA GP” means Alon USA GP, LLC, a Delaware limited liability company.

“Alon USA LP” means Alon USA, LP, a Texas limited partnership.

“Alon Refining” means Alon USA Refining, Inc., a Delaware corporation.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer, manager, general partner or managing member or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Board of Directors” means the board of directors of the General Partner.

“Book-Tax Disparity” means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for U.S. federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with U.S. federal income tax accounting principles.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of Texas shall not be regarded as a Business Day.

“Capital Account” means the capital account maintained for a Partner pursuant to Section 5.5. The “Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Capital Contribution” means any cash, cash equivalents or the Net Agreed Value of Contributed Property that is contributed or deemed contributed to the Partnership by, or on behalf of, a Partner (including, in the case of an underwritten offering of Units, the amount of any underwriting discounts or commissions).

“Carrying Value” means (a) with respect to a Contributed Property or Adjusted Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners’ Capital Accounts in respect of such property, and (b) with respect to any other Partnership property, the adjusted basis of such property for U.S. federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with

ALON USA PARTNERS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

Section 5.5(d) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner is liable to the Partnership or any Limited Partner for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.

“Certificate” means a certificate in such form (including in global form if permitted by applicable rules and regulations) as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Partnership Interests. The initial form of certificate approved by the General Partner for Common Units is attached as Exhibit A to this Agreement.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.3, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“Citizenship Eligibility Trigger” is defined in Section 4.8(ii).

“claim” (as used in Section 7.12(c)) is defined in Section 7.12(c).

“Closing Date” means the first date on which Common Units are issued and delivered by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

“Closing Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests are not listed or admitted to trading on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the primary reporting system then in use in relation to such Limited Partner Interests of such class, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner.

“Code” means the U.S. Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Combined Interest” has the meaning assigned to such term in Section 11.3(a).

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” means a Partnership Interest representing a fractional part of the Partnership Interests of all Limited Partners, and having the rights and obligations specified with respect to Common Units in this Agreement.

“Conflicts Committee” means a committee of the Board of Directors composed entirely of one or more directors, each of whom (a) is not an officer or employee of the General Partner, (b) is not an officer or employee

ALON USA PARTNERS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

of any Affiliate of the General Partner or a director of any Affiliate of the General Partner (other than any Group Member), (c) is not a holder of any ownership interest in the General Partner or any of its Affiliates, including any Group Member, other than Common Units, and awards that are granted to such director under the LTIP and (d) is determined by the Board of Directors of the General Partner to be independent under the independence standards for directors who serve on an audit committee of a board of directors established by the Securities Exchange Act and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which any class of Partnership Interests is listed or admitted to trading.

“Contributed Property” means each property, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

“Contribution Agreement” means that certain Contribution, Conveyance and Assumption Agreement, dated as of                     , 2012, among the General Partner, the Partnership, Alon Energy, Alon Assets, Alon Refining, Alon Operating, Alon USA LP and Alon USA GP, together with any additional conveyance documents and instruments contemplated or referenced thereunder.

“Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(b)(ix).

“Current Market Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

“Deferred Issuance and Distribution” means both (a) the issuance by the Partnership of a number of additional Common Units that is equal to the excess, if any, of (x) over (y) the aggregate number, if any, of Common Units actually purchased by and issued to the Underwriters pursuant to the Underwriters’ Option on the Option Closing Date(s), and (b) a distribution of cash in an amount equal to the total amount of cash contributed by the Underwriters to the Partnership on or in connection with any Option Closing Date with respect to Common Units issued by the Partnership upon the applicable exercise of the Underwriters’ Option as described in Section 5.3(a), if any.

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“Departing General Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.

“Derivative Instruments” means options, rights, warrants, appreciation rights, tracking, profit and phantom interests and other derivative instruments relating to, convertible into or exchangeable for Partnership Interests.

“Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).

“Eligibility Certificate” is defined in Section 4.8(b).

“Eligible Holder” means a Limited Partner whose (a) U.S. federal income tax status would not, in the determination of the General Partner, have the material adverse effect described in Section 4.8(i) or

ALON USA PARTNERS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

(b) nationality, citizenship or other related status would not, in the determination of the General Partner, create a substantial risk of cancellation or forfeiture as described in Section 4.8(ii).

“Event of Withdrawal” is defined in Section 11.1(a).

“General Partner” means Alon USA Partners GP, LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in their capacities as general partner of the Partnership (except as the context otherwise requires).

“General Partner Interest” means the management interest of the General Partner in the Partnership (in its capacity as a general partner and without reference to any Limited Partner Interest held by it) and includes any and all rights, powers and benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement. The General Partner Interest does not include any rights to ownership or profits or losses or any rights to receive distributions from operations or upon the liquidation or winding-up of the Partnership.

“Gross Liability Value” means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm’s-length transaction.

“Group” means a Person that with or through any of its Affiliates or Associates has any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power or disposing of any Partnership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

“Holder” (as used in Section 7.12) is defined in Section 7.12(a).

“Indemnified Persons” is defined in Section 7.12(c).

“Indemnitee” means (a) any General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of (i) any Group Member, a General Partner or any Departing General Partner or (ii) any Affiliate of any Group Member, a General Partner or any Departing General Partner, (e) any Person who is or was serving at the request of a General Partner, any Departing General Partner or any of their respective Affiliates as an officer, director, manager, managing member, general partner, employee, agent, fiduciary or trustee of another Person owing a fiduciary or similar duty to any Group Member; provided that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, (f) any Person who controls a

ALON USA PARTNERS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

General Partner or Departing General Partner and (g) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement because such Person’s service, status or relationship exposes such Person to potential claims, demands, actions, suits or proceedings relating to the Partnership Group’s business and affairs.

“Ineligible Holder” is defined in Section 4.8(c).

“Initial Limited Partners” means the Organizational Limited Partner (with respect to the Common Units received by it pursuant to Section 5.2) and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.

“Initial Offering” means the initial offering and sale of Common Units to the public, as described in the Registration Statement, including any Common Units issued pursuant to the exercise of the Underwriters’ Option.

“Liability” means any liability or obligation of any nature, whether accrued, contingent or otherwise.

“Limited Partner” means, unless the context otherwise requires, each Initial Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person’s capacity as a limited partner of the Partnership.

“Limited Partner Interest” means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units or other Partnership Interests or a combination thereof or interest therein (but excluding Derivative Instruments), and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidator” means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“LTIP” means the Alon USA Partners, LP 2012 Long-Term Incentive Plan, as may be amended, or any equity compensation plan successor thereto.

“Merger Agreement” is defined in Section 14.1.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act (or any successor to such Section) and any other securities exchange (whether or not registered with the Commission under Section 6(a) (or successor to such Section) of the Securities Exchange Act) that the General Partner shall designate as a National Securities Exchange for purposes of this Agreement.

“Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the

ALON USA PARTNERS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any Liability either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

“Net Income” means, for any taxable period, the excess, if any, of the Partnership’s items of income and gain for such taxable period over the Partnership’s items of loss and deduction for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5 but shall not include any items specially allocated under Section 6.1(b).

“Net Loss” means, for any taxable period, the excess, if any, of the Partnership’s items of loss and deduction for such taxable period over the Partnership’s items of income and gain for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5 but shall not include any items specially allocated under Section 6.1(b).

“Nonrecourse Built-in Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Section 6.2(b) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

“Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

“Notice of Election to Purchase” is defined in Section 15.1(b).

“Omnibus Agreement” means that certain Omnibus Agreement, dated as of                     , 2012, by and among Alon Energy, Alon Assets, the Partnership and the General Partner.

“Notice of Election to Purchase” is defined in Section 15.1(b).

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.

“Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Underwriters’ Option.

“Organizational Limited Partner” means Alon Assets, in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

“Outstanding” means, with respect to Partnership Interests, all Partnership Interests that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates, including Alon Energy and any of its Affiliates) beneficially owns 20% or more of the Outstanding Partnership Interests of any class then Outstanding, none of the Partnership Interests owned by such Person or Group shall be entitled to be voted on any matter or be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Partnership

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Interests so owned shall be considered to be Outstanding for purposes of Section 11.1(b) (such Partnership Interests shall not, however, be treated as a separate class of Partnership Interests for purposes of this Agreement or the Delaware Act); provided, further, that the foregoing limitation shall not apply to (a) any Person or Group who acquired 20% or more of the Outstanding Partnership Interests of any class then Outstanding directly from the General Partner or its Affiliates (other than the Partnership), (b) any Person or Group who acquired 20% or more of the Outstanding Partnership Interests of any class then Outstanding directly or indirectly from a Person or Group described in clause (a) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (c) any Person or Group who acquired 20% or more of any Partnership Interests issued by the Partnership provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply.

“Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

“Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

“Partner Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means Alon USA Partners, LP, a Delaware limited partnership.

“Partnership Group” means, collectively, the Partnership and its Subsidiaries.

“Partnership Interest” means any class or series of equity interest in the Partnership, which shall include any General Partner Interest and Limited Partner Interests and, except for purposes of Sections 7.1 through 7.11 and Section 7.13, shall exclude Derivative Instruments.

“Partnership Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d).

“Percentage Interest” means as of any date of determination (a) as to any Unitholder with respect to Units, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder, by (B) the total number of Outstanding Units and (b) as to the holders of other Partnership Interests issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to the General Partner Interest shall at all times be zero.

“Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Pro Rata” means (a) when used with respect to Units or any class thereof, apportioned among all designated Units in accordance with their relative Percentage Interests and (b) when used with respect to Partners or Record Holders, apportioned among all Partners or Record Holders in accordance with their relative Percentage Interests.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

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“Quarter” means, unless the context requires otherwise, a fiscal quarter of the Partnership, or, with respect to the fiscal quarter of the Partnership which includes the Closing Date, the portion of such fiscal quarter after the Closing Date.

“Rate Eligibility Trigger” is defined in Section 4.8(i).

“Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means (a) with respect to any class of Partnership Interests for which a Transfer Agent has been appointed, the Person in whose name a Partnership Interest of such class is registered on the books of the Transfer Agent as of the closing of business on a particular Business Day, or (b) with respect to other classes of Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the General Partner has caused to be kept as of the closing of business on such Business Day.

“Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.9(a).

“Registration Statement” means the Registration Statement on Form S-1 (Registration No. 333-183671) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering, including any related registration statement filed pursuant to Rule 462(b) under the Securities Act.

“Required Allocations” means any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(b)(i), Section 6.1(b)(ii), Section 6.1(b)(iv), Section 6.1(b)(v), Section 6.1(b)(vii) or Section 6.1(b)(ix).

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

“Special Approval” means approval by a majority of the members of the Conflicts Committee, or, if the Conflicts Committee has only one member, the sole member of the Conflicts Committee.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general partner

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of such partnership, but only if such Person, directly or by one or more Subsidiaries of such Person, or a combination thereof, controls such partnership on the date of determination or (c) any other Person in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

“Surviving Business Entity” is defined in Section 14.2(b)(ii).

“Trading Day” means, for the purpose of determining the Current Market Price of any class of Limited Partner Interests, a day on which the principal National Securities Exchange on which such class of Limited Partner Interests is listed or admitted to trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

“transfer” is defined in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the Partnership to act as registrar and transfer agent for any class of Partnership Interests; provided, that if no Transfer Agent is specifically designated for any class of Partnership Interests, the General Partner shall act in such capacity.

“Underwriter” means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

“Underwriters’ Option” means the option to purchase additional Common Units granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

“Underwriting Agreement” means that certain Underwriting Agreement, dated , 2012, by and among the Underwriters, the Partnership, the General Partner and the other parties thereto, providing for the purchase of Common Units by the Underwriters.

“Unit” means a Partnership Interest that is designated as a “Unit” and shall include Common Units but shall not include the General Partner Interest.

“Unitholders” means the holders of Units.

“Unit Majority” means at least a majority of the Outstanding Common Units.

“Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

“Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

“Unrestricted Person” means (a) each Indemnitee, (b) each Partner, (c) each Person who is or was a member, partner, director, officer, employee or agent of any Group Member, a General Partner or any Departing

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General Partner or any Affiliate of any Group Member, a General Partner or any Departing General Partner and (d) any Person the General Partner designates as an “Unrestricted Person” for purposes of this Agreement.

“U.S. GAAP” means United States generally accepted accounting principles, as in effect from time to time, consistently applied.

“Withdrawal Opinion of Counsel” is defined in Section 11.1(b).

Section 1.2 Construction. Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include”, “includes”, “including” and words of like import shall be deemed to be followed by the words “without limitation”; and (d) the terms “hereof”, “herein” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II

ORGANIZATION

Section 2.1 Formation. The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act. The General Partner and the Organizational Limited Partner hereby amend and restate the original Agreement of Limited Partnership of the Partnership in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act.

Section 2.2 Name. The name of the Partnership shall be “Alon USA Partners, LP.” The Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership,” the letters “LP” or “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3 Registered Office; Registered Agent; Principal Office; Other Offices. Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at 12700 Central Park Drive, Suite 1600, Dallas, Texas 75251, or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner determines to be necessary or appropriate. The address of the General Partner shall be 12700 Central Park Drive, Suite 1600, Dallas, Texas 75251, or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4 Purpose and Business. The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form, hold and dispose of any corporation,

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partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner, in its sole discretion, and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would be reasonably likely to cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve, and may, in its sole discretion, decline to propose or approve, the conduct by the Partnership of any business.

Section 2.5 Powers. The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6 Term. The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.7 Title to Partnership Assets. Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1 Limitation of Liability. The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2 Management of Business. No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the

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Partnership. All actions taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

Section 3.3 Outside Activities of the Limited Partners. Subject to the provisions of Section 7.6, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners, each Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.

Section 3.4 Rights of Limited Partners

(a) Each Limited Partner shall have the right, for a purpose that is reasonably related, as determined by the General Partner, to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand and at such Limited Partner’s own expense, to obtain:

(i) true and full information regarding the status of the business and financial condition of the Partnership (provided that the requirements of this Section 3.4(a)(i) shall be satisfied to the extent the Limited Partner is furnished the Partnership’s most recent annual report and any subsequent quarterly or periodic reports required to be filed (or which would be required to be filed) with the Commission pursuant to Section 13 of the Securities Exchange Act);

(ii) a current list of the name and last known business, residence or mailing address of each Record Holder; and

(iii) a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with copies of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed.

(b) The rights to information granted the Limited Partners pursuant to Section 3.4(a) replace in their entirety any rights to information provided for in Section 17-305(a) of the Delaware Act and each of the Partners and each other Person or Group who acquires an interest in Partnership Interests hereby agrees to the fullest extent permitted by law that they do not have any rights as Partners to receive any information either pursuant to Sections 17-305(a) of the Delaware Act or otherwise except for the information identified in Section 3.4(a).

(c) The General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section ).

(d) Notwithstanding any other provision of this Agreement or Section 17-305 of the Delaware Act, each of the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person

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bound by this Agreement hereby agrees to the fullest extent permitted by law that they do not have rights to receive information from the Partnership or any Indemnitee for the purpose of determining whether to pursue litigation or assist in pending litigation against the Partnership or any Indemnitee relating to the affairs of the Partnership except pursuant to the applicable rules of discovery relating to litigation commenced by such Person.

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP

INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1 Certificates. Notwithstanding anything to the contrary herein, unless the General Partner shall determine otherwise in respect of some or all of any or all classes of Partnership Interests, Partnership Interests shall not be evidenced by certificates. Certificates that may be issued shall be executed on behalf of the Partnership by the Executive Chairman, the President and Chief Executive Officer, the Chief Financial Officer, any Senior Vice President or Vice President or the Secretary or any Assistant Secretary of the General Partner. No Certificate for a class of Partnership Interests shall be valid for any purpose until it has been countersigned by the Transfer Agent for such class of Partnership Interests; provided, however, that if the General Partner elects to cause the Partnership to issue Partnership Interests of such class in global form, the Certificate shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Partnership Interests have been duly registered in accordance with the directions of the Partnership.

Section 4.2 Mutilated, Destroyed, Lost or Stolen Certificates.

(a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Interests as the Certificate so surrendered.

(b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner.

If a Limited Partner fails to notify the General Partner within a reasonable period of time after such Limited Partner has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent

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receives such notification, the Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

(c) As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3 Record Holders. The Partnership shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person shall be (a) the Record Holder of such Partnership Interest and (b) bound by this Agreement and shall have the rights and obligations of a Partner hereunder as, and to the extent, provided herein.

Section 4.4 Transfer Generally.

(a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall mean a transaction (i) by which the General Partner assigns its General Partner Interest to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise (other than any pledge of the General Partner Interest to secure borrowings under the Partnership’s credit facilities), or (ii) by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, excluding a pledge, encumbrance, hypothecation or mortgage but including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be, to the fullest extent permitted by law, null and void.

(c) Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of any Partner of any or all of the shares of stock, membership interests, partnership interests or other ownership interests in such Partner and the term “transfer” shall not mean any such disposition.

Section 4.5 Registration and Transfer of Limited Partner Interests.

(a) The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests.

(b) The Partnership shall not recognize any transfer of Limited Partner Interests evidenced by Certificates until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum

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sufficient to cover any tax or other governmental charge that may be imposed with respect thereto. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions hereof, the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Certificates evidencing Limited Partner Interests, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

(c) Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.3, (iii) Section 4.7, (iv) with respect to any class or series of Limited Partner Interests, the provisions of any statement of designations or an amendment to this Agreement establishing such class or series, (v) any contractual provisions binding on any Limited Partner and (vi) provisions of applicable law including the Securities Act, Limited Partner Interests shall be freely transferable.

(d) The General Partner and its Affiliates shall have the right at any time to transfer their Common Units to one or more Persons.

Section 4.6 Transfer of the General Partner’s General Partner Interest.

(a) The General Partner may at its option transfer all or any part of its General Partner Interest without Unitholder approval.

(b) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability under the Delaware Act of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest held by the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.2, be admitted to the Partnership as the General Partner effective immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7 Restrictions on Transfers.

(a) Notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed).

(b) The General Partner may impose restrictions on the transfer of Partnership Interests if it determines, with the advice of counsel, that such restrictions are necessary or advisable to (i) avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for U.S. federal

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income tax purposes or (ii) preserve the uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

(c) Nothing contained in this Agreement, other than Section 4.7(a), shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

Section 4.8 Eligibility Certificates; Ineligible Holders.

(a) If at any time the General Partner determines, with the advice of counsel, that:

(i) the U.S. federal income tax status (or lack of proof of the U.S. federal income tax status) of one or more Limited Partners or their beneficial owners has, or is reasonably likely to have, a material adverse effect on the rates that can be charged to customers by any Group Member with respect to assets that are subject to regulation by the Federal Energy Regulatory Commission or similar regulatory body (a “Rate Eligibility Trigger”); or

(ii) any Group Member is subject to any federal, state or local law or regulation that would create a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner (a “Citizenship Eligibility Trigger”);

then, the General Partner may adopt such amendments to this Agreement as it determines to be necessary or appropriate to (x) in the case of a Rate Eligibility Trigger, obtain such proof of the U.S. federal income tax status of the Limited Partners and, to the extent relevant, their beneficial owners, as the General Partner determines to be necessary or appropriate to reduce risk of the occurrence of a material adverse effect on the rates that can be charged to customers by any Group Member or (y) in the case of a Citizenship Eligibility Trigger, obtain such proof of the nationality, citizenship or other related status of the Limited Partner and, to the extent relevant, their beneficial owners as the General Partner determines to be necessary or appropriate to eliminate or mitigate a significant risk of cancellation or forfeiture of any properties or interests therein of a Group Member.

(b) Such amendments may include provisions requiring all Partners to certify as to their (and their beneficial owners’) status as Eligible Holders upon demand and on a regular basis, as determined by the General Partner, and may require transferees of Units to so certify prior to being admitted to the Partnership as a Partner (any such required certificate, an “Eligibility Certificate”).

(c) Such amendments may provide that any Partner who fails to furnish to the General Partner within a reasonable period requested proof of its (and its beneficial owners’) status as an Eligible Holder or if upon receipt of such Eligibility Certificate or other requested information the General Partner determines that a Limited Partner (or its beneficial owner) is not an Eligible Holder (an “Ineligible Holder”), the Partnership Interests owned by such Limited Partner shall be subject to redemption in accordance with the provisions of Section 4.9. In addition, the General Partner shall be substituted and treated as the owner of all Partnership Interests owned by an Ineligible Holder.

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(d) The General Partner shall, in exercising voting rights in respect of Partnership Interests held by it on behalf of Ineligible Holders, cast such votes in the same manner and in the same ratios as the votes of Partners (including the General Partner and its Affiliates) in respect of Partnership Interests other than those of Ineligible Holders are cast.

(e) Upon dissolution of the Partnership, an Ineligible Holder shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Ineligible Holder’s share of any distribution in kind. Such payment and assignment shall be treated for purposes hereof as a purchase by the Partnership from the Ineligible Holder of the portion of his Partnership Interest representing his right to receive his share of such distribution in kind.

(f) At any time after he can and does certify that he has become an Eligible Holder, an Ineligible Holder may, upon application to the General Partner, request that with respect to any Partnership Interests of such Ineligible Holder not redeemed pursuant to Section 4.9, such Ineligible Holder be admitted as a Partner, and upon approval of the General Partner, such Ineligible Holder shall be admitted as a Partner and shall no longer constitute an Ineligible Holder and the General Partner shall cease to be deemed to be the owner in respect of such Ineligible Holder’s Partnership Interests.

Section 4.9 Redemption of Partnership Interests of Ineligible Holders.

(a) If at any time a Partner fails to furnish an Eligibility Certificate or other information requested within the period of time specified in amendments adopted pursuant to Section 4.8 or if upon receipt of such Eligibility Certificate, the General Partner determines, with the advice of counsel, that a Partner is an Ineligible Holder, the Partnership may, unless the Partner establishes to the satisfaction of the General Partner that such Partner is an Eligible Holder or has transferred his Limited Partner Interests to a Person who is an Eligible Holder and who furnishes an Eligibility Certificate to the General Partner prior to the date fixed for redemption as provided below, redeem the Partnership Interest of such Partner as follows:

(i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Partner, at his last address designated on the records of the Partnership or the Transfer Agent, as applicable, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon redemption of the Redeemable Interests (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender of the Certificate evidencing the Redeemable Interests) and that on and after the date fixed for redemption no further allocations or distributions to which the Partner would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Partnership Interests of the class to be so redeemed multiplied by the number of Partnership Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 8% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii) The Partner or his duly authorized representative shall be entitled to receive the payment for the Redeemable Interests at the place of payment specified in the notice of redemption on the redemption date (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender by or on behalf of the

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Partner at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank).

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

(b) The provisions of this Section 4.9 shall also be applicable to Partnership Interests held by a Partner as nominee of a Person determined to be an Ineligible Holder.

(c) Nothing in this Section 4.9 shall prevent the recipient of a notice of redemption from transferring his Partnership Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Partnership Interest certifies to the satisfaction of the General Partner that he is an Eligible Holder. If the transferee fails to make such certification, such redemption will be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1 Organizational Contributions. In connection with the formation of the Partnership under the Delaware Act, the General Partner has been admitted as the sole General Partner of the Partnership. The Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $1,000.00 in exchange for a Limited Partner Interest equal to a 100% Percentage Interest and has been admitted as a Limited Partner of the Partnership.

Section 5.2 Contributions by the Organizational Limited Partner. On or prior to the Closing Date and pursuant to the Contribution Agreement, contributed to the Partnership in exchange for Common Units and the right to receive the Deferred Issuance and Distribution.

Section 5.3 Contributions by Public through Underwriters.

(a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.

(b) Upon the exercise, if any, of the Underwriters’ Option, each Underwriter shall contribute cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each Underwriter, all as set forth in the Underwriting Agreement.

(c) No Limited Partner will be required to make any additional Capital Contribution to the Partnership pursuant to this Agreement.

Section 5.4 Interest and Withdrawal. No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon dissolution of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital

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Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners agree within the meaning of Section 17-502(b) of the Delaware Act.

Section 5.5 Capital Accounts.

(a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

(b) For purposes of computing the amount of any item of income, gain, loss or deduction that is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for U.S. federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

(i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement) of all property owned by (x) any other Group Member that is classified as a partnership for U.S. federal income tax purposes and (y) any other partnership, limited liability company, unincorporated business or other entity classified as a partnership for U.S. federal income tax purposes of which a Group Member is, directly or indirectly, a partner, member or other equity holder.

(ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code that may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for U.S. federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(iv) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the property’s Carrying Value as of such date.

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(v) Any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property or Adjusted Property shall be determined under the rules prescribed by Treasury Regulation Section 1.704-3(d)(2) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment.

(vi) The Gross Liability Value of each Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i) shall be adjusted at such times as provided in this Agreement for an adjustment to Carrying Values. The amount of any such adjustment shall be treated for purposes hereof as an item of loss (if the adjustment increases the Carrying Value of such Liability of the Partnership) or an item of gain (if the adjustment decreases the Carrying Value of such Liability of the Partnership).

(c) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(d) (i) Consistent with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of Partnership Interests as consideration for the provision of services or the conversion of the Combined Interest to Common Units pursuant to Section 11.3(a), the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, and any such Unrealized Gain or Unrealized Loss shall be treated, for purposes of maintaining Capital Accounts, as if it had been recognized on an actual sale of each such property for an amount equal to its fair market value immediately prior to such issuance and had been allocated among the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized following an event giving rise to the dissolution of the Partnership would have been allocated; provided, however, that in the event of an issuance of Partnership Interests for a de minimis amount of cash or Contributed Property, or in the event of an issuance of a de minimis amount of Partnership Interests as consideration for the provision of services, the General Partner may determine that such adjustments are unnecessary for the proper administration of the Partnership. In determining such Unrealized Gain or Unrealized Loss, the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such method of valuation as it may adopt. In making its determination of the fair market values of individual properties, the General Partner may determine that it is appropriate to first determine an aggregate value for the Partnership, based on the current trading price of the Common Units, and taking fully into account the fair market value of the Partnership Interests of all Partners at such time, and then allocate such aggregate value among the individual properties of the Partnership (in such manner as it determines appropriate).

(ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, and any such Unrealized Gain or Unrealized Loss shall be treated, for purposes of maintaining Capital Accounts, as if it had been recognized on an actual sale of each such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated among the Partners, at such time, pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized following an event giving rise to the dissolution of the Partnership would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual or deemed distribution other than a distribution made pursuant to Section 12.4, be determined in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined by the Liquidator using such method of valuation as it may adopt.

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Section 5.6 Issuances of Additional Partnership Interests and Derivative Instruments.

(a) The Partnership may issue additional Partnership Interests and Derivative Instruments for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.

(b) Each additional Partnership Interest authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Interests), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Interest (including sinking fund provisions); (v) whether such Partnership Interest is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Interest will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Interest; and (viii) the right, if any, of each such Partnership Interest to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Interest.

(c) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Interests and Derivative Instruments pursuant to this Section 5.6, including Common Units issued in connection with the Deferred Issuance and Distribution, (ii) the conversion of the Combined Interest to Units pursuant to the terms of this Agreement, (iii) reflecting the admission of such additional Limited Partners in the books and records of the Partnership as the Record Holder of such Limited Partner Interest and (iv) all additional issuances of Partnership Interests. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Interests being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Interests or in connection with the conversion of the Combined Interest into Common Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Interests are listed or admitted to trading.

(d) No fractional Units shall be issued by the Partnership.

Section 5.7 Limited Preemptive Right. Except as provided in this Section 5.7 or as otherwise provided in a separate agreement by the Partnership, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Interest, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Interests from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Interests to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Interests.

Section 5.8 Splits and Combinations.

(a) Subject to Section 5.8(d), the Partnership may make a Pro Rata distribution of Partnership Interests to all Record Holders or may effect a subdivision or combination of Partnership Interests so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event.

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(b) Whenever such a distribution, subdivision or combination of Partnership Interests is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Interests to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Interests as of the applicable Record Date representing the new number of Partnership Interests held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Interests Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

(d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.6(d) and this Section 5.8(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.9 Fully Paid and Non-Assessable Nature of Limited Partner Interests. All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Sections 17-607 or 17-804 of the Delaware Act.

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1 Allocations for Capital Account Purposes. For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) for each taxable period shall be allocated among the Partners as provided herein below.

(a) Net Income and Net Loss.

(i) Net Income. Net Income for each taxable period (including a pro rata part of each item of income, gain, loss and deduction taken into account in computing Net Income for such taxable period) shall be allocated as follows:

(A) First, to the General Partner until the aggregate of the Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i)(A) for the current and all previous taxable periods is equal to the aggregate of the Net Loss allocated to the General Partner pursuant to Section 6.1(a)(ii)(B) for all previous taxable periods; and

(B) The balance, if any, 100% to the Unitholders, Pro Rata.

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(ii) Net Loss. Net Loss for each taxable period (including a pro rata part of each item of income, gain, loss and deduction taken into account in computing Net Loss for such taxable period) shall be allocated as follows:

(A) First, to the Unitholders, Pro Rata; provided, that Net Loss shall not be allocated pursuant to this Section 6.1(a)(ii)(A) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit balance in its Adjusted Capital Account); and

(B) The balance, if any, 100% to the General Partner.

(b) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for each taxable period:

(i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(b), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(b) with respect to such taxable period (other than an allocation pursuant to Section 6.1(b)(vi) and Section 6.1(b)(vii)). This Section 6.1(b)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(b)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(b), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(b), other than Section 6.1(b)(i) and other than an allocation pursuant to Section 6.1(b)(vi) and Section 6.1(b)(vii), with respect to such taxable period. This Section 6.1(b)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Priority Allocations. If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) with respect to a Unit exceeds the amount of cash or the Net Agreed Value of property distributed with respect to another Unit (the amount of the excess, an “Excess Distribution” and the Unit with respect to which the greater distribution is paid, an “Excess Distribution Unit”), then there shall be allocated gross income and gain to each Unitholder receiving an Excess Distribution with respect to the Excess Distribution Unit until the aggregate amount of such items allocated with respect to such Excess Distribution Unit pursuant to this Section 6.1(b)(iii) for the current taxable period and all previous taxable periods is equal to the amount of the Excess Distribution.

(iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership gross income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury

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Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible; provided, that an allocation pursuant to this Section 6.1(b)(iv) shall be made only if and to the extent that such Partner would have a deficit balance in its Adjusted Capital Account after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(b)(iv) were not in this Agreement.

(v) Gross Income Allocation. In the event any Partner has a deficit balance in its Capital Account at the end of any taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(b)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account after all other allocations provided for in this Section 6.1 have been tentatively made as if Section 6.1(b)(iv) and this Section 6.1(b)(v) were not in this Agreement.

(vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners Pro Rata. If the General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, the Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(viii) Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners Pro Rata.

(ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts as a result of a distribution to a Partner in complete liquidation of such Partner’s interest in the Partnership, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) taken into account pursuant to Section 5.5, and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(x) Economic Uniformity; Changes in Law. For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations of income, gain, loss, deduction, Unrealized Gain or Unrealized Loss; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to

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this Agreement as provided in this Section 6.1(b)(viii) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Outstanding Limited Partner Interests or the Partnership.

(xi) Curative Allocation.

(A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of gross income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. In exercising its discretion under this Section 6.1(b)(xi)(A), the General Partner may take into account future Required Allocations that, although not yet made, are likely to offset other Required Allocations previously made. Allocations pursuant to this Section 6.1(b)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners.

(B) The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(b)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(b)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

Section 6.2 Allocations for Tax Purposes.

(a) Except as otherwise provided herein, for U.S. federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

(b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deduction shall be allocated for U.S. federal income tax purposes among the Partners in the manner provided under Section 704(c) of the Code, and the Treasury Regulations promulgated under Section 704(b) and 704(c) of the Code, as determined appropriate by the General Partner (taking into account the General Partner’s discretion under Section 6.1(b)(viii)); provided, that the General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) in all events.

(c) The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

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(d) In accordance with Treasury Regulation Sections 1.1245-1(e) and 1.1250-1(f), any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

(e) All items of income, gain, loss, deduction and credit recognized by the Partnership for U.S. federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(f) Each item of Partnership income, gain, loss and deduction shall, for U.S. federal income tax purposes, be determined for each Quarter and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the first Business Day of each month; provided, however, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Closing Date occurs shall be allocated to the Partners who are issued Units as a result of the transactions contemplated by the Contribution Agreement or the Underwriting Agreement; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income, gain, loss or deduction as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the first Business Day of the month in which such item is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent the General Partner determines necessary or appropriate to comply with Section 706 of the Code and the regulations or rulings promulgated thereunder or for the proper administration of the Partnership.

(g) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

Section 6.3 Distributions; Distributions to Record Holders.

(a) The General Partner may adopt a cash distribution policy, which it may change from time to time without amendment to this Agreement. Distributions, if any, will be made as and when declared by the General Partner and will be made by the Partnership to the Unitholders, Pro Rata.

(b) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all Partnership assets shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(c) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through any Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

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ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1 Management.

(a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, but without limitation on the ability of the General Partner to delegate its rights and power to other Persons, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no other Partner shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted to a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.4, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible or exchangeable into Partnership Interests, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.4 or Article XIV);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member; and the making of capital contributions to any Group Member;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if the same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of Partnership cash or cash equivalents, as the case may be;

(vii) the selection, employment, retention and dismissal of employees (including employees having titles such as “chief executive officer,” “president,” “chief financial officer,” “chief operating officer,” “general counsel,” “vice president,” “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors of the General Partner or the Partnership Group and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

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(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other Persons (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time);

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange;

(xiii) the purchase, sale or other acquisition or disposition of Partnership Interests, or the issuance of Derivative Instruments;

(xiv) the undertaking of any action in connection with the Partnership’s participation in the management of any Group Member; and

(xv) the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

(b) Each of the Partners and each other Person who acquires an interest in a Partnership Interest and each other Person who is otherwise bound by this Agreement hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement, the Underwriting Agreement, the Contribution Agreement and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement (in the case of each agreement other than this Agreement, without giving effect to any amendments, supplements or restatements after the date hereof); (ii) agrees that the General Partner (on its own behalf or on behalf of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners, the other Persons who acquire a Partnership Interest and the Persons who are otherwise bound by this Agreement; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any fiduciary or other duty existing at law, in equity or otherwise that the General Partner may owe the Partnership, the Limited Partners, the other Persons who acquire an interest in a Partnership Interest or the Persons who are otherwise bound by this Agreement.

Section 7.2 Replacement of Fiduciary Duties. Notwithstanding any other provision of this Agreement, to the extent that any provision of this Agreement purports or is interpreted (a) to have the effect of replacing, restricting or eliminating the duties that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partner or any other Indemnitee to the Partnership, the Limited Partners, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement, or (b) to constitute a waiver or consent by the Partnership, the Limited Partners, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement to any such replacement or

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restriction, such provision shall be deemed to have been approved by the Partnership, all the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person who is bound by this Agreement.

Section 7.3 Certificate of Limited Partnership. The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Partner.

Section 7.4 Restrictions on the General Partner’s Authority. Except as provided in Article XII and Article XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions without the approval of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance.

Section 7.5 Reimbursement of the General Partner.

(a) The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person (including Affiliates of the General Partner), to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group), and (ii) all other expenses allocable to the Partnership Group or otherwise incurred by the General Partner in connection with operating the Partnership Group’s business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to any member of the Partnership Group. Reimbursements pursuant to this Section 7.5 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7. The General Partner and its Affiliates may charge any member of the Partnership Group a management fee to the extent necessary to allow the Partnership Group to reduce the amount of any state franchise or income tax or any tax based upon revenues or gross margin of any member of the Partnership Group if the tax benefit produced by the payment for such management fee exceeds the amount of such fee.

(b) The General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership benefit plans, programs and practices (including plans, programs and practices involving the issuance of Partnership Interests), or cause the Partnership to issue Partnership Interests in connection with, or pursuant to, any benefit plan, program or practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees, officers, consultants and directors of the General Partner or its Affiliates, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner

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or any of its Affiliates any Partnership Interests that the General Partner or such Affiliates are obligated to provide to any employees, officers, consultants and directors pursuant to any such benefit plans, programs or practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Interests purchased by the General Partner or such Affiliates, from the Partnership or otherwise, to fulfill awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.5(a). Any and all obligations of the General Partner under any benefit plans, programs or practices adopted by the General Partner as permitted by this Section 7.5(b) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.

Section 7.6 Outside Activities.

(a) The General Partner, for so long as it is the General Partner of the Partnership shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (i) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement, (ii) the acquiring, owning or disposing of debt securities or equity interests in any Group Member or (iii) the provision of management, advisory and administrative services to its Affiliates or to other Persons.

(b) Each Unrestricted Person (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member. No such business interest or activity shall constitute a breach of this Agreement, any fiduciary or other duty existing at law, in equity or otherwise, or obligation of any type whatsoever to the Partnership or other Group Member, any Partner, any Person who acquires an interest in a Partnership Interest or any Person who is otherwise bound by this Agreement.

(c) Notwithstanding anything to the contrary in this Agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Unrestricted Person (including the General Partner). No Unrestricted Person (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Partnership, shall have any duty to communicate or offer such opportunity to any Group Member, and such Unrestricted Person (including the General Partner shall not be liable to the Partnership or any other Group Member, any Partner, any person who acquires a Partnership Interest or any other Person who is otherwise bound by this Agreement for breach of any fiduciary or other duty existing at law, in equity or otherwise by reason of the fact that such Unrestricted Person (including the General Partner) pursues or acquires such opportunity for itself, directs such opportunity to another Person or does not communicate such opportunity or information to any Group Member.

(d) The General Partner and each of its Affiliates may acquire Units or other Partnership Interests in addition to those acquired on the Closing Date and, except as otherwise expressly provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Interests acquired by them. The term “Affiliates” when used in this Section 7.6(d) with respect to the General Partner shall not include any Group Member.

Section 7.7 Indemnification.

(a) To the fullest extent permitted by law, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses

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(including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee and acting (or refraining to act) in such capacity; provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Agreement, the Indemnitee acted in bad faith or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in appearing at, participating in or defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be ultimately determined that the Indemnitee is not entitled to be indemnified as authorized by this Section 7.7.

(c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law, in equity or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of an Indemnitee and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Indemnitee in connection with the Partnership’s activities or such Indemnitee’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Indemnitee against such liability under the provisions of this Agreement.

(e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by an Indemnitee with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

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(h) The provisions of this Section 7.7 are for the benefit of the Indemnitees and their heirs, successors, assigns, executors and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8 Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Partners or any other Persons who have acquired interests in a Partnership Interest or is otherwise bound by this Agreement, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful. In the case where an Indemnitee is liable for damages, those damages shall only be direct damages and shall not include punitive damages, consequential damages or lost profits.

(b) The General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership, the Partners, any Person who acquires an interest in a Partnership Interest or is otherwise bound by this Agreement, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable, to the fullest extent permitted by law, to the Partnership, the Partners, any Person who acquires an interest in a Partnership Interest or is otherwise bound by this Agreement, for its reliance on the provisions of this Agreement.

(d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9 Standards of Conduct and Modification of Duties.

(a) Whenever the General Partner, the Board of Directors or any committee of the Board of Directors (including the Conflicts Committee), makes a determination or takes or declines to take any other action, or any Affiliates of the General Partner cause the General Partner to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the General Partner, the Board of Directors, such committee or such Affiliates causing the General Partner to do so, shall make such determination or take or decline to take such other action in

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good faith and shall not be subject to any higher standard contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. A determination, other action or failure to act by the General Partner, the Board of Directors of the General Partner or any committee thereof (including the Conflicts Committee) will be deemed to be in good faith unless the General Partner, the Board of Directors of the General Partner or any committee thereof (including the Conflicts Committee) believed such determination, other action or failure to act was adverse to the interests of the Partnership. In any proceeding brought by the Partnership, any Limited Partner, or any Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement challenging such action, determination or failure to act, the Person bringing or prosecuting such proceeding shall have the burden of proving that such determination, action or failure to act was not in good faith.

(b) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled, to the fullest extent permitted by law, to make such determination or to take or decline to take such other action free of any fiduciary duty or other duty existing at law, in equity or otherwise or obligation whatsoever to the Partnership, any Limited Partner, any other Person who acquires an interest in a Partnership Interest or any other Person who otherwise is bound by this Agreement, and the General Partner, or such Affiliates causing it to do so, shall not, to the fullest extent permitted by law, be required to act in good faith or pursuant to any other standard imposed by this Agreement or any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. By way of illustration and not of limitation, whenever the phrases, “at the option of the General Partner,” “in its sole discretion” or some variation of those phrases, are used in this Agreement, it indicates that the General Partner is acting in its individual capacity. For the avoidance of doubt, whenever the General Partner votes or transfers its Partnership Interests, or refrains from voting or transferring its Partnership Interests, it shall be acting in its individual capacity.

(c) Whenever a potential conflict of interest exists or arises between the General Partner or any Affiliates, on the one hand, and the Partnership, any Group Member or any Partner, any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement on the other hand, the General Partner may in its discretion submit any resolution or course of action with respect to such conflict of interest for (i) Special Approval or (ii) approval by the vote of a majority of the Common Units (excluding Common Units owned by the General Partner and its Affiliates). If such course of action or resolution receives Special Approval or approval of a majority of the Common Units (excluding Common Units owned by the General Partner and its Affiliates), then such course of action or resolution shall be conclusively deemed approved by the Partnership, all the Partners, each Person who acquires an interest in a Partnership Interest and each other Person who is bound by this Agreement, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any fiduciary or other duty existing at law, in equity or otherwise or obligation of any type whatsoever.

(d) Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates or any other Indemnitee shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall be in its sole discretion.

(e) Notwithstanding anything to the contrary in this Agreement, the General Partner may, in its sole discretion, decline to approve any actions by or transactions involving any Group Member that the General

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Partner believes would materially adversely affect Alon Energy’s ability to continue to comply with any financial covenants contained in its then-existing debt agreements, and any such action taken by the General Partner shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any fiduciary or other duty existing at law, in equity or otherwise or obligation of any type whatsoever.

(f) The Partners, and each Person who acquires an interest in a Partnership Interest or is otherwise bound by this Agreement, hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

Section 7.10 Other Matters Concerning the General Partner and Indemnitees.

(a) The General Partner and any other Indemnitee may rely upon, and shall be protected in acting or refraining from acting upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner and any other Indemnitee may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of any Group Member.

Section 7.11 Purchase or Sale of Partnership Interests. The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Interests. As long as Partnership Interests are held by any Group Member, such Partnership Interests shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Interests for its own account, subject to the provisions of Articles IV and X.

Section 7.12 Registration Rights of the General Partner and Its Affiliates.

(a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Interests that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Interests (the “Holder”) to dispose of the number of Partnership Interests it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Interests covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership

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Interests specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 7.12(a); and provided further, however, that if the General Partner determines that a postponement of the requested registration would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Interests subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Interests in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of Partnership Interests for cash (other than an offering relating solely to a benefit plan), the Partnership shall use all commercially reasonable efforts to include such number or amount of Partnership Interests held by any Holder in such registration statement as the Holder shall request; provided, that the Partnership is not required to make any effort or take any action to so include the Partnership Interests of the Holder once the registration statement becomes or is declared effective by the Commission, including any registration statement providing for the offering from time to time of Partnership Interests pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder that in their opinion the inclusion of all or some of the Holder’s Partnership Interests would adversely and materially affect the timing or success of the offering, the Partnership shall include in such offering only that number or amount, if any, of Partnership Interests held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Interests were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or issuer free writing prospectus or in any

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amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or free writing prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(d) The provisions of Section 7.12(a) and Section 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be a general partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Interests with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Interests for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

(e) The rights to cause the Partnership to register Partnership Interests pursuant to this Section 7.12 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Interests, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Interests with respect to which such registration rights are being assigned; and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.12.

(f) Any request to register Partnership Interests pursuant to this Section 7.12 shall (i) specify the Partnership Interests intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Interests for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Interests, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Interests.

Section 7.13 Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Partner hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available to such Partner to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and

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empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1 Records and Accounting. The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders of Units or other Partnership Interests, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

Section 8.2 Fiscal Year. The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3 Reports.

(a) As soon as practicable, but in no event later than 105 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available, by any reasonable means, to each Record Holder of a Unit or other Partnership Interest as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

(b) As soon as practicable, but in no event later than 50 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available, by any reasonable means to each Record Holder of a Unit or other Partnership Interest, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

(c) The General Partner shall be deemed to have made a report available to each Record Holder as required by this Section 8.3 if it has either (i) filed such report with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such report is publicly available on such system or (ii) made such report available on any publicly available website maintained by the Partnership.

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ARTICLE IX

TAX MATTERS

Section 9.1 Tax Returns and Information. The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and the taxable period or years that it is required by law to adopt, from time to time, as determined by the General Partner. In the event the Partnership is required to use a taxable period other than a year ending on December 31, the General Partner shall use reasonable efforts to change the taxable period of the Partnership to a year ending on December 31. The tax information reasonably required by Record Holders for federal, state and local income tax reporting purposes with respect to a taxable period shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable period ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for U.S. federal income tax purposes.

Section 9.2 Tax Elections.

(a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(f) without regard to the actual price paid by such transferee.

(b) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3 Tax Controversies. Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

Section 9.4 Withholding; Tax Payments.

(a) The General Partner may treat taxes paid by the Partnership on behalf of, all or less than all of the Partners, either as a distribution of cash to such Partners or as a general expense of the Partnership, as determined appropriate under the circumstances by the General Partner.

(b) Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income or from a distribution to any Partner (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

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ARTICLE X

ADMISSION OF PARTNERS

Section 10.1 Admission of Limited Partners.

(a) A Person shall be admitted as a Limited Partner and shall become bound by the terms of this Agreement if such Person purchases or otherwise lawfully acquires any Limited Partner Interest and becomes the Record Holder of such Limited Partner Interests in accordance with the provisions of Article IV or Article V hereof. Upon the issuance by the Partnership of Common Units to the Organizational Limited Partner and the Underwriters as described in Article V in connection with the Initial Offering, such parties will be automatically admitted to the Partnership as Initial Limited Partners in respect of the Common Units issued to them.

(b) By acceptance of the transfer of any Limited Partner Interests in accordance with Article IV or the acceptance of any Limited Partner Interests issued pursuant to Article V or pursuant to a merger or consolidation or conversion pursuant to Article XIV, and except as provided in Section 4.8, each transferee of, or other such Person acquiring, a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when any such transfer or admission is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound, and shall be deemed to have agreed to be bound, by the terms of this Agreement, (iii) represents that the transferee or other recipient has the capacity, power and authority to enter into this Agreement and (iv) makes the consents, acknowledgements and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Limited Partner or Record Holder of a Limited Partner Interest without the consent or approval of any of the Partners. A Person may not become a Limited Partner without acquiring a Limited Partner Interest and until such Person is reflected in the books and records of the Partnership as the Record Holder of such Limited Partner Interest. The rights and obligations of a Person who is an Ineligible Holder shall be determined in accordance with Section 4.8.

(c) The name and mailing address of each Record Holder shall be listed on the books and records of the Partnership maintained for such purpose by the Partnership or the Transfer Agent. The General Partner shall update the books and records of the Partnership from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable). A Limited Partner Interest may be represented by a Certificate, as provided in Section 4.1.

(d) Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.1(a) and (b)

Section 10.2 Admission of Successor General Partner. A successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

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Section 10.3 Amendment of Agreement and Certificate of Limited Partnership. To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1 Withdrawal of the General Partner.

(a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”);

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its General Partner Interest pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi)(A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 11:59 pm, prevailing Central Time, on                     , the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention

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to withdraw to the Limited Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Units (excluding Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 11:59 pm, prevailing Central Time, on                     , the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal pursuant to Section 11.1(a)(i), a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1 unless the business of the Partnership is continued pursuant to Section 12.2. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.2.

Section 11.2 Removal of the General Partner. The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a Unit Majority (including Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.2. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.2, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section  10.2.

Section 11.3 Interest of Departing General Partner and Successor General Partner.

(a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the Partners under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Sections 11.1 or 11.2, the Departing General Partner shall have the option, exercisable prior to the effective date of the withdrawal

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or removal of such Departing General Partner, to require its successor to purchase its General Partner Interest and its or its Affiliates’ general partner interest (or equivalent interest), if any, in the other Group Members (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its withdrawal or removal. If the General Partner is removed by the Partners under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Sections 11.1 or 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest for such fair market value of such Combined Interest. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.5, including any employee related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of the Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s withdrawal or removal, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such withdrawal or removal, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner and other factors it may deem relevant.

(b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (or its transferee) shall become a Limited Partner and the Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest to Common Units will be characterized as if the Departing General Partner (or its Affiliates) contributed the Combined Interest to the Partnership in exchange for the newly issued Common Units.

Section 11.4 Withdrawal of Limited Partners. No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

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ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1 Dissolution. The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1, 11.2 or 12.2, the Partnership shall not be dissolved and such successor General Partner is hereby authorized to, and shall, continue the business of the Partnership. Subject to Section 12.2, the Partnership shall dissolve, and its affairs shall be wound up, upon:

(a) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and such successor is admitted to the Partnership pursuant to this Agreement;

(b) an election to dissolve the Partnership by the General Partner that is approved by a Unit Majority;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

Section 12.2 Continuation of the Business of the Partnership After Dissolution. Upon (a) an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Section 11.1 or Section 11.2, then within 90 days thereafter, or (b) an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as a successor General Partner a Person approved by a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(a) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(b) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(c) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement;

provided, that the right of a Unit Majority to approve a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability under the Delaware Act of any Limited Partner and (y) neither the Partnership nor any Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

Section 12.3 Liquidator. Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The

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Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a Unit Majority. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a Unit Majority. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a Unit Majority. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.4) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4 Liquidation. The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable period of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable period (or, if later, within 90 days after said date of such occurrence).

Section 12.5 Cancellation of Certificate of Limited Partnership. Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

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Section 12.6 Return of Contributions. The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7 Waiver of Partition. To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8 Capital Account Restoration. No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable period of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1 Amendments to be Adopted Solely by the General Partner. Each Partner agrees that the General Partner, without the approval of any other Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for U.S. federal income tax purposes;

(d) a change that the General Partner determines (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.8 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable period of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable

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period of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that the General Partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of Partnership Interests or Derivative Instruments pursuant to Section 5.6;

(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4 or 7.1(a);

(k) a merger, conveyance or conversion pursuant to Section 14.3(d); or

(l) any other amendments substantially similar to the foregoing.

Section 13.2 Amendment Procedures. Amendments to this Agreement may be proposed only by the General Partner. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve any amendment to this Agreement and may decline to do so in its sole discretion, and, in declining to propose or approve an amendment, to the fullest extent permitted by law shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. An amendment shall be effective upon its approval by the General Partner and, except as otherwise provided by Section 13.1 or 13.3, a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any amendments. The General Partner shall be deemed to have notified all Record Holders as required by this Section 13.2 if it has either (i) filed such amendment with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such amendment is publicly available on such system or (ii) made such amendment available on the Partnership’s website.

Section 13.3 Amendment Requirements.

(a) Notwithstanding the provisions of Section 13.1 and Section 13.2, no provision of this Agreement (other than Section 11.2 or Section 13.4) that establishes a percentage of Outstanding Units (including Units

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deemed owned by the General Partner) or requires a vote or approval of Partners (or a subset of Partners) holding a specified Percentage Interest required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of in the case of any provision of this Agreement reducing such percentage, unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced or the affirmative vote of Partners whose aggregate Percentage Interests constitute not less than the voting requirement sought to be reduced, as applicable.

(b) Notwithstanding the provisions of Section 13.1 and Section 13.2, no amendment to this Agreement may (i) enlarge the obligations of (including requiring any holder of a class of Partnership Interests to make additional Capital Contributions to the Partnership) any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), or (ii) enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at its option.

(c) Except as provided in Section 14.3 or Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected. If the General Partner determines an amendment does not satisfy the requirements of Section 13.1(d) because it adversely affects one or more classes of Partnership Interests, as compared to other classes of Partnership Interests, in any material respect, such amendment shall only be required to be approved by the adversely affected class or classes.

(d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Percentage Interests of all Limited Partners voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable partnership law of the state under whose laws the Partnership is organized.

(e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of Partners (including the General Partner and its Affiliates) holding at least 90% of the Percentage Interests of all Limited Partners.

Section 13.4 Special Meetings. All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the time notice of the meeting is given as provided in Section 16.1. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control

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of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5 Notice of a Meeting. Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6 Record Date. For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading or U.S. federal securities laws, in which case the rule, regulation, guideline or requirement of such National Securities Exchange or U.S. federal securities laws shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals. If the General Partner does not set a Record Date, then (a) the Record Date for determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the day next preceding the day on which notice is given, and (b) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the General Partner in accordance with Section 13.11.

Section 13.7 Adjournment. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8 Waiver of Notice; Approval of Meeting; Approval of Minutes. The transaction of business at any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9 Quorum and Voting. The holders of a majority, by Percentage Interest, of Partnership Interests of the class or classes for which a meeting has been called (including Partnership Interests deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Partners of such class or classes unless any such action by the Partners requires approval by holders of a greater Percentage Interest, in which case the quorum shall be such greater Percentage Interest. At any meeting of the Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Partners holding Partnership Interests that, in the aggregate, represent a majority of the Percentage Interest of those present in person or by proxy at such meeting shall be deemed to constitute the act of all Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Partners holding Partnership Interests that in the aggregate represent at least such greater or different percentage shall be required; provided, however, that if, as a matter of law or amendment to this Agreement, approval by plurality vote of Partners (or any class thereof) is required to approve any action, no

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minimum quorum shall be required. The Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by Partners holding the required Percentage Interest specified in this Agreement. In the absence of a quorum any meeting of Partners may be adjourned from time to time by the affirmative vote of Partners with at least a majority, by Percentage Interest, of the Partnership Interests entitled to vote at such meeting (including Partnership Interests deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Section 13.10 Conduct of a Meeting. The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11 Action Without a Meeting. If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting, without a vote and without prior notice, if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage, by Percentage Interest, of the Partnership Interests of the class or classes for which a meeting has been called (including Partnership Interests deemed owned by the General Partner), as the case may be, that would be necessary to authorize or take such action at a meeting at which all the Limited Partners entitled to vote at such meeting were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Partnership Interests held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Partnership Interests that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner and (b) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners. Nothing contained in this Section 13.11 shall be deemed to require the General Partner to solicit all Limited Partners in connection with a matter approved by the holders of the requisite percentage of Partnership Interests acting by written consent without a meeting.

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Section 13.12 Right to Vote and Related Matters.

(a) Only those Record Holders of the Outstanding Partnership Interests on the Record Date set pursuant to Section 13.6 shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Partnership Interests have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Partnership Interests shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Partnership Interests.

(b) With respect to Partnership Interests that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Partnership Interests are registered, such other Person shall, in exercising the voting rights in respect of such Partnership Interests on any matter, and unless the arrangement between such Persons provides otherwise, vote such Partnership Interests in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(a) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

ARTICLE XIV

MERGER OR CONSOLIDATION

Section 14.1 Authority. The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)) or convert into any such entity, whether such entity is formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written plan of merger or consolidation (“Merger Agreement”) in accordance with this Article XIV.

Section 14.2 Procedure for Merger or Consolidation.

(a) Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner, provided, however, that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to consent to any merger or consolidation of the Partnership and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner and, in declining to consent to a merger or consolidation, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

(b) If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(i) the name and jurisdiction of formation or organization of each of the business entities proposing to merge or consolidate;

(ii) the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(iii) the terms and conditions of the proposed merger or consolidation;

(iv) the manner and basis of exchanging or converting the equity interests of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business

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Entity; and (i) if any interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity, then the cash, property or interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) which the holders of such interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights, and (ii) in the case of equity interests represented by certificates, upon the surrender of such certificates, which cash, property or interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(v) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership, certificate of formation or limited liability company agreement or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(vi) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain and stated in the certificate of merger); and

(vii) such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

Section 14.3 Approval by Limited Partners.

(a) Except as provided in Section 14.3(d) and Section 14.3(e), the General Partner, upon its approval of the Merger Agreement shall direct that the Merger Agreement and the merger or consolidation contemplated thereby, as applicable, be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement, as the case may be, shall be included in or enclosed with the notice of a special meeting or the written consent.

(b) Except as provided in Sections 14.3(d) and 14.3(e), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of a greater percentage of the Outstanding Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

(c) Except as provided in Sections 14.3(d) and 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

(d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the

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Partnership’s assets to, another limited liability entity that shall be newly formed and shall have no assets, liabilities or operations at the time of such merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the merger or conveyance, as the case may be, would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already treated as such), (ii) the sole purpose of such merger, or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the General Partner determines that the governing instruments of the new entity provide the Limited Partners and the General Partner with substantially the same rights and obligations as are herein contained.

(e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (A) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already treated as such), (B) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (C) the Partnership is the Surviving Business Entity in such merger or consolidation, (D) each Partnership Interest outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Partnership Interest of the Partnership after the effective date of the merger or consolidation, and (E) the number of Partnership Interests to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Interests Outstanding immediately prior to the effective date of such merger or consolidation.

(f) Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section  14.3 shall be effective at the effective time or date of the merger or consolidation.

Section 14.4 Certificate of Merger. Upon the required approval by the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

Section 14.5 Effect of Merger or Consolidation.

(a) At the effective time of the certificate of merger:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

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(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1 Right to Acquire Limited Partner Interests.

(a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 90% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. Notwithstanding the foregoing, if, at any time, the General Partner and its Affiliates hold less than 70% of the total Limited Partner Interests of any class then Outstanding then, from and after that time, the General Partner’s right set forth in this Section 15.1(a) shall be exercisable if the General Partner and its Affiliates subsequently hold more than 80% of the total Limited Partner Interests of such class.

(b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and circulated in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in the case of Limited Partner Interests evidenced by Certificates, in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor,

ALON USA PARTNERS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests in the case of Limited Partner Interests evidenced by Certificates, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1 Addresses and Notices; Written Communications.

(a) Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below. Any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Interests at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Interests by reason of any assignment or otherwise. Notwithstanding the foregoing, if (i) a Partner shall consent to receiving notices, demands, requests, reports or proxy materials via electronic mail or by the Internet or (ii) the rules of the Commission shall permit any report or proxy materials to be delivered electronically or made available via the Internet, any such notice, demand, request, report or proxy materials shall be deemed given or made when delivered or made available via such mode of delivery. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report given or made in accordance with the provisions of this Section 16.1 is returned marked to indicate that such notice, payment or report was unable to be delivered, such notice, payment or report and, in the case of notices, payments or reports returned by the United States Postal Service (or other physical mail delivery mail service outside the United States of America), any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) or other delivery if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

(b) The terms “in writing”, “written communications,” “written notice” and words of similar import shall be deemed satisfied under this Agreement by use of e-mail and other forms of electronic communication.

Section 16.2 Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

ALON USA PARTNERS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

Section 16.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4 Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5 Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7 Third-Party Beneficiaries. Each Partner agrees that (a) any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee and (b) any Unrestricted Person shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Unrestricted Person.

Section 16.8 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest, pursuant to Section 10.1(a) without execution hereof.

Section 16.9 Applicable Law; Forum, Venue and Jurisdiction.

(a) This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

(b) Each of the Partners and each Person holding any beneficial interest in the Partnership (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise):

(i) irrevocably agrees that any claims, suits, actions or proceedings (A) arising out of or relating in any way to this Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of this Agreement or the duties, obligations or liabilities among Partners or of Partners to the Partnership, or the rights or powers of, or restrictions on, the Partners or the Partnership), (B) brought in a derivative manner on behalf of the Partnership, (C) asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Partnership or the General Partner, or owed by the General Partner, to the Partnership or the Partners, (D) asserting a claim arising pursuant to any provision of the Delaware Act or (E) asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), in each case regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims;

(ii) irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction) in connection with any such claim, suit, action or proceeding;

ALON USA PARTNERS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

(iii) agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of the Court of Chancery of the State of Delaware or of any other court to which proceedings in the Court of Chancery of the State of Delaware may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper;

(iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding; and

(v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (v) hereof shall affect or limit any right to serve process in any other manner permitted by law.

Section 16.10 Invalidity of Provisions. If any provision or part of a provision of this Agreement is or becomes for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and part thereof contained herein shall not be affected thereby and this Agreement shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provision or part reformed so that it would be valid, legal and enforceable to the maximum extent possible.

Section 16.11 Consent of Partners. Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

Section 16.12 Facsimile Signatures. The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Partnership on Certificates representing Units is expressly permitted by this Agreement.

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ALON USA PARTNERS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:

ALON USA PARTNERS GP, LLC

By:
Name:
Title:

ORGANIZATIONAL LIMITED PARTNER:

ALON ASSETS, INC.

By:
Name:
Title:

SIGNATURE PAGE

ALON USA PARTNERS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

EXHIBIT A

to the First Amended and Restated

Agreement of Limited Partnership of

Alon USA Partners, LP

Certificate Evidencing Common Units

Representing Limited Partner Interests in

Alon USA Partners, LP

No.	Common Units

In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of Alon USA Partners, LP, as amended, supplemented or restated from time to time (the “Partnership Agreement”), Alon USA Partners, LP, a Delaware limited partnership (the “Partnership”), hereby certifies that                      (the “Holder”) is the registered owner of              Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 7616 LBJ Freeway, Suite 300, Dallas, Texas 75251. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF ALON USA PARTNERS, LP THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF ALON USA PARTNERS, LP UNDER THE LAWS OF THE STATE OF DELAWARE, OR (C) CAUSE ALON USA PARTNERS, LP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). ALON USA PARTNERS GP, LLC (THE “GENERAL PARTNER”), THE GENERAL PARTNER OF ALON USA PARTNERS, LP, MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO AVOID A SIGNIFICANT RISK OF ALON USA PARTNERS, LP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES. THIS SECURITY MAY BE SUBJECT TO ADDITIONAL RESTRICTIONS ON ITS TRANSFER PROVIDED IN THE PARTNERSHIP AGREEMENT. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS SECURITY TO THE SECRETARY OF THE GENERAL PARTNER AT THE PRINCIPAL EXECUTIVE OFFICES OF THE PARTNERSHIP. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

The Holder, by accepting this Certificate, (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred to such person when any such transfer or admission is

A-A-1

reflected on the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound by the terms of the Partnership Agreement, (iii) represents that the transferee has the capacity, power and authority to enter into the Partnership Agreement and (iv) makes the consents, acknowledgements and waivers contained in the Partnership Agreement, with or without the execution of the Partnership Agreement by the Holder.

This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

Dated:	Alon USA Partners, L.P.

Countersigned and Registered by:	By:	Alon USA Partners GP, LLC

Computershare Trust Company, NA	By:
As Transfer Agent and Registrar
Name:

Title:

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[Reverse of Certificate]

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM - as tenants in common	UNIF GIFT/TRANSFERS MIN ACT
TEN ENT - as tenants by the entireties	Custodian
JT TEN - as joint tenants with right of survivorship and not as tenants in common	(Cust) (Minor)
Under Uniform Gifts/Transfers to CD Minors Act (State) (Please insert Social Security or other identifying number of assignee)

Additional abbreviations, though not in the above list, may also be used.

ASSIGNMENT OF COMMON UNITS OF

ALON USA PARTNERS, LP

FOR VALUE RECEIVED,                      hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of assignee)	(Please insert Social Security or other identifying number of assignee)

                     Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint                      as its attorney-in-fact with full power of substitution to transfer the same on the books of Alon USA Partners, LP

Date:	NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular. without alteration, enlargement or change.

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15	(Signature) (Signature)

A-A-3

Appendix B

GLOSSARY OF INDUSTRY TERMS USED IN THIS PROSPECTUS

“3-2-1 crack spread” refers to the approximate refining margin resulting from processing three barrels of crude oil to produce two barrels of gasoline and one barrel of distillate;

“Barrel” refers to common unit of measurement in the oil industry, which equates to 42 gallons;

“Blendstocks” refers to various compounds that are combined with gasoline or diesel from the crude oil refining process to make finished gasoline and diesel; these may include natural gasoline, fluid catalytic cracking unit or FCCU gasoline, ethanol, reformate or butane, among others;

“Bpd” refers to an abbreviation for barrels per calendar day, which is defined by the EIA as the amount of input that a distillation facility can process under usual operating conditions reduced for regular limitations that may delay, interrupt, or slow down production such as downtime due to such conditions as mechanical problems, repairs, and slowdowns;

“Catalyst” refers to a substance that alters, accelerates, or instigates chemical changes, but is neither produced, consumed nor altered in the process;

“Complexity” refers to the number, type and capacity of processing units at a refinery, measured by the Nelson index, which is often used as a measure of a refinery’s ability to process lower cost crude oils into higher-value light refined products, including transportation fuels, such as gasoline and distillates;

“Crack spread” refers to a simplified calculation that measures the difference between the price for motor fuels and crude oil;

“Distillates” refers to primarily diesel, kerosene and jet fuel;

“Feedstocks” refers to petroleum products, such as crude oil, that are processed and blended into refined products;

“Gulf Coast (WTI) 3-2-1 crack spread” refers to the 3-2-1 crack spread calculated using the market value of Gulf Coast conventional gasoline and ultra-low sulfur diesel against the market value of NYMEX Cushing WTI;

“ICE” refers to Intercontinental Exchange;

“Nelson complexity” refers to the complexity of an oil refinery as measured by the Nelson Complexity Index, which is calculated on an annual basis by the Oil and Gas Journal. The Nelson Complexity Index assigns a complexity factor to each major piece of refinery equipment based on its complexity and cost in comparison to crude distillation, which is assigned a complexity factor of 1.0. The complexity of each piece of refinery equipment is then calculated by multiplying its complexity factor by its throughput ratio as a percentage of crude distillation capacity. Adding up the complexity values assigned to each piece of equipment, including crude distillation, determines a refinery’s complexity on the Nelson Complexity Index. A refinery with a complexity of 10.0 on the Nelson Complexity Index is considered ten times more complex than crude distillation for the same amount of throughput;

“NYMEX” refers to the New York Mercantile Exchange;

“NYMEX RBOB” refers to a wholesale non-oxygenated blendstock traded in the New York Harbor barge market that is ready for the addition of 10% ethanol at the truck rack.

“PADD III” refers to the Petroleum Administration for Defense District III region of the United States, which covers the following states: Alabama, Arkansas, Louisiana, Mississippi, New Mexico and Texas;

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“Refined products” refers to petroleum products, such as gasoline, diesel and jet fuel, which are produced by a refinery;

“Sour crude oil” refers to a crude oil that is relatively high in sulfur content, requiring additional processing to remove the sulfur. Sour crude oil is typically less expensive than sweet crude oil;

“Sweet crude oil” refers to a crude oil that is relatively low in sulfur content, requiring less processing to remove the sulfur. Sweet crude oil is typically more expensive than sour crude oil;

“Throughput” refers to the volume processed through a unit or a refinery;

“Turnaround” refers to a periodically required standard procedure to refurbish and maintain a refinery that involves the shutdown and inspection of major processing units and occurs every three to four years on industry average;

“Utilization” refers to average daily crude oil throughput divided by crude oil capacity (which represents the stated refining capacity of our refinery), excluding planned periods of downtime for maintenance and turnarounds.

“WTI” refers to West Texas Intermediate crude oil, a light, sweet crude oil, characterized by an American Petroleum Institute gravity, or API gravity, between 39° and 41° and a sulfur content of approximately 0.3 weight percent that is used as a benchmark for other crude oils;

“WTS” refers to West Texas Sour crude oil, a sour crude oil, characterized by an API gravity between 30° and 33° and a sulfur content of approximately 1.28 weight percent that is used as a benchmark for other sour crude oils; and

“Yield” refers to the percentage of refined products that is produced from crude oil and other feedstocks.

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10,000,000 Common Units

Representing Limited Partner Interests

Goldman, Sachs & Co.

Credit Suisse

Citigroup

Jefferies

Macquarie Capital

Tudor, Pickering, Holt & Co.

Through and including December 14, 2012 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.